                                                     REGISTRATION NO. 333-

                                                       REGISTRATION NO. 811-4235
--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6
                             REGISTRATION STATEMENT
                                     UNDER
                         THE SECURITIES ACT OF 1933 [X]
                             OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                         PRE-EFFECTIVE AMENDMENT NO.[ ]
                        POST-EFFECTIVE AMENDMENT NO. [ ]

                        MONY AMERICA VARIABLE ACCOUNT L
                             (Exact Name of Trust)

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                              (Name of Depositor)

                                 1740 BROADWAY

                            NEW YORK, NEW YORK 10019
                    (Address of Principal Executive Office)

                              EDWARD P. BANK, ESQ.

                   VICE PRESIDENT AND DEPUTY GENERAL COUNSEL
                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                    (Name and Address of Agent for Service)

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as possible after the effective date of this Registration Statement.

     Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

     Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
---------------
STATEMENT PURSUANT TO RULE 24f-2

     The Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Rule 24f-2 notice for Registrant's fiscal year ending December 31, 1997 was filed on March 31, 1998.
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

                CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-8B-2

ITEM NO. OF
FORM N-8B-2                                                    CAPTION IN PROSPECTUS
-----------                                                    ---------------------
 1..........................................  Cover Page
 2..........................................  Cover Page
 3..........................................  Not Applicable
 4..........................................  DISTRIBUTION OF THE POLICY
 5..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
 6..........................................  MONY America Variable Account L
 7..........................................  Not required
 8..........................................  Not required
 9..........................................  Legal Proceedings
10..........................................  THE POLICY; INFORMATION ABOUT THE COMPANY AND THE
                                                VARIABLE ACCOUNT; CHARGES AND DEDUCTIONS; OTHER
                                                INFORMATION; VOTING OF FUND SHARES; MORE ABOUT THE
                                                POLICY
11..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE FUNDS; PURCHASE OF PORTFOLIO SHARES BY THE
                                                VARIABLE ACCOUNT
12..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE FUNDS; PURCHASE OF PORTFOLIO SHARES BY THE
                                                VARIABLE ACCOUNT
13..........................................  THE POLICY; CHARGES AND DEDUCTIONS; THE FUNDS
14..........................................  THE POLICY
15..........................................  THE POLICY
16..........................................  THE FUNDS; THE POLICY; INFORMATION ABOUT THE COMPANY AND
                                                THE VARIABLE ACCOUNT
17..........................................  THE POLICY
18..........................................  THE FUNDS; THE POLICY; INFORMATION ABOUT COMPANY AND THE
                                                VARIABLE ACCOUNT
19..........................................  VOTING OF FUND SHARES; MORE ABOUT THE POLICY
20..........................................  Not applicable
21..........................................  THE POLICY
22..........................................  Not applicable
23..........................................  Not applicable
24..........................................  IMPORTANT TERMS; MORE ABOUT THE POLICY
25..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
26..........................................  Not applicable

ITEM NO. OF
FORM N-8B-2                                                    CAPTION IN PROSPECTUS
-----------                                                    ---------------------
27..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
28..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
29..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
30..........................................  Not applicable
31..........................................  Not applicable
32..........................................  Not applicable
33..........................................  Not applicable
34..........................................  Not applicable
35..........................................  MORE ABOUT THE POLICY
36..........................................  Not applicable
37..........................................  Not applicable
38..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                MORE ABOUT THE POLICY
39..........................................  MORE ABOUT THE POLICY
40..........................................  Not applicable
41..........................................  MORE ABOUT THE POLICY
42..........................................  Not applicable
43..........................................  Not applicable
44..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE POLICY; MORE ABOUT THE POLICY
45..........................................  Not applicable
46..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE POLICY; MORE ABOUT THE POLICY
47..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE POLICY; MORE ABOUT THE POLICY
48..........................................  Not applicable
49..........................................  Not applicable
50..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
51..........................................  Cover Page; INFORMATION ABOUT THE COMPANY AND THE
                                                VARIABLE ACCOUNT; THE POLICY; MORE ABOUT THE POLICY
52..........................................  OTHER INFORMATION
53..........................................  OTHER INFORMATION
54..........................................  Not applicable
55..........................................  Not applicable
56..........................................  Not required
57..........................................  Not required
58..........................................  Not required
59..........................................  FINANCIAL STATEMENTS

                                   PROSPECTUS
                             DATED OCTOBER 15, 1998

                         LAST SURVIVOR FLEXIBLE PREMIUM
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                                   ISSUED BY

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                        MONY AMERICA VARIABLE ACCOUNT L

    This prospectus describes a flexible premium joint survivorship variable universal life insurance policy (individually, the "Policy," and collectively, the "Policies") offered by MONY Life Insurance Company of America (the "Company"), a wholly-owned subsidiary of The Mutual Life Insurance Company of New York. The Policy, for so long as it remains in force, provides insurance protection on the two Insureds named in the Policy through the Maturity Date. The Policy is designed to provide maximum flexibility in connection with premium payments and death benefits by permitting, subject to certain restrictions, the frequency and amount of premium payments to vary and the death benefit payable under the Policy to increase or decrease. A Policy may also be surrendered for its Cash Value.

    The Company will pay the death proceeds to the Beneficiary when the last surviving Insured dies if the Policy is still in force. The death proceeds will equal the Death Benefit, plus any amount provided under the Four Year Term Insurance Rider, less any Outstanding Debt, and by any charges due during the Grace Period. The Policy will remain in force as long as the Cash Value remains greater than zero. If at all times during the first three Policy years, the sum of premiums paid less Partial Surrenders taken (excluding their fees) and any Outstanding Debt is greater than or equal to the Minimum Monthly Premium times the number of completed months this Policy has been in force or the Cash Value is greater than zero, the Policy and all Rider coverages will not lapse. If the Guaranteed Death Benefit Rider is purchased, the Specified Amount of the Policy and certain Rider coverages will remain in force for the Guarantee Period if the required premiums less Partial Surrenders taken (and their fees) less any Outstanding Debt have been paid. The Guaranteed Death Benefit Rider is not available in all states.

    The Policy permits the choice of two death benefit Options: under Option 1, the Death Benefit remains fixed at the Specified Amount chosen; under Option 2, the Death Benefit equals the Specified Amount plus Fund Value (under certain circumstances, the Death Benefit may be greater). Under Option 2, the Death Benefit will vary daily with the investment performance of the Subaccounts for any Policy Owner who has allocated net premiums to the Variable Account. Under either Option, for so long as the Policy remains in force, the Death Benefit will never be less than the current Specified Amount.

    The Policy also permits an owner of the Policy to obtain loans from the Company in amounts up to 90% of the Cash Value of the Policy, and it permits an Owner to surrender a part of the Policy and receive a part of the Cash Value of the Policy.

    Net premiums may be allocated at the Policy Owner's discretion to one or more of the Subaccounts that comprise a separate account of the Company called the MONY America Variable Account L (the "Variable Account"), or to the Guaranteed Interest Account of the Company. Any portion of a net premium allocated to one or more of the Subaccounts is used to purchase shares of the corresponding Portfolios of the MONY Series Fund, Inc. (the "MONY Series Fund") or the Enterprise Accumulation Trust (the "Accumulation Trust"). The available Portfolios of the MONY Series Fund currently are: the Money Market Portfolio, the Government Securities Portfolio, the Intermediate Term Bond Portfolio, and the Long Term Bond Portfolio. The available Portfolios of the Accumulation Trust are: the Equity Portfolio, the Small Company Value Portfolio, the Managed Portfolio, the International Growth Portfolio, the High Yield Bond Portfolio, the Small Company Growth Portfolio, The Equity Income Portfolio, the Capital Appreciation Portfolio, the Growth and Income Portfolio, and the Growth Portfolio. The Loan Account represents amounts set aside as collateral for any Policy Debt.

    To the extent that all or a portion of net premiums are allocated to the Variable Account, the Fund Value under the Policy will vary based upon the investment performance of the Subaccounts to which the Fund Value is allocated. Net premiums allocated to the Guaranteed Interest Account are assets of the General Account of the Company. The Fund Value in the Guaranteed Interest Account will accrue interest at an interest rate that is guaranteed by the Company. No minimum amount of Fund Value is guaranteed, except to the extent premiums are allocated to the Guaranteed Interest Account.

    A Policy may be returned during the Right to Return Policy Period (see
"Right to Examine a Policy -- Right to Return Policy Period," page     ), during
which time net premium payments earn an interest rate guaranteed by the Company.

    It may not be advantageous to replace existing insurance with the Policy.

    This prospectus generally describes only the portion of the Policy involving the Variable Account. For a brief summary of the Guaranteed Interest Account,
see "The Guaranteed Interest Account," page     .

    In pursuing its investment objective, the High Yield Bond Subaccount purchases shares of the High Yield Bond Portfolio which may invest significantly in lower rated bonds, commonly referred to as "Junk Bonds". Bonds of this type are considered to be speculative with regard to the payment of interest and return of principal. Investment in these types of securities have special risks and, therefore, may not be suitable for all investors. Investors should carefully assess the risks associated with allocating premium payments to this subaccount.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
   PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE MONY SERIES FUND,
 INC. AND THE ENTERPRISE ACCUMULATION TRUST. THESE PROSPECTUSES SHOULD BE READ
                  CAREFULLY AND RETAINED FOR FUTURE REFERENCE.
                             ---------------------

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 1-800-487-6669

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
TABLE OF CONTENTS.....................    i
IMPORTANT TERMS.......................    1
SUMMARY OF THE POLICY.................    3
  Purpose of the Policy...............    3
  Policy Values.......................    3
  The Death Benefit...................    4
  Premium Features....................    4
  Allocation Options..................    5
  Transfer of Fund Value..............    5
  Policy Loans........................    5
  Full Surrender......................    5
  Partial Surrender...................    5
  Right to Return Policy Period.......    6
  Grace Period and Lapse..............    6
  Charges and Deductions..............    6
     Deductions from Premiums.........    6
     Daily Deduction from the Variable
       Account........................    7
     Deductions from Fund Value.......    7
     Surrender Charge.................    7
     Transaction and Other Charges....    7
  Tax Treatment of Increases in Fund
     Value............................    7
  Tax Treatment of Death Benefit......    8
  The Guaranteed Interest Account.....    8
  Contacting the Company..............    8
INFORMATION ABOUT THE COMPANY AND THE
  VARIABLE ACCOUNT....................    8
  MONY Life Insurance Company of
     America..........................    8
  Year 2000 Issue.....................    9
  MONY America Variable Account L.....    9
  The Funds...........................   10
  Purchase of Portfolio Shares by the
     Variable Account.................   11
     The Money Market Portfolio.......   12
     The Government Securities
       Portfolio......................   12
     The Intermediate Term Bond
       Portfolio......................   12
     The Long Term Bond Portfolio.....   12
     The Equity Income Portfolio......   12
     The Growth and Income
       Portfolio......................   12
     The Growth Portfolio.............   13
     The Equity Portfolio.............   13
     The Capital Appreciation
       Portfolio......................   13
     The Managed Portfolio............   13
     The Small Company Growth
       Portfolio......................   13
     The Small Company Value
       Portfolio......................   13
     The International Growth
       Portfolio......................   13
     The High Yield Bond Portfolio....   13

                                        PAGE
                                        ----
THE POLICY............................   13
  Application for a Policy............   14
     Temporary Insurance Coverage.....   14
     Initial Premium Payment..........   15
     Policy Date......................   15
     Risk Classifications.............   15
  Right to Examine a Policy -- Right
     to Return Policy Period..........   16
  Premiums............................   16
     Premium Flexibility..............   16
     Scheduled Premium Payments
       (Planned Premium Payments).....   16
     Choice of Tests for Compliance
       with IRS Definition of Life
       Insurance......................   17
     Guaranteed Death Benefit Rider...   17
     Modified Endowment Contracts.....   17
     Unscheduled Premium Payments.....   17
     Premium Payments Affect the
       Continuation of the Policy.....   18
  Allocation of Net Premiums..........   18
  Death Benefits Under the Policy.....   19
  Death Benefit Options...............   19
     Option 1.........................   19
     Option 2.........................   19
     Examples of Options 1 and 2......   19
     Changes in Death Benefit
       Option.........................   20
  Changes in Specified Amount.........   20
     Increases........................   21
     Decreases........................   21
  Guaranteed Death Benefit............   21
  Other Optional Insurance Benefits...   22
     Waiver of Monthly Deductions
       Rider..........................   21
     Waiver of Specified Premium
       Rider..........................   21
     Four Year Term Insurance Rider...   23
     Option to Split Policy Benefit...   23
     Benefits at Maturity.............   23
  Policy Values.......................   23
     Fund Value.......................   23
     Cash Value.......................   23
  Determination of Fund Value.........   24
  Calculating Unit Values for Each
     Subaccount.......................   24
  Transfer of Fund Value..............   25
  Right to Exchange Policy............   25
  Policy Loans........................   25
  Full Surrender......................   26
  Partial Surrender...................   27
  Grace Period and Lapse..............   27
     Special Rule for First Three
       Policy Years...................   28

                                        PAGE
                                        ----
     If Guaranteed Death Benefit Rider
       Is Not in Effect...............   28
     If Guaranteed Death Benefit Rider
       Is in Effect...................   28
     Reinstatement....................   29
CHARGES AND DEDUCTIONS................   29
  Deductions from Premiums............   29
     Sales Charge.....................   29
     Tax Charges......................   30
  Daily Deductions from the Variable
     Account..........................   30
     Mortality and Expense Risk
       Charge.........................   30
  Monthly Deductions from Fund
     Value............................   30
     Cost of Insurance................   30
     Administrative Charge............   31
     Per $1,000 Specified Amount
       Charge.........................   31
     Guaranteed Death Benefit
       Charge.........................   31
     Other Optional Insurance Benefits
       Charges........................   31
     Surrender Charge.................   31
  Effect of Changes in Specified
     Amount on Charges................
  Corporate Purchasers................   32
  Transaction and Other Charges.......   32
  Fees and Expenses of The Fund.......   32
  Guarantee of Certain Charges........   33
OTHER INFORMATION.....................   34
  Federal Income Tax Considerations...   34
     Definition of Life Insurance.....   34
     Diversification Requirements.....   34
     Tax Treatment of Policies........   35
     Conventional Life Insurance
       Policies.......................   35
     Modified Endowment Contracts.....   36
     Reasonableness Requirement for
       Charges........................   36
     Riders, Policy Changes, and
       Transfers......................   37
     Pension and Profit-Sharing
       Plans..........................   37
     Other Employee Benefit
       Programs.......................   37
     Other............................   37
  Charge for Company Income Taxes.....   37
  Voting of Fund Shares...............   38

                                        PAGE
                                        ----
  Disregard of Voting Instructions....   38
  Report to Policy Owners.............   38
  Substitution of Investments and
     Right to Change Operations.......   39
  Changes to Comply with Law..........   39
PERFORMANCE INFORMATION...............   39
THE GUARANTEED INTEREST ACCOUNT.......   40
  General Description.................   40
  Death Benefit.......................   41
  Policy Charges......................   41
  Transfers...........................   41
  Surrenders and Policy Loans.........   42
MORE ABOUT THE POLICY.................   42
  Ownership...........................   42
     Joint Owners.....................   42
  Beneficiary.........................   42
  The Policy..........................   42
  Notification and Claims
     Procedures.......................   42
  Payments............................   43
  Payment Plan/Settlement
     Provisions.......................   43
  Payment in Case of Suicide..........   43
  Assignment..........................   43
  Errors on The Application...........   43
  Incontestability....................   44
  Policy Illustrations................   44
  Distribution of The Policy..........   44
MORE ABOUT THE COMPANY................   45
  Management..........................   45
  State Regulation....................   45
  Telephone Transfer Privileges.......   45
  Legal Proceedings...................   46
  Legal Matters.......................   46
  Registration Statement..............   46
  Independent Accountants.............   46
  Financial Statements................   46
Index to Financial Statements.........  F-1
Appendix A............................  A-1
Appendix B............................  B-1
Appendix C............................  C-1
Appendix D............................  D-1

                                IMPORTANT TERMS

     Administrative Office -- The Company's administrative office at 1740 Broadway, New York, New York, 10019. "Administrative Office" also includes the Company's Syracuse Operations Center at 1 MONY Plaza, Syracuse, N.Y. 13202.

     Age -- Each Insured's age as of his or her last birthday on the Policy Date, increased by the number of complete Policy Years elapsed.

     Beneficiary -- The person or persons named by the Policy Owner in the application or by proper later designation to receive the death proceeds upon the death of the last surviving Insured.

     Business Day -- Each date on which the Variable Account is valued, which currently includes each day that the New York Stock Exchange (or International Exchange) is open for trading or any other day on which there is sufficient trading in the securities of a Portfolio of the Funds to affect materially the unit value of the corresponding Subaccount of the Variable Account.

     Cash Value -- The Fund Value for the Policy less Surrender Charge and less any Outstanding Debt.

     Company, the -- MONY Life Insurance Company of America.

     Death Benefit -- Initially, this is the Specified Amount for Policies under death benefit Option 1, or the Specified Amount plus the Fund Value for Policies under death benefit Option 2. The Death Benefit may subsequently change depending on the death benefit Option chosen and the Federal income tax law definition of life insurance.

     Funds -- The MONY Series Fund, Inc. and the Enterprise Accumulation Trust.

     Fund Value -- The sum of the amounts under the Policy held in each Subaccount of the Variable Account and the Guaranteed Interest Account, as well as any amount set aside in the Company's Loan Account, and any interest thereon, to secure Outstanding Debt.

     General Account -- All assets of the Company other than those allocated to the Variable Account or to any other segregated separate account of the Company.

     Guaranteed Interest Account -- An account that is part of Company's General Account to which all or a portion of net premium payments may be allocated for accumulation at a fixed rate of interest (which may not be less than 4.5%) declared by Company.

     Guarantee Period -- The period during which the Specified Amount is guaranteed under the Guaranteed Death Benefit Rider. The Guaranteed Death Benefit Rider is not available in all states. See "Guaranteed Death Benefits",
page      .

     Insured(s) -- The persons upon whose lives the Policy is issued, and upon whose deaths is the contingency upon which the Death Benefit proceeds are payable.

     Loan Account -- An account to which amounts are transferred from the Subaccounts and the Guaranteed Interest Account as collateral for any Outstanding Debt. The Loan Account is part of the Company's General Account, and it accumulates interest at a rate not less than 4.5%.

     Maturity Date -- The Policy Anniversary on which the younger Insured is (or would have been) Age 100.

     Minimum Monthly Premium -- The amount determined by the Company which is necessary to keep the Policy in force for the first three Policy Years.

     Monthly Anniversary Day -- The day each month on which the monthly deduction is due against the Fund Value. The first Monthly Anniversary Day is the Policy Date.

     Monthly Guarantee Premium -- The premium amount stated in the Policy as the amount required to maintain the Guaranteed Death Benefit Rider. The Monthly Guarantee Premium changes whenever the Specified Amount changes.

     Outstanding Debt -- The unpaid loan balance including accrued loan interest due and unpaid.

     Partial Surrender -- The surrender of a portion of the Policy. At least $500 of Cash Value must remain after a Partial Surrender, or a full surrender of the Policy will be required.

     Planned Premium Payments -- The premium amount specified on the application as the amount the Policy Owner intends to pay at selected intervals over a specified period of time. Within specified limits, premiums in excess of Planned Premium Payments may be paid. Planned Premium Payments may be changed at any time. For policies offered or issued for delivery outside the Commonwealth of Massachusetts, see the term "Scheduled Premium Payments".

     Policy Date -- The date set forth on page 1 of the Policy that is used to determine the Monthly Anniversary Day, Policy months, and Policy years. Policy monthly, quarterly, semiannual and annual anniversaries are measured from the Policy Date. Each Policy month starts on the same date in each calendar month as that specified as the Policy Date. Where the Policy Date is the 29th, 30th, or 31st of a month, and there is no such date in a calendar month, the Policy month for such month will start on the last day of that calendar month.

     Policy Owner or Owner -- The person or persons who own(s) the Policy. If the Policy has been absolutely assigned, the assignee becomes the Policy Owner. A collateral assignee is not the Owner.

     Portfolio(s) -- The separate investment portfolios of the Funds.

     Rider -- The addendum to a Policy which adds an optional insurance benefit to the Policy.

     Right to Return Policy Period -- The Period which follows the application for the Policy and its issuance to the Policy Owner. During the Right to Return Policy Period which follows the issuance of the Policy, the Policy Owner may cancel the Policy and receive a refund.

     Scheduled Premium Payments -- The premium amount specified on the application as the amount the Policy Owner intends to pay at fixed intervals over a specified period of time. Within specified limits, premiums in excess of the Scheduled Premium Payments may be paid. Scheduled Premium Payments may be changed at any time. For policies offered or issued for delivery in the Commonwealth of Massachusetts, see the term "Planned Premium Payments".

     Specified Amount -- The minimum Death Benefit for so long as the Policy remains in force. The Specified Amount may be increased or decreased under certain circumstances.

     Subaccounts -- The subdivisions of the Variable Account. Each Subaccount invests exclusively in the shares of a corresponding Portfolio of one of the Funds.

     Surrender Charge -- The contingent deferred charge determined for the initial Specified Amount of the Policy and for each increase in Specified Amount.

     Target Premium -- The maximum amount of premiums paid against which the sales charge may be applied.

     Transaction Date -- The date the Company receives a premium or acceptable written or telephone request at the Administrative Office. If the premium or request reaches the Administrative Office on a day which is not a Business Day or after the close of business on a Business Day (i.e., after 4:00 p.m. Eastern
Time), the Transaction Date will be the next Business Day.

     Unit -- The bookkeeping measure used to value the amounts allocated to the Subaccounts of the Variable Account.

     Unit Value -- The value of the Units of each Subaccount of the Variable Account. Unit Values are calculated for each Subaccount on each Business Day.

     Valuation Period -- The period that starts at the close of a Business Day and ends at the close of the next succeeding Business Day.

     Variable Account -- The Company's Variable Account L, a separate investment account established by the Company to receive and invest the net premiums paid under the Policy.

                             SUMMARY OF THE POLICY

     This summary is intended to provide a brief overview of the more significant aspects of the Policy. Further detail is provided in this prospectus and in the Policy. Unless the context indicates otherwise, the discussion in this summary and the remainder of the prospectus relates to the portion of the Policy involving the Variable Account. The Guaranteed Interest Account is
briefly described under "The Guaranteed Interest Account," on page   and in the
Policy.

PURPOSE OF THE POLICY

     The Policy offers a Policy Owner insurance protection on the lives of the Insureds through the Maturity Date for so long as the Policy is in force. The Death Benefit is payable upon the death of the last surviving Insured while the Policy is in force. A maturity benefit will be paid in lieu of a death benefit when the Policy reaches the Maturity Date during the lifetime of either or both the Insureds. Like traditional fixed life insurance, the Policy provides for a death benefit equal to its Death Benefit plus any amount payable by Rider, accumulation of Cash Value, and surrender and loan privileges. Unlike traditional fixed life insurance, the Policy offers a choice of investment alternatives and an opportunity for the Policy's Fund Value and its death benefit, to grow based on investment results. The Policy is a flexible premium policy, so that, unlike many other insurance policies, a Policy Owner may choose the amount and frequency of premium payments, within certain limits.

POLICY VALUES

     A Policy Owner may allocate net premium payments among the various Subaccounts that comprise the Variable Account and that invest in corresponding Portfolios of the MONY Series Fund and the Accumulation Trust. A Policy Owner may also allocate net premium payments to the Guaranteed Interest Account. The Loan Account represents amounts set aside in the General Account of the Company as collateral for Outstanding Debt.

     The Fund Value of the Policy is the sum of amounts allocated to the Subaccounts of the Variable Account, the Guaranteed Interest Account and the Loan Account. The Cash Value of the Policy is the Fund Value less the Surrender Charge and less any Outstanding Debt.

     Depending on the investment experience of the selected Subaccounts, the Fund Value may increase or decrease on any day. The Death Benefit may increase or decrease depending upon several factors, including the death benefit Option selected by the Policy Owner, although the death benefit will never decrease below the Specified Amount provided the Policy is in force. There is no guarantee that the Policy's Fund Value and death benefit will increase. The Policy Owner bears the investment risk on that portion of the net premiums and Fund Value allocated to the Variable Account.

     The Policy will remain in force until the earliest of the Maturity Date, the death of the last surviving Insured, or a full surrender of the Policy, unless, before any of these events, the Policy lapses and a Grace Period expires without sufficient additional premium payment or repayment of Outstanding Debt by the Policy Owner.

     Generally, the Policy will remain in force only as long as the Cash Value is sufficient to pay all the monthly deductions. However, if the premiums paid meet the Minimum Monthly Premium requirement during the first three Policy years, the Policy and all Rider coverages will remain in force even if the Cash Value of the Policy is less than zero. If an increase in Specified Amount occurs during the first three Policy years, the Minimum Monthly Premium requirement is increased following the effective date of the increase. If the Guaranteed Death Benefit Rider is purchased, the Specified Amount of the Policy and certain Rider coverages will remain in force for the Guarantee Period if the required premiums have been paid. The amount by which the Death Benefit may exceed the Specified Amount is not guaranteed by the Guaranteed Death Benefit Rider. The Guaranteed Death Benefit Rider is not available in all states.

THE DEATH BENEFIT

     The minimum Specified Amount at issue for a Policy is $100,000. The Policy Owner may elect one of two death benefit Options and may choose which of the two tests for compliance with the Federal income tax law definition of life insurance will be used to calculate the amount of Death Benefit payable under the Policy. The Death Benefit under Option 1 will be equal to the Specified Amount of the Policy on the date of death of the last surviving Insured or, if greater, the Fund Value on the date of death of the last surviving Insured multiplied by a death benefit percentage required by the Federal income tax law definition of life insurance. Under Option 2, the Death Benefit will be equal to the Specified Amount of the Policy on the date of death of the last surviving Insured plus the Fund Value on the date of death of the last surviving Insured or, if greater, the Fund Value on the date of death of the last surviving Insured multiplied by a death benefit percentage required by the Federal income tax law definition of life insurance. Policy Owners seeking to have favorable investment performance reflected in increasing Fund Value should choose Option 1; Policy Owners seeking to have favorable investment performance reflected in increasing insurance coverage should choose Option 2. A Policy Owner may change the death benefit Option, and increase or decrease the Specified Amount, subject
to certain conditions. See "Death Benefits Under the Policy," page   .

     The Policy Owner may, at time of application, choose to purchase the Guaranteed Death Benefit Rider. This Rider provides a guarantee that the Specified Amount and certain Rider coverages will remain in force for the Guarantee Period regardless of the amount of the Policy's Cash Value, if the required premiums (less Partial Surrenders taken and their related fees) have been paid. The Rider provides a Guarantee period to the younger Insured's Age 70 or ten years from the Policy Date, whichever is later. The Minimum Monthly Premium will be higher if the Rider is chosen. An extra charge will also be deducted from the Fund Value each month the Rider is in effect. See "Guaranteed
Death Benefits," page   . The Guaranteed Death Benefit Rider is not available in
all states.

PREMIUM FEATURES

     The Company requires a Policy Owner to pay an initial premium equal to at least the Minimum Monthly Premium that is defined by the Company. Thereafter, subject to certain limitations, a Policy Owner may choose the amount and frequency of premium payments. The Policy, therefore, provides the Policy Owner with the flexibility to vary premium payments to reflect varying financial conditions.

     When applying for a Policy, a Policy Owner will determine a Scheduled Premium Payment that provides for the payment of level premiums in regular intervals over a specified period of time. Each Policy Owner will receive a premium reminder notice for the Scheduled Premium Payment on either an annual, semiannual, or quarterly basis, at the option of the Policy Owner; however, the Policy Owner may not be required to pay Scheduled Premium Payments. Premiums may be paid monthly under the Electronic Funds Transfer plan where the Owner authorizes the Company to withdraw Scheduled Premium Payments from the Owner's checking account each month. (For Policies offered or issued for delivery in the Commonwealth of Massachusetts, the Policy Owner will be asked to indicate on the application the amount the Policy Owner intends to pay at selected intervals. For those Policy Owners, the term "Scheduled Premium Payment" used in this Prospectus, refers to Planned Premium Payments.)

     The amount, frequency, and period of time over which a Policy Owner pays premiums may affect whether or not the Policy will be classified as a modified endowment contract, which is a type of life insurance contract subject to different tax treatment for certain pre-death distributions. For more information on the tax treatment of life insurance contracts, including those classified as modified endowment contracts, see "Federal Income Tax
Considerations," page   .

     Payment of the Scheduled Premiums will not guarantee that a Policy will
remain in force. See "Grace Period and Lapse," page   . The Company also may
reject or otherwise limit any unscheduled premium payment that would result in an immediate increase in the net amount at risk under the Policy.

ALLOCATION OPTIONS

     Premium payments and Cash Values may be allocated by the Policy Owner among the various Subaccounts. Each of the Subaccounts uses premium payments and Fund Value to purchase shares of a designated portfolio (a "Portfolio") of the MONY Series Fund, Inc. (the "MONY Series Fund") or the Enterprise Accumulation Trust (the "Accumulation Trust") (collectively the "Funds"). The available Portfolios of the Funds, each of which has a different investment objective, are the Money Market Portfolio, the Government Securities Portfolio, the Intermediate Term Bond Portfolio, the Long Term Bond Portfolio, the Equity Portfolio, the Small Company Value Portfolio, the Managed Portfolio, the International Growth Portfolio, the High Yield Bond Portfolio, the Small Company Growth Portfolio, the Equity Income Portfolio, the Capital Appreciation Portfolio, the Growth and
Income Portfolio, and the Growth Portfolio. See "The Funds," page   .

     The Company is the investment manager of the MONY Series Fund. Enterprise Capital Management, Inc., a subsidiary of The Mutual Life Insurance Company of New York ("MONY"), is the investment manager of the Accumulation Trust. OpCap Advisors, a subsidiary of Oppenheimer Capital, is the sub-investment adviser of the Equity and Managed Portfolios; Brinson Partners, Inc. is the sub-investment adviser of the International Growth Portfolio; Caywood-Scholl Capital Corporation is the sub-investment adviser of the High Yield Bond Portfolio; William D. Witter, Inc. is the sub-investment adviser of the Small Company Growth Portfolio; 1740 Advisors, Inc., an affiliate of MONY, is the sub-investment adviser of the Equity Income Portfolio; Provident Investment Counsel, Inc. is the sub-investment adviser of the Capital Appreciation Portfolio; Retirement System Investors, Inc. is the sub-investment adviser of the Growth and Income Portfolio; Montag & Caldwell, Inc. is the sub-investment adviser of the Growth Portfolio; and Gabelli Asset Management, Inc. is the sub-investment advisor of the Small Company Value Portfolio.

     The Policy Owner may choose to allocate net premium payments to any or all of the available Subaccounts constituting the Variable Account, and to the Guaranteed Interest Account.

TRANSFER OF FUND VALUE

     The Policy Owner may transfer Fund Value among the Subaccounts, and, subject to certain other limitations, between the Subaccounts and the Guaranteed Interest Account. Transfers may be made by telephone if an authorization for telephone transfer form has been properly completed and signed and filed at the
Company's Syracuse Operations Center. See "Transfer of Fund Value," page   .

POLICY LOANS

     The Policy Owner may borrow from the Company an amount up to 90% of the Policy's Cash Value. The Policy will be the only security required for a loan.
See "Policy Loans," page   .

     The amount of any Outstanding Debt is subtracted from the Death Benefit upon the death of the last surviving Insured or from the Fund Value upon
surrender. See "Full Surrender," page   . Outstanding Debt may also impact the
continuation of the Policy. See "Grace Period and Lapse," page   .

FULL SURRENDER

     The Owner can surrender the Policy during the life of either or both of the Insureds and receive its Cash Value, which is equal to the Fund Value less the
Surrender Charge and less any Outstanding Debt. See "Full Surrender", page   .

PARTIAL SURRENDER

     Partial Surrenders are available under the Policy so long as the Cash Value remaining after giving effect to the requested surrender and any fees which may be assessed as a result of the Partial Surrender exceeds any minimum requirements. If a Partial Surrender is for an amount which exceeds the amount available, it will be rejected and the request will be returned to the Policy Owner. A Partial Surrender will decrease the Specified Amount of a Policy if the Owner has elected death benefit Option 1, and it will decrease the Death Benefit if the Death Benefit is greater than the Specified Amount under either Option 1 or
2. See "Partial Surrender," at page   .

     Among other restrictions, Partial Surrenders must be for at least $500, the Policy's Cash Value after the surrender must be at least $500, and the Specified Amount after the surrender must be no less than $100,000. A Partial Surrender Fee of $10 will be assessed against the remaining Fund Value. No Surrender Charge is assessed upon a Partial Surrender.

RIGHT TO RETURN POLICY PERIOD

     A Policy Owner may obtain a full refund of the premium paid if the Policy is returned within 10 days (or longer in certain states) after the Owner receives it. During the Right to Return Policy Period, net premiums will be retained in the Company's General Account and will earn interest at an annual rate of 4.5%. See "Right to Examine a Policy -- Right to Return Policy Period",
page   .

GRACE PERIOD AND LAPSE

     Payment of Scheduled Premium Payments will not guarantee that a Policy will remain in force. Instead, unless the Guaranteed Death Benefit Rider has been elected and all requirements have been met, the duration of the Policy depends upon the Policy's Cash Value. However, during the first three Policy years, if on each Monthly Anniversary Day the sum of premiums paid, less the sum of Partial Surrenders (excluding any fees relating thereto) and any Outstanding Debt is greater than or equal to the Minimum Monthly Premium times the number of completed Policy months or the Policy's Cash Value is greater than zero, the Policy is guaranteed not to lapse. If an increase in Specified Amount occurs during the first three Policy years, the Minimum Monthly Premium requirement will be increased following the date the increase took effect and will apply until the end of the first three Policy Years. Even if Scheduled Premium Payments are made, if either of these two provisions do not apply, the Policy will lapse any time the Cash Value is insufficient to pay the current monthly deduction and a Grace Period expires without sufficient payment.

     While the Guaranteed Death Benefit Rider is in force, if on any Monthly Anniversary the total premiums received less any Partial Surrenders and their fees, less Outstanding Debt do not exceed the premiums required under the
Guaranteed Death Benefit Rider (See "Guaranteed Death Benefits", page   ), a
notice will be sent which will give the Policy Owner 61 days from the date thereof to make additional payments needed to maintain the Rider. See "Grace
Period and Lapse", page   .

     The Guaranteed Death Benefit Rider is not available on Policies offered or issued for delivery to residents of certain states, and, therefore, in any such states, Grace Period and Lapse will be treated as if the Guaranteed Death
Benefit Rider is not in effect. See "Grace Period and Lapse", page   .

CHARGES AND DEDUCTIONS

  Deductions from Premiums

     Certain charges are deducted from each premium payment under a Policy prior to applying the net premium to the Fund Value. These charges consist of the following items:

     Sales Charge -- A charge in each of the first ten Policy years equal to 6% of the premiums paid up to the Target Premium in each year and 3% of premium paid in excess of the Target Premium in each year. The Sales Charge is equal to 3% of all premiums after the tenth Policy year.

     Tax Charge -- A state and local premium tax charge, currently equal to 2.25% of each premium, and a charge related to the federal tax treatment of deferred acquisition costs currently equal to 1.50% of each premium will be deducted to compensate the Company for these taxes. Actual state and local premium taxes vary, ranging from 0% to 4%. The Company does not expect to make a
profit from this charge. (See "Tax Charges", page   .)

  Daily Deduction from the Variable Account

     A charge is deducted from the Variable Account each day for the Mortality and Expense Risk Charge as described below.

     Mortality and Expense Risk Charge -- A charge is deducted daily from each Subaccount of the Variable Account for mortality and expense risks assumed by the Company. This daily charge is equal to .000959% of the amount in the Subaccount, which is equivalent to an annual rate of .35% of Subaccount value.

  Deductions from Fund Value

     A charge called the Monthly Deduction is deducted from the Fund Value on each Monthly Anniversary Day. The Monthly Deduction consists of the following items:

     Cost of Insurance -- This monthly charge compensates the Company for providing life insurance coverage for the Insureds. The amount of the charge is equal to a current cost of insurance rate for each Insured multiplied by the net amount at risk under the Policy at the beginning of each Policy Month.

     Administrative Charge -- An administrative charge is deducted each month based on the Specified Amount of the Policy. This charge is $7.50 per month for all years.

     Per $1,000 Specified Amount Charge -- The Company will deduct a per $1,000 Specified Amount charge from the Fund Value each month for the first 10 Policy years following issue or an increase in Specified Amount. The charge varies based on the issue age, underwriting class and smoking status of the younger Insured. See Appendix A.

     Guaranteed Death Benefit Charge -- If the Guaranteed Death Benefit Rider has been elected, a charge of $0.01 per thousand of Policy Specified Amount and certain Rider amounts per month will be charged during the Guarantee Period. The Guaranteed Death Benefit Rider is not available on Policies offered or issued for delivery to residents of the Commonwealth of Massachusetts or the States of New Jersey and Texas.

     Optional Insurance Benefits Charges -- The Monthly Deduction will include charges for any other optional insurance benefits added to the Policy by Rider.

  Surrender Charge

     The Company will assess a Surrender Charge against Fund Value upon full surrender of a Policy. The Surrender Charge is based on a factor per $1,000 of initial Specified Amount. Starting on the first anniversary, the charge decreases from its maximum by 10% per year until it reaches zero at the end of the 10th policy year. The Surrender Charge targets at issue vary by Specified Amount, issue age, gender and underwriting class. The grading percentages vary based on issue age and number of full years since the Policy was issued. See
"Surrender Charge", page   .

  Transaction and Other Charges

     A Partial Surrender Fee of $10 will be assessed against the remaining Fund Value for any Partial Surrender. In addition, the Company reserves the right to charge a fee of $25 for each transfer of Fund Value.

     The operating expenses of the Variable Account are paid by the Company and certain charges, deductions, and fees are made or imposed to compensate the Company for these expenses and for the risk that the charges, deductions, and fees may not be sufficient to compensate the Company. Investment advisory fees and operating expenses of the Fund are paid by the Fund. For a description of
these charges, see "Charges and Deductions," page   .

TAX TREATMENT OF INCREASES IN FUND VALUE

     The Fund Value under the Policy is currently subject to the same federal income tax treatment as the cash value under fixed life insurance. Therefore, generally the Policy Owner will not be deemed to be in constructive receipt of the Fund Value unless and until the Policy Owner is deemed to be in receipt of a distribution from the Policy. For information on the tax treatment of the Policy and on the tax treatment of a Full Surrender, a Partial Surrender, or a Policy
loan, see "Federal Income Tax Considerations," page   .

TAX TREATMENT OF DEATH BENEFIT

     The Death Benefit under the Policy is currently subject to federal income tax treatment consistent with that of fixed life insurance. Therefore, generally the Death Benefit will be fully excludable from the gross income of the Beneficiary under the Internal Revenue Code. See "Federal Income Tax
Considerations," page   .

THE GUARANTEED INTEREST ACCOUNT

     The Policy Owner may allocate all or a portion of net premium payments and transfer Fund Value to the Guaranteed Interest Account, within specified limits. Amounts allocated to the Guaranteed Interest Account are held in the Company's General Account. The Company guarantees that the Fund Value allocated to the Guaranteed Interest Account will be credited interest daily at a rate equivalent to an effective annual rate of 4.5%. In addition, the Company may in its sole discretion pay interest in excess of the guaranteed amount. See "The Guaranteed
Interest Account," page   .

CONTACTING THE COMPANY

     All written requests, notices, and forms required by the Policies, and any questions or inquiries should be directed to the Company's Operations Center at 1 MONY Plaza, Syracuse, New York 13202.

             INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT

MONY LIFE INSURANCE COMPANY OF AMERICA

     MONY Life Insurance Company of America (the "Company") is a stock life insurance company organized in the State of Arizona. The Company is currently licensed to sell life insurance and annuities in 49 states (not including New
York), the District of Columbia, the U.S. Virgin Islands, and Puerto Rico. The Company is the corporate successor of Vico Credit Life Insurance Company, incorporated in Arizona on March 6, 1969.

     The Company is a wholly owned subsidiary of The Mutual Life Insurance Company of New York, a mutual life insurance company organized under the laws of the state of New York in 1842. The principal office of MONY is located at 1740 Broadway, New York, New York 10019.

     In September 1997, MONY announced that it had begun the process of converting to a stock life insurance company in a process called demutualization. If completed, it is not expected that demutualization will have any material effect on the Company, the MONY America Variable Account L, or the Policies.

     At September 1, 1998, the rating assigned to the Company by A. M. Best Company, Inc., an independent insurance company rating organization, was A- (Excellent) based upon an analysis of financial condition and operating performance through the end of 1997. At the same date, MONY was rated A- (Excellent) on the same basis. The A. M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the Policies.

     The Company has a service agreement with MONY whereby MONY provides the Company with such personnel, facilities, etc., as are reasonably necessary for the conduct of the Company's business. These services are provided on a cost reimbursement basis. The Company intends to administer the Policies itself, utilizing the services provided by MONY to meet its obligations under the Policies.

     MONY Securities Corp., a wholly owned subsidiary of MONY, is the principal underwriter for the Policies.

YEAR 2000 ISSUE

     The Year 2000 issue is the result of widespread use of computer programs which use two digits (rather than four) to define the applicable year. Such programming was a common industry practice designed to avoid the significant costs associated with additional mainframe computer capacity which would have been necessary to accommodate a four digit year field. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or in miscalculations.

     The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed and implemented a plan to resolve the issue. The Company currently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems. However, if such modifications and conversions are not completed on a timely basis, the Year 2000 problem may have a material impact on the operations of the Company. Further, even if the Company completes such modifications and conversions, there can be no assurance that the failure by vendors or other third parties to solve the Year 2000 problem will not have a material impact on the operations of the Company.

     MONY Series Fund and the Accumulation Trust have reviewed with their respective investment advisers and other suppliers of services the status of their Year 2000 issue. MONY Series Fund and the Accumulation Trust prospectuses, which are included in the Prospectus Portfolio, contain the results of those status reviews. See MONY Series Fund prospectus at page 20; Accumulation Trust
prospectus at page   .

MONY AMERICA VARIABLE ACCOUNT L

     The MONY America Variable Account L (the "Variable Account") is a separate investment account of the Company and at present is used only to support flexible premium variable life insurance policies. The assets in the Variable Account are kept separate from the General Account assets and other separate accounts of the Company.

     The Company owns the assets in the Variable Account and is required to maintain sufficient assets in the Variable Account with a total market value equal to the Policy liabilities funded by the Variable Account. The Variable Account is divided into subdivisions called Subaccounts. The income, gains, or losses, realized or unrealized, of the Variable Account are credited to or charged against the assets held in the Variable Account without regard to the other income, gains, or losses of the Company. Assets in the Variable Account attributable to the reserves and other liabilities under the Policies are not chargeable with liabilities arising from any other business that the Company conducts. Assets held in the Company's General Account, including Fund Values of the Policy during the Right to Return Period and Fund Values allocated by the Policy Owner to the Guaranteed Interest Account, are subject to liabilities arising from the business the Company conducts. However, the Company may transfer to its General Account any assets which exceed anticipated obligations of the Variable Account. All obligations arising under the Policy are general corporate obligations of the Company. The Company may accumulate in the Variable Account proceeds from various Policy charges and investment results applicable to those assets.

     The Variable Account was established on March 27, 1987 under Arizona law under the authority of the Board of Directors of Company. The Variable Account is registered as a unit investment trust with the SEC. Such registration does not involve any supervision by the SEC of the administration or investment practices or policies of the Account.

     There are currently fourteen Subaccounts within the Variable Account available to the Policyholder. Each Subaccount invests exclusively in shares of a designated Portfolio of the Funds. For example, the Long Term Bond Subaccount invests solely in shares of the MONY Series Fund, Inc. Long Term Bond Portfolio. These Portfolios are available to serve only as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of the Company as well as other life insurance companies, and may be available to certain pension accounts. They are not available directly to individual investors. The Company may in the future establish additional Subaccounts within the Variable Account, which may invest in other Portfolios of the Funds or in other securities. Not all Subaccounts are available to the Policy Owner.

THE FUNDS

     Each Subaccount of the Variable Account currently invests only in shares of a corresponding Portfolio of the MONY Series Fund, Inc. (the "MONY Series Fund") or the Enterprise Accumulation Trust (the "Accumulation Trust") (the MONY Series Fund and the Accumulation Trust are collectively called the "Funds"). The Funds are diversified, open end management investment companies of the series type. The Funds are registered with the SEC under the Investment Company Act of 1940. Such registration does not involve supervision by the SEC of the investments or investment policy of the Funds.

     Of the seven separate Portfolios of the MONY Series Fund, currently only four portfolios ("Portfolios"), each of which pursues different investment objectives and policies, are available for purchase by corresponding Subaccounts of the Variable Account available to the Policy Owner. The Company acts as the investment manager of the MONY Series Fund. The Company is a registered investment adviser under the Investment Advisers Act of 1940. As investment adviser to the MONY Series Fund, the Company receives a daily investment advisory fee equivalent to an annual rate of 0.50 percent of the first $400 million, 0.35 percent of the next $400 million, and 0.30 percent in excess of $800 million of the aggregate average daily net assets of the Government Securities, Long Term Bond, and Intermediate Term Bond Portfolios of the MONY Series Fund, and 0.40 percent of the first $400 million, 0.35 percent of the next $400 million, and 0.30 percent of assets in excess of $800 million of the aggregate average daily net assets of the Money Market Portfolio of the MONY Series Fund, as described in the accompanying current prospectus for the MONY Series Fund. The Company, as investment adviser, has agreed to bear all expenses associated with organizing the Fund, the initial registration of its securities, and the compensation of the Fund's directors, officers and employees who are interested persons of the Company. All other expenses will be borne by the Fund itself, including, without limitation, the calculation of the net asset value of the Portfolios. The Company has entered into a Services Agreement with MONY for the provision of personnel, equipment, facilities and other services, in order to carry out its duties as investment adviser to the Fund.

     Of the ten separate Portfolios of the Accumulation Trust, currently all separate Portfolios, each of which pursues different investment objectives and policies, are available for purchase by corresponding Subaccounts of the Variable Account. Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, ("Enterprise Capital") acts as the investment manager of the Accumulation Trust. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust monthly compensation with respect to the Equity and Managed Portfolios that it advises at an annual rate of 0.80 percent of the first $400 million of the aggregate average daily net assets of those portfolios, 0.75 percent of the next $400 million of the aggregate average daily net assets of those portfolios, and 0.70 percent of the aggregate average daily net assets of those portfolios which exceed $800 million. OpCap Advisors, a subsidiary of Oppenheimer Capital, as the sub-investment adviser to the Equity and Managed Portfolios of the Accumulation Trust, will receive, from Enterprise Capital and not the Accumulation Trust,
0.40 percent (0.30 percent of assets in excess of $1 billion) of the aggregate average daily net assets of the Equity Portfolio and 0.40 percent (0.30 percent of the next $1 billion of assets, and 0.25% of assets in excess of $2 billion) of the average daily net assets of the Managed Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, .75 percent of the aggregate average daily net assets of the Equity Income Portfolio, and 1740 Advisers, Inc. will receive from Enterprise Capital and not the Accumulation Trust 0.30 percent (0.25 percent of the next $100 million of assets, and 0.20 percent of assets in excess of $200 million) of the aggregate average daily net assets of the Equity Income Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, .75 percent of the aggregate average daily net assets of the Growth and Income Portfolio, and Retirement System Investors, Inc. will receive from Enterprise Capital and not the Accumulation Trust 0.30 percent (0.25 percent of the next $100 million of assets, and 0.20 percent of assets in excess of $200 million) of the aggregate average daily net assets of the Growth and Income Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, .75 percent of the aggregate average daily net assets of the

Growth Portfolio, and Montag & Caldwell, Inc. will received from Enterprise Capital and not the Accumulation Trust 0.30 percent (0.20 percent of assets in excess of $1 billion) of the aggregate average daily net assets of the Growth Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, .75 percent of the aggregate average daily net assets of the Capital Appreciation Portfolio, and Provident Investment Counsel, Inc. will receive from Enterprise Capital and not the Accumulation Trust 0.50 percent of the first $100 million (0.45 percent of the next $100 million of assets, 0.35 percent of next $100 million of assets, and 0.30 percent of assets in excess of $300 million) of the aggregate average daily net assets of the Capital Appreciation Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, 1.00 percent of the aggregate average daily net assets of the Small Company Growth Portfolio, and William D. Witter, Inc will receive from Enterprise Capital and not the Accumulation Trust 0.65 percent (0.55 percent of the next $50 million of assets, and 0.45 percent of assets in excess of $100 million) of the aggregate average daily net assets of the Small Company Growth Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust monthly compensation with respect to the Small Company Value Portfolio that it advises at an annual rate of 0.75 percent of the aggregate average daily net assets of the Small Company Value Portfolio. Gabelli Asset Management, as sub-investment adviser to the Small Company Value Portfolio of the Accumulation Trust, will receive from Enterprise Capital and not the Accumulation Trust, 0.40 percent (0.30 percent of assets in excess of $1 billion) of the aggregate average daily net assets of the Small Company Value Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust monthly compensation with respect to the International Growth Portfolio that it advises at an annual rate of 0.85 percent of the aggregate average daily net assets of the International Growth Portfolio, and Brinson Partners, Inc., as the sub-investment adviser to the International Growth Portfolio, will receive from Enterprise Capital and not the Accumulation Trust, 0.45 percent (53% of the fee received by Enterprise Capital, the fee paid to Brinson Partners declines as assets exceed $100 million) of the aggregate average daily net assets of the International Growth Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust monthly compensation with respect to the High Yield Bond Portfolio that it advises at an annual rate of 0.60 percent of the aggregate average daily net assets of the High Yield Bond Portfolio, and Caywood-Scholl Capital Corporation, as sub-investment adviser to the High Yield Bond Portfolio, will receive from Enterprise Capital and not the Accumulation Trust, 0.30 percent (0.25 percent for assets in excess of $100 million) of the aggregate average daily net assets of the High Yield Bond Portfolio.

     The investment objectives of each Portfolio are fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the Portfolio affected (which, for each of the Funds, means the lesser of (1) 67 percent of the Portfolio shares represented at a meeting at which more than 50 percent of the outstanding Portfolio shares are represented or (2) more than 50 percent of the outstanding Portfolio shares).

PURCHASE OF PORTFOLIO SHARES BY THE VARIABLE ACCOUNT

     The shares of each Portfolio are purchased by the Company for the corresponding Subaccount at net asset value, i.e., without sales load. All dividends and capital gains distributions received from a Portfolio are automatically reinvested in such Portfolio at net asset value, unless the Company, on behalf of the Variable Account, elects otherwise. Fund shares will be redeemed by the Company at their net asset value to the extent necessary to make payments under the Policies.

     Shares of the Funds are offered only for purchase by separate accounts of insurance companies, which may or may not be affiliated with the Company, or with each other. This is called "shared funding." They may also sell shares to separate accounts to serve as an investment medium for variable life insurance policies and for variable annuity contracts. Thus, the Funds serve as an investment medium for both variable life insurance policies and variable annuity contracts. This is called "mixed funding." The Company currently does not foresee any disadvantages to Policy Owners arising from either mixed or shared funding; however, due to differences in tax treatment or other considerations, it is theoretically possible that the interests of owners of various contracts for which the Funds serve as an investment medium might at some time be in conflict.

However, the Company's and the MONY Series Fund's Boards of Directors, the Accumulation Trust's Board of Trustees, and any other insurance companies that participate in the Funds are required to monitor events in order to identify any material conflicts that arise from the use of the Funds for mixed and/or shared funding. The Funds' Boards are required to determine what action, if any, should be taken in the event of such a conflict. If such a conflict were to occur, the Company might be required to withdraw the investment of one or more of its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices.

     A summary of the investment objective of each of the Portfolios of the Funds is described below. There can be no assurance that any Portfolio will achieve its objective. More detailed information is contained in the accompanying prospectus of each Fund, including information on the risks associated with the investment and investment techniques of each of the Portfolios.

        THE FUNDS' PROSPECTUSES ACCOMPANY THIS PROSPECTUS AND SHOULD BE
                        READ CAREFULLY BEFORE INVESTING.

  The Money Market Portfolio

     The investment objective of the Money Market Portfolio is to seek maximum current income consistent with preservation of capital and maintenance of liquidity. The Money Market Portfolio attempts to achieve this objective by investing in money market instruments. MONY Series Fund offers this Portfolio.

  The Government Securities Portfolio

     The investment objective of the Government Securities Portfolio is the maximum current income over the intermediate term consistent with the preservation of capital, through investment in highly-rated debt securities, U.S. Government obligations, and money market instruments, with a dollar weighted average life of up to ten years at the time of purchase. MONY Series Fund offers this Portfolio.

  The Intermediate Term Bond Portfolio

     The investment objective of the Intermediate Term Bond Portfolio is to maximize income over the intermediate term consistent with the preservation of capital. The Portfolio seeks to achieve this objective by investing in highly rated debt securities, U.S. Government obligations, and money market instruments, together having a dollar-weighted average life of between 4 and 8 years. MONY Series Fund offers this Portfolio.

  The Long Term Bond Portfolio

     The investment objective of the Long Term Bond Portfolio is to maximize income over the longer term consistent with preservation of capital. The Portfolio seeks to achieve its objective by investing in highly-rated debt securities, U.S. Government obligations, and money market instruments, together having a dollar-weighted average life of more than 8 years. MONY Series Fund offers this Portfolio.

  The Equity Income Portfolio

     The Equity Income Portfolio invests in a combination of growth and income to achieve an above average and consistent total return, primarily from investments in dividend-paying common stocks. The Accumulation Trust offers this Portfolio.

  The Growth and Income Portfolio

     The Growth and Income Portfolio seeks total return in excess of the total return of the Lipper Growth and Income Mutual Funds Average measured over a new period of three to five years, by investing in a broadly diversified group of large capitalization stocks. The Accumulation Trust offers this Portfolio.

  The Growth Portfolio

     The investment objective of the Growth Portfolio is capital appreciation, primarily from investments in common stocks. The Accumulation Trust offers this Portfolio.

  The Equity Portfolio

     The investment objective of the Equity Portfolio is long-term capital appreciation. The Portfolio seeks to achieve this investment objective by investing in a diversified portfolio of primarily equity securities selected on the basis of a value-oriented approach to investing. The Accumulation Trust offers this Portfolio.

  The Capital Appreciation Portfolio

     The investment objective of the Capital Appreciation Portfolio is maximum capital appreciation, primarily through investment in common stock of companies that demonstrate accelerating earnings momentum and consistently strong financial characteristics. The Accumulation Trust offers this Portfolio.

  The Managed Portfolio

     The investment objective of the Managed Portfolio is to provide growth of capital over time. The Portfolio seeks to achieve this investment objective by investing in a portfolio consisting of common stocks, bonds and cash equivalents, the percentage of which will vary over time based on the investment manager's assessment of the relative investment values. The Accumulation Trust offers this Portfolio.

  The Small Company Growth Portfolio

     The investment objective of the Small Company Growth Portfolio is capital appreciation by investing primarily in common stocks of small capitalization companies believed by the Portfolio Manager to have an outlook for strong earnings growth and potential for significant capital appreciation. The Accumulation Trust offers this Portfolio.

  The Small Company Value Portfolio

     The Small Company Value Portfolio seeks capital appreciation. The Portfolio pursues its investment objective by investing in a diversified portfolio of primarily equity securities of companies with market capitalization of under $1 billion. The Accumulation Trust offers this Portfolio.

  The International Growth Portfolio

     The investment objective of the International Growth Portfolio is to provide capital appreciation, primarily through a diversified portfolio of non-United States equity securities. The Accumulation Trust offers this portfolio.

  The High Yield Bond Portfolio

     The investment objective of the High Yield Bond Portfolio is to provide maximum current income, primarily from debt securities that are rated Ba or lower by Moody's Investors Service, Inc. or BB or lower by Standard & Poor's Corporation. The Accumulation Trust offers this portfolio.

                                   THE POLICY

     The variable life insurance benefits of the Policies are funded through the Policy Owner's Fund Value in the Variable Account and the Guaranteed Interest Account. The information included below describes the benefits, features, charges, and other major provisions of the Policies.

APPLICATION FOR A POLICY

     The Policy is designed to meet the insurance needs of individuals by providing life insurance coverage on two Insureds, with a death benefit payable when the last surviving Insured dies while the Policy is in effect. Applicants wishing to purchase the Policy must complete an application and personally deliver it to a licensed agent of the Company, who is also a registered representative of MONY Securities Corp. ("MSC"). The licensed agent will then submit the completed application to the Company. The Policy may also be sold through other broker-dealers authorized by MSC and applicable law to do so. A Policy can be issued on the lives of two Insureds, each of which is no older than Age 85 with evidence of insurability satisfactory to the Company. Each Insured's Age is calculated as of the Insured's last birthday prior to the Policy Date. Acceptance is subject to the Company's underwriting rules, and the Company reserves the right to request additional information and to reject an application.

     The minimum Specified Amount which may be applied for is $100,000. Subsequent to issue, the minimum Specified Amount is also $100,000. However, the Company also reserves the right to revise its rules from time to time to specify a different minimum Specified Amount at issue or thereafter for subsequent issued Policies.

     Each Policy is issued with a Policy Date, which is the date used to determine the Monthly Anniversary Day, Policy Months, Policy years, and Policy monthly, quarterly, semiannual and annual anniversaries. The Policy Date will be stated on Page 1 of the Policy. The Policy Date will normally be the later of the date that delivery of the Policy is authorized by the Company (the "Policy Release Date") or the Policy Date requested in the application. Except as provided under the temporary insurance procedures defined below, no premiums may be paid with the application.

  Temporary Insurance Coverage

     If an applicant desires interim last survivor insurance coverage on the lives of the proposed Insureds prior to the Policy Release Date, a Temporary Insurance Agreement is available. At the time an application is accepted by a licensed agent of the Company, the applicant must satisfactorily complete and sign the Temporary Insurance Agreement Form and submit payment for at least one Minimum Monthly Premium for the Policy as applied for. Coverage commences under the Temporary Insurance Agreement on the date the Temporary Insurance Agreement Form is signed and the required premium amount has been paid, or if later, the
requested Policy Date. See "Premium Flexibility," page      .

     Once the coverage under the Temporary Insurance Agreement commences, it generally will run until the Policy Release Date, but in no event for more than 90 days from the date the Temporary Insurance Agreement Form is signed. In addition, this temporary insurance coverage will also cease on the earliest of
(a) the 45th day after the Temporary Insurance Agreement Form is signed if the last of the medical exams and tests initially required under the Company's published underwriting rules have not been completed by the Insureds, (b) 5 days after the Company sends notice to the applicant that it declines to issue any Policy, (c) the date the applicant informs the Company that the Policy will be refused, (d) the Policy Release Date, if the Policy is issued as applied for, or
(e) where the Policy is issued other than as applied for, the earlier of the 15th day after the Policy Release Date or the date the Policy takes effect. If the deaths of both Insureds occur during the period of temporary coverage, the Death Benefit will be (i) the lesser of $500,000 or the insurance coverage applied for on the lives of the Insureds (including any optional Riders), less
(ii) the Deductions from Premium and the Monthly Deduction due prior to the date of death of the last surviving Insured.

     During the period before the Policy Release Date, premiums paid with the application pursuant to the Temporary Insurance Agreement will be held in the Company's General Account. Except as provided below, interest will be credited on the premium (less any deductions from premiums) held in the Company's General Account. The interest rate will be set by the Company, but will not be less than
4.5 percent per year. If the

Policy is issued and accepted, these amounts will be applied to the Policy. These premiums will be returned (without interest) to the applicant within 5 days after:

          (1) the date the applicant informs the Company at or before the Policy Release Date (or where the Policy is authorized for delivery other than as applied for, on or before the 15th day after the Policy Release Date) that the Policy will be refused; or

          (2) the date which is 30 days after the application is signed, if any medical exams or tests required by the Company have not yet been completed; or

          (3) the Company sends notice to the applicant declining to issue any Policy on the Insureds.

  Initial Premium Payment

     If the application is approved and the Policy is subsequently issued, the balance due (if any) of the first Scheduled Premium Payment, as specified in the Policy, is payable upon delivery of the Policy. The Policy will take effect on the date the Policy is accepted by the applicant and the initial Scheduled Premium Payment has been paid, or the Policy Date requested in the application, if later. If a specific Policy Date has not been requested or if the Policy Date requested is prior to the Policy Release Date, upon receipt of the balance due (if any), the amount attributable to the Policy (including any premiums held in the General Account under the Temporary Insurance Agreement plus any interest credited in the General Account, less the applicable deductions from premiums) will earn interest at a rate set by the Company, but not less than 4.5% per year from the Policy Release Date pending expiration of the applicable Right to Return Policy Period. These amounts will be held in the Company's General Account. The Monthly Deduction due prior to or on the Policy Release Date will be made. Upon expiration of the Right to Return Policy Period, amounts to be allocated to the Subaccounts of the Variable Account will be allocated to those Subaccounts and amounts to be allocated to the Guaranteed Interest Account will be allocated to that Account. (See "Right to Examine A Policy -- Right to Return
Policy Period," page      .)

  Policy Date

     If a specific Policy Date has been requested which is later than the Policy Release Date, the amount attributable to the Policy will be initially held in the General Account until the Policy Date. On the Policy Date, the amount attributable to the Policy less any deductions from premiums for the period commencing with the Policy Date will be held in the Company's General Account and will earn interest at a rate set by the Company, but not less than 4.5% per year pending expiration of the applicable Right to Return Policy Period. Upon the expiration of the applicable Right to Return Policy Period, amounts allocated to the Subaccounts of the Variable Account will be allocated to those Subaccounts and amounts allocated to the Guaranteed Interest Account will be allocated to that Account. See "Right to Examine A Policy -- Right to Return
Policy Period," page      .

     Subject to the Company's approval, a Policy may be backdated, but the Policy Date may not be more than six months (a shorter period is required in certain states) prior to the date of the application. Backdating can be advantageous if either of the Insured's lower issue Age results in lower cost of insurance rates. If the Policy is backdated, the initial Scheduled Premium Payment will include sufficient premium to cover additional charges incurred for the backdating period, since monthly deductions are made for the period the Policy Date is backdated.

  Risk Classifications

     Each Insured is assigned to an underwriting (risk) class that is used in calculating the cost of insurance and certain Rider charges. In assigning Insureds to underwriting classes, the Company will normally use the medical or paramedical underwriting method, which may require a medical examination of each proposed Insured, although other forms of underwriting may be used when deemed appropriate by the Company.

RIGHT TO EXAMINE A POLICY -- RIGHT TO RETURN POLICY PERIOD

     The Right to Return Policy Period follows the application for the Policy and its issuance to the Policy Owner. The period runs to 10 days (or longer in certain states) after the Policy Owner receives the Policy. During the Right to Return Policy Period which follows the issuance of the Policy, the Policy Owner may cancel the Policy and receive a refund of the full amount of the premium paid. During the Right to Return Policy Period, net premiums will be held in the Company's General Account and will earn interest at a rate set by the Company,
but not less than 4.5% per year. See "Allocation of Net Premiums," page      .

PREMIUMS

     The Policy is a flexible premium policy, and it provides considerable flexibility, subject to the limitations described below, to pay premiums at the Policy Owner's discretion.

  Premium Flexibility

     The Company requires a Policy Owner to pay an amount equal to at least the Minimum Monthly Premium to place the Policy in force. If the premiums are to be paid less often than monthly, the premium required to place the Policy in force is equal to the Minimum Monthly Premium multiplied by 12 divided by the frequency of Scheduled Premium Payments. This Minimum Monthly Premium will be based upon the Policy's Specified Amount and the Age, smoking status, gender (unless unisex cost of insurance rates apply, see "Cost of Insurance," page
     ), and underwriting class of each of the Insureds, and any Riders added to the Policy. The Minimum Monthly Premium will be shown in the Policy. Thereafter, subject to the limitations described below, a Policy Owner may choose the amount and frequency of premium payments. The Policy, therefore, provides the Policy Owner with the flexibility to vary premium payments to reflect varying financial conditions.

     If on each Monthly Anniversary Day during the first three Policy years, the sum of all premiums paid, less any Outstanding Debt and less any Partial Surrenders (and their fees), is greater than or equal to the Minimum Monthly Premium times the number of completed Policy months or the Policy's Cash Value is greater than zero, the Policy is guaranteed not to lapse. If an increase in Specified Amount occurs during the first three Policy years, the minimum Monthly Premium requirement is increased following the effective date of the increase and applies until the end of the first three Policy years. See "Grace Period and
Lapse", page      .

  Scheduled Premium Payments (Planned Premium Payments)

     When applying for a Policy, a Policy Owner will determine a Scheduled Premium Payment that provides for the payment of level premiums at fixed intervals over a specified period of time. Each Policy Owner will receive a premium reminder notice for the Scheduled Premium Payment amount on an annual, semiannual, or quarterly basis, at the option of the Policy Owner. The minimum Scheduled Premium Payment is equal to the Minimum Monthly Premium multiplied by 12 divided by the Scheduled Premium Payment frequency. Although reminder notices will be sent, the Policy Owner may not be required to pay Scheduled Premium Payments. (For Policies offered or issued for delivery in the Commonwealth of Massachusetts, the Policy Owner will determine a Planned Premium Payment that provides for the payment of level premiums at selected intervals over a specified period of time. For those Policy Owners, the term "Scheduled Premium Payments" used in this Prospectus, refers to Planned Premium Payments.)

     Premiums, other than the first, may also be paid monthly under the Electronic Funds Transfer plan where the Policy Owner authorizes the Company to withdraw premiums from the Owner's checking account each month. Based on the Policy Date, up to two Minimum Monthly Premiums may be required to be paid in cash before the Electronic Funds Transfer plan will be accepted by the Company. Payment of the Scheduled Premium Payments will not guarantee that a Policy will remain in force. Instead, unless the Guaranteed Death Benefit Rider has been elected and all requirements have been met, the duration of the Policy depends upon the Policy's Cash Value. However, in addition during the first three Policy years, if on each Monthly Anniversary Day the sum of premiums paid, less the sum of Partial Surrenders (and any fees relating thereto) and any Outstanding Debt is greater than or equal to the Minimum Monthly Premium times the number of completed Policy Months or the Policy's Cash Value is greater than zero, the Policy is guaranteed not to lapse. If an increase in Specified Amount occurs during the first three Policy years, the Minimum Monthly Premium requirement is increased following the date the increase took effect and applies until the end of the first three Policy years. Even if the Scheduled Premium Payments are made, if either of these two provisions do not apply, the Policy will lapse any time the Cash Value is insufficient to pay the current monthly deduction and a Grace Period expires without sufficient payment.

  Choice of Tests for Compliance with IRS Definition of Life Insurance

     When applying for a Policy, the applicant will irrevocably choose which of the two tests for compliance with the Federal income tax law definition of life insurance will apply to the Policy. These tests are the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test. See "Federal Income Tax
Considerations -- Definition of Life Insurance," page      . If the Guideline
Premium/Cash Value Corridor Test is chosen, the premium payments that may be made relative to the Policy may be limited.

  Guaranteed Death Benefit Rider

     When application for the Policy is made, the applicant will also have the opportunity to choose the Guaranteed Death Benefit Rider, which may extend the period that the Specified Amount of the Policy and certain Rider coverages will remain in effect. The Guarantee Period continues to the younger Insured's Age 70 or ten years from the Policy Date, whichever is later (the "Guarantee Period"). An extra charge will be deducted from the Fund Value each month during the
Guarantee Period. See "Guaranteed Death Benefits," page      .

     In the event that on any Monthly Anniversary Day the Cash Value is less than zero, the Guaranteed Death Benefit Rider will keep the Policy in force provided that the cumulative Monthly Guarantee Premium due to date has been paid. This amount depends on the Specified Amount of the Policy, the Insureds' age, gender, smoking status and underwriting class, and any additional insurance benefits added by Rider. Adding other optional insurance benefits by Rider to the Policy will increase the Monthly Guarantee Premium indicated above.

     It is important to consider the Guaranteed Death Benefit Rider premium requirements when setting the amount of the Scheduled Premium Payments for the
Policy. (See Appendix      .)

     The Guaranteed Death Benefit Rider is not available in all states.

  Modified Endowment Contracts

     The amount, frequency and period of time over which a Policy Owner pays premiums may affect whether the Policy will be classified as a modified endowment contract, which is a type of life insurance contract subject to different tax treatment for certain pre-death distributions than conventional life insurance contracts. See "Federal Income Tax Considerations -- Modified
Endowment Contracts," page      .

  Unscheduled Premium Payments

     Generally, the Policy Owner can make unscheduled premium payments at any time and in any amount. The Company may reject or limit any unscheduled premium payment that would result in an immediate increase in the Death Benefit. A premium payment would result in an immediate increase if the Death Benefit under a Policy is equal to a Policy Owner's Fund Value multiplied by a death benefit percentage as a result of the Federal income tax law definition of life
insurance. See "Death Benefits under the Policy," page      and "Federal Income
Tax Considerations -- Definition of Life Insurance," page      . In addition,
all or a portion of a premium payment will be rejected and returned to the Policy Owner if it would exceed the maximum premium limitations prescribed by the Federal income tax law definition of life insurance.

     Unscheduled premium payments will be treated as premium payments, and not as a repayment of Outstanding Debt, unless a Policy Owner requests otherwise. If the Policy Owner does request that the payment be treated as a repayment of Outstanding Debt, any portion of a payment that exceeds the amount of Outstanding Debt will be applied to the Fund Value. Applicable taxes and sales charges are not deducted from payments used as a repayment of Outstanding Debt, but are deducted from any payment which constitutes a premium payment.

  Premium Payments Affect the Continuation of the Policy

     If premium payments are stopped, temporarily or permanently, the Policy will continue in effect until the Cash Value can no longer cover the Monthly Deductions from the Fund Value for the Policy and any optional insurance benefits added by Rider. At that point, the Policy will lapse. See "Grace Period
and Lapse," page      . If the Minimum Monthly Premium requirements are
satisfied during the first three Policy years or if the Cash Value is greater than zero, the Policy is guaranteed not to lapse during this three year period. If an increase in Specified Amounts occurs during the first three Policy years, if the Minimum Monthly Premium requirements are satisfied during the first three Policy years or if the Cash Value is greater than zero, the Policy is guaranteed not to lapse during that period. See "Premiums -- Premium Flexibility," page
     . If the Guaranteed Death Benefit Rider is in effect, the Specified Amount of the Policy and certain Rider coverages will remain in force until the end of the Guarantee Period if premium payments required by the Rider have been made. The Guaranteed Death Benefit is not available in all states. See "Guaranteed
Death Benefits," page      .

     Certain charges will be deducted from each premium payment. See "Charges
and Deductions," page      . The remainder of the premium, referred to as the
"net premium", will be allocated as described below under "Allocation of Net Premiums."

ALLOCATION OF NET PREMIUMS

     In the application for the Policy, the Policy Owner selects the Subaccounts of the Variable Account or the Guaranteed Interest Account to which net premium payments will be allocated. During the Right to Return Policy Period, net premiums will be held in the Company's General Account and will earn interest at a rate set by the Company, but not less than 4.5% per year. The Fund Value will be automatically allocated according to the Policy Owner's instructions contained in the application at the end of the Right to Return Policy Period. Net premiums received after the Right to Return Policy Period will be allocated upon receipt among the Subaccounts of the Variable Account and the Guaranteed Interest Account according to the Policy Owner's most recent instructions.

     Net premiums may be allocated in whole percentages to any number of Subaccounts and to the Guaranteed Interest Account, provided that no allocation may be for less than 10% of a net premium. Allocation percentages must sum to 100%. Available allocation alternatives include the fourteen Subaccounts and the Guaranteed Interest Account.

     A Policy Owner may change the allocation of net premiums at any time by submitting a proper written request to the Company's Administrative Office. In addition, changes in net premium allocation instructions may be made by telephone if an authorization for telephone transfer form has been properly completed, signed and filed at the Company's Syracuse Operations Center. The Company reserves the right to discontinue telephone net premium allocation
instructions. See "Telephone Transfer Privileges", page      . The revised
allocation percentages will be applied within seven days from receipt of notification.

     Unscheduled premium payments may be allocated either by percentage or by dollar amount. If the allocation is expressed in dollar amounts, the 10% limit on allocation percentages does not apply.

DEATH BENEFITS UNDER THE POLICY

     When the Policy is issued, the Company will determine the initial amount of insurance based on the instructions provided in the application. That amount will be shown on the specification page of the Policy and is called the "Specified Amount". The minimum Specified Amount at issue is $100,000. The Specified Amount is level until the Maturity Date unless increased or decreased by the Policy Owner.

     For so long as the Policy remains in force, the Company will, upon proof of the death of both Insureds, pay death benefit proceeds to a named Beneficiary. Death benefit proceeds will consist of the Death Benefit under the Policy, plus any insurance proceeds provided by Rider, less any Outstanding Debt (and, if in the Grace Period, further reduced by any overdue charges).

DEATH BENEFIT OPTIONS

     Each Policy Owner may select one of two death benefit Options: Option 1 or Option 2. Generally the applicant designates the death benefit Option in the application. If no Option is designated, Option 2 will be assumed by the Company to have been selected. Subject to certain restrictions, the Policy Owner can change the death benefit Option selected. So long as the Policy remains in force, the Death Benefit under either Option will never be less than the Specified Amount of the Policy.

  Option 1

     Under Option 1, the Death Benefit will be equal to the Specified Amount of the Policy on the date of death of the last surviving Insured or, if greater, the Fund Value on the date of death of the last surviving Insured multiplied by the death benefit percentage. The death benefit percentages vary according to the Ages of the Insureds and will be equal to the percentage defined in the Internal Revenue Code, which addresses the definition of a life insurance policy for tax purposes. See "Federal Income Tax Considerations -- Definition of Life
Insurance," page   . Policy Owners who are seeking to have favorable investment performance reflected in increasing Fund Value, and not in increasing insurance coverage, should choose Option 1.

  Option 2

     Under Option 2, the Death Benefit will be equal to the Specified Amount of the Policy on the date of death of the last surviving Insured plus the Fund Value on the date of death of the last surviving Insured or, if greater, the Fund Value on the date of death of the last surviving Insured multiplied by the death benefit percentage. The death benefit percentage is the same as that used in connection with Option 1. The Death Benefit under Option 2 will always vary as Fund Value varies. Therefore, Policy Owners who seek to have favorable investment performance reflected in increased insurance coverage should choose Option 2.

     Under either Option 1 or Option 2, the death benefit percentages will depend on the test for compliance with the Federal income tax law definition of life insurance chosen at issue. The death benefit percentages under the Cash Value Accumulation Test vary according to each Insured's Age, gender, premium class. The death benefit percentages under the Guideline Premium/Cash Value Corridor Test vary according to the Age of the younger Insured at the beginning of the Policy Year of the last surviving Insured's death (whether or not the younger Insured is the last surviving Insured). These percentages are specified in the Policy.

  Examples of Options 1 and 2

     The following examples demonstrate the determination of Death Benefits under Options 1 and 2. The examples show six Policies with the same Specified Amount, but Fund Values that vary as shown, and which assume both Insureds are age 35, standard class, non-smokers at issue, the last surviving Insured (also the youngest Insured) is Age 70 at the time of death and that there is no Outstanding Debt. The date of death is also assumed to be on a Monthly Anniversary Day.

                CASH VALUE ACCUMULATION TEST                  POLICY 1   POLICY 2   POLICY 3
                ----------------------------                  --------   --------   --------
Specified Amount............................................  $100,000   $100,000   $100,000
Fund Value on Date of Last Surviving Insured's Death........  $ 35,000   $ 60,000   $ 90,000
Death Benefit Percentage....................................     183.6%     183.6%     183.6%
Death Benefit under Option 1................................  $100,000   $110,160   $165,240
Death Benefit under Option 2................................  $135,000   $160,000   $190,000

         GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST           POLICY 4   POLICY 5   POLICY 6
         ------------------------------------------           --------   --------   --------
Specified Amount............................................  $100,000   $100,000   $100,000
Fund Value on Date of Last Surviving Insured's Death........  $ 35,000   $ 60,000   $ 90,000
Death Benefit Percentage....................................       115%       115%       115%
Death Benefit under Option 1................................  $100,000   $100,000   $103,500
Death Benefit under Option 2................................  $135,000   $160,000   $190,000

     Death Benefit proceeds may be paid to a Beneficiary in a lump sum or under a payment plan offered under the Policy. The Policy should be consulted for details.

  Changes in Death Benefit Option

     A Policy Owner may request that the death benefit Option under the Policy be changed from Option 1 to Option 2, or from Option 2 to Option 1. Changes in the death benefit Option may be made on any Monthly Anniversary Day and should be made in writing to the Company's Administrative Office. A change from Option 2 to Option 1 may be made without evidence of insurability; a change from Option 1 to Option 2 will require evidence of insurability satisfactory to the Company. The effective date of any such change requested between Monthly anniversaries will be the next Monthly Anniversary Day after the change is accepted.

     A change in the death benefit Option from Option 1 to Option 2 is accomplished by reducing the Specified Amount of the Policy by the amount of the Policy's Fund Value at the date of the change. This maintains the Death Benefit payable under Option 2 at the amount that would have been payable under Option 1 immediately prior to the change. Although there is no immediate change in the total Death Benefit, the change to Option 2 will affect the determination of the Death Benefit from that point on since the Fund Value will then be added to the new Specified Amount, and the Death Benefit will then vary with Fund Value. This change will not be permitted if it would result in a new Specified Amount of less than $100,000.

     A change in the death benefit Option from Option 2 to Option 1 is accomplished by increasing the Specified Amount of the Policy by the amount of the Policy's Fund Value at the date of the change. This maintains the Death Benefit payable under Option 1 at the amount that would have been payable under Option 2 immediately prior to the change. Although there is no immediate change in total Death Benefit, the change to Option 1 will affect the determination of Death Benefit from that point on, the Death Benefit will equal the Specified Amount (or, if higher, the Fund Value times the applicable death benefit percentage, as required by the federal income tax law definition of life insurance). The change to Option 1 will generally reduce the Death Benefit payable in the future.

     A change in death benefit Option may affect the monthly cost of insurance charge since this charge varies with the net amount at risk, which generally is the amount by which the Death Benefit exceeds Fund Value. See "Cost of
Insurance," page   . Assuming that the Policy's Death Benefit is not based on the death benefit percentage under either Option 1 or 2, changing from Option 2 to Option 1 will generally decrease the net amount at risk, and therefore possibly decrease the cost of insurance charges. Changing from Option 1 to Option 2 will generally result in a net amount at risk that remains level. Such a change, however, will result in an increase in the cost of insurance charges over time, since the cost of insurance rates increase with each Insured's Age.

CHANGES IN SPECIFIED AMOUNT

     A Policy Owner may request an increase or decrease in the Specified Amount under a Policy subject to approval from the Company. A change in Specified Amount may be made at any time after issue. Increases in Specified Amount are not permitted on or after the older Insured's Age 85 or the death of either Insured and will not be permitted if monthly deductions are being waived under the Waiver of Monthly Deductions Rider. Increasing the Specified Amount will generally increase the death benefit payable under the Policy, and decreasing the Specified Amount will generally decrease the death benefit payable. The amount of change in the death benefit will depend, among other things, upon the death benefit Option chosen by the Policy Owner and whether the death benefit under the Policy is being calculated using the Death Benefit Percentage at the time of the change. Changing the Specified Amount could affect the subsequent level of the death benefit while the Policy is in force and the subsequent level of Policy values. For example, an increase in Specified Amount may increase the net amount at risk under a Policy, which will increase a Policy Owner's cost of insurance charges over time. Conversely, a decrease in Specified Amount may decrease the net amount at risk, which may decrease a Policy Owner's cost of insurance charges over time. Changes must be made by written application to the Company's Administrative Office. In addition, the Specified Amount remaining after a decrease must not be less than $100,000. The change will become effective on the Monthly Anniversary Day on or next following the Company's acceptance of the request. If the Policy Owner is not one of the Insureds, the Company may also require the consent of the Insureds before accepting a request.

  Increases

     Additional evidence of insurability satisfactory to the Company will be required for an increase in Specified Amount.

     A requested increase in the Specified Amount will create a new "coverage segment" for which cost of insurance and other charges will be computed
separately. See "Charges and Deductions," page   . In addition, the Surrender
Charge associated with the Policy will increase. The Surrender Charge for the increase is calculated in a similar manner as for the original Specified Amount. The Minimum Monthly Premium and the required premiums under the Guaranteed Death Benefit Rider, if applicable, will also be adjusted prospectively to reflect the increase in Specified Amount. If the Specified Amount is increased at the same time that a premium payment is received, the increase will be processed before the premium payment is processed.

     If an increase creates a new coverage segment of Specified Amount, Fund Value after the increase will be allocated to the original coverage segment first, then to each coverage segment in the order of the increases.

  Decreases

     Any decrease in Specified Amount (whether specifically requested by the Policy Owner or as a result of a Partial Surrender or a death benefit Option change) will first be applied to reduce the coverage segments of Specified Amount associated with the most recent increases, then the next most recent increases successively, and finally to the original Specified Amount. A decrease will not be permitted if the Specified Amount would fall $100,000.

     The Minimum Monthly Premium will not be adjusted for the decrease in Specified Amount. The required premiums under the Guaranteed Death Benefit Rider, if applicable, will be adjusted for the decrease in Specified Amount. If the Specified Amount is decreased at the same time that a premium payment is received, the decrease will be processed before the premium payment is processed. Rider coverages may also be affected by a decrease in Specified Amount.

     The Company reserves the right to disallow a requested decrease, and will not permit a requested decrease, among other reasons, (i) if compliance with the guideline premium limitations under federal income tax law resulting from the requested decrease would result in immediate termination of the Policy, or (ii) if, to effect the requested decrease, payments to the Policy Owner would have to be made from Fund Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Cash Value under the Policy. If we do not approve a change you have requested, we will send you a written notice of our decision about making the change. See "Federal Income Tax
Considerations -- Definition of Life Insurance," page   .

GUARANTEED DEATH BENEFIT

     Generally, the length of time the Policy remains in force depends on the Cash Value of the Policy. Because the charges that maintain the Policy are deducted monthly from the Fund Value, coverage will last as long as the Cash Value of the Policy is sufficient to pay these charges. See "Grace Period and
Lapse," page   . The investment experience of any amounts in the Subaccounts of the Variable Account and the interest
earned in the Guaranteed Interest Account will affect the amount of the Fund Value and, as a result, the length of time the Policy remains in force without the payment of additional premiums.

     When application for a Policy is made, the Policy Owner will have the opportunity to choose the Guaranteed Death Benefit Rider, which may extend the period that the Specified Amount of the Policy and certain other Rider coverages will remain in effect if the Subaccounts suffer adverse investment experience.
See "Guaranteed Death Benefit Rider Premiums," page   .

     On each Monthly Anniversary Day, the following test will be performed to determine whether the Guaranteed Death Benefit Rider will remain in effect: (i) the actual premiums paid, less the amount of any Partial Surrenders (and including any fees imposed as a result of any Partial Surrenders) less any Outstanding Debt must equal or exceed (ii) the Monthly Guarantee Premium for the Rider times the number of complete months since the Policy Date. If the Policy fails to meet this test on any Monthly Anniversary Day, the Guarantee Period, and therefore the Guaranteed Death Benefit Rider, will terminate. Once terminated, the Guaranteed Death Benefit Rider can not be reinstated.

     There is a Grace Period for this Rider. See "Grace Period and Lapse -- If
Guaranteed Death Benefit Rider Is in Effect", page   .

     There is a charge for the Guaranteed Death Benefit Rider. See "Guaranteed
Death Benefit Charge," page   . This charge will end at the conclusion of the
Guarantee Period, if the Rider is chosen, and it will end if at any time the Policy fails the monthly tests.

     Please refer to the Policy for additional information on the Guaranteed Death Benefit Rider.

     The Guaranteed Death Benefit Rider is not available in all states.

OTHER OPTIONAL INSURANCE BENEFITS

     Subject to certain requirements, a Policy Owner may elect to add one or more of the optional insurance benefits described below to the Policy at the time of application for a Policy. These other optional insurance benefits are added to the Policy by Rider. A charge will be deducted monthly from the Fund Value for each other optional insurance benefit added to the Policy. See
"Charges and Deductions," page   . The amounts of these benefits are fully
guaranteed at issue, and they can be canceled by the Policy Owner at any time. Certain restrictions may apply and are described in the applicable Rider. In addition, adding or canceling these benefits may have an effect on the Policy's status as a modified endowment contract. See "Federal Income Tax
Considerations -- Modified Endowment Contracts," page   . An insurance agent
authorized to sell the Policy can describe these extra benefits further. Samples of the provisions are available from the Company upon written request.

     From time to time we may make available Riders other than those listed below. Contact an insurance agent authorized to sell the Policy for a complete list of the Riders available.

  Waiver of Monthly Deductions Rider

     This Rider provides that during a covered disability of the selected Insured prior to Age 65, while the Policy remains in force, the monthly administrative charges, per $1,000 Specified Amount charges, cost of insurance charges and Rider charges will be waived and therefore not deducted from the Fund Value. This Rider does not waive the payment of premiums required by the Guaranteed Death Benefit Rider, however, the cumulative Monthly Guarantee Premium requirement does not change during the covered disability. It remains fixed at the level at the beginning of the disability. The Guaranteed Death Benefit Rider is not available in all states.

  Waiver of Specified Premium Rider

     This Rider provides that during a covered disability of the selected Insured, while the Policy remains in force, the monthly Specified Premium will be waived and therefore added to the Fund Value on each Monthly Anniversary. Net premiums will be allocated among the Subaccounts and the Guaranteed Interest Account according to the Policy Owner's most recent instructions. This Rider does not waive the monthly deductions of the Policy nor does this Rider waive the payment of premiums required by the Guaranteed Death Benefit Rider. The Guaranteed Death Benefit Rider is not available in all states.

  Four Year Term Insurance

     The Four Year Term Insurance Rider provides non-renewable, non-convertible term insurance payable if the second death occurs within the first four policy years. If the Policy Owner makes any changes to the Specified Amount, the amount of this rider will be adjusted.

  Option to Split Policy Benefit

     This benefit provides that the Policy may be split into two other individual life insurance policies upon certain major changes in Federal income tax laws, divorce (if the Insureds are married at the time of Policy issue) or upon business dissolution (if the Insureds are employees of one organization at the time of Policy issue) in the six month period which follows such tax law change, divorce or business dissolution. Evidence of insurability at the time of the exercise of this option will not be required if as a result of tax law change, but will be required in all other instances. Certain conditions, as described in the Policy, must be met before this benefit can be exercised. This benefit is guaranteed by the Guaranteed Death Benefit Rider. There is no charge for this benefit. This Rider is not available in all states.

BENEFITS AT MATURITY

     If one or both of the Insureds is living on the Maturity Date, the Company will pay to the Policy Owner, as an endowment benefit, the Cash Value of the Policy. Payment ordinarily will be made within seven days of the Policy Anniversary, although payments may be postponed in certain circumstances. See
"Payments," page   . At the option of the Policy Owner, payment of the endowment benefit may be deferred until the date of the last surviving Insured's death. Death proceeds payable immediately after the Maturity Date equal the Cash Value of the Policy multiplied by the death benefit percentage at the Insured's age
100. Premiums will not be accepted, nor will monthly deductions be made, after the Maturity Date.

     Please refer to the Policy for additional information on the Maturity Extension Rider.

POLICY VALUES

  Fund Value

     The Fund Value is the sum of the amounts under the Policy held in each Subaccount of the Variable Account and any Guaranteed Interest Account, as well as the amount set aside in the Company's Loan Account, and any interest thereon, to secure Outstanding Debt.

     On each Business Day, the portion of the Fund Value allocated to any particular Subaccount will be adjusted to reflect the investment experience of that Subaccount. On each Monthly Anniversary Day, the portion of the Fund Value allocated to a particular Subaccount also will be adjusted to reflect the
assessment of the monthly deduction. See "Determination of Fund Value," page   .
No minimum amount of Fund Value allocated to a particular Subaccount is guaranteed. A Policy Owner bears the risk for the investment experience of Fund Value allocated to the Subaccounts.

  Cash Value

     The Cash Value of the Policy equals the Fund Value less the Surrender Charge less any Outstanding Debt. Thus, the Fund Value will exceed the Policy's Cash Value by the amount of the Surrender Charge and any Outstanding Debts. Once the Surrender Charge has expired, the Fund Value will equal the Cash Value less any Outstanding Debt.

DETERMINATION OF FUND VALUE

     Although the death benefit under a Policy can never be less than the Policy's Specified Amount, the Fund Value will vary depending upon several factors, including the investment performance of the Subaccounts to which Fund Value has been allocated, payment of premiums, the amount of any Outstanding Debt, Partial Surrenders, and the charges assessed in connection with the Policy. There is no guaranteed minimum Fund Value and the Policy Owner bears the entire investment risk relating to the investment performance of Fund Value allocated to the Subaccounts.

     The amounts allocated to the Subaccounts will be invested in shares of the corresponding Portfolios of the Funds. The value of the Subaccounts will reflect the investment experience of the corresponding Portfolio. The investment experience reflects the investment income, realized and unrealized capital gains and losses and expenses of the Portfolio and any dividends or distributions declared by a Portfolio. Any dividends or distributions from any Portfolio of the Funds will be automatically reinvested in shares of the same Portfolio, unless the Company, on behalf of the Variable Account, elects otherwise. The Subaccount value will also reflect the mortality and expense risk charges the Company makes each day to the Variable Account.

     Amounts allocated to the Subaccounts are measured in terms of Units, which are a measure of value used for bookkeeping purposes. The value of amounts invested in each Subaccount is represented by the value of the Units credited to the Policy for that Subaccount. On any given day, the amount in a Subaccount of the Variable Account is equal to the Unit value times the number of Units credited to the Policy in that Subaccount. The Units of each Subaccount will have different Unit values.

     Units of a Subaccount are purchased (credited) whenever premiums or transfer amounts (including transfers from the Loan Account) are allocated to that Subaccount. Units are redeemed (debited) to make Partial or Full Surrenders, to transfer amounts from a Subaccount (including transfers to the Loan Account), and to pay the death benefit when the last surviving Insured dies. Units are also redeemed to pay the monthly deductions from the Policy's Fund Value, for Policy transaction charges, and to pay Surrender Charges, if any. The number of Units purchased or redeemed in connection with any such transaction is determined by dividing the dollar amount of such transaction by the Unit Value of the affected Subaccount, calculated after the close of business that day. The number of Units changes only as a result of Policy transactions or charges; the number of Units credited will not change because of subsequent changes in Unit Value.

     Transactions are processed as of the Transaction Date. The Transaction Date is the date a premium or an acceptable written or telephone request is received at the Administrative Office. If the premium or request reaches the Administrative Office on a day which is not a Business Day, or after the close of business on a Business Day (that is, after 4:00 p.m. Eastern Time), the Transaction Date will be the next succeeding Business Day. All Policy transactions are performed as of a Business Day. If a Transaction Date or Monthly Anniversary Day occurs on a day other than a Business Day (e.g., on a Saturday), the calculation will take place on the next Business Day (e.g., on the following Monday).

CALCULATING UNIT VALUES FOR EACH SUBACCOUNT

     The Unit Value of a Subaccount on any Business Day is calculated by the Company on every Business Day as follows:

          1. Calculate the value of the shares of the Portfolio belonging to the Subaccount as of the close of business that Business Day (before giving effect to any Policy transactions for that day, such as premium payments or surrenders). For this purpose, the Net Asset Value per share reported to the Company by the managers of the Portfolio is used.

          2. Add the value of any dividends or capital gains distributions declared and reinvested in shares of the Portfolio during the Valuation Period. Subtract from this amount a charge for taxes, if any.

          3. Subtract a charge for the mortality and expense risk assumed by the Company under the Policy. See "Daily Deductions From the Variable
     Account -- Mortality and Expense Risk Charge", page   . If
     the previous day was not a Business Day, then the charge is adjusted for the additional days between valuations.

          4. Divide the resulting amount by the number of Units held in the Subaccount on the Business Day before the purchase or redemption of any Units on that Date.

The Unit Value of each Subaccount on its first Business Day was set at $10.00.

TRANSFER OF FUND VALUE

     Fund Value may be transferred after the Right to Return Policy Period among the Subaccounts by the Policy Owner upon proper written request to the Company's Administrative Office. Transfers may be made by telephone if an authorization for telephone transfer form has been properly completed and signed and filed at the Company's Syracuse Operations Center. See "Telephone Transfer Privileges,"
page   . Currently, there are no limitations on the number of transfers between
Subaccounts, no minimum amount required for a transfer, nor any minimum amount required to remain in a given Subaccount after a transfer. Further, no transfer may be made if a Policy is in the Grace Period and a payment required to avoid
lapse is not paid. See "Grace Period and Lapse," page   . No charges are
currently imposed upon such transfers. The Company reserves the right, however, at a future date to assess a maximum $25 transfer charge on Policy transfers and to discontinue telephone transfers.

     Fund Value may also be transferred after the Right to Return Policy Period from the Subaccounts to the Guaranteed Interest Account. Transfers from the Guaranteed Interest Account to the Subaccounts will only be permitted in the Policy month following a Policy Anniversary as described in "The Guaranteed
Interest Account," page   .

RIGHT TO EXCHANGE POLICY

     During the first 24 months following the Policy Date, the Policy Owner may exercise the right to exchange the Policy from one in which the investment experience is not guaranteed into a guaranteed Policy. This is accomplished by the transfer of the entire amount in the Subaccounts of the Variable Account to the Guaranteed Interest Account, and the allocation of all future premium payments to the Guaranteed Interest Account. This will, in effect, serve as an exchange of the Policy for the equivalent of a last survivor flexible premium joint survivorship universal life insurance policy. See "The Guaranteed Interest
Account," page   . No charge will be imposed on the transfer in exercising the exchange privilege.

POLICY LOANS

     The Policy Owner may borrow money from the Company at any time using the Policy as the only security for the loan by submitting a proper written request to the Company's Administrative Office. A loan may be taken any time a Policy has a positive Cash Value. The maximum amount that can be borrowed at any time is 90% of the Cash Value of the Policy. (If the loan is requested on a Monthly Anniversary Day, the maximum loan amount is further reduced by the monthly deduction due on that day.) The Outstanding Debt is the cumulative amount of outstanding policy loans and loan interest payable to the Company at any time.

     Loan interest is payable in arrears on each Policy Anniversary at an annual rate which varies by the number of years since the Policy was issued. For the first ten Policy years a loan rate of 5.25% applies. After the tenth Policy Anniversary, a loan rate of 4.75% applies. Interest on the full amount of any Outstanding Debt is due on the Policy Anniversary, until the Outstanding Debt is repaid. If interest is not paid when due, it will be added to the amount of the Outstanding Debt.

     The Owner may repay all or part of the Outstanding Debt at any time while the Policy is in force. Only payments indicated as loan or interest payments will be treated as such. If a loan repayment is made which exceeds the Outstanding Debt, the excess will be applied as a Scheduled Premium Payment, subject to the rules on acceptance of premium payments.

     When a Policy Owner takes a loan, an amount equal to the loan is transferred out of the Policy Owner's Fund Value in the Subaccounts and the Guaranteed Interest Account into the Loan Account to secure the loan. The Policy Owner may, within certain limits, specify the amount or the percentage of the loan amount to be deducted from the Subaccounts and the Guaranteed Interest. If the Policy Owner does not specify the source of the transfer, or if the transfer instructions are incorrect, the request for loan will not be accepted. On each Policy Anniversary, an amount equal to the loan interest due and unpaid for the Policy Year will be transferred to the Loan Account from the Subaccounts and Guaranteed Interest Account on a proportional basis.

     The Loan Account is a part of the Company's General Account. Amounts held in the Loan Account are credited monthly with a rate of interest not less than an annualized rate of 4.5%.

     Loan repayments release amounts from the Loan Account. Unless otherwise requested by a Policy Owner, amounts released from the Loan Account as a result of a loan repayment will be transferred into the Subaccounts and Guaranteed Interest Account in accordance with the most recent allocation instructions for Scheduled Premium Payments. In addition, Fund Value in the Loan Account in excess of the outstanding loan is treated differently depending on whether at the time the loan was made Fund Values were transferred from the Subaccounts or the Guaranteed Interest Account and whether or not loan interest due is paid when due or the amount of the interest is added to the loan ("capitalized"). If the loan is from the Subaccounts and loan interest is capitalized, this excess offsets the amount that must be transferred from the Subaccounts to the Loan Account on the policy anniversary. If the loan is from the Subaccounts and loan interest is paid in cash, this excess is allocated to the Subaccounts and/or the Guaranteed Interest Account on the policy anniversary using the most recent Scheduled Premium Payment allocation on record. If the loan is from the Guaranteed Interest Account, this excess is allocated back to the Guaranteed Interest Account on a monthly basis proportionately to all interest crediting generations from which the loan was taken.

     While the amount to secure the Outstanding Debt is held in the Loan Account, the Policy Owner forgoes the investment experience of the Subaccounts and the current interest rate of the Guaranteed Interest Account on that amount. Thus Outstanding Debt, whether or not repaid, will have a permanent effect on the Policy's values and may have an effect on the amount and duration of the Death Benefit. If not repaid, the Outstanding Debt will be deducted from the amount of Death Benefit paid upon the death of the last surviving Insured, or the value paid upon surrender or maturity.

     Outstanding Debt may affect the length of time the Policy remains in force. After the third Policy Anniversary, the Policy will lapse when Cash Value is insufficient to cover the monthly deduction against the Policy's Fund Value on any Monthly Anniversary Day and the minimum payment required is not made during the Grace Period. Moreover, the Policy may enter the Grace Period more quickly when Outstanding Debt exists, because the Outstanding Debt is not available to cover the monthly deduction. In addition, the Guarantee Period under the Guaranteed Minimum Death Benefit Rider may end if total premiums received less any Partial Surrenders and their fees, less Outstanding Debt do not exceed the premiums required under that Rider. The Guaranteed Death Benefit Rider is not available in all states. Additional payments or repayment of a portion of Outstanding Debt may be required to keep the Policy or Rider in force. See
"Grace Period and Lapse," page   .

     A loan will not be treated as a distribution from the Policy and will not result in taxable income to the Policy Owner unless the Policy is a modified endowment contract, in which case a loan will be treated as a distribution that may give rise to taxable income. For more information on the tax treatment of
loans, see "Federal Income Tax Considerations," page   .

FULL SURRENDER

     A Policy Owner may fully surrender a Policy at any time while either or both of the Insureds is living. The amount received in the event of a full surrender is the Policy's Cash Value, which is equal to its Fund Value less Surrender Charge less any Outstanding Debt.

     A Policy Owner may surrender a Policy by sending a written request together with the Policy to the Company's Administrative Office. The proceeds will be determined as of the end of the Valuation Period during which the request for a surrender is received. A Policy Owner may elect to have the proceeds paid in cash or applied under a payment plan offered under the Policy. See "Payment
Plan/Settlement Provisions," page   . For information on the tax effects of a
surrender of a Policy, see "Federal Income Tax Considerations," page   .

PARTIAL SURRENDER

     A Partial Surrender allows the Policy Owner to obtain a portion of the Cash Value of the Policy without having to surrender the Policy in full. A Partial Surrender may be made at any time and the Partial Surrender will take effect on the Business Day that we receive your request at our Administrative Office, or on the next Business Day if that day is not a Business Day. There is currently no limit on the number of Partial Surrenders allowed in a Policy year.

     A Partial Surrender must be for at least $500 (plus the applicable fee), and the Policy's Cash Value after the Partial Surrender must be at least $500. If a Loan on the Policy has been taken, the amount of the Partial Surrender is limited so that the Loan amount, after giving effect to the Partial Surrender, is not greater than 90 percent of Cash Value.

     The Policy Owner may make a Partial Surrender by submitting a proper written request to the Company's Administrative Office. As of the effective date of any Partial Surrender, the Policy Owner's Fund Value and Cash Value will be reduced by the amount surrendered (plus the applicable fee). The amount of the Partial Surrender (plus the applicable fee) will be allocated by amount or percent to the Policy Owner's Fund Value in the Subaccounts and the Guaranteed Interest Account as specified by the Policy Owner. Allocations by percentage must be in whole percentages and the minimum percentage is 10% against any Subaccount or the Guaranteed Interest Account. Percentages must total 100%. We will not accept an allocation which does not comply with the rules or if there is not enough Fund Value in a Subaccount or the Guaranteed Interest Account to provide its share of the allocation. If the last surviving Insured dies after the request for a Partial Surrender is sent to the Company and prior to the Partial Surrender being effected, the amount of the Partial Surrender will be deducted from the death benefit proceeds, which will be determined without taking into account the amount surrendered.

     When a Partial Surrender is made on a Policy on which the Owner has selected death benefit Option 1, the Specified Amount under the Policy is decreased by the amount of the Partial Surrender (excluding its fee). A Partial Surrender will not change the Specified Amount of a Policy on which the Owner has selected death benefit Option 2. However, assuming that the death benefit is not equal to Fund Value times a death benefit percentage, the Partial Surrender will reduce the death benefit by the amount of the Partial Surrender. Under either death benefit Option, to the extent the death benefit is based upon the Fund Value times the death benefit percentage applicable to the Insured, a Partial Surrender may cause the death benefit to decrease by an amount greater than the amount of the Partial Surrender. See "Death Benefits under the Policy,"
page   .

     A fee for each Partial Surrender will be assessed. See "Charges and
Deductions -- Transaction and Other Charges", page   .

     For information on the tax treatment of Partial Surrenders, see "Federal
Income Tax Considerations," page   .

GRACE PERIOD AND LAPSE

     In general, the Policy and all Riders attached to it will continue in force as long as the Cash Value of the Policy is sufficient to pay all the deductions that are taken from Fund Value each month. The Policy will lapse only when the Cash Value is insufficient to cover the current monthly deduction against the Policy's Fund Value on any Monthly Anniversary Day, and a 61-day Grace Period expires without the Policy Owner making a sufficient payment.

  Special Rule for First Three Policy Years

     During the first three Policy years, (or first three policy years following an increase in Specified Amount during that period), if on each Monthly Anniversary Day the sum of premiums paid, less the sum of Partial Surrenders (excluding its fees) and any Outstanding Debt is greater than or equal to the Minimum Monthly Premiums times the number of completed Policy months (or number of months from the most recent increase in Specified Amount) or the Cash Value is greater than zero, the Policy and all attached Riders are guaranteed not to lapse.

     If the insufficiency occurs at any other time, or if the Minimum Monthly Premium test has not been met during the first three Policy years, the Policy may be at risk of lapse depending on whether or not the Guaranteed Death Benefit Rider is in effect, as explained below.

  If Guaranteed Death Benefit Rider Is Not in Effect

     If an insufficiency occurs and the Guaranteed Death Benefit Rider is not in effect, the Owner must pay during the Grace Period the amount required under the Policy to avoid Lapse. In addition, payment of any loan interest accrued for the Policy year but unpaid as of the Monthly Anniversary Day when insufficiency occurs may be required prior to the end of the Grace Period.

     The Company will not accept any payment if it would cause the total premium payments to exceed the maximum permissible premium for the Policy's Specified Amount under the Internal Revenue Code. This may occur when the Policy Owner has Outstanding Debt, in which case the Policy Owner could repay a sufficient portion of the Outstanding Debt to avoid termination. In this instance, the Policy Owner may wish to repay an additional portion of the Outstanding Debt to avoid recurrence of the potential lapse. If premium payments have not exceeded the maximum permissible premiums for the Policy's Specified Amount, the Policy Owner may also wish to make larger or more frequent premium payments to avoid recurrence of the potential lapse. However, the Company will not reject any premium payments necessary to prevent lapse of the Policy.

     If the Cash Value of the Policy is insufficient to cover the entire monthly deduction on a Monthly Anniversary Day, the Company will deduct the amount that is available. The Company will notify the Policy Owner (and any assignee of record) of the payment required to keep the Policy in force. The Policy Owner will then have a Grace Period of 61 days, measured from the date the notice is sent, to make the required payment. During the first three Policy years, if the Cash Value of the Policy is less than zero, the payment required is the amount of Minimum Monthly Premium not paid plus one succeeding Minimum Monthly Premium. After the third Policy anniversary, the payment required is the amount of the Monthly Deduction not paid plus two succeeding Monthly Deductions. The Policy will remain in force through the Grace Period. Failure to make the required payment within the Grace Period will result in termination of coverage under the Policy and all Riders, and the Policy will lapse. If the required payment is made during the Grace Period, any premium paid will be allocated among the Subaccounts of the Variable Account and the Guaranteed Interest Account in accordance with the Policy Owner's current Scheduled Premium Payment allocation instructions. Any monthly deduction due will be charged to the Subaccounts and the Guaranteed Interest Account on a proportionate basis. If the last surviving Insured dies during the Grace Period, the death proceeds will equal the amount of the death benefit immediately prior to the commencement of the Grace Period, reduced by any unpaid monthly deductions (which for Policies offered to residents of, or issued for delivery in, the State of New Jersey cannot exceed the minimum premium for the following month) and any Outstanding Debt.

  If Guaranteed Death Benefit Rider Is in Effect

     If the Guaranteed Death Benefit Rider is in effect and the test for continuation of the Guarantee Period has been met, the Specified Amount of the Policy and certain Rider coverages will not lapse during the Guarantee Period even if the Cash Value is not sufficient to cover all the deductions from the Fund Value on any Monthly Anniversary Day. See "Guaranteed Death Benefits", page
  .

     While the Guaranteed Death Benefit Rider is in effect, the Fund Value of the Policy may be reduced by Monthly Deductions, but not below zero. Any Monthly Deductions during the Guarantee Period which would reduce the Cash Value below zero will be waived.

     The Guaranteed Death Benefit Rider will be terminated if the Policy does not meet the monthly tests, as explained in "Guaranteed Death Benefits", page
  , and the payment required under the Rider is not made within the Grace Period. If the Guaranteed Death Benefit Rider is terminated, the normal test for lapse will resume.

     The Guaranteed Death Benefit Rider is not available in all states, and, therefore, Grace Period and Lapse will be treated as described in the immediately preceding section entitled "If the Guaranteed Death Benefit Is Not In Effect".

REINSTATEMENT

     The Company will reinstate a lapsed Policy (but not a Policy which has been surrendered for its Cash Value) at any time within five years after the Monthly Anniversary Day immediately before the start of the Grace Period but before the Maturity Date, provided the Company receives the following: (i) a written application from the Policy Owner; (ii) evidence of insurability satisfactory to the Company; (iii) payment of all monthly deductions that were due and unpaid during the Grace Period; (iv) payment of an amount at least sufficient to keep the Policy in force for one month after the date of reinstatement; (v) payment or reinstatement of any Debt on the Policy Anniversary at the start of the grace period and (vi) payment of interest on debt reinstated from the beginning of the grace period to the end of the grace period at the rate which applies to policy loans on the date of reinstatement.

     When the Policy is reinstated, the Fund Value will be equal to the Fund Value on the date of the lapse, subject to the following: (i) the Surrender Charge will be equal to the Surrender Charge that would have existed had the Policy been in force since the original Policy Date; (ii) the Fund Value will be reduced by the decrease, if any, in the Surrender Charge during the period which the Policy was not in force; (iii) any Outstanding Debt on the date of lapse will also be reinstated; and, (iv) no interest on amounts held in the Company's Loan Account to secure Outstanding Debt will be paid or credited between lapse and reinstatement.. Reinstatement will be effective as of the Monthly Anniversary Day on or preceding the date of approval by the Company, and Fund Value minus, if applicable, Outstanding Debt will be allocated among the Subaccounts and the Guaranteed Interest Account in accordance with the Policy Owner's most recent Scheduled Premium Payment allocation instructions.

                             CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUMS

     Certain charges are deducted from each premium payment under a Policy prior to allocation of the net premium to the Policy Owner's Fund Value. These charges consists of the following items:

  Sales Charge

     The sales charge in the first ten Policy years is equal to 6% of the premiums paid up to each year's Target Premium and 3% of premium paid in excess of the Target Premium in that year. The Target Premium is actuarially determined based upon the Specified Amount of the Policy and the Age, gender, underwriting class and smoker status of each of the Insureds. The Target Premium is established at issue, and will be adjusted if the Specified Amount is increased or decreased.

     The sales charge is equal to 3% of all premiums after the tenth Policy year.

     The sales charge is deducted to compensate the Company for the cost of distributing the Policies. The amount derived by the Company from the sales charge is not expected to be sufficient to cover the sales and distribution expenses in connection with the Policies. If surrendered within 10 years after issuance, or within

10 years following an increase in the Specified Amount, the Policy will also be
subject to a Surrender Charge, which is described on page   . To the extent that
sales and distribution expenses exceed sales charges, such expenses may be recovered from other charges, including amounts derived indirectly from the charge for mortality and expense risks and from mortality gains.

  Tax Charges

     All states levy taxes on life insurance premium payments. The amount of these taxes vary from state to state, and may vary from jurisdiction to jurisdiction within a state. The Company currently deducts an amount equal to 2.25% of each premium to pay applicable premium taxes. Currently, these taxes range from 0% to 4%, and, therefore, the 2.25% deduction may be higher or lower than the actual premium tax imposed by the applicable jurisdiction. The 2.25% rate approximates the average tax rate the Company expects to pay on premiums. The Company does not expect to make a profit from this charge.

     A charge currently equal to 1.5% of each premium payment is deducted from each premium to cover the estimated cost for the Federal income tax treatment of deferred acquisition costs determined solely by the amount of life insurance premiums received. The Company believes this charge for deferred acquisitions costs is reasonable in relation to the Company's increased federal tax burden under IRC Section 848 resulting from the receipt of premium payments. No charge will be deducted where premiums received from a Policy Owner are not subject to this tax.

     The Company reserves the right to increase or decrease the charge for taxes due to any change in tax law or due to any change in the cost to the Company.

DAILY DEDUCTIONS FROM THE VARIABLE ACCOUNT

  Mortality and Expense Risk Charge

     Each day a charge is deducted for mortality and expense risks assumed by the Company. This charge is guaranteed not to exceed .000959% per day of the amount in the Subaccounts of the Variable Account, which is equivalent to an annual rate of .35% of the portion of the Policy Fund Value allocated to the Variable Account.

     The mortality and expense risk charge is assessed to compensate the Company for assuming mortality and expense risks under the Policies. The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than estimated and, therefore, the cost of insurance charges specified in the Policy will be insufficient to meet the Company's actual claims. The expense risk the Company assumes is that other expenses incurred in issuing and administering the Policies and operating the Variable Account will be greater than the amount estimated when setting the charges for these expenses. The Company will realize a profit from this fee to the extent it is not needed to provide benefits and pay expenses under the Policies. The Company may use this profit for other purposes, including any distribution expenses not covered by the sales charge or Surrender Charge.

     This charge is not assessed against the amount of the Policy Fund Value which is allocated to the Guaranteed Interest Account, nor to amounts in the Loan Account.

MONTHLY DEDUCTIONS FROM FUND VALUE

     A charge called the monthly deduction is deducted from a Policy's Fund Value in the Subaccounts and Guaranteed Interest Account beginning on the Policy Date and on each Monthly Anniversary Day thereafter. The monthly deduction consists of the following items:

  Cost of Insurance

     This monthly charge compensates the Company for the anticipated cost of paying death benefits in excess of Fund Value to Beneficiaries of Insureds who die. The amount of the charge is equal to a current cost of insurance rate applicable to each of the Insureds multiplied by the net amount at risk under a Policy at the beginning of the Policy Month. The net amount at risk for these purposes is equal to the amount of Death Benefit of the Policy plus any death benefit payable under the Four Year Term Insurance Rider at the beginning of the Policy Month less the Fund Value at the beginning of the Policy Month.

     The Policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables where unisex cost of insurance rates apply, the 1980 Commissioners Ordinary Smoker and Nonsmoker Mortality Table B). These rates are based on the Age and underwriting class of each of the Insureds. They are also based on the gender of the Insureds, except that unisex rates are used where appropriate under applicable law, including in the state of Montana. As of the date of this prospectus, the Company charges "current rates" that are lower (i.e., less expensive) than the guaranteed rates, and the Company may also change current rates in the future. Like the guaranteed rates, the current rates also vary with the Age, gender, smoking status, and underwriting class of each of the Insureds. In addition, they also vary with the size of the Policy and the Policy duration. The cost of insurance rate generally increases with the Ages of the Insureds.

     For purposes of this charge, the cost of insurance rates applicable to the original coverage segment of Specified Amount will be based on the underwriting class at issue and the number of Policy years since the Policy Date. Cost of insurance rates for new coverage segments of Specified Amount related to increases will be based on the underwriting classes at the time of the increase and the number of Policy years since such increase. If an increase in Specified Amount causes a Policy to change size bands, the cost of insurance charges for the previously existing coverage segments of Specified Amount will not be adjusted to reflect the change.

  Administrative Charge

     An administrative charge of $7.50 is deducted monthly from the Fund Value.

     The administrative charge is assessed to reimburse the Company for the expenses associated with administration and maintenance of the Policies. The administrative charge is guaranteed never to exceed $7.50. The Company does not expect to profit from this charge.

  Per $1,000 Specified Amount Charge

     For the first ten Policy Years following issue or increase in Specified Amount, a per $1,000 Specified Amount charge will apply. These per $1,000 of Specified Amount charges differ based on issue age of the coverage segment, underwriting class and smoking status of the younger Insured. The monthly per $1,000 factors are shown in Appendix A.

  Guaranteed Death Benefit Charge

     If the Guaranteed Death Benefit Rider has been elected, a charge of $0.01 per thousand dollars of Policy Specified Amount and certain Rider amounts is deducted each month during the Guarantee Period. This charge is guaranteed never to exceed this amount.

     The Guaranteed Death Benefit Rider is not available in all states.

  Other Optional Insurance Benefits Charges

     The monthly deduction will include charges for any other optional insurance benefits added to the Policy by Rider. See "Other Optional Insurance Benefits,"
page   .

SURRENDER CHARGE

     The Company will assess a Surrender Charge against Fund Value upon full surrender of a Policy or lapse within ten years of the Policy Date or a subsequent increase in Specified Amount. The Surrender Charge is designed to recover the Company's expenses in issuing and distributing Policies.

     The surrender charge is based on a factor per $1,000 of Initial Specified Amount. Starting on the first anniversary, the charge decreases from its maximum by 10% per year until it reaches zero at the end of the 10th policy year. The Surrender Charge factors at issue vary by Specified Amount, issue age, gender and underwriting class. The Surrender Charge does not increase as the Insureds get older or with increases in the Specified Amount due to a death benefit Option change. A Surrender Charge will be calculated for new segments of Specified Amount added as a result of requested increases.

     A Surrender Charge will not be deducted on a decrease in Specified Amount.

POLICY YEAR   GRADING %   POLICY YEAR    GRADING %
-----------   ---------   ------------   ---------
     1           100%          7            40
     2            90           8            30
     3            80           9            20
     4            70           10           10
     5            60      11 and later       0
     6            50

CORPORATE PURCHASERS

     The Policy is available for purchase by individuals, trusts, corporations and other organizations. For corporate or other group or sponsored arrangements purchasing one or more Policies, the Company may reduce the amount of the Sales Charge, Surrender Charge, or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies are reduced. Sales, underwriting or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement, from the amount of the initial premium payment or payments, or the amount of projected premium payments.

TRANSACTION AND OTHER CHARGES

     A Partial Surrender fee of $10 will be deducted from the Fund Value for each Partial Surrender transaction. This charge is guaranteed not to exceed $10.

     The Company currently does not charge for transfers of Fund Value between the Subaccounts. The Company does, however, reserve the right to assess a $25 charge on transfers (including telephone transfers, if permitted by the Company). For Policies issued for delivery to residents of the Commonwealth of Pennsylvania, the Company guarantees that no transfer charge will be imposed on transfers made within one year from the date the Policy is issued.

     The Company charges a fee of $200 for exercise of the Option to Split Policy Benefit.

     The Company may charge the Subaccounts for federal income taxes incurred by the Company that are attributable to the Variable Account and its Subaccounts. No such charge is currently assessed. See "Charge for Company Income Taxes,"
page   .

     The Company will bear the direct operating expenses of the Variable Account. The Subaccounts purchase shares of the corresponding Portfolio of the underlying Fund. The Fund and each of its Portfolios incur certain charges including the investment advisory fee and certain operating expenses. The Funds are governed by their Boards. The Fund's expenses are not fixed or specified under the terms of the Policy. The advisory fees and other expenses are more fully described in the prospectuses of the Funds.

FEES AND EXPENSES OF THE FUNDS

     The Subaccounts purchase shares of the corresponding Portfolio of the underlying Fund. The Fund and each of its Portfolios incur certain charges including the investment advisory fee and certain operating expenses. These fees and expenses vary by Portfolio are set forth below. The Funds are governed by their Boards. The Fund's expenses are not fixed or specified under the terms of the Policy. The advisory fees and
other expenses are summarized at pages   of this Prospectus and are more fully
described in the prospectuses of the Funds.

     Information contained in the following table was provided by the respective Funds and has not been independently verified by the Company.

                  PRO FORMA ANNUAL EXPENSES FOR THE YEAR ENDED
                               DECEMBER 31, 1997

                                                                      OTHER
                                                                     EXPENSES
                                                     MANAGEMENT       (AFTER        TOTAL
                  FUND/PORTFOLIO                        FEES      REIMBURSEMENT)   EXPENSES
                  --------------                     ----------   --------------   --------
MONY Series Fund, Inc.
  Intermediate Term Bond Portfolio.................      .50%(1)       .09%(2)        .59%
  Long Term Bond Portfolio.........................      .50(1)        .07(2)         .57
  Government Securities Portfolio..................      .50(1)        .14(2)         .64
  Money Market Portfolio...........................      .40           .06(2)         .46
Enterprise Accumulation Trust Equity Portfolio.....      .80%          .04%           .84%
  Small Company Value Portfolio....................      .80           .06            .86
  Managed Portfolio................................      .73           .03            .76
  International Growth Portfolio...................      .85           .34           1.19
  High Yield Bond Portfolio........................      .60           .17            .77
  Small Company Growth Portfolio...................     1.00             *              *
  Equity Income Portfolio..........................      .75             *              *
  Capital Appreciation Portfolio...................      .75             *              *
  Growth and Income Portfolio......................      .75             *              *
  Growth Portfolio.................................      .75             *              *

---------------
  * No data is provided as these subaccounts first became available with the offering of the Policy.

 1. Management Fees reflect investment advisory fees of .50% which became effective on and after October 14, 1997. Prior thereto, the investment advisory fees were .40%.

 2.  Includes custodial credit percentages as follows: Intermediate Term
     Bond -- .0080%; Long Term Bond -- .0043%; Government Securities -- .0169%; and Money Market -- .0084% which expenses are borne by the Investment Adviser pursuant to the Investment Advisory Agreement.

GUARANTEE OF CERTAIN CHARGES

     The Company guarantees that certain charges will not increase. This includes the charge for mortality and expense risks, the administrative charge, the per $1,000 Specified Amount charge, the Sales Charge, and the guaranteed cost of insurance rates.

     Any changes in the current cost of insurance charges or charges for optional insurance benefits will be made by class of Insureds and will be based on changes in future expectations with respect to investment earnings, mortality, length of time policies will remain in effect, expenses, and taxes. In no event will they exceed the guaranteed rates defined in the Policy.

                               OTHER INFORMATION

FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion provides a general description of the federal income tax considerations relating to the Policy. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). This discussion is not intended as tax advice. Because of the inherent complexity of such laws and the fact that tax results will vary according to the particular circumstances of the individual involved, tax advice may be needed by a person contemplating the purchase of the Policy. It should, therefore, be understood that these comments concerning federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the Policy and that special rules which are not discussed herein may apply in certain situations. Moreover, no representation is made as to the likelihood of continuation of federal income tax or estate or gift tax laws or of the current interpretations by the IRS or the courts. Future legislation may adversely affect the tax treatment of life insurance policies or other tax rules described in this discussion or that relate directly or indirectly to life insurance policies. Finally, these comments do not take into account any state or local income tax considerations which may be involved in the purchase of the Policy.

  Definition of Life Insurance

     Section 7702 of the Internal Revenue Code (the "Code") provides that if one of two alternate tests are met, a policy will be treated as a life insurance policy for federal tax purposes. These tests are referred to as the "Cash Value Accumulation Test" and the "Guideline Premium/Cash Value Corridor Test".

     Under the Cash Value Accumulation Test, there is no limit to the amount that may be paid in premiums so long as there is enough death benefit in relation to Fund Value at all times. The death benefit at all times must be at least equal to an actuarially determined factor (the "death benefit percentage"), depending on the Insureds' Ages, genders, and underwriting classes at any point in time, times the Fund Value.

     The Guideline Premium/Cash Value Corridor Test provides for, among other things, (i) a maximum allowable premium per thousand dollars of death benefit, known as the "guideline annual premium", and (ii) a minimum ongoing "corridor" of death benefit in relation to the Fund Value of the Policy, known as the
"death benefit percentage." See Appendix B, Page   , for a table of the
Guideline Premium/Cash Value Corridor Test death benefit percentages.

     In most situations, the death benefit that results from the Guideline Premium/Cash Value Corridor Test will ultimately be less that the amount of death benefit required under the Cash Value Accumulation Test.

     The Policy described in this Prospectus allows the Policy Owner to choose, at the time of application, which of these tests will apply to the Policy. A choice of tests is irrevocable. Regardless of the test chosen, the Company believes that the Policy meets this statutory definition of life insurance and hence will receive federal income tax treatment consistent with that of fixed life insurance. Thus, the Death Benefit should be excludable from the gross income of the Beneficiary (whether the Beneficiary is a corporation, individual or other entity) under Section 101(a)(1) of the Code for purposes of the regular Federal income tax and the Policy Owner generally should not be deemed to be in constructive receipt of the cash values under the Policy until a full surrender thereof, maturity of the Policy, or Partial Surrender. In addition, certain Policy loans may be taxable in the case of Policies that are modified endowment contracts. Prospective Policy Owners that intend to use Policies to fund deferred compensation arrangements for their employees are urged to consult their tax advisors with respect to the tax consequences of such arrangements. Prospective corporate Owners should consult their tax advisors about the treatment of life insurance in their particular circumstances for purposes of the alternative minimum tax applicable to corporations.

  Diversification Requirements

     To comply with regulations under Section 817(h) of the Code, each Portfolio is required to diversify its investments. Generally, a portfolio is required to diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Securities of a single issuer generally are treated for purposes of Section 817(h) as a single investment. However, for this purpose, each U.S. Government agency or instrumentality is treated as a separate issuer, and any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. or by an agency or instrumentality of the U.S. is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

     While there should be no question that, for federal income tax purposes, the Portfolio shares underlying the Policies are owned by the Company and not by a Policy Owner or any Beneficiary, no representation is or can be made regarding the likelihood of the continuation of current interpretations by the IRS.

  Tax Treatment of Policies

     The Technical and Miscellaneous Revenue Act of 1988 established a new class of life insurance contracts referred to as modified endowment contracts. With the enactment of this legislation, the Policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance contracts, as described below. Taxation of pre-death distributions from Policies that are classified as modified endowment contracts is somewhat different, as described below.

     A life insurance contract becomes a "modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future death and endowment benefits under a contract. For example, if the "seven-pay premiums" were $1,000, the maximum premiums that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year; $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a Policy may or may not be a modified endowment contract, depending on the amount of premiums paid during each of the Policy's first seven contract years. Changes in benefits may require retesting to determine if the Policy is to be classified as a modified endowment contract.

  Conventional Life Insurance Policies

     If a Policy is not a modified endowment contract, upon full surrender or maturity of a Policy for its Cash Value, the excess, if any, of the Cash Value plus any Outstanding Debt over the cost basis under a Policy will be treated as ordinary income for federal income tax purposes. A Policy's cost basis will usually equal the premiums paid less any premiums previously recovered through Partial Surrenders. Under Section 7702 of the Code, special rules apply to determine whether part or all of the cash received through Partial Surrenders in the first 15 Policy years is paid out of the income of the Policy and therefore subject to income tax. Cash distributed to a Policy Owner on Partial Surrenders occurring more than 15 years after the Policy Date will be taxable as ordinary income to the Policy Owner to the extent that it exceeds the cost basis under a Policy.

     The Company also believes that loans received under Policies that are not modified endowment contracts will be treated as indebtedness of the Owner, and that no part of any loan under the Policy will constitute income to the Owner unless the Policy is surrendered or upon maturity of the Policy. Interest paid (or accrued by an accrual basis taxpayer) on a loan under a Policy that is not a modified endowment contract may be deductible, subject to several limitations, depending on the use to which the proceeds are put and the tax rules applicable to the Policy Owner. If, for example, the loan proceeds are used by an individual for business or investment purposes, all or part of the interest expense may be deductible. Generally, if the policy loan is used for personal purposes by an individual, the interest expense is not deductible. The deductibility of loan interest (whether incurred under a policy loan or on other indebtedness) also may be subject to other limitations. For example, where the interest is paid (or accrued by an accrual basis taxpayer) on a loan under a Policy covering the life of an officer, employee, or person financially interested in the trade or business of the Policy Owners, the interest may be deductible to the extent that the interest is attributable to the first $50,000 of the

Outstanding Debt, but only for a limited number of Insureds. Other tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Modified Endowment Contracts

     Pre-death distributions from modified endowment contracts may give rise to taxable income. Upon full surrender or maturity of the Policy, the Policy Owner would recognize ordinary income for federal income tax purposes equal to the amount by which the Cash Value plus Outstanding Debt exceeds the investment in the Policy (usually the premiums paid plus certain pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income). Upon Partial Surrenders and policy loans, the Policy Owner would recognize ordinary income to the extent allocable to income (which includes all previously non-taxed gains) on the Policy. The amount allocated to income is the amount by which the Fund Value of the Policy exceeds investment in the Policy immediately before the distribution. Under a tax law provision, if two or more policies which are classified as modified endowment contracts are purchased from any one insurance company, including the Company, during any calendar year, all such policies will be aggregated for purposes of determining the portion of the pre-death distributions allocable to income on the policies and the portion allocable to investment in the policies.

     Amounts received under a modified endowment contract that are included in gross income are subject to an additional tax equal to 10% of the amount included in gross income, unless an exception applies. The 10% additional tax does not apply to any amount received: (i) when the taxpayer is at least 59 1/2 years old; (ii) which is attributable to the taxpayer becoming disabled; or
(iii) which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     If a Policy was not originally a modified endowment contract but becomes one, under Treasury Department regulations which are yet to be prescribed, pre-death distributions received in anticipation of a failure of a Policy to meet the seven-pay premium test are to be treated as pre-death distributions from a modified endowment contract (and, therefore, are to be taxable as described above) even though, at the time of the distribution(s), the Policy was not yet a modified endowment contract. For this purpose, pursuant to the Code, any distribution made within two years before the Policy is classified as a modified endowment contract shall be treated as being made in anticipation of the Policy's failing to meet the seven-pay premium test.

     It is unclear whether interest paid (or accrued by an accrual basis taxpayer) on Outstanding Debt with respect to a modified endowment contract constitutes interest for federal income tax purposes. If it does constitute interest, it may be deductible, subject to several limitations, depending on the use to which the proceeds are put and the tax rules applicable to the Policy Owner. If, for example, the loan proceeds are used by an individual for business or investment purposes, all or part of the interest expense may be deductible. Generally, if the Policy loan is used for personal purposes by an individual, the interest expense is not deductible. The deductibility of loan interest (whether incurred under a Policy loan or on other indebtedness) also may be subject to other limitations. For example, where the interest is paid (or accrued by an accrual basis taxpayer) on a loan under a Policy covering the life of an officer, employee, or person financially interested in the trade or business of the Policy Owners, the interest may be deductible to the extent that the interest is attributable to the first $50,000 of the Outstanding Debt. Other tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Reasonableness Requirement for Charges

     Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a contract qualifies as life insurance for federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department is expected to promulgate regulations governing reasonableness standards for mortality charges. The Company believes that the mortality costs and other expenses used in making calculations to determine whether the Policy qualifies as life insurance meet the current requirements. It is possible that future regulations will contain standards that would require the Company to modify its mortality charges used for the purposes of the calculations in order to retain qualification of the Policy as life insurance for federal income tax purposes, and the Company reserves the right to make any such modifications.

  Riders, Policy Changes, and Transfers

     Certain Riders permit the splitting of the policy into two other individual policies upon divorce, business dissolution, or certain changes in the Federal estate tax law. The splitting of a Policy could have adverse tax consequences including but not limited to, the recognition of taxable income in an amount up to any gain in the policy at the time of the split.

     In order for the Beneficiary to receive the tax treatment discussed above, the policy must initially qualify and continue to qualify as life insurance under Sections 7702 and 817(h) of the Code. The Company may make changes in the Policy or Riders or make distributions from the Policy to the extent deemed necessary to qualify the Policy as life insurance for tax purposes. Any such change will uniformly apply to all policies that are affected. The Policy Owner will be given advance notice of such changes.

     Special tax rules may apply to the transfer of ownership of a Policy. Consult a qualified tax adviser before any transfer of the Policy.

  Other Employee Benefit Programs

     Complex rules may apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of employee benefits. These Policy Owners also must consider whether the Policy was applied for by or issued to a person having an insurable interest under applicable state law, as the lack of insurable interest may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure, and fiduciary obligations under the Employee Retirement Income Security Act of 1974 (ERISA). The Policy Owners legal advisor should be consulted to address these issues.

  Other

     Federal estate and gift and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the jurisdiction and the particular circumstances of each Owner or Beneficiary.

     For complete information on federal, state, local and other tax considerations, a qualified tax advisor should be consulted.

               THE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING
                         THE TAX STATUS OF ANY POLICY.

CHARGE FOR COMPANY INCOME TAXES

     For federal income tax purposes, variable life insurance generally is treated in a manner consistent with fixed life insurance. The Company will review the question of a charge to the Variable Account for the Company's federal income taxes periodically. A charge may be made for any federal income taxes incurred by the Company that are attributable to the Variable Account. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what the Company currently believes it to be, if there are changes made in the federal income tax treatment of variable life insurance at the insurance company level, or if there is a change in the Company's tax status.

     Under current laws, the Company may incur state and local taxes (in addition to premium taxes imposed by the states) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws or in the cost to the Company, the Company reserves the right to charge the Account for such taxes, if any, attributable to the Account.

VOTING OF FUND SHARES

     In accordance with its view of present applicable law, the Company will exercise voting rights attributable to the shares of each portfolio of the Funds held in the Subaccounts at any regular and special meetings of the shareholders of the Funds on matters requiring shareholder voting under the Investment Company Act of 1940. The Company will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Subaccounts of the Variable Account. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

     The person having the voting interest under a Policy is the Policy Owner. Unless otherwise required by applicable law, the number of votes as to which a Policy Owner will have the right to instruct for any Portfolio will be determined by dividing a Policy Owner's Fund Value in the Subaccount which corresponds to the Portfolio by $100. Fractional votes will be counted. The number of votes as to which a Policy Owner will have the right to instruct will be determined as of the date determined by the Company, but in no event shall such date be more than 90 days prior to the date established by the respective Fund for determining shareholders eligible to vote at the meeting of the respective Fund. If required by the Securities and Exchange Commission, the Company reserves the right to determine in a different fashion the voting rights attributable to the shares of the respective Fund based upon the instructions received from Policy Owners. Voting instructions may be cast in person or by proxy.

     Voting rights attributable to the Policy Owner's Fund Value held in each Subaccount for which no timely voting instructions are received will be voted by the Company in the same proportion as the voting instructions which are received in a timely manner for all Policies participating in that Subaccount. The Company will also exercise the voting rights from assets in each Subaccount which are not otherwise attributable to Policy Owners, if any, in the same proportion as the voting instructions which are received in a timely manner for all Policies participating in that Subaccount and generally will exercise voting rights attributable to shares of Portfolios of the Funds held in its General Account, if any, in the same proportion as votes cast with respect to shares of Portfolios of the Funds held by the Variable Account and other separate accounts of the Company, in the aggregate.

DISREGARD OF VOTING INSTRUCTIONS

     The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a Portfolio or to approve or disapprove an investment advisory contract. In addition, the Company itself may disregard voting instructions of changes initiated by Policy Owners in the investment policy or the investment adviser (or portfolio manager) of a Portfolio, provided that the Company's disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the Portfolio's objectives and purpose, and considering the effect the change would have on the Company. In the event the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next report to Policy Owners.

REPORT TO POLICY OWNERS

     A statement will be sent at least annually to each Policy Owner setting forth a summary of the transactions which occurred since the last statement and indicating the death benefit, Specified Amount, Fund Value, Cash Value, and any Outstanding Debt. In addition, the statement will indicate the allocation of Fund Value among the Guaranteed Interest Account, the Loan Account and the Subaccounts and any other information required by law. Confirmations will be sent out upon premium payments, transfers, loans, loan repayments, withdrawals, and surrenders.

     Each Policy Owner will also receive an annual and a semiannual report containing financial statements for the Variable Account and the Funds, the latter of which will include a list of the portfolio securities of the Funds, as required by the Investment Company Act of 1940, and/or such other reports as may be required by federal securities laws.

SUBSTITUTION OF INVESTMENTS AND RIGHT TO CHANGE OPERATIONS

     The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the securities that are held by the Variable Account or any of its other separate accounts or that the Variable Account or any of its other separate accounts may purchase. If shares of any or all of the Portfolios of the Funds should no longer be available for investment, or if, in the judgment of the Company's management, further investment in shares of any or all Portfolios of the Funds should become inappropriate in view of the purposes of the Policies, the Company may substitute shares of another Portfolio of the Funds or of a different fund for shares already purchased, or to be purchased in the future under the Policies.

     Where required, the Company will not substitute any shares attributable to a Policy Owner's interest in a Variable Account without notice, Policy Owner approval, or prior approval of the Securities and Exchange Commission and without following the filing or other procedures established by applicable state insurance regulators. Applicable state insurance regulators include the Commissioner of Insurance of the State of Arizona.

     The Company also reserves the right to establish additional Subaccounts of the Variable Account, each of which would invest in a new portfolio of the Funds, or in shares of another investment company, a portfolio thereof, or another suitable investment vehicle, with a specified investment objective. New Subaccounts may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant, and any new Subaccounts will be made available to existing Policy Owners on a basis to be determined by the Company. The Company may also eliminate one or more Subaccounts if, in its sole discretion, marketing, tax, or investment conditions so warrant.

     In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by the Company to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management investment company under the Investment Company Act of 1940 or any other form permitted by law, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of the Company or an affiliate thereof. Subject to compliance with applicable law, the Company also may combine one or more Subaccounts and may establish a committee, board, or other group to manage one or more aspects of the operation of the Variable Account.

CHANGES TO COMPLY WITH LAW

     The Company reserves the right to make any change without consent of Policy Owners to the provisions of the Policy to comply with, or give Policy Owners the benefit of, any Federal or State statute, rule, or regulation, including but not limited to requirements for life insurance contracts under the Internal Revenue Code, under regulations of the United States Treasury Department or any state.

                            PERFORMANCE INFORMATION

     Performance information for the Subaccounts of the Variable Account may appear in advertisements, sales literature, or reports to Policy Owners or prospective purchasers. Performance information in advertisements or sales literature may be expressed in any fashion permitted under applicable law, which may include presentation of a change in a Policy Owner's Fund Value attributable to the performance of one or more

Subaccounts, or as a change in Policy Owner's death benefit. Performance quotations may be expressed as a change in a Policy Owner's Fund Value over time or in terms of the average annual compounded rate of return on the Policy Owner's Fund Value, based upon a hypothetical Policy in which premiums have been allocated to a particular Variable Account over certain periods of time that will include one, five and ten years, or from the commencement of operation of the Variable Account if less than one, five, or ten years. Any such quotation may reflect the deduction of all applicable charges to the Policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The quotation may also reflect the deduction of the Surrender Charge, if applicable, by assuming a surrender at the end of the particular period, although other quotations may simultaneously be given that do not assume a surrender and do not take into account deduction of the Surrender Charge.

     Performance information for the Variable Account may be compared, in advertisements, sales literature, and reports to Policy Owners to: (i) other variable life separate accounts or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria; and
(ii) the Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a Policy. Reports and promotional literature may also contain the Company's rating or a rating of the Company's claim paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any Subaccount of the Variable Account reflects only the performance of a hypothetical Policy whose Fund Value is allocated to the Variable Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolios of the Funds in which the Variable Account invests, and the market conditions during the given period of time, and should not be considered as a representation of what may be achieved in the future.

                        THE GUARANTEED INTEREST ACCOUNT

     Policy Owners may allocate all or a portion of their net premiums and transfer Fund Value to the Guaranteed Interest Account of the Company. Amounts allocated to the Guaranteed Interest Account become part of the "General Account" of the Company, which supports insurance and annuity obligations. The amounts allocated to the General Account of the Company are subject to the liabilities arising from the business the Company conducts. Descriptions of the Guaranteed Interest Account are included in this Prospectus for the convenience of the Purchaser. The Guaranteed Interest Account and the General Account of the Company have not been registered under the Securities Act of 1933 and the Investment Company Act of 1940. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Guaranteed Interest Account, see the Policy.

GENERAL DESCRIPTION

     Amounts allocated to the Guaranteed Interest Account become part of the General Account of Company which consists of all assets owned by the Company other than those in the Variable Account and other separate accounts of the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of its General Account.

     The Policy Owner may elect to allocate net premiums to the Guaranteed Interest Account, the Variable Account, or both. The Policy Owner may also transfer Fund Value from the Subaccounts of the Variable Account to the Guaranteed Interest Account, or from the Guaranteed Interest Account to the Subaccounts. Company guarantees that the Fund Value in the Guaranteed Interest Account will be credited with a minimum interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%. Such interest will be paid regardless of the actual investment experience of the Guaranteed Interest Account.

In addition, Company may in its sole discretion declare current interest in excess of the 4.5% annual rate, which will be guaranteed for approximately one year. (The portion of a Policy Owner's Fund Value that has been used to secure Outstanding Debt will be credited with a guaranteed interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%.)

     The Company bears the full investment risk for the Fund Value allocated to the Guaranteed Interest Account.

DEATH BENEFIT

     The Death Benefit under the Policy will be determined in the same fashion for a Policy Owner who has Fund Value in the Guaranteed Interest Account as for a Policy Owner who has Fund Value in the Subaccounts. The Death Benefit under Option 1 will be equal to the Specified Amount of the Policy on the date of death of the last surviving Insured or, if greater, the Fund Value on the date of death of the last surviving Insured multiplied by a death benefit percentage. Under Option 2, the Death Benefit will be equal to the Specified Amount of the Policy on the date of death of the last surviving Insured plus the Fund Value on the date of death of the last surviving Insured or, if greater, the Fund Value on the date of death of the last surviving Insured multiplied by a death benefit
percentage. See "Death Benefits under the Policy," page      .

POLICY CHARGES

     Deductions from premium and monthly deductions from the Fund Value will be the same for Policy Owners who allocate net premiums or transfer Fund Value to the Guaranteed Interest Account as for Policy Owners who allocate net premiums to the Subaccounts. These charges include the sales and tax charges; the charges for the cost of insurance, administrative charge, per $1,000 Specified Amount charge, the Surrender Charge, and the charge for any other optional insurance benefits added by Rider. Fees for Partial Surrenders and, if applicable, transfer charges, will also be deducted from the Guaranteed Interest Account.

     Charges applicable to the Portfolios, including the operating expenses of the Portfolios, as well as the investment advisory fee charged by the Portfolio managers, will not be paid directly or indirectly by Policy Owners to the extent the Fund Value is allocated to the Guaranteed Interest Account. Likewise, the mortality and expense risk charge applicable to the Fund Value allocated to the Subaccounts is not deducted from Fund Value allocated to the Guaranteed Interest Account. Any amounts that the Company pays for income taxes allocable to the Subaccounts will not be charged against the Guaranteed Interest Account. However, it is important to remember that Policy Owners will not participate in the investment experience of the Subaccounts to the extent that Fund Values are allocated to the Guaranteed Interest Account.

TRANSFERS

     Amounts may be transferred after the Right to Return Policy Period from the Subaccounts to the Guaranteed Interest Account and from the Guaranteed Interest Account to the Subaccounts, subject to the following limitations.

     Transfers to the Guaranteed Interest Account may be made at any time and in any amount.

     Transfers from the Guaranteed Interest Account to the Subaccounts are limited to one in any Policy year. Transfers from the Guaranteed Interest Account may only be made during the time period which begins on the Policy Anniversary and which ends 30 days after the Policy Anniversary. If the transfer request is received on the Policy Anniversary, it will be processed as of the Policy Anniversary; if it is received within 30 days after the Policy Anniversary, the transfer will be effective as of the close of business on the date received if it is a Business Day, or if not a Business Day, then at the close of business on the next day which is a Business Day. Any request received within 10 days before the Policy Anniversary will be deemed received on the Policy Anniversary. Any transfer requests received at other times will not be honored, and will be returned to the Policy Owner.

     Currently there is no charge imposed upon transfers; however, the Company reserves the right to assess such a charge in the future.

SURRENDERS AND POLICY LOANS

     The Policy Owner may also make full surrenders and Partial Surrenders from the Guaranteed Interest Account to the same extent as a Policy Owner who has
invested in the Subaccounts. See "Full Surrender," page      and "Partial
Surrenders," page      . Transfers and surrenders payable from the Guaranteed
Interest Account, and the payment of Policy loans allocated to the Guaranteed Interest Account, may be delayed for up to six months. However, with respect to Policies issued for delivery to residents of the Commonwealth of Pennsylvania, the Company will not delay payment of surrenders or loans, the proceeds of which will be used to pay premiums on the Policy.

                             MORE ABOUT THE POLICY

OWNERSHIP

     The Policy Owner is the person named as such in the application or in any later change shown in the Company's records. While either or both of the Insureds is living, the Policy Owner alone has the right to receive all benefits and exercise all rights that the Policy grants or the Company allows.

  Joint Owners

     If more than one person is named as Policy Owner, they are joint owners. Any Policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint owner dies, ownership passes to the surviving joint owner(s). When the last joint owner dies, ownership passes through that person's estate, unless otherwise provided.

BENEFICIARY

     The Beneficiary is the individual named as such in the application or any later change shown in the Company's records. The Policy Owner may change the Beneficiary at any time while either or both of Insureds is living by written request on forms provided by the Company, which must be received by the Company at its Administrative Office. The change will be effective as of the date this form is signed. Contingent and/or concurrent Beneficiaries may be designated. The Policy Owner may designate a permanent Beneficiary, whose rights under the Policy cannot be changed without his or her consent. Unless otherwise provided, if no designated Beneficiary is living upon the death of the last surviving Insured, the Policy Owner or the Policy Owner's estate is the Beneficiary.

     The Company will pay the death benefit proceeds to the Beneficiary. Unless otherwise provided, in order to receive proceeds at the last surviving Insured's death, the Beneficiary must be living at the time of the last surviving Insured's death.

THE POLICY

     This Policy is a contract between the Policy Owner and the Company. The entire contract consists of the Policy, a copy of the initial application, all subsequent applications to change the Policy, any endorsements, all Riders, and all additional Policy information sections (specification pages) added to the Policy.

NOTIFICATION AND CLAIMS PROCEDURES

     Any election, designation, change, assignment, or request made by the Policy Owner must be in writing on a form acceptable to the Company. The Company is not liable for any action taken before such written notice is received and recorded. The Company may require that the Policy be returned for any Policy change or upon its surrender.

     In the event of the last surviving Insured's death while the Policy is in force notice should be given to the Company as soon as possible. Claim procedure instructions will be sent immediately. As due proof of death, the Company may require proof of Age and a certified copy of a death certificate for each Insured. The

Company may also require the Beneficiary and the last surviving Insured's next of kin to sign authorizations as part of this process. These authorization forms allow the Company to obtain information about the Insured, including but not limited to medical records of physicians and hospitals used by the Insureds.

PAYMENTS

     The Company will pay death benefit proceeds, the Cash Value on surrender, Partial Surrenders, and loan proceeds based on allocations made to the Subaccounts, and will effect a transfer between Subaccounts or from the Variable Account to the Guaranteed Interest Account within seven days after the Company receives all the information needed to process a payment.

     However, the Company can postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the Subaccounts if:

          The New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC; or

          An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets; or

PAYMENT PLAN/SETTLEMENT PROVISIONS

     Maturity or surrender benefits may be used to purchase a payment plan providing monthly income for the lifetime of the Beneficiary. The monthly payments consisting of proceeds plus interest will be paid in equal installments for at least ten years. The purchase rates for the payment plan are guaranteed not to exceed those shown in the Policy, but current rates that are lower (i.e., providing greater income) may be established by the Company from time to time. This benefit is not available if the income would be less than $25 per payment a month or if the proceeds are less than $1,000. Maturity or surrender benefits or death benefit proceeds may be used to purchase any other payment plan that the Company makes available at that time.

PAYMENT IN CASE OF SUICIDE

     If either Insured dies by suicide, within two years from the Policy Date or Reinstatement Date, the Company will limit the Death Benefit proceeds to the premium payments less any Partial Surrender amounts (and their fees) and less any Outstanding Debt. If an Insured dies by suicide, within two years of the effective date of any increase in Specified Amount, the Company will refund the cost of insurance charges made with respect to such increase. Subject to terms and conditions set forth in the Policy, the Company will make coverage available to any surviving Insured, if the surviving Insured elects such coverage within 60 days after the suicide.

ASSIGNMENT

     The Policy Owner may assign a Policy as collateral security for a loan or other obligation. No assignment will bind the Company unless the original, or a copy, is received at the Company's Administrative Office, and it will be effective only when recorded by the Company. An assignment does not change the ownership of the Policy. However, after an assignment, the rights of any Policy Owner or Beneficiary will be subject to the assignment. The entire Policy, including any attached payment option or Rider, will be subject to the assignment. The Company will rely solely on the assignee's statement as to the amount of the assignee's interest. The Company will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights this Policy grants except (a) the right to change the Policy Owner or Beneficiary; and (b) the right to elect a payment option. Assignment of a Policy that is a modified endowment contract may generate taxable income. (See "Federal
Income Tax Considerations", page   .)

ERRORS ON THE APPLICATION

     If the Age or gender of an Insured has been misstated, the death benefit under this Policy will be the greater of that which would be purchased by the most recent cost of insurance charge at the correct age and gender, or the death benefit derived by multiplying the Fund Value by the death benefit percentage for the correct Age and gender. If unisex cost of insurance rates apply, no adjustment will be made for a misstatement of gender. See "Cost
of Insurance", page   .

INCONTESTABILITY

     The Company may contest the validity of this Policy if any material misstatements are made in the application. However, the Policy will be incontestable as follows: the initial Specified Amount cannot be contested after the Policy has been in force during an Insured's lifetime for two years from the Policy Date; and an increase in the Specified Amount or any reinstatement cannot be contested after the increase or the reinstated policy has been in force during an Insured's lifetime for two years from its effective date.

POLICY ILLUSTRATIONS

     Upon request, the Company will send the Policy Owner an illustration of future benefits under the Policy based on both guaranteed and current cost assumptions.

DISTRIBUTION OF THE POLICY

     MONY Securities Corp. ("MSC"), a wholly owned subsidiary of MONY, is principal underwriter (distributor) of the Policies. MSC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Policies are sold by individuals who are registered representatives of MSC and who are also licensed as life insurance agents for the Company. The Policies may also be sold through other broker/dealers authorized by MSC and applicable law to do so.

     Except where MSC has authorized other broker/dealers to sell the Policies (as described in the preceding paragraph), compensation payable for the sale of the Policies will be based upon the following schedule. After issue of the Contract first Policy year, commissions will equal at most 50 percent of premiums paid up to the Target Premium and 3% of any amount in excess of the Target Premium. Thereafter, commissions will equal at most 3.0 percent of any additional premiums plus, on the sixth and each succeeding Policy Anniversary for so long as the Policy shall remain in force, .15 percent of the Fund Value less Loan Account Value. Upon any subsequent increase in Specified Amount, commissions in the first year following the increase will equal at most 50 percent of premiums paid on or after the increase up to the amount by which the Target Premium has been increased. Thereafter, commissions will return to no more than the 3.0 percent level. Further, registered representatives may be eligible to receive certain bonuses and other benefits based on the amount of earned commissions.

     In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by Company, to receive noncash compensation such as expense-paid trips, expense-paid educational seminars and merchandise. Company makes no separate deductions, other than previously described, from premiums to pay sales commissions or sales expenses.

                             MORE ABOUT THE COMPANY

MANAGEMENT

     The directors and officers of the Company are listed below. The business address for all directors and officers of MONY Life Insurance Company of America is 1740 Broadway, New York, New York 10019.

     Current Officers and Directors of MONY America are:

NAME                                              POSITION AND OFFICES WITH DEPOSITOR
----                                              -----------------------------------
Michael I. Roth...........................  Director, Chairman and Chief Executive Officer
Samuel J. Foti............................  Director, President and Chief Operating Officer
Richard E. Connors........................  Director
Richard Daddario..........................  Director, Vice President, and Controller
Phillip A. Eisenberg......................  Director, Vice President and Actuary
Margaret G. Gale..........................  Director, Vice President
Michael Slipowitz.........................  Vice President
Stephen J. Hall...........................  Director
Edward E. Hill............................  Vice President -- Chief Compliance Officer
Evelyn L. Peos............................  Vice President
Kenneth M. Levine.........................  Director and Executive Vice President
David S. Waldman..........................  Secretary
David V. Weigel...........................  Treasurer
Sam Chiodo................................  Vice President
Charles P. Leone..........................  Director, Vice President and Chief Corporate
                                            Compliance Officer

     No officer or director listed above receives any compensation from the Variable Account. No separately allocable compensation has been paid by the Company or any of its affiliates to any person listed for services rendered to the Account.

STATE REGULATION

     The Company is subject to the laws of the state of Arizona governing insurance companies and to regulation by the Commissioner of Insurance of Arizona. In addition, it is subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed or may become licensed to operate. An annual statement in a prescribed form must be filed with the Commissioner of Insurance of Arizona and with regulatory authorities of other states on or before March 1st in each year. This statement covers the operations of the Company for the preceding year and its financial condition as of December 31st of that year. The Company's affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of Company's operations at periodic intervals.

TELEPHONE TRANSFER PRIVILEGES

     A Policy Owner may request a transfer of Fund Value or change allocation instructions for future premiums by telephone if an authorization for telephone transfer form has been completed, signed, and received at the Company's Syracuse Operations Center. All or part of any telephone conversation with respect to transfer and allocation instructions may be recorded by the Company. Telephone instructions received by the Company by 4:00 p.m. Eastern time on any Valuation Date will be effected as of the end of that Valuation Date in accordance with the Policy Owner's instructions, subject to the limitations stated in this prospectus (presuming that the Right to Return Policy Period has expired). The Company reserves the right to deny any telephone transfer or allocation request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), Policy Owners might not be able to request transfers by telephone and would have to submit written requests. Telephone transfer and allocation instructions will only be accepted if complete and correct.

     The Company has adopted guidelines relating to telephone transfers and allocation instructions that, among other things, outlines procedures to be followed which are designed, and which the Company believes are reasonable, to prevent unauthorized instructions. If these procedures are followed, the Company shall not be liable for, and the Policy Owner will therefore bear the entire risk of, any loss as a result of the Company's following telephone instructions in the event that such instructions prove to be fraudulent. A copy of the guidelines and the Company's form for electing telephone transfer privileges is available from licensed agents of the Company who are also registered representatives of MSC or by calling 1-800-487-6669. The Company's form must be signed and received at the Company's Syracuse Operations Center before telephone transfers will be accepted.

LEGAL PROCEEDINGS

     There are no legal proceedings pending to which the Variable Account is a party, or which would materially affect the Variable Account.

LEGAL MATTERS

     Legal matters in connection with the issue and sale of the Policies described in this Prospectus and the organization of the Company, its authority to issue the Policies under Arizona law, and the validity of the forms of the Policies under Arizona law have been passed on by the Vice President and Deputy General Counsel of MONY.

     Legal matters relating to the federal securities and federal income tax laws have been passed upon by Edward P. Bank, Vice President and Deputy General Counsel of MONY.

REGISTRATION STATEMENT

     A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, as portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

INDEPENDENT ACCOUNTANTS

     The audited financial statements for the Variable Account and for Company included in this Prospectus and in the Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their report hereon, and are included in reliance upon the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP's office is located at 1301 Avenue of the Americas, New York, New York, 10019.

FINANCIAL STATEMENTS

     The audited financial statements for the Variable Account are set forth herein, starting on page F-1. The audited financial statements of the Company are set forth herein starting on page F- .

     The financial statements of the Variable Account and Company have been audited by PricewaterhouseCoopers LLP. The financial statements of the Company should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.

             FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
With respect to MONY America Variable Account L:
  Report of Independent Accountants.........................  F-2
  Statements of assets and liabilities as of December 31,
     1997...................................................  F-3
  Statements of operations for the year ended December 31,
     1997...................................................  F-5
  Statements of changes in net assets for the years ended
     December 31, 1997 and 1996.............................  F-7
  Notes to financial statements.............................  F-10
  Report of Independent Accountants.........................  F-13
  Statements of assets and liabilities as of December 31,
     1996...................................................  F-14
  Statements of operations for the year ended December 31,
     1996...................................................  F-16
  Statements of changes in net assets for the years ended
     December 31, 1996 and 1995.............................  F-18
  Notes to financial statements.............................  F-21
  Report of Independent Accountants.........................  F-24
  Statements of assets and liabilities as of December 31,
     1995...................................................  F-25
  Statements of operations for the year ended December 31,
     1995...................................................  F-27
  Statements of changes in net assets for the years ended
     December 31, 1995 and 1994.............................  F-29
  Notes to financial statements.............................  F-31
  Statement of assets and liabilities as of June 30, 1998
     (unaudited)............................................  F-34
  Statements of operations for the six months ended June 30,
     1998 (unaudited).......................................  F-36
  Statements of changes in net assets for the six months
     ended June 30, 1998 (unaudited) and for the year ended
     December 31, 1997......................................  F-38
  Notes to financial statements.............................  F-41
With respect to MONY Life Insurance Company of America:
  Report of Independent Accountants.........................  F-44
  Statements of admitted assets, liabilities, capital and
     surplus as of December 31, 1997 and 1996...............  F-45
  Statements of operations for the years ended December 31,
     1997 and 1996..........................................  F-46
  Statements of capital and surplus for the years ended
     December 31, 1997 and 1996.............................  F-47
  Statements of cash flows for the years ended December 31,
     1997 and 1996..........................................  F-48
  Notes to financial statements.............................  F-49
  Unaudited interim statement of admitted assets,
     liabilities, capital and surplus as of June 30, 1998...  F-64
  Unaudited interim statements of operations for the six
     months ended June 30, 1998 and 1997....................  F-65
  Unaudited interim statements of capital and surplus for
     the six months ended June 30, 1998 and 1997............  F-66
  Unaudited interim statements of cash flows for the six
     months ended June 30, 1998 and 1997....................  F-67
  Notes to unaudited interim financial statements...........  F-68

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company of America and the
Contractholders of MONY America Variable Account L -- Variable Life/Variable Universal Life:

     We have audited the accompanying statements of assets and liabilities of MONY America Variable Account L -- Variable Life/Variable Universal Life (comprising, respectively, the Variable Life's Equity Growth, Equity Income, Intermediate Term Bond, Long Term Bond, Diversified and Money Market Subaccounts and the Variable Universal Life's Intermediate Term Bond, Long Term Bond, Government Securities, Money Market, Equity, Small Cap, Managed, International Growth and High Yield Bond Subaccounts) as of December 31, 1997, the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of MONY America's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1997, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting MONY America Variable Account L -- Variable Life/Variable Universal Life as of December 31, 1997, the results of their operations and the changes in their net assets for each of the periods referred to above, in conformity with generally accepted accounting principles.

                                                  COOPERS & LYBRAND L.L.P.

New York, New York
February 11, 1998

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF ASSETS AND LIABILITIES

                               DECEMBER 31, 1997

                                                                   VARIABLE LIFE
                                   ------------------------------------------------------------------------------
                                     EQUITY       EQUITY     INTERMEDIATE   LONG TERM                    MONEY
                                     GROWTH       INCOME      TERM BOND        BOND      DIVERSIFIED     MARKET
                                   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                   ----------   ----------   ------------   ----------   -----------   ----------
             ASSETS
Investments at cost (Note 4).....  $ 546,247    $ 487,414     $ 148,164     $  63,055    $  806,595    $  75,563
                                   =========    =========     =========     =========    ==========    =========
Investments in MONY Series Fund,
  Inc. at net asset value (Note
  2).............................  $ 798,134    $ 705,660     $ 156,537     $  71,555    $1,111,163    $  75,563
Amount due from MONY Series Fund,
  Inc. ..........................          9            9             0             0            26            0
                                   ---------    ---------     ---------     ---------    ----------    ---------
          Total assets...........    798,143      705,669       156,537        71,555     1,111,189       75,563
                                   ---------    ---------     ---------     ---------    ----------    ---------
           LIABILITIES
Amount due to MONY America.......          9            9             0             0            26            0
                                   ---------    ---------     ---------     ---------    ----------    ---------
Net assets.......................  $ 798,134    $ 705,660     $ 156,537     $  71,555    $1,111,163    $  75,563
                                   =========    =========     =========     =========    ==========    =========
Net assets consist of:
  Contractholders' net
     payments....................  $ 537,453    $ 445,418     $ 192,229     $ 108,555    $  933,695    $ 198,422
  Cost of insurance withdrawals
     (Note 3)....................   (383,528)    (486,949)     (201,904)     (156,404)     (916,797)    (200,035)
  Undistributed net investment
     income......................    168,021      327,758       163,834       100,095       533,506       77,176
  Accumulated net realized gain
     (loss) on investments.......    224,301      201,187        (5,995)       10,809       256,191            0
  Unrealized appreciation of
     investments.................    251,887      218,246         8,373         8,500       304,568            0
                                   ---------    ---------     ---------     ---------    ----------    ---------
Net assets.......................  $ 798,134    $ 705,660     $ 156,537     $  71,555    $1,111,163    $  75,563
                                   =========    =========     =========     =========    ==========    =========
Number of units outstanding* ....     14,506       12,292         6,639         2,334        28,291        4,207
                                   ---------    ---------     ---------     ---------    ----------    ---------
Net asset value per unit
  outstanding* ..................  $   55.02    $   57.41     $   23.58     $   30.65    $    39.28    $   17.96
                                   =========    =========     =========     =========    ==========    =========

---------------
* Units outstanding have been rounded for presentation purposes.

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

                               DECEMBER 31, 1997

                                                                       VARIABLE UNIVERSAL LIFE
                                    ----------------------------------------------------------------------------------------------
                                    INTERMEDIATE   LONG TERM    GOVERNMENT     MONEY
                                     TERM BOND        BOND      SECURITIES     MARKET       EQUITY       SMALL CAP      MANAGED
                                     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                    ------------   ----------   ----------   ----------   -----------   -----------   ------------
              ASSETS
Investments at cost (Note 4)......    $229,105     $ 870,461     $482,067    $3,698,674   $15,117,468   $ 7,542,179   $ 54,701,619
                                      ========     =========     ========    ==========   ===========   ===========   ============
Investments in Enterprise
  Accumulation Trust at net asset
  value (Note 2)..................    $      0     $       0     $      0    $       0    $16,482,798   $ 8,184,725   $ 60,069,001
Investments in MONY Series Fund,
  Inc. at net asset value (Note
  2)..............................     234,365       948,462      498,405    3,698,674              0             0              0
Amount due from Enterprise
  Accumulation Trust..............           0             0            0            0          3,531           859          9,107
Amount due from MONY America......          48           418          202       80,882         25,829         2,025         37,486
Amount due from MONY Series Fund,
  Inc.............................          11           130           41       11,681              0             0              0
                                      --------     ---------     --------    ----------   -----------   -----------   ------------
        Total assets..............     234,424       949,010      498,648    3,791,237     16,512,158     8,187,609     60,115,594
                                      --------     ---------     --------    ----------   -----------   -----------   ------------
           LIABILITIES
Amount due to Enterprise
  Accumulation Trust..............           0             0            0            0         25,829         2,025         37,486
Amount due to MONY America........          11           130           41       11,681          3,531           859          9,107
Amount due to MONY Series Fund,
  Inc.............................          48           418          202       80,882              0             0              0
                                      --------     ---------     --------    ----------   -----------   -----------   ------------
        Total liabilities.........          59           548          243       92,563         29,360         2,884         46,593
                                      --------     ---------     --------    ----------   -----------   -----------   ------------
Net assets........................    $234,365     $ 948,462     $498,405    $3,698,674   $16,482,798   $ 8,184,725   $ 60,069,001
                                      ========     =========     ========    ==========   ===========   ===========   ============
Net assets consist of:
  Contractholders' net
    payments......................    $265,298     $ 982,905     $552,598    $4,020,118   $16,582,774   $ 7,692,676   $ 58,710,094
  Cost of insurance withdrawals
    (Note 3)......................     (43,218)     (167,996)     (91,027)    (544,035)    (2,948,581)   (1,239,409)   (10,471,466)
  Undistributed net investment
    income........................       6,097        47,307       14,524      222,591        538,907       705,833      2,719,621
  Accumulated net realized gain on
    investments...................         928         8,245        5,972            0        944,368       383,079      3,743,370
  Unrealized appreciation
    (depreciation) of
    investments...................       5,260        78,001       16,338            0      1,365,330       642,546      5,367,382
                                      --------     ---------     --------    ----------   -----------   -----------   ------------
Net assets........................    $234,365     $ 948,462     $498,405    $3,698,674   $16,482,798   $ 8,184,725   $ 60,069,001
                                      ========     =========     ========    ==========   ===========   ===========   ============
Number of units outstanding* .....      19,650        69,779       42,420      325,979        821,090       449,403      2,954,670
                                      --------     ---------     --------    ----------   -----------   -----------   ------------
Net asset value per unit
  outstanding* ...................    $  11.93     $   13.59     $  11.75    $   11.35    $     20.07   $     18.21   $      20.33
                                      ========     =========     ========    ==========   ===========   ===========   ============

                                     VARIABLE UNIVERSAL LIFE
                                    --------------------------
                                    INTERNATIONAL   HIGH YIELD
                                       GROWTH          BOND
                                     SUBACCOUNT     SUBACCOUNT
                                    -------------   ----------
              ASSETS
Investments at cost (Note 4)......   $4,186,777     $1,900,963
                                     ==========     ==========
Investments in Enterprise
  Accumulation Trust at net asset
  value (Note 2)..................   $4,079,254     $1,939,719
Investments in MONY Series Fund,
  Inc. at net asset value (Note
  2)..............................            0              0
Amount due from Enterprise
  Accumulation Trust..............          308            240
Amount due from MONY America......          214             71
Amount due from MONY Series Fund,
  Inc.............................            0              0
                                     ----------     ----------
        Total assets..............    4,079,776      1,940,030
                                     ----------     ----------
           LIABILITIES
Amount due to Enterprise
  Accumulation Trust..............          214             71
Amount due to MONY America........          308            240
Amount due to MONY Series Fund,
  Inc.............................            0              0
                                     ----------     ----------
        Total liabilities.........          522            311
                                     ----------     ----------
Net assets........................   $4,079,254     $1,939,719
                                     ==========     ==========
Net assets consist of:
  Contractholders' net
    payments......................   $4,679,851     $2,041,929
  Cost of insurance withdrawals
    (Note 3)......................     (773,836)      (338,204)
  Undistributed net investment
    income........................      115,713        160,937
  Accumulated net realized gain on
    investments...................      165,049         36,301
  Unrealized appreciation
    (depreciation) of
    investments...................     (107,523)        38,756
                                     ----------     ----------
Net assets........................   $4,079,254     $1,939,719
                                     ==========     ==========
Number of units outstanding* .....      290,466        138,275
                                     ----------     ----------
Net asset value per unit
  outstanding* ...................   $    14.04     $    14.03
                                     ==========     ==========

---------------
* Units outstanding have been rounded for presentation purposes.
                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                            STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                     VARIABLE LIFE
                                     ------------------------------------------------------------------------------
                                       EQUITY       EQUITY     INTERMEDIATE   LONG TERM                    MONEY
                                       GROWTH       INCOME      TERM BOND        BOND      DIVERSIFIED     MARKET
                                     SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                     ----------   ----------   ------------   ----------   -----------   ----------
Dividend income....................   $ 57,504    $  80,960      $ 10,378      $  5,654     $  84,416     $  4,176
Mortality and expense risk charges
  (Note 3).........................     (4,464)      (4,333)       (1,004)         (507)       (6,671)        (487)
                                      --------    ---------      --------      --------     ---------     --------
Net investment income..............     53,040       76,627         9,374         5,147        77,745        3,689
                                      --------    ---------      --------      --------     ---------     --------
Realized and unrealized gain on
  investments (Note 2):
  Proceeds from sales..............     87,998      205,963        55,717        38,794       311,417       32,317
  Cost of shares sold..............    (54,391)    (121,259)      (54,045)      (35,014)     (211,325)     (32,317)
                                      --------    ---------      --------      --------     ---------     --------
Net realized gain on investments...     33,607       84,704         1,672         3,780       100,092            0
Net increase in unrealized
  appreciation of investments......    101,936       32,332           288           649        59,772            0
                                      --------    ---------      --------      --------     ---------     --------
Net realized and unrealized gain on
  investments......................    135,543      117,036         1,960         4,429       159,864            0
                                      --------    ---------      --------      --------     ---------     --------
Net increase in net assets
  resulting from operations........   $188,583    $ 193,663      $ 11,334      $  9,576     $ 237,609     $  3,689
                                      ========    =========      ========      ========     =========     ========

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF OPERATIONS (CONTINUED)

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                        VARIABLE UNIVERSAL LIFE
                                    -----------------------------------------------------------------------------------------------
                                    INTERMEDIATE   LONG TERM    GOVERNMENT      MONEY
                                     TERM BOND        BOND      SECURITIES      MARKET        EQUITY       SMALL CAP      MANAGED
                                     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                    ------------   ----------   ----------   ------------   -----------   -----------   -----------
Dividend income..................     $  6,095     $  42,293    $  14,009    $    135,531   $   544,698   $   694,933   $ 2,719,101
Mortality and expense risk
  charges (Note 3)...............       (1,008)       (5,751)      (2,949)        (19,730)      (77,153)      (34,486)     (318,312)
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net investment income............        5,087        36,542       11,060         115,801       467,545       660,447     2,400,789
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Realized and unrealized gain on
  investments (Note 2):
  Proceeds from sales............       52,711       292,029      143,307      24,713,256     3,327,872     1,503,358    11,923,853
  Cost of shares sold............      (51,442)     (285,745)    (138,374)    (24,713,256)   (2,581,752)   (1,160,613)   (9,087,421)
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net realized gain on
  investments....................        1,269         6,284        4,933               0       746,120       342,745     2,836,432
Net increase (decrease) in
  unrealized appreciation of
  investments....................        3,027        56,115        9,241               0       984,236       568,217     3,108,829
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net realized and unrealized gain
  (loss) on investments..........        4,296        62,399       14,174               0     1,730,356       910,962     5,945,261
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net increase in net assets
  resulting from operations......     $  9,383     $  98,941    $  25,234    $    115,801   $ 2,197,901   $ 1,571,409   $ 8,346,050
                                      ========     =========    =========    ============   ===========   ===========   ===========

                                    VARIABLE UNIVERSAL LIFE
                                   --------------------------
                                   INTERNATIONAL   HIGH YIELD
                                      GROWTH          BOND
                                    SUBACCOUNT     SUBACCOUNT
                                   -------------   ----------
Dividend income..................  1$20,361....    $ 121,077
Mortality and expense risk
  charges (Note 3)...............      (21,528)       (9,887)
                                    ----------     ---------
Net investment income............       98,833       111,190
                                    ----------     ---------
Realized and unrealized gain on
  investments (Note 2):
  Proceeds from sales............    1,007,459       636,523
  Cost of shares sold............     (871,948)     (600,592)
                                    ----------     ---------
Net realized gain on
  investments....................      135,511        35,931
Net increase (decrease) in
  unrealized appreciation of
  investments....................     (204,105)       12,532
                                    ----------     ---------
Net realized and unrealized gain
  (loss) on investments..........      (68,594)       48,463
                                    ----------     ---------
Net increase in net assets
  resulting from operations......  3$0,239.....    $ 159,653
                                    ==========     =========

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF CHANGES IN NET ASSETS

                        FOR THE YEARS ENDED DECEMBER 31,

                                                                               VARIABLE LIFE
                                           --------------------------------------------------------------------------------------
                                              EQUITY GROWTH         EQUITY INCOME        INTERMEDIATE TERM         LONG TERM
                                               SUBACCOUNT             SUBACCOUNT          BOND SUBACCOUNT       BOND SUBACCOUNT
                                           -------------------   --------------------   -------------------   -------------------
                                             1997       1996       1997        1996       1997       1996       1997       1996
                                           --------   --------   ---------   --------   --------   --------   --------   --------
From operations:
  Net investment income (loss)...........  $ 53,040   $ (3,666)  $  76,627   $ (2,649)  $  9,374   $ (1,063)  $  5,147   $   (582)
  Net realized gain on investments.......    33,607     22,971      84,704     35,481      1,672        665      3,780      1,989
  Net increase (decrease) in unrealized
    appreciation of investments..........   101,936     92,373      32,332     80,163        288      5,698        649     (2,681)
                                           --------   --------   ---------   --------   --------   --------   --------   --------
Net increase (decrease) in net assets
  resulting from operations..............   188,583    111,678     193,663    112,995     11,334      5,300      9,576     (1,274)
                                           --------   --------   ---------   --------   --------   --------   --------   --------
From unit transactions:
  Net proceeds from the issuance of
    units................................    35,646     46,370      39,172     38,780      8,194     12,039      4,547      5,926
  Net asset value of units redeemed or
    used to meet contract obligations....   (59,621)   (75,563)   (193,625)   (90,508)   (40,032)   (23,076)   (37,821)   (15,517)
                                           --------   --------   ---------   --------   --------   --------   --------   --------
Net decrease from unit transactions......   (23,975)   (29,193)   (154,453)   (51,728)   (31,838)   (11,037)   (33,274)    (9,591)
                                           --------   --------   ---------   --------   --------   --------   --------   --------
Net increase (decrease) in net assets....   164,608     82,485      39,210     61,267    (20,504)    (5,737)   (23,698)   (10,865)
Net assets beginning of year.............   633,526    551,041     666,450    605,183    177,041    182,778     95,253    106,118
                                           --------   --------   ---------   --------   --------   --------   --------   --------
Net assets end of year*..................  $798,134   $633,526   $ 705,660   $666,450   $156,537   $177,041   $ 71,555   $ 95,253
                                           ========   ========   =========   ========   ========   ========   ========   ========
Units outstanding beginning of year......    14,958     15,643      15,149     16,377      8,041      8,556      3,504      3,869
Units issued during the year.............       747      1,232         783      1,004        362        562        165        226
Units redeemed during the year...........    (1,199)    (1,917)     (3,640)    (2,232)    (1,764)    (1,077)    (1,335)      (591)
                                           --------   --------   ---------   --------   --------   --------   --------   --------
Units outstanding end of year............    14,506     14,958      12,292     15,149      6,639      8,041      2,334      3,504
                                           ========   ========   =========   ========   ========   ========   ========   ========

---------------
* Includes undistributed net investment
  income of:                               $168,021   $114,981   $ 327,758   $251,131   $163,834   $154,460   $100,095   $ 94,948

                                                           VARIABLE LIFE
                                           ---------------------------------------------
                                                 DIVERSIFIED            MONEY MARKET
                                                 SUBACCOUNT              SUBACCOUNT
                                           -----------------------   -------------------
                                              1997         1996        1997       1996
                                           ----------   ----------   --------   --------
From operations:
  Net investment income (loss)...........  $   77,745   $   (6,210)  $  3,689   $  3,835
  Net realized gain on investments.......     100,092       29,580          0          0
  Net increase (decrease) in unrealized
    appreciation of investments..........      59,772      110,202          0          0
                                           ----------   ----------   --------   --------
Net increase (decrease) in net assets
  resulting from operations..............     237,609      133,572      3,689      3,835
                                           ----------   ----------   --------   --------
From unit transactions:
  Net proceeds from the issuance of
    units................................      77,730       85,626      6,471      9,558
  Net asset value of units redeemed or
    used to meet contract obligations....    (287,917)    (124,946)   (19,886)   (18,398)
                                           ----------   ----------   --------   --------
Net decrease from unit transactions......    (210,187)     (39,320)   (13,415)    (8,840)
                                           ----------   ----------   --------   --------
Net increase (decrease) in net assets....      27,422       94,252     (9,726)    (5,005)
Net assets beginning of year.............   1,083,741      989,489     85,289     90,294
                                           ----------   ----------   --------   --------
Net assets end of year*..................  $1,111,163   $1,083,741   $ 75,563   $ 85,289
                                           ==========   ==========   ========   ========
Units outstanding beginning of year......      34,279       35,607      4,970      5,499
Units issued during the year.............       2,219        2,942        368        570
Units redeemed during the year...........      (8,207)      (4,270)    (1,131)    (1,099)
                                           ----------   ----------   --------   --------
Units outstanding end of year............      28,291       34,279      4,207      4,970
                                           ==========   ==========   ========   ========
---------------
* Includes undistributed net investment
  income of:                               $  533,506   $  455,761   $ 77,176   $ 73,487

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                        FOR THE YEARS ENDED DECEMBER 31,

                                                                      VARIABLE UNIVERSAL LIFE
                                  -----------------------------------------------------------------------------------------------
                                   INTERMEDIATE TERM         LONG TERM              GOVERNMENT                   MONEY
                                         BOND                   BOND                SECURITIES                  MARKET
                                      SUBACCOUNT             SUBACCOUNT             SUBACCOUNT                SUBACCOUNT
                                  -------------------   --------------------   --------------------   ---------------------------
                                    1997       1996       1997        1996       1997        1996         1997           1996
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
From operations:
  Net investment income
    (loss)......................  $  5,087   $   (404)  $  36,542   $ (3,193)  $  11,060   $ (1,630)  $    115,801   $     86,414
  Net realized gain (loss) on
    investments.................     1,269       (715)      6,284        795       4,933        906              0              0
  Net increase in unrealized
    appreciation of
    investments.................     3,027      3,148      56,115     13,609       9,241      7,805              0              0
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
Net increase in net assets
  resulting from operations.....     9,383      2,029      98,941     11,211      25,234      7,081        115,801         86,414
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
From unit transactions:
  Net proceeds from the issuance
    of units....................   172,340     82,991     471,749    425,430     288,293    149,977     20,219,389     15,675,163
  Net asset value of units
    redeemed or used to meet
    contract obligations........   (38,182)   (20,916)   (236,759)   (91,922)   (107,779)   (35,779)   (20,985,756)   (13,113,154)
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
Net increase (decrease) from
  unit transactions.............   134,158     62,075     234,990    333,508     180,514    114,198       (766,367)     2,562,009
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
Net increase (decrease) in net
  assets........................   143,541     64,104     333,931    344,719     205,748    121,279       (650,566)     2,648,423
Net assets beginning of year....    90,824     26,720     614,531    269,812     292,657    171,378      4,349,240      1,700,817
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
Net assets end of year*.........  $234,365   $ 90,824   $ 948,462   $614,531   $ 498,405   $292,657   $  3,698,674   $  4,349,240
                                  ========   ========   =========   ========   =========   ========   ============   ============
Units outstanding beginning of
  year..........................     8,138      2,464      50,910     22,127      26,498     15,959        400,565        163,465
Units issued during the year....    14,831      7,592      37,613     36,743      25,322     13,851      1,818,649      1,469,700
Units redeemed during the
  year..........................    (3,319)    (1,918)    (18,744)    (7,960)     (9,400)    (3,312)    (1,893,235)    (1,232,600)
                                  --------   --------   ---------   --------   ---------   --------   ------------   ------------
Units outstanding end of year...    19,650      8,138      69,779     50,910      42,420     26,498        325,979        400,565
                                  ========   ========   =========   ========   =========   ========   ============   ============
---------------
* Includes undistributed net
  investment income of:           $  6,097   $  1,010   $  47,307   $ 10,765   $  14,524   $  3,464   $    222,591   $    106,790

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                        FOR THE YEARS ENDED DECEMBER 31,

                                                             VARIABLE UNIVERSAL LIFE (CONTINUED)
                                       -------------------------------------------------------------------------------

                                                EQUITY                   SMALL CAP                    MANAGED
                                              SUBACCOUNT                 SUBACCOUNT                 SUBACCOUNT
                                       ------------------------   ------------------------   -------------------------
                                          1997          1996         1997          1996         1997          1996
                                       -----------   ----------   -----------   ----------   -----------   -----------
From operations:
  Net investment income (loss).......  $   467,545   $   46,194   $   660,447   $   28,953   $ 2,400,789   $   134,759
  Net realized gain on investments...      746,120      174,857       342,745       30,574     2,836,432       783,666
  Net increase (decrease) in
    unrealized appreciation of
    investments......................      984,236      357,881       568,217       78,392     3,108,829     2,166,435
                                       -----------   ----------   -----------   ----------   -----------   -----------
Net increase in net assets resulting
  from operations....................    2,197,901      578,932     1,571,409      137,919     8,346,050     3,084,860
                                       -----------   ----------   -----------   ----------   -----------   -----------
From unit transactions:
  Net proceeds from the issuance
    of units.........................   11,812,002    4,459,200     5,248,401    2,152,749    36,238,986    20,620,582
  Net asset value of units redeemed
    or used to meet contract
    obligations......................   (2,656,849)    (952,864)   (1,072,152)    (454,428)   (9,726,108)   (4,735,332)
                                       -----------   ----------   -----------   ----------   -----------   -----------
Net increase from unit
  transactions.......................    9,155,153    3,506,336     4,176,249    1,698,321    26,512,878    15,885,250
                                       -----------   ----------   -----------   ----------   -----------   -----------
Net increase in net assets...........   11,353,054    4,085,268     5,747,658    1,836,240    34,858,928    18,970,110
Net assets beginning of year.........    5,129,744    1,044,476     2,437,067      600,827    25,210,073     6,239,963
                                       -----------   ----------   -----------   ----------   -----------   -----------
Net assets end of year*..............  $16,482,798   $5,129,744   $ 8,184,725   $2,437,067   $60,069,001   $25,210,073
                                       ===========   ==========   ===========   ==========   ===========   ===========
Units outstanding beginning of
  year...............................      319,002       80,766       191,743       52,194     1,532,486       465,095
Units issued during the year.........      647,931      303,412       326,703      176,984     1,945,611     1,382,408
Units redeemed during the year.......     (145,843)     (65,176)      (69,043)     (37,435)     (523,427)     (315,017)
                                       -----------   ----------   -----------   ----------   -----------   -----------
Units outstanding end of year........      821,090      319,002       449,403      191,743     2,954,670     1,532,486
                                       ===========   ==========   ===========   ==========   ===========   ===========
---------------
* Includes undistributed net
  investment income of:                $   538,907   $   71,362   $   705,833   $   45,386   $ 2,719,621   $   318,832

                                             VARIABLE UNIVERSAL LIFE (CONTINUED)
                                       ------------------------------------------------
                                            INTERNATIONAL              HIGH YIELD
                                               GROWTH                     BOND
                                             SUBACCOUNT                SUBACCOUNT
                                       -----------------------   ----------------------
                                          1997         1996         1997        1996
                                       ----------   ----------   ----------   ---------
From operations:
  Net investment income (loss).......  $   98,833   $   (1,058)  $  111,190   $  42,346
  Net realized gain on investments...     135,511       23,372       35,931         180
  Net increase (decrease) in
    unrealized appreciation of
    investments......................    (204,105)      96,691       12,532      25,863
                                       ----------   ----------   ----------   ---------
Net increase in net assets resulting
  from operations....................      30,239      119,005      159,653      68,389
                                       ----------   ----------   ----------   ---------
From unit transactions:
  Net proceeds from the issuance
    of units.........................   3,034,936    1,524,746    1,268,282     535,643
  Net asset value of units redeemed
    or used to meet contract
    obligations......................    (717,365)    (291,724)    (319,664)   (125,293)
                                       ----------   ----------   ----------   ---------
Net increase from unit
  transactions.......................   2,317,571    1,233,022      948,618     410,350
                                       ----------   ----------   ----------   ---------
Net increase in net assets...........   2,347,810    1,352,027    1,108,271     478,739
Net assets beginning of year.........   1,731,444      379,417      831,448     352,709
                                       ----------   ----------   ----------   ---------
Net assets end of year*..............  $4,079,254   $1,731,444   $1,939,719   $ 831,448
                                       ==========   ==========   ==========   =========
Units outstanding beginning of
  year...............................     128,820       31,566       66,709      31,730
Units issued during the year.........     211,751      120,205       95,695      45,756
Units redeemed during the year.......     (50,105)     (22,951)     (24,129)    (10,777)
                                       ----------   ----------   ----------   ---------
Units outstanding end of year........     290,466      128,820      138,275      66,709
                                       ==========   ==========   ==========   =========
---------------
* Includes undistributed net
  investment income of:                $  115,713   $   16,880   $  160,937   $  49,747

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

     MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.

     The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life Insurance (Strategist), Variable Universal Life (MONYEquity Master) and Corporate Sponsored Variable Life Insurance policies. These policies are issued by MONY America, which is a wholly-owned subsidiary of The Mutual Life Insurance Company of New York ("MONY"). For presentation purposes, the information related to the Variable Life and Variable Universal Life Insurance policies are presented here.

     There are currently six Variable Life Subaccounts and nine Variable Universal Life Subaccounts within the Variable Account, each invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund") or the Enterprise Accumulation Trust ("Enterprise") (collectively, the "Funds"). The subaccounts of the Variable Universal Life commenced operations during 1995. The Funds are registered under the 1940 Act as open end, diversified, management investment companies.

     A full presentation of the related financial statements and footnotes of the Fund and Enterprise are contained on pages 68 to 102 and 105 to 142, respectively, and should be read in conjunction with these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

  Investment:

     The investment in shares of each of the respective portfolios is stated at value which is the net asset values of the Funds. Except for the Money Market Portfolios, net asset values are based upon market quotations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolios, the net asset values are based on amortized cost of the securities held which approximates value.

  Taxes:

     MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized capital gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for federal income tax purposes.

3. RELATED PARTY TRANSACTIONS

     MONY America is the legal owner of the assets held by the Variable Account.

     Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

     The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders are deducted on each monthly date from the cash value of the contract to compensate MONY America. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for the Variable Life and Variable Universal Subaccounts for 1997 aggregated $10,793,622.

     MONY America receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of .60 percent (for the Variable Life Subaccounts) and .75 percent (for the Variable

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. RELATED PARTY TRANSACTIONS (CONTINUED)
Universal Life Subaccounts) of aggregate average daily net assets. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

     Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to Enterprise, and it receives amounts paid by Enterprise for those services.

4. INVESTMENTS

     Investments in Variable Life at cost, at December 31, 1997 consist of the following:

                                                           MONY SERIES FUND, INC.
                                 --------------------------------------------------------------------------
                                  EQUITY      EQUITY     INTERMEDIATE   LONG TERM                   MONEY
                                  GROWTH      INCOME      TERM BOND       BOND      DIVERSIFIED    MARKET
                                 PORTFOLIO   PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
                                 ---------   ---------   ------------   ---------   -----------   ---------
Shares beginning of year:
  Shares.......................    20,860       28,432       16,153        7,418        60,241      85,289
  Amount.......................  $483,575    $ 480,537     $168,956     $ 87,403     $ 838,945    $ 85,289
                                 --------    ---------     --------     --------     ---------    --------
Shares acquired:
  Shares.......................     1,812        1,865        2,121          395         4,933      18,415
  Amount.......................  $ 59,559    $  47,176     $ 22,875     $  5,012     $  94,559    $ 18,415
Shares received for
  reinvestment of dividends:
  Shares.......................     2,038        3,766        1,007          483         5,055       4,176
  Amount.......................  $ 57,504    $  80,960     $ 10,378     $  5,654     $  84,416    $  4,176
Shares redeemed:
  Shares.......................    (2,589)      (8,024)      (5,204)      (3,051)      (16,315)    (32,317)
  Amount.......................  $(54,391)   $(121,259)    $(54,045)    $(35,014)    $(211,325)   $(32,317)
                                 --------    ---------     --------     --------     ---------    --------
Net change:
  Shares.......................     1,261       (2,393)      (2,076)      (2,173)       (6,327)     (9,726)
  Amount.......................  $ 62,672    $   6,877     $(20,792)    $(24,348)    $ (32,350)   $ (9,726)
                                 --------    ---------     --------     --------     ---------    --------
Shares end of year:
  Shares.......................    22,121       26,039       14,077        5,245        53,914      75,563
  Amount.......................  $546,247    $ 487,414     $148,164     $ 63,055     $ 806,595    $ 75,563
                                 ========    =========     ========     ========     =========    ========

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. INVESTMENTS (CONTINUED)
     Investments in Variable Universal Life at cost, at December 31, 1997 consist of the following:

                                      MONY SERIES FUND, INC.
                       ----------------------------------------------------
                       INTERMEDIATE   LONG TERM   GOVERNMENT      MONEY
                        TERM BOND       BOND      SECURITIES      MARKET
                        PORTFOLIO     PORTFOLIO   PORTFOLIO     PORTFOLIO
                       ------------   ---------   ----------   ------------
Shares beginning of
  year:
  Shares.............       8,287        47,861      27,661       4,349,240
  Amount.............    $ 88,592     $ 592,645   $ 285,560    $  4,349,240
                         --------     ---------   ---------    ------------
Shares acquired:
  Shares.............      17,072        40,961      30,184      23,927,159
  Amount.............    $185,860     $ 521,268   $ 320,872    $ 23,927,159
Shares received for
  reinvestment of
  dividends:
  Shares.............         591         3,615       1,373         135,531
  Amount.............    $  6,095     $  42,293   $  14,009    $    135,531
Shares redeemed:
  Shares.............      (4,874)      (22,902)    (13,451)    (24,713,256)
  Amount.............    $(51,442)    $(285,745)  $(138,374)   $(24,713,256)
                         --------     ---------   ---------    ------------
Net change:
  Shares.............      12,789        21,674      18,106        (650,566)
  Amount.............    $140,513     $ 277,816   $ 196,507    $   (650,566)
                         --------     ---------   ---------    ------------
Shares end of year:
  Shares.............      21,076        69,535      45,767       3,698,674
  Amount.............    $229,105     $ 870,461   $ 482,067    $  3,698,674
                         ========     =========   =========    ============

                                          ENTERPRISE ACCUMULATION TRUST
                       --------------------------------------------------------------------
                                                                                    HIGH
                                                                 INTERNATIONAL     YIELD
                         EQUITY       SMALL CAP      MANAGED        GROWTH          BOND
                        PORTFOLIO     PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO
                       -----------   -----------   -----------   -------------   ----------
Shares beginning of
  year:
  Shares.............      177,746       120,528       734,773       286,189        150,898
  Amount.............  $ 4,748,651   $ 2,362,738   $22,951,520    $1,634,862     $  805,224
                       -----------   -----------   -----------    ----------     ----------
Shares acquired:
  Shares.............      377,731       219,786       977,516       509,835        284,392
  Amount.............  $12,405,871   $ 5,645,121   $38,118,419    $3,303,502     $1,575,254
Shares received for
  reinvestment of
  dividends:
  Shares.............       15,523        26,027        66,677        19,476         17,799
  Amount.............  $   544,698   $   694,933   $ 2,719,101    $  120,361     $  121,077
Shares redeemed:
  Shares.............     (101,270)      (59,797)     (305,965)     (155,426)      (113,383)
  Amount.............  $(2,581,752)  $(1,160,613)  $(9,087,421)   $ (871,948)    $ (600,592)
                       -----------   -----------   -----------    ----------     ----------
Net change:
  Shares.............      291,984       186,016       738,228       373,885        188,808
  Amount.............  $10,368,817   $ 5,179,441   $31,750,099    $2,551,915     $1,095,739
                       -----------   -----------   -----------    ----------     ----------
Shares end of year:
  Shares.............      469,730       306,544     1,473,001       660,074        339,706
  Amount.............  $15,117,468   $ 7,542,179   $54,701,619    $4,186,777     $1,900,963
                       ===========   ===========   ===========    ==========     ==========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company of America and the
Contractholders of MONY America Variable Account L:

     We have audited the accompanying statements of assets and liabilities of MONY America Variable Account L (comprising, respectively, the Variable Life's Equity Growth, Equity Income, Intermediate Term Bond, Long Term Bond, Diversified and Money Market Subaccounts and the Variable Universal Life's Intermediate Term Bond, Long Term Bond, Government Securities, Money Market, Equity, Small Cap, Managed, International Growth and High Yield Bond Subaccounts) as of December 31, 1996, for the Variable Life's Subaccounts, the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended, and for the Variable Universal Life's Subaccounts, the related statements of operations for the year then ended and the statements of changes in net assets for the year ended December 31, 1996 and for the Intermediate Term Bond Subaccount for which the period is from April 20, 1995 (commencement of operations) to December 31, 1995, the Long Term Bond Subaccount for which the period is from March 31, 1995 (commencement of operations) to December 31, 1995, the Government Securities and High Yield Bond Subaccounts for which the period is from March 20, 1995 (commencement of operations) to December 31, 1995, the Money Market Subaccount for which the period is from February 17, 1995 (commencement of operations) to December 31, 1995, the Equity, Managed and International Growth Subaccounts for which the period is from March 8, 1995 (commencement of operations) to December 31, 1995, and the Small Cap Subaccount for which the period is from March 9, 1995 (commencement of operations) to December 31, 1995. These financial statements are the responsibility of MONY America's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting MONY America Variable Account L as of December 31, 1996, the results of their operations for the year then ended, and the changes in their net assets for each of the periods referred to above, in conformity with generally accepted accounting principles.

                                   COOPERS & LYBRAND L.L.P.

New York, New York
February 14, 1997

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF ASSETS AND LIABILITIES

                               DECEMBER 31, 1996

                                                                   VARIABLE LIFE
                                   ------------------------------------------------------------------------------
                                     EQUITY       EQUITY     INTERMEDIATE   LONG TERM                    MONEY
                                     GROWTH       INCOME      TERM BOND        BOND      DIVERSIFIED     MARKET
                                   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                   ----------   ----------   ------------   ----------   -----------   ----------
             ASSETS
Investments at cost (Note 4).....  $ 483,575    $ 480,536      $ 168,956    $  87,402    $  838,945    $  85,289
                                   =========    =========      =========    =========    ==========    =========
Investments in MONY Series Fund,
  Inc. at net asset value (Note
  2).............................  $ 633,526    $ 666,450      $ 177,041    $  95,253    $1,083,741    $  85,289
Amount due from MONY America.....          5            5              0            0             0            0
Amount due from MONY Series Fund,
  Inc. ..........................          9            9              0            0            26            0
                                   ---------    ---------      ---------    ---------    ----------    ---------
          Total assets...........    633,540      666,464        177,041       95,253     1,083,767       85,289
                                   ---------    ---------      ---------    ---------    ----------    ---------
           LIABILITIES
Amount due to MONY America.......          9            9              0            0            26            0
Amount due to MONY Series Fund,
  Inc. ..........................          5            5              0            0             0            0
                                   ---------    ---------      ---------    ---------    ----------    ---------
          Total liabilities......         14           14              0            0            26            0
                                   ---------    ---------      ---------    ---------    ----------    ---------
Net assets.......................  $ 633,526    $ 666,450      $ 177,041    $  95,253    $1,083,741    $  85,289
                                   =========    =========      =========    =========    ==========    =========
Net assets consist of:
     Contractholders' net
       payments..................  $ 530,611    $ 564,123      $ 211,304    $ 127,727    $1,079,623    $ 198,280
     Cost of insurance
       withdrawals (Note 3)......   (352,711)    (451,201)      (189,141)    (142,302)     (852,538)    (186,478)
     Undistributed net investment
       income....................    114,981      251,131        154,460       94,948       455,761       73,487
     Accumulated net realized
       gain (loss) on
       investments...............    190,694      116,483         (7,667)       7,029       156,099            0
     Unrealized appreciation of
       investments...............    149,951      185,914          8,085        7,851       244,796            0
                                   ---------    ---------      ---------    ---------    ----------    ---------
Net assets.......................  $ 633,526    $ 666,450      $ 177,041    $  95,253    $1,083,741    $  85,289
                                   =========    =========      =========    =========    ==========    =========
Number of units outstanding*.....     14,958       15,149          8,041        3,504        34,279        4,970
                                   ---------    ---------      ---------    ---------    ----------    ---------
Net asset value per unit
  outstanding*...................  $   42.35    $   43.99      $   22.02    $   27.18    $    31.62    $   17.16
                                   =========    =========      =========    =========    ==========    =========

---------------
* Units outstanding have been rounded for presentation purposes.

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

                               DECEMBER 31, 1996

                                                                       VARIABLE UNIVERSAL LIFE
                                     -------------------------------------------------------------------------------------------
                                     INTERMEDIATE   LONG TERM    GOVERNMENT     MONEY
                                      TERM BOND        BOND      SECURITIES     MARKET       EQUITY     SMALL CAP      MANAGED
                                      SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                     ------------   ----------   ----------   ----------   ----------   ----------   -----------
              ASSETS
Investments at cost (Note 4).......    $ 88,591      $592,645     $285,560    $4,349,240   $4,748,650   $2,362,738   $22,951,520
                                       ========      ========     ========    ==========   ==========   ==========   ===========
Investments in Enterprise
  Accumulation Trust at net asset
  value (Note 2)...................    $      0      $      0     $      0    $       0    $5,129,744   $2,437,067   $25,210,073
Investments in MONY Series Fund,
  Inc. at net asset value (Note
  2)...............................      90,824       614,531      292,657    4,349,240            0            0              0
Amount due from Enterprise
  Accumulation Trust...............           0             0            0            0        1,772        1,113          5,270
Amount due from MONY America.......          33           123           85        8,194        2,031          583         30,697
Amount due from MONY Series Fund,
  Inc..............................          10             0           26      113,916            0            0              0
                                       --------      --------     --------    ----------   ----------   ----------   -----------
        Total assets...............      90,867       614,654      292,768    4,471,350    5,133,547    2,438,763     25,246,040
                                       --------      --------     --------    ----------   ----------   ----------   -----------
            LIABILITIES
Amount due to Enterprise
  Accumulation Trust...............           0             0            0            0        2,031          583         30,697
Amount due to MONY America.........          10             0           26      113,916        1,772        1,113          5,270
Amount due to MONY Series Fund,
  Inc..............................          33           123           85        8,194            0            0              0
                                       --------      --------     --------    ----------   ----------   ----------   -----------
        Total liabilities..........          43           123          111      122,110        3,803        1,696         35,967
                                       --------      --------     --------    ----------   ----------   ----------   -----------
Net assets.........................    $ 90,824      $614,531     $292,657    $4,349,240   $5,129,744   $2,437,067   $25,210,073
                                       ========      ========     ========    ==========   ==========   ==========   ===========
Net assets consist of:
    Contractholders' net
      payments.....................    $106,061      $656,214     $317,161    $4,461,789   $5,366,348   $2,733,551   $25,623,125
    Cost of insurance withdrawals
      (Note 3).....................     (18,139)      (76,295)     (36,104)    (219,339)    (887,308)    (456,533)    (3,897,375)
    Undistributed net investment
      income.......................       1,010        10,765        3,464      106,790       71,362       45,386        318,832
    Accumulated net realized gain
      (loss) on investments........        (341)        1,961        1,039            0      198,248       40,334        906,938
    Unrealized appreciation of
      investments..................       2,233        21,886        7,097            0      381,094       74,329      2,258,553
                                       --------      --------     --------    ----------   ----------   ----------   -----------
Net assets.........................    $ 90,824      $614,531     $292,657    $4,349,240   $5,129,744   $2,437,067   $25,210,073
                                       ========      ========     ========    ==========   ==========   ==========   ===========
Number of units outstanding*.......       8,138        50,910       26,498      400,565      319,002      191,743      1,532,486
                                       --------      --------     --------    ----------   ----------   ----------   -----------
Net asset value per unit
  outstanding*.....................    $  11.16      $  12.07     $  11.04    $   10.86    $   16.08    $   12.71    $     16.45
                                       ========      ========     ========    ==========   ==========   ==========   ===========

                                      VARIABLE UNIVERSAL LIFE
                                     --------------------------
                                     INTERNATIONAL   HIGH YIELD
                                        GROWTH          BOND
                                      SUBACCOUNT     SUBACCOUNT
                                     -------------   ----------
              ASSETS
Investments at cost (Note 4).......   $1,634,862     $ 805,224
                                      ==========     =========
Investments in Enterprise
  Accumulation Trust at net asset
  value (Note 2)...................   $1,731,444     $ 831,448
Investments in MONY Series Fund,
  Inc. at net asset value (Note
  2)...............................            0             0
Amount due from Enterprise
  Accumulation Trust...............          338           154
Amount due from MONY America.......          323           113
Amount due from MONY Series Fund,
  Inc..............................            0             0
                                      ----------     ---------
        Total assets...............    1,732,105       831,715
                                      ----------     ---------
            LIABILITIES
Amount due to Enterprise
  Accumulation Trust...............          323           113
Amount due to MONY America.........          338           154
Amount due to MONY Series Fund,
  Inc..............................            0             0
                                      ----------     ---------
        Total liabilities..........          661           267
                                      ----------     ---------
Net assets.........................   $1,731,444     $ 831,448
                                      ==========     =========
Net assets consist of:
    Contractholders' net
      payments.....................   $1,864,972     $ 885,885
    Cost of insurance withdrawals
      (Note 3).....................     (276,528)     (130,778)
    Undistributed net investment
      income.......................       16,880        49,747
    Accumulated net realized gain
      (loss) on investments........       29,538           370
    Unrealized appreciation of
      investments..................       96,582        26,224
                                      ----------     ---------
Net assets.........................   $1,731,444     $ 831,448
                                      ==========     =========
Number of units outstanding*.......      128,820        66,709
                                      ----------     ---------
Net asset value per unit
  outstanding*.....................   $    13.44     $   12.46
                                      ==========     =========

---------------
* Units outstanding have been rounded for presentation purposes.
                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                            STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                      VARIABLE LIFE
                                      ------------------------------------------------------------------------------
                                        EQUITY       EQUITY     INTERMEDIATE   LONG TERM                    MONEY
                                        GROWTH       INCOME      TERM BOND        BOND      DIVERSIFIED     MARKET
                                      SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                      ----------   ----------   ------------   ----------   -----------   ----------
Dividend income.....................   $      0     $  1,204      $     0       $     0      $      0      $ 4,359
Mortality and expense risk charges
  (Note 3)..........................      3,666        3,853        1,063           582         6,210          524
                                       --------     --------      -------       -------      --------      -------
Net investment income (loss)........     (3,666)      (2,649)      (1,063)         (582)       (6,210)       3,835
                                       --------     --------      -------       -------      --------      -------
Realized and unrealized gain on
  investments (Note 2):
  Proceeds from sales...............     93,619      102,327       28,266        17,665       140,885       22,914
  Cost of shares sold...............     70,648       66,846       27,601        15,676       111,305       22,914
                                       --------     --------      -------       -------      --------      -------
Net realized gain on investments....     22,971       35,481          665         1,989        29,580            0
Net increase (decrease) in
  unrealized appreciation of
  investments.......................     92,373       80,163        5,698        (2,681)      110,202            0
                                       --------     --------      -------       -------      --------      -------
Net realized and unrealized gain
  (loss) on investments.............    115,344      115,644        6,363          (692)      139,782            0
                                       --------     --------      -------       -------      --------      -------
Net increase (decrease) in net
  assets resulting from
  operations........................   $111,678     $112,995      $ 5,300       $(1,274)     $133,572      $ 3,835
                                       ========     ========      =======       =======      ========      =======

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF OPERATIONS (CONTINUED)

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                   VARIABLE UNIVERSAL LIFE
                                 -------------------------------------------------------------------------------------------
                                 INTERMEDIATE   LONG TERM    GOVERNMENT      MONEY
                                  TERM BOND        BOND      SECURITIES     MARKET        EQUITY     SMALL CAP     MANAGED
                                  SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                 ------------   ----------   ----------   -----------   ----------   ----------   ----------
Dividend income...............     $     0       $      0     $     0     $   101,677   $   66,222    $ 39,244    $  243,882
Mortality and expense risk
  charges (Note 3)............         404          3,193       1,630          15,263       20,028      10,291       109,123
                                   -------       --------     -------     -----------   ----------    --------    ----------
Net investment income
  (loss)......................        (404)        (3,193)     (1,630)         86,414       46,194      28,953       134,759
                                   -------       --------     -------     -----------   ----------    --------    ----------
Realized and unrealized gain
  (loss) on investments (Note
  2):
  Proceeds from sales.........      38,393        159,811      53,965      15,827,331    1,265,465     634,803     6,072,015
  Cost of shares sold.........      39,108        159,016      53,059      15,827,331    1,090,608     604,229     5,288,349
                                   -------       --------     -------     -----------   ----------    --------    ----------
Net realized gain (loss) on
  investments.................        (715)           795         906               0      174,857      30,574       783,666
Net increase in unrealized
  appreciation of
  investments.................       3,148         13,609       7,805               0      357,881      78,392     2,166,435
                                   -------       --------     -------     -----------   ----------    --------    ----------
Net realized and unrealized
  gain on investments.........       2,433         14,404       8,711               0      532,738     108,966     2,950,101
                                   -------       --------     -------     -----------   ----------    --------    ----------
Net increase in net assets
  resulting from operations...     $ 2,029       $ 11,211     $ 7,081     $    86,414   $  578,932    $137,919    $3,084,860
                                   =======       ========     =======     ===========   ==========    ========    ==========

                                 VARIABLE UNIVERSAL LIFE
                                --------------------------
                                INTERNATIONAL   HIGH YIELD
                                   GROWTH          BOND
                                 SUBACCOUNT     SUBACCOUNT
                                -------------   ----------
Dividend income...............    $  6,221       $ 46,366
Mortality and expense risk
  charges (Note 3)............       7,279          4,020
                                  --------       --------
Net investment income
  (loss)......................      (1,058)        42,346
                                  --------       --------
Realized and unrealized gain
  (loss) on investments (Note
  2):
  Proceeds from sales.........     432,562        387,912
  Cost of shares sold.........     409,190        387,732
                                  --------       --------
Net realized gain (loss) on
  investments.................      23,372            180
Net increase in unrealized
  appreciation of
  investments.................      96,691         25,863
                                  --------       --------
Net realized and unrealized
  gain on investments.........     120,063         26,043
                                  --------       --------
Net increase in net assets
  resulting from operations...    $119,005       $ 68,389
                                  ========       ========

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF CHANGES IN NET ASSETS

                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         VARIABLE LIFE
                                     -------------------------------------------------------------------------------------
                                        EQUITY GROWTH         EQUITY INCOME       INTERMEDIATE TERM         LONG TERM
                                         SUBACCOUNT            SUBACCOUNT          BOND SUBACCOUNT       BOND SUBACCOUNT
                                     -------------------   -------------------   -------------------   -------------------
                                       1996       1995       1996       1995       1996       1995       1996       1995
                                     --------   --------   --------   --------   --------   --------   --------   --------

From operations:
 Net investment income (loss)......  $ (3,666)  $ 33,459   $ (2,649)  $ 27,822   $ (1,063)  $  9,165   $   (582)  $  5,101
 Net realized gain on
   investments.....................    22,971     30,308     35,481     39,090        665      2,059      1,989      5,208
 Net increase (decrease) in
   unrealized appreciation of
   investments.....................    92,373     57,362     80,163     88,922      5,698     11,732     (2,681)    16,634
                                     --------   --------   --------   --------   --------   --------   --------   --------
Net increase (decrease) in net
 assets resulting from operations..   111,678    121,129    112,995    155,834      5,300     22,956     (1,274)    26,943
                                     --------   --------   --------   --------   --------   --------   --------   --------
From unit transactions:
 Net proceeds from the issuance of
   units...........................    46,370    246,538     38,780     56,024     12,039     13,113      5,926      7,195
 Net asset value of units redeemed
   or used to meet contract
   obligations.....................   (75,563)  (164,237)   (90,508)  (132,231)   (23,076)   (23,804)   (15,517)   (29,360)
                                     --------   --------   --------   --------   --------   --------   --------   --------
Net increase (decrease) from unit
 transactions......................   (29,193)    82,301    (51,728)   (76,207)   (11,037)   (10,691)    (9,591)   (22,165)
                                     --------   --------   --------   --------   --------   --------   --------   --------
Net increase (decrease) in net
 assets............................    82,485    203,430     61,267     79,627     (5,737)    12,265    (10,865)     4,778
Net assets beginning of year.......   551,041    347,611    605,183    525,556    182,778    170,513    106,118    101,340
                                     --------   --------   --------   --------   --------   --------   --------   --------
Net assets end of year*............  $633,526   $551,041   $666,450   $605,183   $177,041   $182,778   $ 95,253   $106,118
                                     ========   ========   ========   ========   ========   ========   ========   ========
Units outstanding beginning of
 year..............................    15,643     12,809     16,377     18,826      8,556      9,112      3,869      4,777
Units issued during the year.......     1,232      8,221      1,004      1,763        562        652        226        296
Units redeemed during the year.....    (1,917)    (5,387)    (2,232)    (4,212)    (1,077)    (1,208)      (591)    (1,204)
                                     --------   --------   --------   --------   --------   --------   --------   --------
Units outstanding end of year......    14,958     15,643     15,149     16,377      8,041      8,556      3,504      3,869
                                     ========   ========   ========   ========   ========   ========   ========   ========

---------------
*Includes undistributed net
 investment income of:               $114,981   $118,647   $251,131   $253,780   $154,460   $155,523   $ 94,948   $ 95,530

                                          DIVERSIFIED           MONEY MARKET
                                          SUBACCOUNT             SUBACCOUNT
                                     ---------------------   -------------------
                                        1996        1995       1996       1995
                                     ----------   --------   --------   --------
From operations:
 Net investment income (loss)......  $   (6,210)  $ 46,804   $ 3,835    $  5,662
 Net realized gain on
   investments.....................      29,580     35,442         0           0
 Net increase (decrease) in
   unrealized appreciation of
   investments.....................     110,202    125,651         0           0
                                     ----------   --------   -------    --------
Net increase (decrease) in net
 assets resulting from operations..     133,572    207,897     3,835       5,662
                                     ----------   --------   -------    --------
From unit transactions:
 Net proceeds from the issuance of
   units...........................      85,626     90,610     9,558     137,395
 Net asset value of units redeemed
   or used to meet contract
   obligations.....................    (124,946)  (145,580)  (18,398)   (235,050)
                                     ----------   --------   -------    --------
Net increase (decrease) from unit
 transactions......................     (39,320)   (54,970)   (8,840)    (97,655)
                                     ----------   --------   -------    --------
Net increase (decrease) in net
 assets............................      94,252    152,927    (5,005)    (91,993)
Net assets beginning of year.......     989,489    836,562    90,294     182,287
                                     ----------   --------   -------    --------
Net assets end of year*............  $1,083,741   $989,489   $85,289    $ 90,294
                                     ==========   ========   =======    ========
Units outstanding beginning of
 year..............................      35,607     37,807     5,499      11,659
Units issued during the year.......       2,942      3,647       570       8,586
Units redeemed during the year.....      (4,270)    (5,847)   (1,099)    (14,746)
                                     ----------   --------   -------    --------
Units outstanding end of year......      34,279     35,607     4,970       5,499
                                     ==========   ========   =======    ========
---------------
*Includes undistributed net
 investment income of:               $  455,761   $461,971   $73,487    $ 69,652

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                                 VARIABLE UNIVERSAL LIFE
                                     --------------------------------------------------------------------------------
                                            INTERMEDIATE TERM                     LONG TERM               GOVERNMENT
                                                  BOND                              BOND                  SECURITIES
                                               SUBACCOUNT                        SUBACCOUNT               SUBACCOUNT
                                     -------------------------------   -------------------------------   ------------
                                                     FOR THE PERIOD                    FOR THE PERIOD
                                     FOR THE YEAR   APRIL 20, 1995**   FOR THE YEAR   MARCH 31, 1995**   FOR THE YEAR
                                        ENDED           THROUGH           ENDED           THROUGH           ENDED
                                     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                         1996             1995             1996             1995             1996
                                     ------------   ----------------   ------------   ----------------   ------------
From operations:
  Net investment income (loss).....    $  (404)         $ 1,414          $ (3,193)        $ 13,958         $ (1,630)
  Net realized gain (loss) on
    investments....................       (715)             374               795            1,166              906
  Net increase (decrease) in
    unrealized appreciation of
    investments....................      3,148             (915)           13,609            8,277            7,805
                                       -------          -------          --------         --------         --------
Net increase in net assets
  resulting from operations........      2,029              873            11,211           23,401            7,081
                                       -------          -------          --------         --------         --------
From unit transactions:
  Net proceeds from the issuance of
    units..........................     82,991           29,827           425,430          254,605          149,977
  Net asset value of units redeemed
    or used to meet contract
    obligations....................    (20,916)          (3,980)          (91,922)          (8,194)         (35,779)
                                       -------          -------          --------         --------         --------
Net increase from unit
  transactions.....................     62,075           25,847           333,508          246,411          114,198
                                       -------          -------          --------         --------         --------
Net increase in net assets.........     64,104           26,720           344,719          269,812          121,279
Net assets beginning of period.....     26,720                0           269,812                0          171,378
                                       -------          -------          --------         --------         --------
Net assets end of period*..........    $90,824          $26,720          $614,531         $269,812         $292,657
                                       =======          =======          ========         ========         ========
Units outstanding beginning of
  period...........................      2,464                0            22,127                0           15,959
Units issued during the period.....      7,592            2,838            36,743           22,925           13,851
Units redeemed during the period...     (1,918)            (374)           (7,960)            (798)          (3,312)
                                       -------          -------          --------         --------         --------
Units outstanding end of period....      8,138            2,464            50,910           22,127           26,498
                                       =======          =======          ========         ========         ========
---------------
 *Includes undistributed net
  investment income of:                $ 1,010          $ 1,414          $ 10,765         $ 13,958         $  3,464
**Commencement of operations.

                                                    VARIABLE UNIVERSAL LIFE
                                     -----------------------------------------------------
                                        GOVERNMENT                    MONEY
                                        SECURITIES                    MARKET
                                        SUBACCOUNT                  SUBACCOUNT
                                     ----------------   ----------------------------------
                                      FOR THE PERIOD                     FOR THE PERIOD
                                     MARCH 20, 1995**   FOR THE YEAR   FEBRUARY 17, 1995**
                                         THROUGH           ENDED             THROUGH
                                       DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                           1995             1996              1995
                                     ----------------   ------------   -------------------
From operations:
  Net investment income (loss).....      $  5,094       $     86,414       $    20,376
  Net realized gain (loss) on
    investments....................           133                  0                 0
  Net increase (decrease) in
    unrealized appreciation of
    investments....................          (708)                 0                 0
                                         --------       ------------       -----------
Net increase in net assets
  resulting from operations........         4,519             86,414            20,376
                                         --------       ------------       -----------
From unit transactions:
  Net proceeds from the issuance of
    units..........................       171,901         15,675,163         8,289,772
  Net asset value of units redeemed
    or used to meet contract
    obligations....................        (5,042)       (13,113,154)       (6,609,331)
                                         --------       ------------       -----------
Net increase from unit
  transactions.....................       166,859          2,562,009         1,680,441
                                         --------       ------------       -----------
Net increase in net assets.........       171,378          2,648,423         1,700,817
Net assets beginning of period.....             0          1,700,817                 0
                                         --------       ------------       -----------
Net assets end of period*..........      $171,378       $  4,349,240       $ 1,700,817
                                         ========       ============       ===========
Units outstanding beginning of
  period...........................             0            163,465                 0
Units issued during the period.....        16,439          1,469,700           807,565
Units redeemed during the period...          (480)        (1,232,600)         (644,100)
                                         --------       ------------       -----------
Units outstanding end of period....        15,959            400,565           163,465
                                         ========       ============       ===========
---------------
 *Includes undistributed net
  investment income of:                  $  5,094       $    106,790       $    20,376
**Commencement of operations.

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                                    VARIABLE UNIVERSAL LIFE (CONTINUED)
                                               ------------------------------------------------------------------------------

                                                                                                                   MANAGED
                                                     EQUITY SUBACCOUNT               SMALL CAP SUBACCOUNT         SUBACCOUNT
                                               ------------------------------   ------------------------------   ------------
                                                              FOR THE PERIOD                   FOR THE PERIOD
                                               FOR THE YEAR   MARCH 8, 1995**   FOR THE YEAR   MARCH 9, 1995**   FOR THE YEAR
                                                  ENDED           THROUGH          ENDED           THROUGH          ENDED
                                               DECEMBER 31,    DECEMBER 31,     DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                                   1996            1995             1996            1995             1996
                                               ------------   ---------------   ------------   ---------------   ------------
From operations:
 Net investment income (loss)................   $   46,194      $   25,168       $   28,953       $ 16,433       $   134,759
 Net realized gain on investments............      174,857          23,391           30,574          9,760           783,666
 Net increase (decrease) in unrealized
   appreciation of investments...............      357,881          23,213           78,392         (4,063)        2,166,435
                                                ----------      ----------       ----------       --------       -----------
Net increase in net assets resulting from
 operations..................................      578,932          71,772          137,919         22,130         3,084,860
                                                ----------      ----------       ----------       --------       -----------
From unit transactions:
 Net proceeds from the issuance of units.....    4,459,200       1,073,215        2,152,749        662,265        20,620,582
 Net asset value of units redeemed or used to
   meet contract obligations.................     (952,864)       (100,511)        (454,428)       (83,568)       (4,735,332)
                                                ----------      ----------       ----------       --------       -----------
Net increase from unit transactions..........    3,506,336         972,704        1,698,321        578,697        15,885,250
                                                ----------      ----------       ----------       --------       -----------
Net increase in net assets...................    4,085,268       1,044,476        1,836,240        600,827        18,970,110
Net assets beginning of period...............    1,044,476               0          600,827              0         6,239,963
                                                ----------      ----------       ----------       --------       -----------
Net assets end of period*....................   $5,129,744      $1,044,476       $2,437,067       $600,827       $25,210,073
                                                ==========      ==========       ==========       ========       ===========
Units outstanding beginning of period........       80,766               0           52,194              0           465,095
Units issued during the period...............      303,412          88,980          176,984         59,708         1,382,408
Units redeemed during the period.............      (65,176)         (8,214)         (37,435)        (7,514)         (315,017)
                                                ----------      ----------       ----------       --------       -----------
Units outstanding end of period..............      319,002          80,766          191,743         52,194         1,532,486
                                                ==========      ==========       ==========       ========       ===========
---------------
 *Includes undistributed net investment
 income of:..................................   $   71,362      $   25,168       $   45,386       $ 16,433       $   318,832
**Commencement of operations.

                                                                      VARIABLE UNIVERSAL LIFE (CONTINUED)
                                               ----------------------------------------------------------------------------------
                                                                         INTERNATIONAL                      HIGH YIELD
                                                   MANAGED                   GROWTH                            BOND
                                                 SUBACCOUNT                SUBACCOUNT                       SUBACCOUNT
                                               ---------------   ------------------------------   -------------------------------
                                               FOR THE PERIOD                   FOR THE PERIOD                    FOR THE PERIOD
                                               MARCH 8, 1995**   FOR THE YEAR   MARCH 8, 1995**   FOR THE YEAR   MARCH 20, 1995**
                                                   THROUGH          ENDED           THROUGH          ENDED           THROUGH
                                                DECEMBER 31,     DECEMBER 31,    DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                    1995             1996            1995             1996             1995
                                               ---------------   ------------   ---------------   ------------   ----------------
From operations:
 Net investment income (loss)................    $  184,073       $   (1,058)      $ 17,938         $ 42,346         $  7,401
 Net realized gain on investments............       123,272           23,372          6,166              180              190
 Net increase (decrease) in unrealized
   appreciation of investments...............        92,118           96,691           (109)          25,863              361
                                                 ----------       ----------       --------         --------         --------
Net increase in net assets resulting from
 operations..................................       399,463          119,005         23,995           68,389            7,952
                                                 ----------       ----------       --------         --------         --------
From unit transactions:
 Net proceeds from the issuance of units.....     6,530,478        1,524,746        394,240          535,643          367,392
 Net asset value of units redeemed or used to
   meet contract obligations.................      (689,978)        (291,724)       (38,818)        (125,293)         (22,635)
                                                 ----------       ----------       --------         --------         --------
Net increase from unit transactions..........     5,840,500        1,233,022        355,422          410,350          344,757
                                                 ----------       ----------       --------         --------         --------
Net increase in net assets...................     6,239,963        1,352,027        379,417          478,739          352,709
Net assets beginning of period...............             0          379,417              0          352,709                0
                                                 ----------       ----------       --------         --------         --------
Net assets end of period*....................    $6,239,963       $1,731,444       $379,417         $831,448         $352,709
                                                 ==========       ==========       ========         ========         ========
Units outstanding beginning of period........             0           31,566              0           31,730                0
Units issued during the period...............       519,384          120,205         34,979           45,756           33,810
Units redeemed during the period.............       (54,289)         (22,951)        (3,413)         (10,777)          (2,080)
                                                 ----------       ----------       --------         --------         --------
Units outstanding end of period..............       465,095          128,820         31,566           66,709           31,730
                                                 ==========       ==========       ========         ========         ========
---------------
 *Includes undistributed net investment
 income of:..................................    $  184,073       $   16,880       $ 17,938         $ 49,747         $  7,401
**Commencement of operations.

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

     MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.

     The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Variable Life Insurance and Variable Universal Life Insurance Policies. These policies are issued by MONY America, which is a wholly-owned subsidiary of The Mutual Life Insurance Company of New York ("MONY"). MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized capital gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for federal income tax purposes.

     There are currently fifteen subaccounts within the Variable Account, each invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund") or the Enterprise Accumulation Trust ("Enterprise") (collectively, the "Funds"). The subaccounts of the Variable Universal Life commenced operations during 1995. The Funds are registered under the 1940 Act as open end, diversified, management investment companies.

2. SIGNIFICANT ACCOUNTING POLICIES

     Investment:

     The investment in shares of each of the respective portfolios is stated at value which is the net asset values of the Funds. Except for the Money Market Portfolios, net asset values are based upon market quotations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolios, the net asset values are based on amortized cost of the securities held which approximates value.

3. RELATED PARTY TRANSACTIONS

     MONY America is the legal owner of the assets held by the Variable Account.

     Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

     The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders are deducted on each monthly date from the cash value of the contract to compensate MONY America. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for all subaccounts for 1996 aggregated $5,429,287.

     MONY America receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of .60 percent (for the Variable Life Subaccounts) and .75 percent (for the Variable Universal Life Subaccounts) of aggregate average daily net assets. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

     Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to Enterprise, and it receives amounts paid by Enterprise for those services.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. INVESTMENTS

     Investments in Variable Life at cost, at December 31, 1996 consist of the following:

                                                            MONY SERIES FUND, INC.
                                  --------------------------------------------------------------------------
                                   EQUITY      EQUITY     INTERMEDIATE   LONG TERM                   MONEY
                                   GROWTH      INCOME      TERM BOND       BOND      DIVERSIFIED    MARKET
                                  PORTFOLIO   PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
                                  ---------   ---------   ------------   ---------   -----------   ---------
Shares beginning of year:
  Shares........................    21,945      30,861        17,293        8,239        62,944      90,294
  Amount........................  $493,463    $499,432      $180,391     $ 95,586     $ 854,895    $ 90,294
                                  --------    --------      --------     --------     ---------    --------
Shares acquired:
  Shares........................     2,219       2,202         1,526          607         5,732      13,550
  Amount........................  $ 60,760    $ 46,746      $ 16,166     $  7,492     $  95,355    $ 13,550
Shares received for reinvestment
  of dividends:
  Shares........................         0          58             0            0             0       4,359
  Amount........................  $      0    $  1,204      $      0     $      0     $       0    $  4,359
Shares redeemed:
  Shares........................    (3,304)     (4,689)       (2,666)      (1,428)       (8,436)    (22,914)
  Amount........................  $(70,648)   $(66,846)     $(27,601)    $(15,676)    $(111,305)   $(22,914)
                                  --------    --------      --------     --------     ---------    --------
Net change:
  Shares........................    (1,085)     (2,429)       (1,140)        (821)       (2,704)     (5,005)
  Amount........................  $ (9,888)   $(18,896)     $(11,435)    $ (8,184)    $ (15,950)   $ (5,005)
                                  --------    --------      --------     --------     ---------    --------
Shares end of year:
  Shares........................    20,860      28,432        16,153        7,418        60,240      85,289
  Amount........................  $483,575    $480,536      $168,956     $ 87,402     $ 838,945    $ 85,289
                                  ========    ========      ========     ========     =========    ========

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. INVESTMENTS (CONTINUED)
     Investments in Variable Universal Life at cost, at December 31, 1996 consist of the following:

                                      MONY SERIES FUND, INC.
                       ----------------------------------------------------
                       INTERMEDIATE   LONG TERM   GOVERNMENT      MONEY
                        TERM BOND       BOND      SECURITIES      MARKET
                        PORTFOLIO     PORTFOLIO   PORTFOLIO     PORTFOLIO
                       ------------   ---------   ----------   ------------
Shares beginning of
  year:
  Shares.............       2,528        20,948      16,786       1,700,817
  Amount.............    $ 27,635     $ 261,535    $172,086    $  1,700,817
                         --------     ---------    --------    ------------
Shares acquired:
  Shares.............       9,370        39,960      16,103      18,374,077
  Amount.............    $100,064     $ 490,126    $166,533    $ 18,374,077
Shares received for
  reinvestment of
  dividends:
  Shares.............           0             0           0         101,677
  Amount.............    $      0     $       0    $      0    $    101,677
Shares redeemed:
  Shares.............      (3,611)      (13,047)     (5,228)    (15,827,331)
  Amount.............    $(39,108)    $(159,016)   $(53,059)   $(15,827,331)
                         --------     ---------    --------    ------------
Net change:
  Shares.............       5,759        26,913      10,875       2,648,423
  Amount.............    $ 60,956     $ 331,110    $113,474    $  2,648,423
                         --------     ---------    --------    ------------
Shares end of year:
  Shares.............       8,287        47,861      27,661       4,349,240
  Amount.............    $ 88,591     $ 592,645    $285,560    $  4,349,240
                         ========     =========    ========    ============

                                         ENTERPRISE ACCUMULATION TRUST
                       ------------------------------------------------------------------
                                                                                  HIGH
                                                                INTERNATIONAL     YIELD
                         EQUITY      SMALL CAP      MANAGED        GROWTH         BOND
                        PORTFOLIO    PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO
                       -----------   ----------   -----------   -------------   ---------
Shares beginning of
  year:
  Shares.............       44,731       32,512       222,380        70,393        66,424
  Amount.............  $ 1,021,263   $  604,890   $ 6,147,845    $  379,526     $ 352,348
                       -----------   ----------   -----------    ----------     ---------
Shares acquired:
  Shares.............      178,410      118,551       697,438       290,568        95,894
  Amount.............  $ 4,751,773   $2,322,833   $21,848,142    $1,658,305     $ 794,242
Shares received for
  reinvestment of
  dividends:
  Shares.............        2,295        1,941         7,108         1,028        61,650
  Amount.............  $    66,222   $   39,244   $   243,882    $    6,221     $  46,366
Shares redeemed:
  Shares.............      (47,690)     (32,477)     (192,152)      (75,800)      (73,070)
  Amount.............  $(1,090,608)  $ (604,229)  $(5,288,349)   $ (409,190)    $(387,732)
                       -----------   ----------   -----------    ----------     ---------
Net change:
  Shares.............      133,015       88,015       512,394       215,796        84,474
  Amount.............  $ 3,727,387   $1,757,848   $16,803,675    $1,255,336     $ 452,876
                       -----------   ----------   -----------    ----------     ---------
Shares end of year:
  Shares.............      177,746      120,527       734,774       286,189       150,898
  Amount.............  $ 4,748,650   $2,362,738   $22,951,520    $1,634,862     $ 805,224
                       ===========   ==========   ===========    ==========     =========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company of America and the
Contractholders of MONY America Variable Account L:

     We have audited the accompanying statements of assets and liabilities of MONY America Variable Account L (comprising, respectively, the Variable Life's Equity Growth, Equity Income, Intermediate Term Bond, Long Term Bond, Diversified and Money Market Subaccounts and the Variable Universal Life's Intermediate Term Bond, Long Term Bond, Government Securities, Money Market, Equity, Small Cap, Managed, International Growth and High Yield Bond Subaccounts as of December 31, 1995, for the Variable Life's Subaccount the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended, and for the Variable Universal Life's Subaccounts the statements of operations and statements of changes in net assets for the Intermediate Term Bond Subaccount for which the period is from April 20, 1995 (commencement of operations) to December 31, 1995, the Long Term Bond Subaccount for which the period is from March 31, 1995 (commencement of operations) to December 31, 1995, the Government Securities and High Yield Subaccounts for which the period is March 20, 1995 (commencement of operations) to December 31, 1995, the Money Market Subaccount for which the period is from February 17, 1995 (commencement of operations) to December 31, 1995, the Equity, Managed and International Subaccounts for which the period is from March 8, 1995 (commencement of operations) to December 31, 1995, and the Small Cap Subaccounts for which the period is from March 9, 1995 (commencement of operations) to December 31, 1995. These financial statements are the responsibility of MONY America's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting MONY America Variable Account L as of December 31, 1995, the results of their operations, and the changes in their net assets for each of the periods referred to above, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

New York, New York
February 19, 1996

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF ASSETS AND LIABILITIES

                               DECEMBER 31, 1995

                                                                  VARIABLE LIFE
                                  ------------------------------------------------------------------------------
                                    EQUITY       EQUITY     INTERMEDIATE   LONG TERM                    MONEY
                                    GROWTH       INCOME      TERM BOND        BOND      DIVERSIFIED     MARKET
                                  SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                  ----------   ----------   ------------   ----------   -----------   ----------
             ASSETS
Investments at cost (Note 4)....  $ 493,463    $ 499,432      $ 180,391    $  95,586    $  854,895    $   90,294
                                  =========    =========      =========    =========    ==========    ==========
Investments in MONY Series Fund,
  Inc. at net asset value (Note
  2)............................  $ 551,041    $ 605,183      $ 182,778    $ 106,118    $  989,489    $   90,294
Amount due from MONY America....          0            9              0            0            65             6
Amount due from MONY Series
  Fund, Inc. ...................        239          338             91            1           357             4
                                  ---------    ---------      ---------    ---------    ----------    ----------
          Total assets..........    551,280      605,530        182,869      106,119       989,911        90,304
                                  ---------    ---------      ---------    ---------    ----------    ----------

          LIABILITIES
Amount due to MONY America......        239          338             91            1           357             4
Amount due to MONY Series
  Fund, Inc. ...................          0            9              0            0            65             6
                                  ---------    ---------      ---------    ---------    ----------    ----------
          Total liabilities.....        239          347             91            1           422            10
                                  ---------    ---------      ---------    ---------    ----------    ----------
Net assets......................  $ 551,041    $ 605,183      $ 182,778    $ 106,118    $  989,489    $   90,294
                                  =========    =========      =========    =========    ==========    ==========
Net assets consist of:
     Contractholders' net
       payments.................  $ 531,034    $ 578,333      $ 207,122    $ 124,860    $1,050,514    $  192,695
     Cost of insurance
       withdrawals (Note 3).....   (323,941)    (413,683)      (173,922)    (129,844)     (784,109)     (172,053)
     Undistributed net
       investment income........    118,647      253,780        155,523       95,530       461,971        69,652
     Accumulated net realized
       gains (loss) on
       investments..............    167,723       81,002         (8,332)       5,040       126,519             0
     Unrealized appreciation of
       investments..............     57,578      105,751          2,387       10,532       134,594             0
                                  ---------    ---------      ---------    ---------    ----------    ----------
Net assets......................  $ 551,041    $ 605,183      $ 182,778    $ 106,118    $  989,489    $   90,294
                                  =========    =========      =========    =========    ==========    ==========
Number of units outstanding*....     15,643       16,377          8,556        3,869        35,607         5,499
                                  ---------    ---------      ---------    ---------    ----------    ----------
Net asset value per unit
  outstanding...................  $   35.23    $   36.95      $   21.36    $   27.43    $    27.79    $    16.42
                                  =========    =========      =========    =========    ==========    ==========

---------------
* Units outstanding have been rounded for presentation purposes.

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

                               DECEMBER 31, 1995

                                                                               VARIABLE UNIVERSAL LIFE
                                                    -----------------------------------------------------------------------------
                                                    INTERMEDIATE   LONG TERM    GOVERNMENT     MONEY
                                                     TERM BOND        BOND      SECURITIES     MARKET       EQUITY     SMALL CAP
                                                     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                    ------------   ----------   ----------   ----------   ----------   ----------
                      ASSETS
Investments at cost (Note 4)......................    $27,635       $261,535     $172,086    $1,700,817   $1,021,263    $604,890
                                                      =======       ========     ========    ==========   ==========    ========
Investments in Enterprise Accumulation Trust at
  net asset value (Note 2)........................    $     0       $      0     $      0    $       0    $1,044,476    $600,827
Investments in MONY Series Fund, Inc. at net asset
  value (Note 2)..................................     26,720        269,812      171,378    1,700,817            0            0
Amount due from Enterprise Accumulation Trust.....          0              0            0            0          364          306
Amount due from MONY America......................          0             22            0       29,305          375          483
Amount due from MONY Series Fund, Inc.............         13              6           23            7            0            0
                                                      -------       --------     --------    ----------   ----------    --------
        Total assets..............................     26,733        269,840      171,401    1,730,129    1,045,215      601,616
                                                      -------       --------     --------    ----------   ----------    --------

                   LIABILITIES
Amount due to Enterprise Accumulation Trust.......          0              0            0            0          375          483
Amount due to MONY America........................         13              6           23            7          364          306
Amount due to MONY Series Fund, Inc...............          0             22            0       29,305            0            0
                                                      -------       --------     --------    ----------   ----------    --------
        Total liabilities.........................         13             28           23       29,312          739          789
                                                      -------       --------     --------    ----------   ----------    --------
Net assets........................................    $26,720       $269,812     $171,378    $1,700,817   $1,044,476    $600,827
                                                      =======       ========     ========    ==========   ==========    ========
Net assets consist of:
    Contractholders' net payments.................    $27,817       $254,451     $171,675    $1,710,823   $1,065,456    $644,769
    Cost of insurance withdrawals (Note 3)........     (1,970)        (8,040)      (4,816)     (30,382)     (92,752)     (66,072)
    Undistributed net investment income...........      1,414         13,958        5,094       20,376       25,168       16,433
    Accumulated net realized gains on
      investments.................................        374          1,166          133            0       23,391        9,760
    Unrealized appreciation (depreciation) of
      investments.................................       (915)         8,277         (708)           0       23,213       (4,063)
                                                      -------       --------     --------    ----------   ----------    --------
Net assets........................................    $26,720       $269,812     $171,378    $1,700,817   $1,044,476    $600,827
                                                      =======       ========     ========    ==========   ==========    ========
Number of units outstanding*......................      2,464         22,127       15,959      163,465       80,766       52,194
                                                      -------       --------     --------    ----------   ----------    --------
Net asset value per unit outstanding..............    $ 10.84       $  12.19     $  10.74    $   10.40    $   12.93     $  11.51
                                                      =======       ========     ========    ==========   ==========    ========

                                                            VARIABLE UNIVERSAL LIFE
                                                    ---------------------------------------
                                                                 INTERNATIONAL   HIGH YIELD
                                                     MANAGED        GROWTH          BOND
                                                    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                                    ----------   -------------   ----------
                      ASSETS
Investments at cost (Note 4)......................  $6,147,845     $379,526       $352,348
                                                    ==========     ========       ========
Investments in Enterprise Accumulation Trust at
  net asset value (Note 2)........................  $6,239,963     $379,417       $352,709
Investments in MONY Series Fund, Inc. at net asset
  value (Note 2)..................................          0             0              0
Amount due from Enterprise Accumulation Trust.....     15,893           202             61
Amount due from MONY America......................      1,689           376            173
Amount due from MONY Series Fund, Inc.............          0             0              0
                                                    ----------     --------       --------
        Total assets..............................  6,257,545       379,995        352,943
                                                    ----------     --------       --------
                   LIABILITIES
Amount due to Enterprise Accumulation Trust.......      1,689           376            173
Amount due to MONY America........................     15,893           202             61
Amount due to MONY Series Fund, Inc...............          0             0              0
                                                    ----------     --------       --------
        Total liabilities.........................     17,582           578            234
                                                    ----------     --------       --------
Net assets........................................  $6,239,963     $379,417       $352,709
                                                    ==========     ========       ========
Net assets consist of:
    Contractholders' net payments.................  $6,329,873     $389,734       $362,971
    Cost of insurance withdrawals (Note 3)........   (489,373)      (34,312)       (18,214)
    Undistributed net investment income...........    184,073        17,938          7,401
    Accumulated net realized gains on
      investments.................................    123,272         6,166            190
    Unrealized appreciation (depreciation) of
      investments.................................     92,118          (109)           361
                                                    ----------     --------       --------
Net assets........................................  $6,239,963     $379,417       $352,709
                                                    ==========     ========       ========
Number of units outstanding*......................    465,095        31,566         31,730
                                                    ----------     --------       --------
Net asset value per unit outstanding..............  $   13.42      $  12.02       $  11.12
                                                    ==========     ========       ========

---------------
* Units outstanding have been rounded for presentation purposes.
                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                            STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                      VARIABLE LIFE
                                      ------------------------------------------------------------------------------
                                        EQUITY       EQUITY     INTERMEDIATE   LONG TERM                    MONEY
                                        GROWTH       INCOME      TERM BOND        BOND      DIVERSIFIED     MARKET
                                      SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                      ----------   ----------   ------------   ----------   -----------   ----------
Dividend income.....................   $ 36,269     $ 31,156      $10,214       $ 5,730      $ 52,334      $  6,355
Mortality and expense risk charges
  (Note 3)..........................      2,810        3,334        1,049           629         5,530           693
                                       --------     --------      -------       -------      --------      --------
Net investment income...............     33,459       27,822        9,165         5,101        46,804         5,662
                                       --------     --------      -------       -------      --------      --------
Realized and unrealized gain on
  investments (Note 2):
  Proceeds from sales...............    201,342      154,706       30,377        41,657       185,053       264,962
  Cost of shares sold...............    171,034      115,616       28,318        36,449       149,611       264,962
                                       --------     --------      -------       -------      --------      --------
Net realized gains on investments...     30,308       39,090        2,059         5,208        35,442             0
Net increase in unrealized
  appreciation of investments.......     57,362       88,922       11,732        16,634       125,651             0
                                       --------     --------      -------       -------      --------      --------
Net realized and unrealized gains on
  investments.......................     87,670      128,012       13,791        21,842       161,093             0
                                       --------     --------      -------       -------      --------      --------
Net increase in net assets resulting
  from operations...................   $121,129     $155,834      $22,956       $26,943      $207,897      $  5,662
                                       ========     ========      =======       =======      ========      ========

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                                    VARIABLE UNIVERSAL LIFE
                                   ------------------------------------------------------------------------------------------
                                    INTERMEDIATE        LONG TERM        GOVERNMENT            MONEY
                                      TERM BOND           BOND           SECURITIES            MARKET             EQUITY
                                     SUBACCOUNT        SUBACCOUNT        SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                   ---------------   ---------------   ---------------   ------------------   ---------------
                                   FOR THE PERIOD    FOR THE PERIOD    FOR THE PERIOD      FOR THE PERIOD     FOR THE PERIOD
                                      APRIL 20,         MARCH 31,         MARCH 20,         FEBRUARY 17,         MARCH 8,
                                        1995*             1995*             1995*              1995*               1995*
                                       THROUGH           THROUGH           THROUGH            THROUGH             THROUGH
                                    DECEMBER 31,      DECEMBER 31,      DECEMBER 31,        DECEMBER 31,       DECEMBER 31,
                                        1995              1995              1995                1995               1995
                                   ---------------   ---------------   ---------------   ------------------   ---------------
Dividend income..................      $ 1,489           $14,565           $ 5,452           $   23,644          $ 27,509
Mortality and expense risk
  charges (Note 3)...............           75               607               358                3,268             2,341
                                       -------           -------           -------           ----------          --------
Net investment income............        1,414            13,958             5,094               20,376            25,168
                                       -------           -------           -------           ----------          --------
Realized and unrealized gains on
  investments (Note 2):
  Proceeds from sales............       14,675            23,454            20,277            8,312,134           187,733
  Cost of shares sold............       14,301            22,288            20,144            8,312,134           164,342
                                       -------           -------           -------           ----------          --------
Net realized gains on
  investments....................          374             1,166               133                    0            23,391
Net increase (decrease) in
  unrealized appreciation of
  investments....................         (915)            8,277              (708)                   0            23,213
                                       -------           -------           -------           ----------          --------
Net realized and unrealized gains
  (losses) on investments........         (541)            9,443              (575)                   0            46,604
                                       -------           -------           -------           ----------          --------
Net increase in net assets
  resulting from operations......      $   873           $23,401           $ 4,519           $   20,376          $ 71,772
                                       =======           =======           =======           ==========          ========

                                                          VARIABLE UNIVERSAL LIFE
                                   ---------------------------------------------------------------------
                                                                        INTERNATIONAL      HIGH YIELD
                                      SMALL CAP          MANAGED           GROWTH             BOND
                                     SUBACCOUNT        SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                   ---------------   ---------------   ---------------   ---------------
                                   FOR THE PERIOD    FOR THE PERIOD    FOR THE PERIOD    FOR THE PERIOD
                                      MARCH 9,          MARCH 8,          MARCH 8,          MARCH 20,
                                        1995*             1995*             1995*             1995*
                                       THROUGH           THROUGH           THROUGH           THROUGH
                                    DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                        1995              1995              1995              1995
                                   ---------------   ---------------   ---------------   ---------------
Dividend income..................      $17,779         $  197,666          $18,775          $  8,030
Mortality and expense risk
  charges (Note 3)...............        1,346             13,593              837               629
                                       -------         ----------          -------          --------
Net investment income............       16,433            184,073           17,938             7,401
                                       -------         ----------          -------          --------
Realized and unrealized gains on
  investments (Note 2):
  Proceeds from sales............      156,201          1,299,150           85,432           112,342
  Cost of shares sold............      146,441          1,175,878           79,266           112,152
                                       -------         ----------          -------          --------
Net realized gains on
  investments....................        9,760            123,272            6,166               190
Net increase (decrease) in
  unrealized appreciation of
  investments....................       (4,063)            92,118             (109)              361
                                       -------         ----------          -------          --------
Net realized and unrealized gains
  (losses) on investments........        5,697            215,390            6,057               551
                                       -------         ----------          -------          --------
Net increase in net assets
  resulting from operations......      $22,130         $  399,463          $23,995          $  7,952
                                       =======         ==========          =======          ========

---------------

* Commencement of operations.

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF CHANGES IN NET ASSETS

                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        VARIABLE LIFE
                                               ---------------------------------------------------------------
                                                  EQUITY GROWTH         EQUITY INCOME       INTERMEDIATE TERM
                                                   SUBACCOUNT            SUBACCOUNT          BOND SUBACCOUNT
                                               -------------------   -------------------   -------------------
                                                 1995       1994       1995       1994       1995       1994
                                               --------   --------   --------   --------   --------   --------
From operations:
  Net investment income......................  $ 33,459   $  6,953   $ 27,822   $ 29,418   $  9,165   $  8,849
  Net realized gains on investments..........    30,308      9,428     39,090     11,825      2,059        765
  Net increase (decrease) in unrealized
    appreciation of investments..............    57,362    (10,655)    88,922    (40,147)    11,732    (13,415)
                                               --------   --------   --------   --------   --------   --------
Net increase (decrease) in net assets
  resulting from operations..................   121,129      5,726    155,834      1,096     22,956     (3,801)
                                               --------   --------   --------   --------   --------   --------
From unit transactions:
  Net proceeds from the issuance of units....   246,538     40,449     56,024     49,919     13,113     12,962
  Net asset value of units redeemed or used
    to meet contract obligations.............   164,237    118,555    132,231     79,426     23,804     21,236
                                               --------   --------   --------   --------   --------   --------
Net increase (decrease) from unit
  transactions...............................    82,301    (78,106)   (76,207)   (29,507)   (10,691)    (8,274)
                                               --------   --------   --------   --------   --------   --------
Net increase (decrease) in net assets........   203,430    (72,380)    79,627    (28,411)    12,265    (12,075)
Net assets beginning of year.................   347,611    419,991    525,556    553,967    170,513    182,588
                                               --------   --------   --------   --------   --------   --------
Net assets end of year*......................  $551,041   $347,611   $605,183   $525,556   $182,778   $170,513
                                               ========   ========   ========   ========   ========   ========
Units outstanding beginning of year..........    12,809     15,712     18,826     19,878      9,112      9,552
Units issued during the year.................     8,221      1,506      1,763      1,767        652        692
Units redeemed during the year...............     5,387      4,409      4,212      2,819      1,208      1,132
                                               --------   --------   --------   --------   --------   --------
Units outstanding end of year................    15,643     12,809     16,377     18,826      8,556      9,112
                                               ========   ========   ========   ========   ========   ========

---------------
*Includes undistributed net investment income
  of:                                          $118,647   $ 85,188   $253,780   $225,958   $155,523   $146,358

                                                                        VARIABLE LIFE
                                               ---------------------------------------------------------------
                                                    LONG TERM            DIVERSIFIED          MONEY MARKET
                                                 BOND SUBACCOUNT         SUBACCOUNT            SUBACCOUNT
                                               -------------------   -------------------   -------------------
                                                 1995       1994       1995       1994       1995       1994
                                               --------   --------   --------   --------   --------   --------
From operations:
  Net investment income......................  $  5,101   $  6,859   $ 46,804   $ 23,875   $  5,662   $  5,483
  Net realized gains on investments..........     5,208      1,489     35,442     17,533          0          0
  Net increase (decrease) in unrealized
    appreciation of investments..............    16,634    (16,392)   125,651    (38,475)         0          0
                                               --------   --------   --------   --------   --------   --------
Net increase (decrease) in net assets
  resulting from operations..................    26,943     (8,044)   207,897      2,933      5,662      5,483
                                               --------   --------   --------   --------   --------   --------
From unit transactions:
  Net proceeds from the issuance of units....     7,195      6,144     90,610     95,640    137,395     93,348
  Net asset value of units redeemed or used
    to meet contract obligations.............    29,360     18,657    145,580    148,999    235,050     18,485
                                               --------   --------   --------   --------   --------   --------
Net increase (decrease) from unit
  transactions...............................   (22,165)   (12,513)   (54,970)   (53,359)   (97,655)    74,863
                                               --------   --------   --------   --------   --------   --------
Net increase (decrease) in net assets........     4,778    (20,557)   152,927    (50,426)   (91,993)    80,346
Net assets beginning of year.................   101,340    121,897    836,562    886,988    182,287    101,941
                                               --------   --------   --------   --------   --------   --------
Net assets end of year*......................  $106,118   $101,340   $989,489   $836,562   $ 90,294   $182,287
                                               ========   ========   ========   ========   ========   ========
Units outstanding beginning of year..........     4,777      5,361     37,807     40,254     11,659      6,734
Units issued during the year.................       296        290      3,647      4,346      8,586      6,128
Units redeemed during the year...............     1,204        874      5,847      6,793     14,746      1,203
                                               --------   --------   --------   --------   --------   --------
Units outstanding end of year................     3,869      4,777     35,607     37,807      5,499     11,659
                                               ========   ========   ========   ========   ========   ========
---------------
*Includes undistributed net investment income
  of:                                          $ 95,530   $ 90,429   $461,971   $415,167   $ 69,652   $ 63,990

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                                       VARIABLE UNIVERSAL LIFE
                                    ----------------------------------------------------------------------------------------------
                                      INTERMEDIATE        LONG TERM          GOVERNMENT             MONEY
                                       TERM BOND             BOND            SECURITIES            MARKET              EQUITY
                                       SUBACCOUNT         SUBACCOUNT         SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                    ----------------   ----------------   ----------------   -------------------   ---------------
                                     FOR THE PERIOD     FOR THE PERIOD     FOR THE PERIOD      FOR THE PERIOD      FOR THE PERIOD
                                    APRIL 20, 1995**   MARCH 31, 1995**   MARCH 20, 1995**   FEBRUARY 17, 1995**   MARCH 8, 1995**
                                        THROUGH            THROUGH            THROUGH              THROUGH             THROUGH
                                      DECEMBER 31,       DECEMBER 31,       DECEMBER 31,        DECEMBER 31,        DECEMBER 31,
                                          1995               1995               1995                1995                1995
                                    ----------------   ----------------   ----------------   -------------------   ---------------
From operations:
  Net investment income...........      $ 1,414            $ 13,958           $  5,094           $   20,376          $   25,168
  Net realized gains on
    investments...................          374               1,166                133                    0              23,391
  Net increase (decrease) in
    unrealized appreciation of
    investments...................         (915)              8,277               (708)                   0              23,213
                                        -------            --------           --------           ----------          ----------
Net increase in net assets
  resulting from operations.......          873              23,401              4,519               20,376              71,772
                                        -------            --------           --------           ----------          ----------
From unit transactions:
  Net proceeds from the issuance
    of units......................       29,827             254,605            171,901            8,289,772           1,073,215
  Net asset value of units
    redeemed or used to meet
    contract obligations..........        3,980               8,194              5,042            6,609,331             100,511
                                        -------            --------           --------           ----------          ----------
Net increase from unit
  transactions....................       25,847             246,411            166,859            1,680,441             972,704
                                        -------            --------           --------           ----------          ----------
Net increase in net assets........       26,720             269,812            171,378            1,700,817           1,044,476
Net assets beginning of year......            0                   0                  0                    0                   0
                                        -------            --------           --------           ----------          ----------
Net assets end of year*...........      $26,720            $269,812           $171,378           $1,700,817          $1,044,476
                                        =======            ========           ========           ==========          ==========
Units outstanding beginning of
  year............................            0                   0                  0                    0                   0
Units issued during the year......        2,838              22,925             16,439              807,565              88,980
Units redeemed during the year....          374                 798                480              644,100               8,214
                                        -------            --------           --------           ----------          ----------
Units outstanding end of year.....        2,464              22,127             15,959              163,465              80,766
                                        =======            ========           ========           ==========          ==========

---------------
 * Includes undistributed net
   investment income of:                $ 1,414            $ 13,958           $  5,094           $   20,376          $   25,168
** Commencement of operations.

                                                           VARIABLE UNIVERSAL LIFE
                                    ----------------------------------------------------------------------
                                                                         INTERNATIONAL       HIGH YIELD
                                       SMALL CAP          MANAGED           GROWTH              BOND
                                      SUBACCOUNT        SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                    ---------------   ---------------   ---------------   ----------------
                                    FOR THE PERIOD    FOR THE PERIOD    FOR THE PERIOD     FOR THE PERIOD
                                    MARCH 9, 1995**   MARCH 8, 1995**   MARCH 8, 1995**   MARCH 20, 1995**
                                        THROUGH           THROUGH           THROUGH           THROUGH
                                     DECEMBER 31,      DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
                                         1995              1995              1995               1995
                                    ---------------   ---------------   ---------------   ----------------
From operations:
  Net investment income...........     $ 16,433         $  184,073         $ 17,938           $  7,401
  Net realized gains on
    investments...................        9,760            123,272            6,166                190
  Net increase (decrease) in
    unrealized appreciation of
    investments...................       (4,063)            92,118             (109)               361
                                       --------         ----------         --------           --------
Net increase in net assets
  resulting from operations.......       22,130            399,463           23,995              7,952
                                       --------         ----------         --------           --------
From unit transactions:
  Net proceeds from the issuance
    of units......................      662,265          6,530,478          394,240            367,392
  Net asset value of units
    redeemed or used to meet
    contract obligations..........       83,568            689,978           38,818             22,635
                                       --------         ----------         --------           --------
Net increase from unit
  transactions....................      578,697          5,840,500          355,422            344,757
                                       --------         ----------         --------           --------
Net increase in net assets........      600,827          6,239,963          379,417            352,709
Net assets beginning of year......            0                  0                0                  0
                                       --------         ----------         --------           --------
Net assets end of year*...........     $600,827         $6,239,963         $379,417           $352,709
                                       ========         ==========         ========           ========
Units outstanding beginning of
  year............................            0                  0                0                  0
Units issued during the year......       59,708            519,384           34,979             33,810
Units redeemed during the year....        7,514             54,289            3,413              2,080
                                       --------         ----------         --------           --------
Units outstanding end of year.....       52,194            465,095           31,566             31,730
                                       ========         ==========         ========           ========
---------------
 * Includes undistributed net
   investment income of:               $ 16,433         $  184,073         $ 17,938           $  7,401
** Commencement of operations.

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

     MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.

     The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Variable Life Insurance and Variable Universal Life Insurance Policies. These policies are issued by MONY America, which is a wholly-owned subsidiary of The Mutual Life Insurance Company of New York ("MONY"). MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized capital gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for federal income tax purposes.

     There are currently fifteen subaccounts within the Variable Account, each invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund") or the Enterprise Accumulation Trust ("Enterprise") (collectively, the "Funds"). The subaccounts of the Variable Universal Life commenced operations during 1995. The Funds are registered under the 1940 Act as an open end, diversified, management investment companies.

     A full presentation of the related financial statements and footnotes of the Fund and Enterprise are contained on pages 66 to 128 and 129 to 174, respectively, and should be read in conjunction with these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Investment:

     The investment in shares of each of the respective portfolios is stated at value which is the net asset values of the Fund. Except for the Money Market Portfolio, net asset values are based upon market quotations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset values are based on amortized cost of the securities held which approximates value.

3. RELATED PARTY TRANSACTIONS

     MONY America is the legal holder of the assets held by the Variable
Account.

     Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

     The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders are deducted on each monthly date from the cash value of the contract to compensate MONY America. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for all subaccounts for 1995 aggregated $917,026.

     MONY America receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of .60 percent (for the Variable Life Subaccounts) and .75 percent (for the Variable Universal Life Subaccounts) of aggregate average daily net assets. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. RELATED PARTY TRANSACTIONS (CONTINUED)
     Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to Enterprise, and it receives amounts paid by Enterprise for those services.

4. INVESTMENTS

     Investments in Variable Life at cost, at December 31, 1995 consist of the following:

                                                                             LONG
                                     EQUITY      EQUITY     INTERMEDIATE     TERM                      MONEY
                                     GROWTH      INCOME      TERM BOND       BOND      DIVERSIFIED    MARKET
                                    PORTFOLIO   PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
                                    ---------   ---------   ------------   ---------   -----------   ---------
Shares beginning of year:
  Shares..........................    16,883      33,841        17,489        9,679       63,665      182,287
  Amount..........................  $347,395    $508,727      $179,858     $107,442     $827,619     $182,287
                                    --------    --------      --------     --------     --------     --------
Shares acquired:
  Shares..........................    12,139       4,146         1,752        1,501        8,255      166,614
  Amount..........................  $280,833    $ 75,165      $ 18,637     $ 18,863     $124,553     $166,614
Shares received for reinvestment
  of dividends:
  Shares..........................     1,444       1,589           966          445        3,329        6,355
  Amount..........................  $ 36,269    $ 31,156      $ 10,214     $  5,730     $ 52,334     $  6,355
Shares redeemed:
  Shares..........................     8,521       8,715         2,914        3,386       12,305      264,962
  Amount..........................  $171,034    $115,616      $ 28,318     $ 36,449     $149,611     $264,962
                                    --------    --------      --------     --------     --------     --------
Net change:
  Shares..........................     5,062      (2,980)         (196)      (1,440)        (721)     (91,993)
  Amount..........................  $146,068    ($ 9,295)     $    533     ($11,856)    $ 27,276     ($91,993)
                                    --------    --------      --------     --------     --------     --------
Shares end of year:
  Shares..........................    21,945      30,861        17,293        8,239       62,944       90,294
  Amount..........................  $493,463    $499,432      $180,391     $ 95,586     $854,895     $ 90,294
                                    ========    ========      ========     ========     ========     ========

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. INVESTMENTS (CONTINUED)
     Investments in Variable Universal Life at cost, at December 31, 1995 consist of the following:

                                        LONG
                       INTERMEDIATE     TERM      GOVERNMENT     MONEY                     SMALL                  INTERNATIONAL
                        TERM BOND       BOND      SECURITIES     MARKET       EQUITY        CAP       MANAGED        GROWTH
                        PORTFOLIO     PORTFOLIO   PORTFOLIO    PORTFOLIO    PORTFOLIO    PORTFOLIO   PORTFOLIO      PORTFOLIO
                       ------------   ---------   ----------   ----------   ----------   ---------   ----------   -------------
Shares beginning of
  year:
  Shares.............          0             0            0             0            0          0             0            0
  Amount.............    $     0      $      0     $      0    $        0   $        0   $      0    $        0     $      0
                         -------      --------     --------    ----------   ----------   --------    ----------     --------
Shares acquired:
  Shares.............      3,719        21,651       18,234     9,989,307       51,815     40,031       262,958       82,905
  Amount.............    $40,447      $269,258     $186,778    $9,989,307   $1,158,096   $733,552    $7,126,057     $440,017
Shares received for
  reinvestment of
  dividends:
  Shares.............        141         1,131          534        23,644        1,178        962         7,044        3,464
  Amount.............    $ 1,489      $ 14,565     $  5,452    $   23,644   $   27,509   $ 17,779    $  197,666     $ 18,775
Shares redeemed:
  Shares.............      1,332         1,834        1,982     8,312,134        8,262      8,481        47,622       15,976
  Amount.............    $14,301      $ 22,288     $ 20,144    $8,312,134   $  164,342   $146,441    $1,175,878     $ 79,266
                         -------      --------     --------    ----------   ----------   --------    ----------     --------
Net change:
  Shares.............      2,528        20,948       16,786     1,700,817       44,731     32,512       222,380       70,393
  Amount.............    $27,635      $261,535     $172,086    $1,700,817   $1,021,263   $604,890    $6,147,845     $379,526
                         -------      --------     --------    ----------   ----------   --------    ----------     --------
Shares end of year:
  Shares.............      2,528        20,948       16,786     1,700,817       44,731     32,512       222,380       70,393
  Amount.............    $27,635      $261,535     $172,086    $1,700,817   $1,021,263   $604,890    $6,147,845     $379,526
                         =======      ========     ========    ==========   ==========   ========    ==========     ========


                       HIGH YIELD
                          BOND
                       PORTFOLIO
                       ----------
Shares beginning of
  year:
  Shares.............          0
  Amount.............   $      0
                        --------
Shares acquired:
  Shares.............     86,158
  Amount.............   $456,470
Shares received for
  reinvestment of
  dividends:
  Shares.............      1,515
  Amount.............   $  8,030
Shares redeemed:
  Shares.............     21,249
  Amount.............   $112,152
                        --------
Net change:
  Shares.............     66,424
  Amount.............   $352,348
                        --------
Shares end of year:
  Shares.............     66,424
  Amount.............   $352,348
                        ========

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF ASSETS AND LIABILITIES

                           JUNE 30, 1998 (UNAUDITED)

                                                                 VARIABLE LIFE
                                 ------------------------------------------------------------------------------
                                   EQUITY       EQUITY     INTERMEDIATE   LONG TERM                    MONEY
                                   GROWTH       INCOME      TERM BOND        BOND      DIVERSIFIED     MARKET
                                 SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                 ----------   ----------   ------------   ----------   -----------   ----------
            ASSETS
Investments at cost (Note 4)...  $ 690,738    $ 605,462     $ 151,450     $  61,641    $1,038,787    $  73,159
                                 =========    =========     =========     =========    ==========    =========
Investments in MONY Series
  Fund, Inc. at net asset value
  (Note 2).....................  $ 902,727    $ 758,612     $ 156,568     $  69,179    $1,198,581    $  73,159
Amount due from MONY Series
  Fund, Inc. ..................        251          532           228             0           286          136
Amount due from MONY America...        189           70             0             0           327           56
                                 ---------    ---------     ---------     ---------    ----------    ---------
          Total assets.........    903,167      759,214       156,796        69,179     1,199,194       73,351
                                 ---------    ---------     ---------     ---------    ----------    ---------
          LIABILITIES
Amount due to MONY Series Fund,
  Inc. ........................        189           70             0             0           327           56
Amount due to MONY America.....        251          532           228             0           286          136
                                 ---------    ---------     ---------     ---------    ----------    ---------
          Total liabilities....        440          602           228             0           613          192
                                 ---------    ---------     ---------     ---------    ----------    ---------
Net assets.....................  $ 902,727    $ 758,612     $ 156,568     $  69,179    $1,198,581    $  73,159
                                 =========    =========     =========     =========    ==========    =========
Net assets consist of:
  Contractholders' net
     payments..................  $ 531,146    $ 435,233     $ 187,265     $ 102,649    $  874,416    $ 194,332
  Cost of insurance withdrawals
     (Note 3)..................   (383,528)    (486,949)     (201,904)     (156,404)     (916,797)    (200,035)
  Undistributed net investment
     income....................    303,927      443,853       171,505       103,801       791,252       78,862
  Accumulated net realized gain
     (loss) on investments.....    239,193      213,325        (5,416)       11,595       289,916            0
  Unrealized appreciation of
     investments...............    211,989      153,150         5,118         7,538       159,794            0
                                 ---------    ---------     ---------     ---------    ----------    ---------
Net assets.....................  $ 902,727    $ 758,612     $ 156,568     $  69,179    $1,198,581    $  73,159
                                 =========    =========     =========     =========    ==========    =========
Number of units outstanding*...     14,392       12,131         6,432         2,145        26,889        3,982
                                 ---------    ---------     ---------     ---------    ----------    ---------
Net asset value per unit
  outstanding*.................  $   62.73    $   62.54     $   24.34     $   32.24    $    44.58    $   18.37
                                 =========    =========     =========     =========    ==========    =========

---------------
* Units outstanding have been rounded for presentation purposes.

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

                           JUNE 30, 1998 (UNAUDITED)

                                                                             VARIABLE UNIVERSAL LIFE
                                                 -------------------------------------------------------------------------------
                                                 INTERMEDIATE   LONG TERM    GOVERNMENT     MONEY
                                                  TERM BOND        BOND      SECURITIES     MARKET       EQUITY       SMALL CAP
                                                  SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                                 ------------   ----------   ----------   ----------   -----------   -----------
                    ASSETS
Investments at cost (Note 4)...................    $327,692     $1,117,720    $485,666    $3,314,283   $21,357,437   $12,042,034
                                                   ========     ==========    ========    ==========   ===========   ===========
Investments in Enterprise Accumulation Trust at
  net asset value (Note 2).....................    $      0     $        0    $      0    $        0   $24,287,314   $13,632,944
Investments in MONY Series Fund, Inc. at net
  asset value (Note 2).........................     327,335      1,167,798     489,467     3,314,283             0             0
Amount due from Enterprise Accumulation
  Trust........................................           0              0           0             0         4,430         2,697
Amount due from MONY America...................           0         13,886           0        30,006        26,033        20,070
Amount due from MONY Series Fund, Inc..........         712            314          54           308             0             0
                                                   --------     ----------    --------    ----------   -----------   -----------
        Total assets...........................     328,047      1,181,998     489,521     3,344,597    24,317,777    13,655,711
                                                   --------     ----------    --------    ----------   -----------   -----------
                  LIABILITIES
Amount due to Enterprise Accumulation Trust....           0              0           0             0        26,033        20,070
Amount due to MONY America.....................         712            314          54           308         4,430         2,697
Amount due to MONY Series Fund, Inc............           0         13,886           0        30,006             0             0
                                                   --------     ----------    --------    ----------   -----------   -----------
        Total liabilities......................         712         14,200          54        30,314        30,463        22,767
                                                   --------     ----------    --------    ----------   -----------   -----------
Net assets.....................................    $327,335     $1,167,798    $489,467    $3,314,283   $24,287,314   $13,632,944
                                                   ========     ==========    ========    ==========   ===========   ===========
Net assets consist of:
  Contractholders' net payments................    $349,618     $1,149,831    $532,002    $3,574,764   $22,241,943   $11,737,561
  Cost of insurance withdrawals (Note 3).......     (43,218)      (167,996)    (91,027)     (544,035)   (2,948,581)   (1,239,409)
  Undistributed net investment income..........      19,742         96,924      31,146       283,554       462,899       664,950
  Accumulated net realized gain on
    investments................................       1,550         38,961      13,545             0     1,601,176       878,932
  Unrealized appreciation (depreciation) of
    investments................................        (357)        50,078       3,801             0     2,929,877     1,590,910
                                                   --------     ----------    --------    ----------   -----------   -----------
Net assets.....................................    $327,335     $1,167,798    $489,467    $3,314,283   $24,287,314   $13,632,944
                                                   ========     ==========    ========    ==========   ===========   ===========
Number of units outstanding*...................      26,601         81,736      40,623       285,756     1,084,383       656,312
                                                   --------     ----------    --------    ----------   -----------   -----------
Net asset value per unit outstanding*..........    $  12.31     $    14.29    $  12.05    $    11.60   $     22.40   $     20.77
                                                   ========     ==========    ========    ==========   ===========   ===========

                                                          VARIABLE UNIVERSAL LIFE
                                                 -----------------------------------------
                                                                INTERNATIONAL   HIGH YIELD
                                                   MANAGED         GROWTH          BOND
                                                  SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 ------------   -------------   ----------
                    ASSETS
Investments at cost (Note 4)...................  $ 71,066,712    $5,597,050     $2,681,287
                                                 ============    ==========     ==========
Investments in Enterprise Accumulation Trust at
  net asset value (Note 2).....................  $ 81,829,457    $5,989,695     $2,711,629
Investments in MONY Series Fund, Inc. at net
  asset value (Note 2).........................             0             0              0
Amount due from Enterprise Accumulation
  Trust........................................        15,220           913          1,852
Amount due from MONY America...................        60,248         3,107            707
Amount due from MONY Series Fund, Inc..........             0             0              0
                                                 ------------    ----------     ----------
        Total assets...........................    81,904,925     5,993,715      2,714,188
                                                 ------------    ----------     ----------
                  LIABILITIES
Amount due to Enterprise Accumulation Trust....        60,248         3,107            707
Amount due to MONY America.....................        15,220           913          1,852
Amount due to MONY Series Fund, Inc............             0             0              0
                                                 ------------    ----------     ----------
        Total liabilities......................        75,468         4,020          2,559
                                                 ------------    ----------     ----------
Net assets.....................................  $ 81,829,457    $5,989,695     $2,711,629
                                                 ============    ==========     ==========
Net assets consist of:
  Contractholders' net payments................  $ 72,909,930    $6,015,809     $2,719,688
  Cost of insurance withdrawals (Note 3).......   (10,471,466)     (773,836)      (338,204)
  Undistributed net investment income..........     2,454,353        96,926        242,896
  Accumulated net realized gain on
    investments................................     6,173,895       258,151         56,907
  Unrealized appreciation (depreciation) of
    investments................................    10,762,745       392,645         30,342
                                                 ------------    ----------     ----------
Net assets.....................................  $ 81,829,457    $5,989,695     $2,711,629
                                                 ============    ==========     ==========
Number of units outstanding*...................     3,607,673       377,353        185,146
                                                 ------------    ----------     ----------
Net asset value per unit outstanding*..........  $      22.68    $    15.87     $    14.65
                                                 ============    ==========     ==========

---------------
* Units outstanding have been rounded for presentation purposes.
                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                            STATEMENTS OF OPERATIONS

               FOR THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

                                                              VARIABLE LIFE
                              ------------------------------------------------------------------------------
                                EQUITY       EQUITY     INTERMEDIATE   LONG TERM                    MONEY
                                GROWTH       INCOME      TERM BOND        BOND      DIVERSIFIED     MARKET
                              SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                              ----------   ----------   ------------   ----------   -----------   ----------
Dividend income.............   $138,442     $118,315       $8,132        $3,912      $ 261,166      $1,905
Mortality and expense risk
  charges (Note 3)..........     (2,536)      (2,220)        (461)         (206)        (3,420)       (219)
                               --------     --------       ------        ------      ---------      ------
Net investment income.......    135,906      116,095        7,671         3,706        257,746       1,686
                               --------     --------       ------        ------      ---------      ------
Realized and unrealized gain
  on investments (Note 2):
  Proceeds from sales.......     36,894       30,004       10,111         7,446        100,513       7,713
  Cost of shares sold.......    (22,002)     (17,866)      (9,532)       (6,660)       (66,788)     (7,713)
                               --------     --------       ------        ------      ---------      ------
Net realized gain on
  investments...............     14,892       12,138          579           786         33,725           0
Net decrease in unrealized
  appreciation of
  investments...............    (39,898)     (65,096)      (3,255)         (962)      (144,774)          0
                               --------     --------       ------        ------      ---------      ------
Net realized and unrealized
  loss on investments.......    (25,006)     (52,958)      (2,676)         (176)      (111,049)          0
                               --------     --------       ------        ------      ---------      ------
Net increase in net assets
  resulting from
  operations................   $110,900     $ 63,137       $4,995        $3,530      $ 146,697      $1,686
                               ========     ========       ======        ======      =========      ======

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF OPERATIONS (CONTINUED)

               FOR THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

                                                                        VARIABLE UNIVERSAL LIFE
                                    -----------------------------------------------------------------------------------------------
                                    INTERMEDIATE   LONG TERM    GOVERNMENT      MONEY
                                     TERM BOND        BOND      SECURITIES      MARKET        EQUITY       SMALL CAP      MANAGED
                                     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                    ------------   ----------   ----------   ------------   -----------   -----------   -----------
Dividend income..................     $ 14,696     $  53,185    $  18,282    $     71,134   $         0   $         0   $         0
Mortality and expense risk
  charges
  (Note 3).......................       (1,051)       (3,568)      (1,660)        (10,171)      (76,008)      (40,883)     (265,268)
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net investment income (loss).....       13,645        49,617       16,622          60,963       (76,008)      (40,883)     (265,268)
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Realized and unrealized gain on
  investments (Note 2):
  Proceeds from sales............       40,740       276,713      171,180      11,544,812     2,634,266     1,549,975     7,943,371
  Cost of shares sold............      (40,118)     (245,997)    (163,607)    (11,544,812)   (1,977,458)   (1,054,122)   (5,512,846)
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net realized gain on
  investments....................          622        30,716        7,573               0       656,808       495,853     2,430,525
Net increase (decrease) in
  unrealized appreciation of
  investments....................       (5,617)      (27,923)     (12,537)              0     1,564,547       948,364     5,395,363
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net realized and unrealized gain
  (loss) on investments..........       (4,995)        2,793       (4,964)              0     2,221,355     1,444,217     7,825,888
                                      --------     ---------    ---------    ------------   -----------   -----------   -----------
Net increase in net assets
  resulting from operations......     $  8,650     $  52,410    $  11,658    $     60,963   $ 2,145,347   $ 1,403,334   $ 7,560,620
                                      ========     =========    =========    ============   ===========   ===========   ===========

                                    VARIABLE UNIVERSAL LIFE
                                   --------------------------
                                   INTERNATIONAL   HIGH YIELD
                                      GROWTH          BOND
                                    SUBACCOUNT     SUBACCOUNT
                                   -------------   ----------
Dividend income..................    $       0     $  90,721
Mortality and expense risk
  charges
  (Note 3).......................      (18,787)       (8,762)
                                     ---------     ---------
Net investment income (loss).....      (18,787)       81,959
                                     ---------     ---------
Realized and unrealized gain on
  investments (Note 2):
  Proceeds from sales............      725,269       369,346
  Cost of shares sold............     (632,167)     (348,740)
                                     ---------     ---------
Net realized gain on
  investments....................       93,102        20,606
Net increase (decrease) in
  unrealized appreciation of
  investments....................      500,168        (8,414)
                                     ---------     ---------
Net realized and unrealized gain
  (loss) on investments..........      593,270        12,192
                                     ---------     ---------
Net increase in net assets
  resulting from operations......    $ 574,483     $  94,151
                                     =========     =========

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                      STATEMENTS OF CHANGES IN NET ASSETS
                                  (UNAUDITED)

                                                                        VARIABLE LIFE
                                   ---------------------------------------------------------------------------------------
                                          EQUITY GROWTH                 EQUITY INCOME               INTERMEDIATE TERM
                                           SUBACCOUNT                    SUBACCOUNT                  BOND SUBACCOUNT
                                   ---------------------------   ---------------------------   ---------------------------
                                   FOR THE SIX      FOR THE      FOR THE SIX      FOR THE      FOR THE SIX      FOR THE
                                   MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED
                                     JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,
                                       1998           1997           1998           1997           1998           1997
                                   ------------   ------------   ------------   ------------   ------------   ------------
From operations:
  Net investment income..........    $135,906       $ 53,040       $116,095      $  76,627       $  7,671       $  9,374
  Net realized gain on
    investments..................      14,892         33,607         12,138         84,704            579          1,672
  Net increase (decrease) in
    unrealized appreciation of
    investments..................     (39,898)       101,936        (65,096)        32,332         (3,255)           288
                                     --------       --------       --------      ---------       --------       --------
Net increase in net assets
  resulting from operations......     110,900        188,583         63,137        193,663          4,995         11,334
                                     --------       --------       --------      ---------       --------       --------
From unit transactions:
  Net proceeds from the issuance
    of units.....................      27,757         35,646         15,141         39,172          4,591          8,194
  Net asset value of units
    redeemed or used to meet
    contract obligations.........     (34,064)       (59,621)       (25,326)      (193,625)        (9,555)       (40,032)
                                     --------       --------       --------      ---------       --------       --------
Net decrease from unit
  transactions...................      (6,307)       (23,975)       (10,185)      (154,453)        (4,964)       (31,838)
                                     --------       --------       --------      ---------       --------       --------
Net increase (decrease) in net
  assets.........................     104,593        164,608         52,952         39,210             31        (20,504)
Net assets beginning of period...     798,134        633,526        705,660        666,450        156,537        177,041
                                     --------       --------       --------      ---------       --------       --------
Net assets end of period*........    $902,727       $798,134       $758,612      $ 705,660       $156,568       $156,537
                                     ========       ========       ========      =========       ========       ========
Units outstanding beginning of
  period.........................      14,506         14,958         12,292         15,149          6,639          8,041
Units issued during the period...         457            747            254            783            193            362
Units redeemed during the
  period.........................        (571)        (1,199)          (415)        (3,640)          (400)        (1,764)
                                     --------       --------       --------      ---------       --------       --------
Units outstanding end of
  period.........................      14,392         14,506         12,131         12,292          6,432          6,639
                                     ========       ========       ========      =========       ========       ========
---------------
* Includes undistributed net
  investment income of:              $303,927       $168,021       $443,853      $ 327,758       $171,505       $163,834

                                                                        VARIABLE LIFE
                                   ---------------------------------------------------------------------------------------
                                            LONG TERM                    DIVERSIFIED                  MONEY MARKET
                                         BOND SUBACCOUNT                 SUBACCOUNT                    SUBACCOUNT
                                   ---------------------------   ---------------------------   ---------------------------
                                   FOR THE SIX      FOR THE      FOR THE SIX      FOR THE      FOR THE SIX      FOR THE
                                   MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED
                                     JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,
                                       1998           1997           1998           1997           1998           1997
                                   ------------   ------------   ------------   ------------   ------------   ------------
From operations:
  Net investment income..........    $  3,706       $  5,147      $  257,746     $   77,745      $ 1,686        $  3,689
  Net realized gain on
    investments..................         786          3,780          33,725        100,092            0               0
  Net increase (decrease) in
    unrealized appreciation of
    investments..................        (962)           649        (144,774)        59,772            0               0
                                     --------       --------      ----------     ----------      -------        --------
Net increase in net assets
  resulting from operations......       3,530          9,576         146,697        237,609        1,686           3,689
                                     --------       --------      ----------     ----------      -------        --------
From unit transactions:
  Net proceeds from the issuance
    of units.....................       1,218          4,547          32,883         77,730        3,352           6,471
  Net asset value of units
    redeemed or used to meet
    contract obligations.........      (7,124)       (37,821)        (92,162)      (287,917)      (7,442)        (19,886)
                                     --------       --------      ----------     ----------      -------        --------
Net decrease from unit
  transactions...................      (5,906)       (33,274)        (59,279)      (210,187)      (4,090)        (13,415)
                                     --------       --------      ----------     ----------      -------        --------
Net increase (decrease) in net
  assets.........................      (2,376)       (23,698)         87,418         27,422       (2,404)         (9,726)
Net assets beginning of period...      71,555         95,253       1,111,163      1,083,741       75,563          85,289
                                     --------       --------      ----------     ----------      -------        --------
Net assets end of period*........    $ 69,179       $ 71,555      $1,198,581     $1,111,163      $73,159        $ 75,563
                                     ========       ========      ==========     ==========      =======        ========
Units outstanding beginning of
  period.........................       2,334          3,504          28,291         34,279        4,207           4,970
Units issued during the period...          39            165             788          2,219          185             368
Units redeemed during the
  period.........................        (228)        (1,335)         (2,190)        (8,207)        (410)         (1,131)
                                     --------       --------      ----------     ----------      -------        --------
Units outstanding end of
  period.........................       2,145          2,334          26,889         28,291        3,982           4,207
                                     ========       ========      ==========     ==========      =======        ========
---------------
* Includes undistributed net
  investment income of:              $103,801       $100,095      $  791,252     $  533,506      $78,862        $ 77,176

                       See notes to financial statements.

                                   MONY AMERICA

                                VARIABLE ACCOUNT L

                 STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
                                   (UNAUDITED)

                                                                     VARIABLE UNIVERSAL LIFE
                                     ---------------------------------------------------------------------------------------
                                          INTERMEDIATE TERM                 LONG TERM                    GOVERNMENT
                                                BOND                          BOND                       SECURITIES
                                             SUBACCOUNT                    SUBACCOUNT                    SUBACCOUNT
                                     ---------------------------   ---------------------------   ---------------------------
                                     FOR THE SIX      FOR THE      FOR THE SIX      FOR THE      FOR THE SIX      FOR THE
                                     MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED
                                       JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,
                                         1998           1997           1998           1997           1998           1997
                                     ------------   ------------   ------------   ------------   ------------   ------------
From operations:
  Net investment income............    $ 13,645       $  5,087      $   49,617     $  36,542      $  16,622      $  11,060
  Net realized gain on
    investments....................         622          1,269          30,716         6,284          7,573          4,933
  Net increase (decrease) in
    unrealized appreciation
    of investments.................      (5,617)         3,027         (27,923)       56,115        (12,537)         9,241
                                       --------       --------      ----------     ---------      ---------      ---------
Net increase in net assets
  resulting from operations........       8,650          9,383          52,410        98,941         11,658         25,234
                                       --------       --------      ----------     ---------      ---------      ---------
From unit transactions:
  Net proceeds from the issuance of
    units..........................     118,343        172,340         400,847       471,749        122,700        288,293
  Net asset value of units redeemed
    or used to meet contract
    obligations....................     (34,023)       (38,182)       (233,921)     (236,759)      (143,296)      (107,779)
                                       --------       --------      ----------     ---------      ---------      ---------
Net increase (decrease) from unit
  transactions.....................      84,320        134,158         166,926       234,990        (20,596)       180,514
                                       --------       --------      ----------     ---------      ---------      ---------
Net increase (decrease) in net
  assets...........................      92,970        143,541         219,336       333,931         (8,938)       205,748
Net assets beginning of period.....     234,365         90,824         948,462       614,531        498,405        292,657
                                       --------       --------      ----------     ---------      ---------      ---------
Net assets end of period*..........    $327,335       $234,365      $1,167,798     $ 948,462      $ 489,467      $ 498,405
                                       ========       ========      ==========     =========      =========      =========
Units outstanding beginning of
  period...........................      19,650          8,138          69,779        50,910         42,420         26,498
Units issued during the period.....       9,749         14,831          28,804        37,613         10,316         25,322
Units redeemed during the period...      (2,798)        (3,319)        (16,847)      (18,744)       (12,113)        (9,400)
                                       --------       --------      ----------     ---------      ---------      ---------
Units outstanding end of period....      26,601         19,650          81,736        69,779         40,623         42,420
                                       ========       ========      ==========     =========      =========      =========
---------------
* Includes undistributed net
  investment income of:                $ 19,742       $  6,097      $   96,924     $  47,307      $  31,146      $  14,524

                                       VARIABLE UNIVERSAL LIFE
                                     ---------------------------
                                                MONEY
                                               MARKET
                                             SUBACCOUNT
                                     ---------------------------
                                     FOR THE SIX      FOR THE
                                     MONTHS ENDED    YEAR ENDED
                                       JUNE 30,     DECEMBER 31,
                                         1998           1997
                                     ------------   ------------
From operations:
  Net investment income............  $    60,963    $    115,801
  Net realized gain on
    investments....................            0               0
  Net increase (decrease) in
    unrealized appreciation
    of investments.................            0               0
                                     -----------    ------------
Net increase in net assets
  resulting from operations........       60,963         115,801
                                     -----------    ------------
From unit transactions:
  Net proceeds from the issuance of
    units..........................    9,315,113      20,219,389
  Net asset value of units redeemed
    or used to meet contract
    obligations....................   (9,760,467)    (20,985,756)
                                     -----------    ------------
Net increase (decrease) from unit
  transactions.....................     (445,354)       (766,367)
                                     -----------    ------------
Net increase (decrease) in net
  assets...........................     (384,391)       (650,566)
Net assets beginning of period.....    3,698,674       4,349,240
                                     -----------    ------------
Net assets end of period*..........  $ 3,314,283    $  3,698,674
                                     ===========    ============
Units outstanding beginning of
  period...........................      325,979         400,565
Units issued during the period.....      810,944       1,818,649
Units redeemed during the period...     (851,167)     (1,893,235)
                                     -----------    ------------
Units outstanding end of period....      285,756         325,979
                                     ===========    ============
---------------
* Includes undistributed net
  investment income of:              $   283,554    $    222,591

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
                                  (UNAUDITED)

                                                            VARIABLE UNIVERSAL LIFE (CONTINUED)
                                  ---------------------------------------------------------------------------------------

                                            EQUITY                                                      MANAGED
                                          SUBACCOUNT               SMALL CAP SUBACCOUNT               SUBACCOUNT
                                  ---------------------------   ---------------------------   ---------------------------
                                  FOR THE SIX      FOR THE      FOR THE SIX      FOR THE      FOR THE SIX      FOR THE
                                  MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED
                                    JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,
                                      1998           1997           1998           1997           1998           1997
                                  ------------   ------------   ------------   ------------   ------------   ------------
From operations:
  Net investment income
    (loss)......................  $   (76,008)   $   467,545    $   (40,883)   $   660,447    $  (265,268)   $ 2,400,789
  Net realized gain on
    investments.................      656,808        746,120        495,853        342,745      2,430,525      2,836,432
  Net increase (decrease) in
    unrealized appreciation of
    investments.................    1,564,547        984,236        948,364        568,217      5,395,363      3,108,829
                                  -----------    -----------    -----------    -----------    -----------    -----------
Net increase in net assets
  resulting from operations.....    2,145,347      2,197,901      1,403,334      1,571,409      7,560,620      8,346,050
                                  -----------    -----------    -----------    -----------    -----------    -----------
From unit transactions:
  Net proceeds from the issuance
    of units....................    7,970,494     11,812,002      5,176,331      5,248,401     21,000,033     36,238,986
  Net asset value of units
    redeemed or used to meet
    contract obligations........   (2,311,325)    (2,656,849)    (1,131,446)    (1,072,152)    (6,800,197)    (9,726,108)
                                  -----------    -----------    -----------    -----------    -----------    -----------
Net increase from unit
  transactions..................    5,659,169      9,155,153      4,044,885      4,176,249     14,199,836     26,512,878
                                  -----------    -----------    -----------    -----------    -----------    -----------
Net increase in net assets......    7,804,516     11,353,054      5,448,219      5,747,658     21,760,456     34,858,928
Net assets beginning of
  period........................   16,482,798      5,129,744      8,184,725      2,437,067     60,069,001     25,210,073
                                  -----------    -----------    -----------    -----------    -----------    -----------
Net assets end of period*.......  $24,287,314    $16,482,798    $13,632,944    $ 8,184,725    $81,829,457    $60,069,001
                                  ===========    ===========    ===========    ===========    ===========    ===========
Units outstanding beginning of
  period........................      821,090        319,002        449,403        191,743      2,954,670      1,532,486
Units issued during the
  period........................      371,149        647,931        264,383        326,703        966,250      1,945,611
Units redeemed during the
  period........................     (107,856)      (145,843)       (57,474)       (69,043)      (313,247)      (523,427)
                                  -----------    -----------    -----------    -----------    -----------    -----------
Units outstanding end of
  period........................    1,084,383        821,090        656,312        449,403      3,607,673      2,954,670
                                  ===========    ===========    ===========    ===========    ===========    ===========

---------------
* Includes undistributed net
  investment income of:           $   462,899    $   538,907    $   664,950    $   705,833    $ 2,454,353    $ 2,719,621

                                             VARIABLE UNIVERSAL LIFE (CONTINUED)
                                  ---------------------------------------------------------
                                         INTERNATIONAL                  HIGH YIELD
                                            GROWTH                         BOND
                                          SUBACCOUNT                    SUBACCOUNT
                                  ---------------------------   ---------------------------
                                  FOR THE SIX      FOR THE      FOR THE SIX      FOR THE
                                  MONTHS ENDED    YEAR ENDED    MONTHS ENDED    YEAR ENDED
                                    JUNE 30,     DECEMBER 31,     JUNE 30,     DECEMBER 31,
                                      1998           1997           1998           1997
                                  ------------   ------------   ------------   ------------
From operations:
  Net investment income
    (loss)......................   $  (18,787)    $   98,833     $   81,959     $  111,190
  Net realized gain on
    investments.................       93,102        135,511         20,606         35,931
  Net increase (decrease) in
    unrealized appreciation of
    investments.................      500,168       (204,105)        (8,414)        12,532
                                   ----------     ----------     ----------     ----------
Net increase in net assets
  resulting from operations.....      574,483         30,239         94,151        159,653
                                   ----------     ----------     ----------     ----------
From unit transactions:
  Net proceeds from the issuance
    of units....................    1,952,718      3,034,936        928,475      1,268,282
  Net asset value of units
    redeemed or used to meet
    contract obligations........     (616,760)      (717,365)      (250,716)      (319,664)
                                   ----------     ----------     ----------     ----------
Net increase from unit
  transactions..................    1,335,958      2,317,571        677,759        948,618
                                   ----------     ----------     ----------     ----------
Net increase in net assets......    1,910,441      2,347,810        771,910      1,108,271
Net assets beginning of
  period........................    4,079,254      1,731,444      1,939,719        831,448
                                   ----------     ----------     ----------     ----------
Net assets end of period*.......   $5,989,695     $4,079,254     $2,711,629     $1,939,719
                                   ==========     ==========     ==========     ==========
Units outstanding beginning of
  period........................      290,466        128,820        138,275         66,709
Units issued during the
  period........................      127,685        211,751         64,149         95,695
Units redeemed during the
  period........................      (40,798)       (50,105)       (17,278)       (24,129)
                                   ----------     ----------     ----------     ----------
Units outstanding end of
  period........................      377,353        290,466        185,146        138,275
                                   ==========     ==========     ==========     ==========
---------------
* Includes undistributed net
  investment income of:            $   96,926     $  115,713     $  242,896     $  160,937

                       See notes to financial statements.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION AND BUSINESS

     MONY America Variable Account L (the "Variable Account") is a separate investment account established on February 19, 1985 by MONY Life Insurance Company of America ("MONY America"), under the laws of the State of Arizona.

     The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY America's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life Insurance (Strategist), Variable Universal Life (MONYEquity Master) and Corporate Sponsored Variable Life Insurance policies. These policies are issued by MONY America, which is a wholly-owned subsidiary of The Mutual Life Insurance Company of New York ("MONY"). For presentation purposes, the information related to the Variable Life and Variable Universal Life Insurance policies are presented here.

     There are currently six Variable Life Subaccounts and nine Variable Universal Life Subaccounts within the Variable Account, each invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund") or the Enterprise Accumulation Trust ("Enterprise") (collectively, the "Funds"). The subaccounts of the Variable Universal Life commenced operations during 1995. The Funds are registered under the 1940 Act as open end, diversified, management investment companies.

     A full presentation of the related financial statements and footnotes of the Fund and Enterprise are contained on pages 60 to 93 and 95 to 126, respectively, and should be read in conjunction with these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

  Investment:

     The investment in shares of each of the respective portfolios is stated at value which is the net asset values of the Funds. Except for the Money Market Portfolios, net asset values are based upon market quotations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolios, the net asset values are based on amortized cost of the securities held which approximates value.

  Taxes:

     MONY America is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY America does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized capital gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for federal income tax purposes.

3. RELATED PARTY TRANSACTIONS

     MONY America is the legal owner of the assets held by the Variable Account.

     Policy premiums received from MONY America by the Variable Account represent gross policy premiums recorded by MONY America less deductions retained as compensation for certain sales distribution expenses and premium taxes.

     The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders are deducted on each monthly date from the cash value of the contract to compensate MONY America. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for the Variable Life and Variable Universal Subaccounts for 1998 aggregated $7,530,394.

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

             NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

3. RELATED PARTY TRANSACTIONS (CONTINUED)
     MONY America receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of .60 percent (for the Variable Life Subaccounts) and .75 percent (for the Variable Universal Life Subaccounts) of aggregate average daily net assets. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

     Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to Enterprise, and it receives amounts paid by Enterprise for those services.

4. INVESTMENTS

     Investments in Variable Life at cost, at June 30, 1998 consist of the following:

                                                            MONY SERIES FUND, INC.
                                  --------------------------------------------------------------------------
                                   EQUITY      EQUITY     INTERMEDIATE   LONG TERM                   MONEY
                                   GROWTH      INCOME      TERM BOND       BOND      DIVERSIFIED    MARKET
                                  PORTFOLIO   PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
                                  ---------   ---------   ------------   ---------   -----------   ---------
Shares beginning of period:
  Shares........................    22,121      26,039        14,077        5,245        53,914      75,563
  Amount........................  $546,247    $487,414      $148,164     $ 63,055    $  806,595    $ 75,563
                                  --------    --------      --------     --------    ----------    --------
Shares acquired:
  Shares........................       796         654           423          100         1,963       3,404
  Amount........................  $ 28,051    $ 17,599      $  4,686     $  1,334    $   37,814    $  3,404
Shares received for reinvestment
  of dividends:
  Shares........................     4,089       4,582           759          300        14,780       1,905
  Amount........................  $138,442    $118,315      $  8,132     $  3,912    $  261,166    $  1,905
Shares redeemed:
  Shares........................    (1,073)     (1,135)         (922)        (551)       (5,233)     (7,713)
  Amount........................  $(22,002)   $(17,866)     $ (9,532)    $ (6,660)   $  (66,788)   $ (7,713)
                                  --------    --------      --------     --------    ----------    --------
Net change:
  Shares........................     3,812       4,101           260         (151)       11,510      (2,404)
  Amount........................  $144,491    $118,048      $  3,286     $ (1,414)   $  232,192    $ (2,404)
                                  --------    --------      --------     --------    ----------    --------
Shares end of period:
  Shares........................    25,933      30,140        14,337        5,094        65,424      73,159
  Amount........................  $690,738    $605,462      $151,450     $ 61,641    $1,038,787    $ 73,159
                                  ========    ========      ========     ========    ==========    ========

                                  MONY AMERICA

                               VARIABLE ACCOUNT L

             NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

4. INVESTMENTS (CONTINUED)
     Investments in Variable Universal Life at cost, at June 30, 1998 consist of the following:

                                      MONY SERIES FUND, INC.
                       -----------------------------------------------------
                       INTERMEDIATE      LONG
                           TERM          TERM      GOVERNMENT      MONEY
                           BOND          BOND      SECURITIES      MARKET
                        PORTFOLIO     PORTFOLIO    PORTFOLIO     PORTFOLIO
                       ------------   ----------   ----------   ------------
Shares beginning of
  period:
  Shares.............      21,076     $   69,535      45,767       3,698,674
  Amount.............    $229,105     $  870,461   $ 482,067    $  3,698,674
                         --------     ----------   ---------    ------------
Shares acquired:
  Shares.............      11,212         32,608      13,757      11,089,287
  Amount.............    $124,009     $  440,071   $ 148,924    $ 11,089,287
Shares received for
  reinvestment of
  dividends:
  Shares.............       1,372          4,085       1,728          71,134
  Amount.............    $ 14,696     $   53,185   $  18,282    $     71,134
Shares redeemed:
  Shares.............      (3,684)       (20,234)    (15,763)    (11,544,812)
  Amount.............    $(40,118)    $ (245,997)  $(163,607)   $(11,544,812)
                         --------     ----------   ---------    ------------
Net change:
  Shares.............       8,900         16,459        (278)       (384,391)
  Amount.............    $ 98,587     $  247,259   $   3,599    $   (384,391)
                         --------     ----------   ---------    ------------
Shares end of period:
  Shares.............      29,976         85,994      45,489       3,314,283
  Amount.............    $327,692     $1,117,720   $ 485,666    $  3,314,283
                         ========     ==========   =========    ============

                                          ENTERPRISE ACCUMULATION TRUST
                       --------------------------------------------------------------------
                                                                                    HIGH
                                                                 INTERNATIONAL     YIELD
                         EQUITY       SMALL CAP      MANAGED        GROWTH          BOND
                        PORTFOLIO     PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO
                       -----------   -----------   -----------   -------------   ----------
Shares beginning of
  period:
  Shares.............      469,730       306,544     1,473,001       660,074        339,706
  Amount.............  $15,117,468   $ 7,542,179   $54,701,619    $4,186,777     $1,900,963
                       -----------   -----------   -----------    ----------     ----------
Shares acquired:
  Shares.............      218,389       192,950       499,841       303,244        179,136
  Amount.............  $ 8,217,427   $ 5,553,977   $21,877,939    $2,042,440     $1,038,343
Shares received for
  reinvestment of
  dividends:
  Shares.............            0             0             0             0         15,654
  Amount.............  $         0   $         0   $         0    $        0     $   90,721
Shares redeemed:
  Shares.............      (69,964)      (53,390)     (180,695)     (108,867)       (63,727)
  Amount.............  $(1,977,458)  $(1,054,122)  $(5,512,846)   $ (632,167)    $ (348,740)
                       -----------   -----------   -----------    ----------     ----------
Net change:
  Shares.............      148,425       139,560       319,146       194,377        131,063
  Amount.............  $ 6,239,969   $ 4,499,855   $16,365,093    $1,410,273     $  780,324
                       -----------   -----------   -----------    ----------     ----------
Shares end of period:
  Shares.............      618,155       446,104     1,792,147       854,451        470,769
  Amount.............  $21,357,437   $12,042,034   $71,066,712    $5,597,050     $2,681,287
                       ===========   ===========   ===========    ==========     ==========

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF
MONY LIFE INSURANCE COMPANY OF AMERICA:

     We have audited the accompanying statutory statements of admitted assets, liabilities, capital and surplus of MONY Life Insurance Company of America ("the Company") as of December 31, 1997 and 1996, and the related statutory statements of operations, capital and surplus, and cash flows for the years then ended. These statutory financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The Company presents its financial statements in conformity with the accounting practices prescribed or permitted by the Insurance Department of the State of Arizona ("statutory"), which is a comprehensive basis of accounting other than generally accepted accounting principles ("GAAP"). As explained in
Note 2 to the financial statements, the accounting practices used by the Company vary from generally accepted accounting principles, and the effects of these variances are material.

     In our opinion, because of the effects of the matter discussed in the preceding paragraph, the statutory financial statements referred to above do not present fairly, in conformity with GAAP, the financial position of the Company as of December 31, 1997 and 1996, or the results of its operations and its cash flows, for the years then ended.

     In our opinion, however, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended on the basis of accounting described in Note 2.

     Our audits were conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The Supplemental Schedule of Selected Financial Data is presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and is not a required part of the basic financial statements. The Supplemental Schedule of Selected Financial Data has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                          COOPERS & LYBRAND L.L.P.

New York, New York
February 27, 1998

                     MONY LIFE INSURANCE COMPANY OF AMERICA

              STATEMENTS OF ADMITTED ASSETS, LIABILITIES, CAPITAL
                         AND SURPLUS -- STATUTORY BASIS
                                 (IN THOUSANDS)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1997         1996
                                                                 ----         ----
                                       ASSETS
Cash and invested assets:
     Cash and short-term investments........................  $   45,956   $   90,207
     Bonds..................................................   1,074,724    1,047,957
     Common stocks..........................................         981        1,235
     Mortgage loans.........................................     134,828      158,847
     Real estate............................................      22,627       40,725
     Policy loans...........................................      45,892       41,464
     Other invested assets..................................       7,001        8,518
                                                              ----------   ----------
          Total cash and invested assets....................   1,332,009    1,388,953
Investment income due and accrued...........................      22,402       20,401
Other assets................................................         247        2,511
Separate account assets.....................................   3,606,711    2,529,992
                                                              ----------   ----------
          Total assets......................................  $4,961,369   $3,941,857
                                                              ==========   ==========

                          LIABILITIES, CAPITAL AND SURPLUS
Liabilities:
     Life insurance and annuity reserves....................  $1,241,979   $1,284,529
     Deposits left with the Company.........................      23,197       23,525
     Policy claims in process of settlement.................       8,331        6,085
     Federal income taxes due or accrued....................      17,837       29,077
     Transfers from separate accounts.......................    (128,943)     (97,477)
     Other liabilities......................................      32,869       18,842
     Separate account liabilities...........................   3,606,711    2,529,992
     Interest maintenance reserve...........................       3,965        3,583
     Investment reserves....................................       6,000        4,000
     Asset valuation reserve................................      16,272       17,887
                                                              ----------   ----------
          Total liabilities.................................   4,828,218    3,820,043
Capital and surplus:
     Capital stock, $1.00 par value; authorized, 5,000,000
      shares issued and outstanding, 2,500,000 shares.......       2,500        2,500
     Additional paid-in capital.............................     133,500      133,500
     Unassigned funds.......................................      (2,849)     (14,186)
                                                              ----------   ----------
          Total capital and surplus.........................     133,151      121,814
                                                              ----------   ----------
          Total liabilities, capital and surplus............  $4,961,369   $3,941,857
                                                              ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                  STATEMENTS OF OPERATIONS -- STATUTORY BASIS
                                 (IN THOUSANDS)

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                                ----        ----
Premiums, annuity considerations and fund deposits..........  $799,035    $741,870
Net investment income.......................................    99,006     102,092
Other income (net)..........................................       332          22
                                                              --------    --------
                                                               898,373     843,984
Policyholder and contractholder benefits....................   407,381     336,731
Change in policy and contract reserves......................   (42,879)    (35,010)
Commissions.................................................    40,860      36,793
Operating expenses..........................................    64,866      53,212
Transfer to separate accounts...............................   397,492     428,101
                                                              --------    --------
                                                               867,720     819,827
Net gain from operations before federal income taxes........    30,653      24,157
Federal income taxes........................................    17,390      14,407
                                                              --------    --------
Net gain from operations....................................    13,263       9,750
  Net realized capital losses (See Note 7)..................    (3,544)     (1,720)
                                                              --------    --------
Net Income..................................................  $  9,719    $  8,030
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

              STATEMENTS OF CAPITAL AND SURPLUS -- STATUTORY BASIS
                                 (IN THOUSANDS)

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                                ----        ----
Capital and surplus, beginning of year......................  $121,814    $115,630
                                                              --------    --------
Net income..................................................     9,719       8,030
Change in net unrealized capital gains......................     2,774       1,618
Change in non-admitted assets...............................      (771)        384
Change in asset valuation reserve...........................     1,615      (3,848)
Increase in investment reserve..............................    (2,000)          0
                                                              --------    --------
Net change in capital and surplus for the year..............    11,337       6,184
                                                              --------    --------
Capital and surplus, end of year............................  $133,151    $121,814
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                  STATEMENTS OF CASH FLOWS -- STATUTORY BASIS
                                 (IN THOUSANDS)

                                                               FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997         1996
                                                                ----         ----
CASH FROM OPERATIONS:
     Premiums, annuity considerations and fund deposits.....  $ 799,751    $ 741,905
     Investment income, net of investment expenses..........     97,589      104,606
     Other income...........................................        833          985
     Policy benefits paid...................................   (405,289)    (336,206)
     Transfers to separate accounts.........................   (428,958)    (460,502)
     Commissions, other expenses and taxes paid.............   (105,188)     (91,150)
     Federal income taxes (excluding tax on capital
      gains)................................................    (27,516)           0
                                                              ---------    ---------

               Net cash from operations.....................    (68,778)     (40,362)
                                                              ---------    ---------
CASH FROM INVESTMENTS:
     Proceeds from investments sold, matured or repaid:
          Bonds.............................................    130,649      134,846
          Stocks............................................      1,050            0
          Mortgage loans....................................     37,670       53,226
          Real estate.......................................     18,453       19,790
          Other invested assets.............................      1,512           18
          Other.............................................        361           88
          Taxes paid on net capital gains...................     (1,564)           0
                                                              ---------    ---------
               Total investment proceeds....................    188,131      207,968
                                                              ---------    ---------

     Cost of investments acquired:
          Bonds.............................................    157,583      163,792
          Stocks............................................         68           40
          Mortgage loans....................................     13,641       38,651
          Real estate.......................................      1,180        3,392
          Other invested assets.............................        574        1,388
          Change in policy loans............................      4,428        3,339
                                                              ---------    ---------
               Total investments acquired...................    177,474      210,602
                                                              ---------    ---------

               Net cash from investments....................     10,657       (2,634)
                                                              ---------    ---------

CASH FROM FINANCING AND MISCELLANEOUS SOURCES:
     Cash provided:
          Other sources.....................................     13,870        8,041
                                                              ---------    ---------
               Net cash from financing and miscellaneous
                 sources....................................     13,870        8,041
                                                              ---------    ---------

     Net change in cash and short-term investments..........    (44,251)     (34,955)
Cash and short-term investments, beginning of year..........     90,207      125,162
                                                              ---------    ---------
Cash and short-term investments, end of year................  $  45,956    $  90,207
                                                              =========    =========

   The accompanying notes are an integral part of these financial statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION:

     MONY Life Insurance Company of America (the "Company"), an Arizona corporation, is a wholly owned subsidiary of The Mutual Life Insurance Company of New York ("MONY"), a mutual life insurance company. The Company's primary business is to provide interest-sensitive life insurance and asset accumulation products to business owners, growing families, and pre-retirees. The Company's insurance and financial products are marketed and distributed directly to individuals primarily through MONY's career agency sales force. These products are sold throughout the United States (except New York) and Puerto Rico.

     On September 8, 1997, MONY announced that it is pursuing converting to a stock life insurance company through demutualization. In connection with the demutualization, MONY has prepared a Plan of Reorganization ("the Plan") which is subject to approval by the Insurance Department of the State of New York as well as adoption by MONY's Board of Trustees and approval by MONY's policyholders.

     In accordance with the Plan, subject to the approvals indicated above, among other things, MONY will convert from a New York mutual life insurance company to a New York stock life insurance company (the "Plan of Demutualization") and become a wholly owned subsidiary of MONY Financial Services Corporation (the "Holding Company"), a holding company organized in Delaware for the purpose of becoming the parent holding company of MONY.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The accompanying statutory financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Arizona ("statutory"), which is a comprehensive basis of accounting other than generally accepted accounting principles ("GAAP").

     The preparation of statutory financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of results of operations and changes in surplus during the reporting period. Actual results could differ significantly from those estimates. The most significant estimates made in conjunction with the preparation of the Company's financial statements include those used in determining (i) valuation reserves for mortgage loans and real estate investments, and (ii) the liability for future policy benefits.

     In financial statements prepared in conformity with statutory accounting, the accounting treatment of certain items is different than for financial statements prepared in conformity with GAAP. Some of the general differences include:

     - Policy acquisition costs, such as commissions and other costs incurred in connection with acquiring new and renewal business, are expensed when incurred; under GAAP, such costs are deferred and amortized over the present value of expected gross margins.

     - Premiums for universal life and investment-type products are recognized as revenue when due; under GAAP, they are reported as deposits to policyholders' account balances. Revenues from these contracts under GAAP consist of amounts assessed during the period against policyholders' account balances for mortality, policy administration and surrender charges.

     - Policy reserves are based on statutory mortality and interest requirements, without consideration of withdrawals, and are reported net of reinsurance reserve credits; under GAAP, the reserves for interest sensitive life and annuity products are equal to the fund value and are reported gross of reinsurance reserve credits.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
     - No provision is made for deferred income taxes; under GAAP, deferred income taxes result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

     - An interest maintenance reserve ("IMR") is established as a liability to capture realized investment gains and losses, net of tax, on the sale of fixed maturities and mortgage loans resulting from changes in the general level of interest rates, and is amortized into income over the remaining years to expected maturity of the assets sold; under GAAP, assets are carried on the balance sheet, net of appropriate valuation allowances.

     - An asset valuation reserve ("AVR"), based upon a formula prescribed by the NAIC, is established as a liability to offset potential non-interest related investment losses, and changes in the AVR are charged or credited to surplus; under GAAP, no such reserve is required.

     - Bonds in good standing are generally carried at amortized cost; under GAAP, bonds which are classified as available for sale are carried at fair value and the related change in unrealized gains and losses, net of related deferred taxes and an adjustment for deferred policy acquisition costs, is reported as a component of other comprehensive income in equity.

     - Certain assets designated as "non-admitted," are excluded from assets by a direct charge to surplus; under GAAP, such assets are carried on the balance sheet, net of appropriate valuation allowances.

     - Methods used for calculating real estate and mortgage loan values and real estate depreciation under statutory reporting are different from those used for GAAP.

     - Cash equivalents are defined as all highly liquid debt securities with original maturities of twelve months or less; under GAAP, cash equivalents are defined as short-term, highly liquid investments, which generally have original maturities of three months or less.

     The following is a description of the Company's principal statutory accounting policies:

  a. Premiums and Insurance Expenses

     Premiums are included in revenue over the premium payment periods of the related policies. Annuity considerations and fund deposits are included in revenue as received.

     The costs of acquiring new business, primarily commissions, underwriting, agency and other costs related to issuance, maintenance and settlement of policies are charged to operations in the year incurred.

  b. Investments

     Bonds are stated at amortized cost, except those bonds not in good standing, which are carried at NAIC-designated values, which approximate fair value. Loan-backed bonds and structured securities are valued at amortized cost using the effective interest method considering anticipated prepayments at the date of purchase; significant changes in the estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Common stocks are carried at fair value. Policy loans are carried at their unpaid principal balances. Short-term investments are carried at amortized cost and consist of securities with original maturities of twelve months or less.

     Mortgage loans other than those in process of foreclosure are carried at their unpaid principal balances adjusted for unamortized premium or discount. Real estate owned for investment is carried at depreciated cost, less encumbrances, if any. There were no encumbrances in 1997 or 1996. Joint ventures in real estate are

                     MONY LIFE INSURANCE COMPANY OF AMERICA

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
included in Other Invested Assets and are carried principally at their equity value. Other investments are generally carried at cost.

     Real estate acquired through foreclosure is carried at the lower of cost, less accumulated depreciation and encumbrances, if any, or estimated fair value at the time of foreclosure. There were no encumbrances in 1997 or 1996. Mortgage loans in process of foreclosure are carried at the lower of the current carrying value or estimated fair value. Fair value is determined by using the estimated discounted cash flows expected from the underlying real estate properties. These projected cash flows are based on estimates regarding future operating expenses, lease rates, occupancy levels and investors' targeted yields.

     The Company provides, through a direct charge to surplus, an investment valuation reserve for permanent impairment of real estate investments, joint ventures in real estate, mortgage loans delinquent for more than 60 days and restructured mortgage loans. This reserve reflects, in part, the excess of the carrying value of such assets over the estimated undiscounted cash flows expected from the underlying real estate properties. These projected cash flows are based on estimates similar to those described in the preceding paragraph. As of December 31, 1997 and 1996, the Company's investment valuation reserve was $6 million and $4 million, respectively.

     Derivative instruments are valued consistently with the items being hedged. Hedges of fixed income assets and/or liabilities are valued at amortized cost. Derivatives that cease to be effective hedges are valued at market value.

     Realized capital gains and losses on sales of investments are determined on the basis of specific identification. Unrealized capital gains and losses are recorded directly to surplus. Investment income is recognized as earned. Investment income earned includes the amortization of premium and accretion of discount relative to bonds acquired at other than their par value and excludes certain overdue due and accrued interest income.

  c. Interest Maintenance Reserve and Asset Valuation Reserve

     Realized investment gains and losses (net of tax) for bonds and mortgage loans resulting from changes in interest rates are deferred, and credited or charged to the IMR. These amounts are amortized into net income over the remaining years to expected maturity of the assets sold.

     The AVR is based upon a formula prescribed by the NAIC and functions as a reserve for potential non-interest related investment losses. In addition, realized investment gains and losses (not subject to the IMR) and unrealized gains and losses result in changes in the AVR which are recorded directly to surplus.

  d. Policy Reserves

     Policy reserves for deferred annuity contracts are computed by using the Commissioners' Annuity Reserve Valuation Method by using the 1971 IAM Table for contracts issued before 1984 and the 1983 Table A for contracts issued since 1983 and prescribed statutory interest rates. Policy reserves for universal life and single premium whole life contracts are computed by using the Commissioners' Reserve Valuation Method and by using the 1958 and 1980 CSO Tables, and prescribed statutory interest rates.

  e. Non-admitted Assets

     Certain assets designated as "non-admitted" assets (principally miscellaneous receivables) are excluded from the statements of admitted assets, liabilities, capital and surplus.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
  f. Separate Account Assets and Liabilities

     Separate account assets and liabilities represent primarily segregated funds administered and invested by the Company for the benefit of certain contractholders. Assets consist of securities reported at market value. Premiums, benefits and expenses of the separate accounts are included in the Company's statements of operations.

  g. Depreciation

     The Company uses the constant-yield method of depreciation for substantially all investments in real estate and real estate joint ventures and limited partnerships acquired prior to January 1, 1991. Acquisitions subsequent to January 1, 1991 and foreclosed real estate are depreciated on the straight-line method. Real estate assets and improvements are generally depreciated over ten to forty-year periods and leasehold improvements are depreciated over the lives of the leases. Depreciation expense related to investments in real estate was $1.1 million and $1.4 million in 1997 and 1996, respectively; accumulated depreciation was $4.4 million at December 31, 1997 and 1996.

  h. Cash Flows

     Short-term investments are characterized as cash equivalents for purposes of the statements of cash flows.

     Certain amounts for 1996 have been reclassified to conform to the 1997 presentation.

3.  CAPITAL AND SURPLUS:

     MONY guaranteed to the states who requested it, pursuant to conditions imposed by such states as a prerequisite for the licensing of new subsidiaries, that the Company's capital and surplus would be maintained at a level at least equivalent to the minimum capital and surplus required for admission to conduct business in those states. As of December 31, 1997 and 1996, this guarantee was outstanding in the state of New Jersey.

4.  RELATED PARTY TRANSACTIONS:

     At both December 31, 1997 and 1996, approximately 26 percent of the Company's investments in mortgages were held through joint participation with MONY. In addition, approximately 100 percent and 87 percent of the Company's real estate and joint venture investments were held through joint participation with MONY at December 31, 1997 and 1996, respectively.

     In 1997 the New York City Industrial Development Agency issued bonds in the total amount of $16.0 million for the benefit of MONY related to MONY's consolidation of site locations to New York City. Debt service under the bonds is funded by lease payments by MONY to the bond trustee for the benefit of the Company, which is the sole bondholder. The bonds are listed as affiliated bonds on Schedule D.

     The Company and MONY are parties to an agreement whereby MONY agrees to reimburse the Company to the extent that the Company's recognized loss as a result of mortgage loan default or foreclosure or subsequent sale of the underlying collateral exceeds 75 percent of the appraised value of the loan at origination for each such mortgage loan. Pursuant to the agreement, the Company received payments from MONY totaling $0.1 million in both 1997 and 1996.

     The Company has a service agreements with MONY whereby MONY provides personnel services, facilities, supplies and equipment to the Company to conduct its business as well as for the Company to

                     MONY LIFE INSURANCE COMPANY OF AMERICA

4.  RELATED PARTY TRANSACTIONS (CONTINUED):
provide services to MONY Series Fund, Inc. ("the Fund"), an affiliate of the Company, as an investment advisor. Services rendered by MONY under these agreements are provided on a cost reimbursable basis.

     The Company has an investment advisory agreement with the Fund with respect to the investment and management of the Fund's invested assets. The Company is compensated for such services with an investment management fee computed in accordance with the terms of the agreement.

     The Company has three underwriting agreements with the Fund and MONY Securities Corporation ("MSC"). The agreements provide for MSC to act as the principal underwriter for the sale of the Company's flexible premium variable annuity contracts and as the broker for the sale of the Fund's shares. These agreements may be terminated at any time by either MSC or the Company upon sixty days prior notice.

     In addition, the Company has an investment advisory agreement with MONY whereby MONY provides investment advisory services with respect to the investment and management of the Company's investment portfolio. The agreement provides for scheduled fees for actual cost reimbursement and may be terminated by either party upon 60 days written notice.

5.  FIXED MATURITY SECURITIES AND COMMON STOCKS:

  Fixed Maturity Securities by Investment Type and Common Stocks:

     The cost and estimated fair value (see Note 8) of investments in fixed maturity securities (including short-term investments and bonds) and common stocks as of December 31, 1997 and December 31, 1996 are presented in the table below. Cost is amortized cost for fixed maturity securities and original cost for common stocks.

                                                                      GROSS          GROSS           ESTIMATED
                                                                   UNREALIZED     UNREALIZED           FAIR
                                                   COST               GAINS         LOSSES             VALUE
                                            -------------------   -------------   -----------   -------------------
                                              1997       1996     1997    1996    1997   1996     1997       1996
                                              ----       ----     ----    ----    ----   ----     ----       ----
                                                                     (DOLLARS IN MILLIONS)
U.S. Treasury securities & obligations of
  U.S. government agencies................  $    5.9   $    5.9   $ 0.0   $ 0.0   $0.0   $0.0   $    5.9   $    5.9
Collateralized mortgage obligations:
  Government agency backed................     123.7      126.4     2.2     1.3   0.1    1.0       125.8      126.7
  Non-agency backed.......................      34.5       35.0     2.0     1.5   0.0    0.2        36.5       36.3
Other asset backed securities:
  Government agency backed................       0.2        0.2     0.0     0.0   0.0    0.0         0.2        0.2
  Non-agency backed.......................      93.8       98.5     2.1     1.3   0.2    0.7        95.7       99.1
Public utilities..........................     123.8      129.0     3.1     2.3   0.2    1.0       126.7      130.3
Corporate bonds...........................     676.8      653.0    18.0    13.2   2.2    4.8       692.6      661.4
Affiliates................................      16.0        0.0     0.0     0.0   0.0    0.0        16.0        0.0
                                            --------   --------   -----   -----   ----   ----   --------   --------
  Total bonds.............................   1,074.7    1,048.0    27.4    19.6   2.7    7.7     1,099.4    1,059.9
Commercial paper..........................      25.7       86.5     0.0     0.0   0.0    0.0        25.7       86.5
                                            --------   --------   -----   -----   ----   ----   --------   --------
  Total bonds and short-term
    investments...........................  $1,100.4   $1,134.5   $27.4   $19.6   $2.7   $7.7   $1,125.1   $1,146.4
                                            ========   ========   =====   =====   ====   ====   ========   ========
Common stocks.............................  $    0.8   $    1.1   $ 0.2   $ 0.1   $0.0   $0.0   $    1.0   $    1.2
                                            ========   ========   =====   =====   ====   ====   ========   ========

     Amortized cost represents the principal amount of the fixed maturity securities adjusted by unamortized premium or discount and reduced by writedowns of $0.4 million and $3.4 million at December 31, 1997 and 1996, respectively, as required by the NAIC for securities which are in or near default.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

5.  FIXED MATURITY SECURITIES AND COMMON STOCKS (CONTINUED):
     At December 31, 1997, 78.2% of the Company's Collateralized Mortgage Obligation (CMO) portfolio was held in U.S. government and government agency-backed securities. The remainder of the CMO portfolio consisted of NAIC category 1 investment grade securities.

  Maturities of Fixed Maturity Securities:

     The amortized cost and estimated fair value of fixed maturity securities by maturity date as of December 31, 1997 are as follows:

                                                                       ESTIMATED
                                                          AMORTIZED      FAIR
                                                            COST         VALUE
                                                          ---------    ---------
                                                             ($ IN MILLIONS)
Due in one year or less.................................  $   48.9     $   49.0
Due after one year through five years...................     411.4        418.1
Due after five years through ten years..................     380.4        391.3
Due after ten years.....................................     259.7        266.7
                                                          --------     --------
                                                          $1,100.4     $1,125.1
                                                          ========     ========

     Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     Proceeds from sales of investments in fixed maturity securities during 1997 and 1996 were $31.3 million and $13.3 million, respectively. Gross gains of $0.5 million in 1997 and $0.2 million in 1996, and gross losses of $4.3 million in 1997 and $0.3 million in 1996 were realized on these sales.

     Proceeds from sales of investments in common stocks during 1997 and 1996 were $1.0 million and $0, respectively. Gross gains of $0.7 million in 1997 and $0 in 1996, and gross losses of $0 in 1997 and $0 in 1996 were realized on these sales.

     There were no non-income producing bonds and redeemable preferred stocks for the twelve months preceding December 31, 1997. The carrying values of fixed maturity securities which were non-income producing for the twelve months preceding December 31, 1996 were $1.0 million.

6.  MORTGAGE LOANS AND REAL ESTATE:

     The Company invests in mortgage loans collateralized by commercial and agricultural real estate. Such mortgage loans consist primarily of first mortgage liens on completed income-producing properties, including agricultural properties. As of December 31, 1997, $55.3 million of mortgage loans have terms that require amortization, and $79.5 million of mortgage loans require partial amortization or are non-amortizing. Mortgage loans delinquent over 90 days or in process of foreclosure were $0.6 million at December 31, 1997 and there were no mortgage loans delinquent over 90 days or in process of foreclosure at December 31, 1996. There were no properties acquired through foreclosure during 1997 or 1996.

     The Company has performing restructured mortgage loans of $14.1 million as of December 31, 1997 and $15.0 million as of December 31, 1996. The new terms typically reduce the contract rate of interest. Interest is recognized in income based on the modified rate of the loan. Gross interest income on restructured loans that would have been recorded in accordance with the loans' original terms was approximately $1.4 million in 1997 and $1.5 million in 1996. Gross interest income recognized in net income for the period from these loans was $1.0 million in 1997 and $1.1 million in 1996. There are no commitments to lend additional funds to any debtor involved in a restructuring.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

6.  MORTGAGE LOANS AND REAL ESTATE (CONTINUED):
     At both December 31, 1997 and 1996, there were no mortgage loans that were non-income producing for the preceding twelve months.

     At both December 31, 1997 and 1996, there were no real estate properties that were non-income producing for the preceding twelve months.

7.  INVESTMENT INCOME, REALIZED AND UNREALIZED CAPITAL GAINS (LOSSES):

     Net investment income for the years ended December 31, 1997 and 1996 was derived from the following sources:

                                                                 1997      1996
                                                                 ----      ----
                                                                ($ IN MILLIONS)
NET INVESTMENT INCOME
------------------------------------------------------------
Bonds and common stock......................................    $ 79.0    $ 77.5
Mortgage loans..............................................      12.0      14.4
Real estate (net of property expenses)......................       1.2       3.0
Policy loans................................................       3.5       2.7
Other investments (including cash & short-term
  investments)..............................................       6.6       7.5
                                                                ------    ------
     Total investment income................................     102.3     105.1
Investment expenses.........................................       3.3       3.0
                                                                ------    ------
     Net investment income..................................    $ 99.0    $102.1
                                                                ======    ======

     Net realized capital gains (losses) on investments for the years ended December 31, 1997 and 1996 are summarized as follows:

                                                                 1997      1996
                                                                 ----      ----
                                                                ($ IN MILLIONS)
REALIZED CAPITAL GAINS (LOSSES)
------------------------------------------------------------
Bonds and common stock......................................    $(2.4)    $ 0.9
Real estate and mortgage loans..............................      0.4      (0.1)
Derivative instruments......................................      0.0      (0.8)
Other.......................................................     (0.2)      0.0
                                                                -----     -----
                                                                 (2.2)      0.0
Taxes.......................................................     (0.5)     (0.8)
Transferred to IMR, net of taxes............................     (0.8)     (0.9)
                                                                -----     -----
     Net realized capital losses............................    $(3.5)    $(1.7)
                                                                =====     =====

     During 1997 and 1996, realized capital losses resulting from changes in interest rates on bonds of $0.8 million (net of $0.5 million tax) and $0.9 million (net of $0.5 million tax), respectively, were transferred to the Company's IMR for future amortization into net income.

     Net unrealized capital gains were $2.8 million in 1997 and $1.6 million in 1996. The 1997 and 1996 net unrealized gains include writedowns of approximately $0.2 million in 1997 and $0 in 1996 on real estate acquired through foreclosure and mortgage loans in process of foreclosure. These gains and losses are detailed by asset type in the table below.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

7.  INVESTMENT INCOME, REALIZED AND UNREALIZED CAPITAL GAINS (LOSSES)
(CONTINUED):

                                                                 1997     1996
                                                                 ----     ----
                                                                ($ IN MILLIONS)
UNREALIZED CAPITAL GAINS (LOSSES)
------------------------------------------------------------
Bonds and stocks............................................    $ 3.0     $1.6
Real estate and mortgage loans..............................     (0.2)     0.0
                                                                -----     ----
     Total net unrealized capital gains.....................    $ 2.8     $1.6
                                                                =====     ====

8.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The estimated fair values of mortgage loans, common stocks, cash, short-term investments, separate account assets and liabilities, and investment-type contracts approximate their carrying amounts. The carrying values of bonds were $1,074.7 million and $1,048.0 million at December 31, 1997 and 1996, respectively. The estimated fair values of bonds were $1,099.4 million and $1,059.9 million at December 31, 1997 and 1996, respectively.

     The methods and assumptions utilized in estimating these fair values of financial instruments are summarized as follows:

  Fixed maturity securities (See Note 5)

     The estimated fair values of fixed maturity securities are based upon quoted market prices, where available. The fair values of fixed maturity securities not actively traded and other non-publicly traded securities are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market interest rate commensurate with the credit quality and term of the investments.

  Mortgage loans

     The fair value of mortgage loans is estimated by discounting expected future cash flows, using current interest rates for similar loans to borrowers with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. The fair value of mortgage loans in process of foreclosure is the estimated fair value of the underlying collateral.

  Policy loans

     Policy loans are an integral component of insurance contracts and have no maturity dates. Management has determined that it is not practicable to estimate the fair value of policy loans.

  Separate account assets and liabilities

     The estimated fair value of assets held in separate accounts is based principally on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand, net of surrender charges.

  Investment-type Contract Liabilities

     The fair values of annuities are based on estimates of the value of payments available upon full surrender. The fair values of the Company's liabilities under guaranteed investment contracts are estimated by discounting expected cash outflows using interest rates currently offered for similar contracts with maturities consistent with those remaining for the contracts being valued, where appropriate.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

9.  OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:

  Financial Instruments with Off-Balance Sheet Risk:

     In 1992, the Company entered into an agreement with a bank to lend securities to approved borrowers. There were $65,000 of loaned securities as of December 31, 1997. The minimum collateral on securities loaned is 102% of the market value of loaned securities. Such securities are marked to market on a daily basis, adjusting required collateral values accordingly.

  Concentrations of Credit Risk:

     As of December 31, 1997 and 1996, the Company had no single investment or series of investments with a single issuer (excluding U.S. Government Agency securities) exceeding 1.4 percent and 1.3 percent, respectively, of total cash and invested assets.

     The bond portfolio is diversified by industry type. The industries comprising 10 percent or more of the carrying value of the bond portfolio at December 31, 1997 are Financial Services of $133.5 million (12.4 percent), Government and Agencies of $129.8 million (12.1 percent), Energy of $128.3 million (11.9 percent), Non-Government Asset/Mortgage-Backed of $128.3 million (11.9 percent), Public Utilities of $123.8 million (11.5 percent), and Consumer Goods and Services of $112.5 million (10.5 percent). At December 31, 1996, the industries comprising 10 percent or more of the carrying value of the bond portfolio were Government and Agencies of $132.5 million (12.7 percent), Non-Government Asset/Mortgage-Backed of $133.5 million (12.7 percent), Public Utilities of $129.0 million (12.3 percent), Energy of $119.7 million (11.4 percent), and Other Manufacturing of $116.9 million (11.2 percent).

     The Company holds below investment grade bonds of $79.7 million at December 31, 1997. Below, investment grade bonds are defined as those securities rated in categories 3 through 6 by the NAIC, which are approximately equivalent to bonds rated below BBB by rating agencies. These bonds consist mostly of privately issued bonds, which are monitored by the Company through extensive internal analysis of the financial condition of the borrowers, and which include protective debt covenants. Of these bonds, $66.6 million are in category 3, which is considered to be medium quality by the NAIC. At December 31, 1996, the Company's investments in below investment grade bonds were $59.4 million.

     The Company has investments in commercial and agricultural mortgage loans and real estate (including joint ventures). The locations of property collateralizing mortgage loans and real estate investment carrying values at December 31, 1997 and 1996 are as follows:

                                                   1997              1996
                                              --------------    --------------
                                                $        %        $        %
                                                -        -        -        -
                                                      ($ IN MILLIONS)
GEOGRAPHIC REGION
------------------------------------------
West......................................     54.0     32.9     71.3     34.3
Mountain..................................     41.2     25.1     48.3     23.3
Northeast.................................     25.3     15.4     25.6     12.3
Southwest.................................     16.8     10.2     20.9     10.1
Midwest...................................     14.7      8.9     25.5     12.3
Southeast.................................     12.4      7.5     16.1      7.7
                                              -----    -----    -----    -----
          Total...........................    164.4    100.0    207.7    100.0
                                              =====    =====    =====    =====

     The states with the largest concentrations of mortgage loans and real estate investments at December 31, 1997 are: California, $33.8 million (20.6%); New York, $19.1 million (11.6%); Texas, $16.2 million (9.9%); Arizona, $13.6 million (8.3%); Washington, $11.6 million (7.1%) and Idaho, $10.7 million (6.5%).

                     MONY LIFE INSURANCE COMPANY OF AMERICA

9.  OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED):
     As of December 31, 1997 and 1996, the real estate and mortgage loan portfolio was also diversified as follows:

                                                   1997              1996
                                              --------------    --------------
                                                $        %        $        %
                                                -        -        -        -
                                                      ($ IN MILLIONS)
PROPERTY TYPE
--------------------------------------------
Agriculture.................................   99.5     60.5    117.8     56.7
Office Building.............................   24.5     14.9     34.9     16.8
Hotel.......................................   15.0      9.1     21.5     10.4
Retail......................................   10.3      6.3     12.3      5.9
Industrial..................................    7.3      4.5      9.4      4.5
Other.......................................    4.4      2.6      4.4      2.1
Apartments..................................    3.4      2.1      7.4      3.6
                                              -----    -----    -----    -----
          Total.............................  164.4    100.0    207.7    100.0
                                              =====    =====    =====    =====

10.  RESERVES:

     The withdrawal characteristics of the Company's annuity actuarial reserves and deposit liabilities as of December 31, 1997 were as follows:

                                                              ($ IN MILLIONS)
Not subject to discretionary withdrawal provision...........     $   77.1
Subject to discretionary withdrawal -- with adjustment:
     -  at book value less surrender charges of 5% or
       more.................................................        180.9
     -  at market value.....................................      3,403.3
                                                                 --------
               Subtotal.....................................      3,584.2
Subject to discretionary withdrawal -- without adjustment:
     -  at book value (minimal or no charge or
       adjustment)..........................................        475.1
                                                                 --------
               Total annuity actuarial reserves and deposit
                 liabilities -- gross and net of
                 reinsurance................................     $4,136.4
                                                                 ========

     The amounts above are included in the Company's statements of admitted assets, liabilities, capital and surplus as life insurance and annuity reserves ($0.7) billion and separate account liabilities ($3.4) billion.

11.  REINSURANCE:

     Life insurance business is ceded on a yearly renewable term basis to MONY and other insurance companies under various reinsurance contracts. The Company's general practice is to retain no more than $0.5 million of risk on any one person. The total amount of reinsured life insurance in force on this basis was $2.7 billion and $2.6 billion at December 31, 1997 and 1996, respectively. Premiums ceded under these contracts were $16.1 million and $14.6 million; benefit payments recovered were $11.6 million and $17.3 million; policy reserve credits recorded were $11.1 million and $10.6 million; and recoverable amounts on paid and unpaid losses were $2.4 million and $3.5 million in 1997 and 1996, respectively.

     The Company is contingently liable with respect to ceded insurance should any reinsurer be unable to meet its obligations under these agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

12.  FEDERAL INCOME TAXES:

     The Company is included in the consolidated federal income tax return with its parent, MONY, and the parent's non-life subsidiaries. The allocation of federal income taxes is based upon separate return calculations with current credit for net losses and other federal income tax credits provided to the life insurance members of the affiliated group. Intercompany tax balances are settled annually in the fourth quarter.

     The Company's federal income tax returns for years through 1991 have been examined with no proposed material adjustments. In the opinion of management, adequate provision has been made for any additional taxes that may become due with respect to open years.

     Pre-tax operating gains and pre-tax realized gains, as reported in the accompanying statements of operations, differ from taxable income reported for tax purposes. Significant differences include the deferral and amortization of policy acquisition costs for tax purposes, the difference between statutory and tax reserves, depreciation expense and related recapture, capital gains deferred to the IMR, and equity in joint ventures.

13.  COMMITMENTS AND CONTINGENCIES:

     In late 1995 and during 1996, a number of purported class actions were commenced in various state and federal courts against the Company and MONY ("the Companies") alleging that the Companies engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies during the period 1980 to the present. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e. breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). The Companies have answered the complaints in each action (except for one being voluntarily held in abeyance), have denied any wrongdoing, and have asserted numerous affirmative defenses.

     On June 7, 1996, the New York State Supreme Court certified the Goshen case, being the first of the aforementioned class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination, had an ownership interest in a whole or universal life insurance policy issued by the Companies and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, the Companies filed a motion to dismiss or, alternatively, motion for summary judgment on all counts of the complaint.

     The Massachusetts District Court in the Multidistrict Litigation has entered an order recognizing the Goshen case as the lead case and essentially holding all of the federal cases in abeyance pending the action of the Goshen case. Consequently, all other putative class actions have been either consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts, or are being voluntarily held in abeyance pending the outcome of the Goshen case.

     On October 21, 1997, the New York State Supreme Court granted the Companies' motion for summary judgment and dismissed all claims filed in the Goshen case against the Companies. The order by the New York State Supreme Court has been appealed to the Appellate Division by plaintiffs and all actions before the United States District Court for the District of Massachusetts are still pending.

     In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings in connection with its businesses. The claimants in certain of these actions and proceedings seek damages of unspecified amounts. In addition, insurance companies are subject to assessments, up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

13.  COMMITMENTS AND CONTINGENCIES (CONTINUED):
     In the opinion of management of the Company, resolution of contingent liabilities arising from litigation, income taxes and other matters will not have a material adverse effect on the Company's statutory surplus or results of operations.

     At December 31, 1997, the Company had a commitment to issue a $1.9 million fixed rate farm loan with an interest rate of 7.8% and a duration of 10 years. There were no outstanding bond commitments as of December 31, 1997.

14.  YEAR 2000:

     The Year 2000 issue is the result of the widespread use of computer programs written using two digits (rather than four) to define the applicable year. Such programming was a common industry practice designed to avoid the significant costs associated with additional mainframe capacity necessary to accommodate a four-digit year field. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major systems failure or miscalculations. The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 issue and has developed and implemented a plan to resolve the issue. The Company currently believes that, with modifications to existing software and converting to new software, the Year 2000 issue will not pose significant operational problems for the Company's computer systems. However, if such modifications and conversions are not completed on a timely basis, the Year 2000 issue may have a material impact on the operations of the Company. Furthermore, even if the Company completes such modifications and conversions on a timely basis, there can be no assurance that the failure by vendors or other third parties to solve the Year 2000 problem will not have a material impact on the operations of the Company.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                            (AMOUNTS IN $ THOUSANDS)

     The following is a summary of certain financial data from the Company's Annual Statement included in other exhibits and schedules subjected to audit procedures by independent accountants and utilized by the Company's actuaries in the determination of reserves:

INVESTMENT INCOME EARNED:
------------------------------------------------------------
    U.S. Government bonds...................................           387
    Other bonds (unaffiliated)..............................        77,378
    Bonds of affiliates.....................................           602
    Preferred stocks (unaffiliated).........................             0
    Preferred stocks of affiliates..........................             0
    Common stocks (unaffiliated)............................             1
    Common stocks of affiliates.............................             0
    Mortgage loans..........................................        12,097
    Real estate.............................................         8,565
    Premium notes, policy loans and liens...................         3,465
    Collateral loans........................................             0
    Cash on hand and on deposit.............................           117
    Short-term investments..................................         4,652
    Other invested assets...................................           571
    Derivative instruments..................................             0
    Aggregate write-ins for investment income...............         1,355
                                                                ----------
        Gross investment income.............................       109,190
                                                                ==========
REAL ESTATE OWNED -- BOOK VALUE LESS ENCUMBRANCES...........        22,627
MORTGAGE LOANS -- BOOK VALUE:
------------------------------------------------------------
    Farm mortgages..........................................        99,492
    Residential mortgages...................................             0
    Commercial mortgages....................................        35,336
                                                                ----------
        Total mortgage loans................................       134,828
                                                                ==========
MORTGAGE LOANS BY STANDING -- BOOK VALUE:
------------------------------------------------------------
    Good standing...........................................       120,120
    Good standing with restructured terms...................        14,126
    Interest overdue more than three months, not in
     foreclosure............................................             0
    Foreclosure in process..................................           582
                                                                ----------
        Total mortgage loans................................       134,828
                                                                ==========
OTHER LONG TERM ASSETS -- STATEMENT VALUE...................        52,824
COLLATERAL LOANS............................................             0
BONDS AND STOCKS OF PARENTS, SUBSIDIARIES AND
AFFILIATES -- BOOK VALUE:
------------------------------------------------------------
    Bonds...................................................        16,000
    Preferred Stocks........................................             0
    Common Stocks...........................................             0

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                            (AMOUNTS IN $ THOUSANDS)

BONDS AND SHORT-TERM INVESTMENTS BY CLASS AND MATURITY:
------------------------------------------------------------
BONDS AND SHORT-TERM INVESTMENTS BY MATURITY -- STATEMENT
VALUE:
------------------------------------------------------------
    Due within one year or less.............................        84,300
    Over 1 year through 5 years.............................       573,903
    Over 5 years through 10 years...........................       344,927
    Over 10 years through 20 years..........................        68,716
    Over 20 years...........................................        28,578
                                                                ----------
        Total by Maturity...................................     1,100,424
                                                                ==========
BONDS AND SHORT-TERM INVESTMENTS BY MATURITY -- STATEMENT
VALUE:
------------------------------------------------------------
    Class 1.................................................       579,042
    Class 2.................................................       441,677
    Class 3.................................................        66,571
    Class 4.................................................        12,524
    Class 5.................................................             0
    Class 6.................................................           610
                                                                ----------
        Total by Class......................................     1,100,424
                                                                ==========
TOTAL BONDS AND SHORT-TERM INVESTMENTS -- PUBLICLY TRADED...       645,558
TOTAL BONDS AND SHORT-TERM INVESTMENTS -- PRIVATELY
  PLACED....................................................       454,866
PREFERRED STOCKS -- STATEMENT VALUE.........................             0
COMMON STOCKS -- MARKET VALUE...............................           981
SHORT-TERM INVESTMENTS -- BOOK VALUE........................        25,700
FINANCIAL OPTIONS OWNED -- STATEMENT VALUE..................             0
FINANCIAL OPTIONS WRITTEN AND IN FORCE -- STATEMENT VALUE...             0
FINANCIAL FUTURES CONTRACTS OPEN -- CURRENT PRICE...........             0
CASH ON HAND AND ON DEPOSIT.................................        20,256
LIFE INSURANCE IN FORCE:
------------------------------------------------------------
    Industrial..............................................             0
    Ordinary................................................    11,744,853
    Credit Life.............................................             0
    Group Life..............................................     1,875,204
AMOUNT OF ACCIDENTAL DEATH INSURANCE IN FORCE UNDER ORDINARY
  POLICIES..................................................       158,466
LIFE INSURANCE POLICIES WITH DISABILITY PROVISIONS IN FORCE:
------------------------------------------------------------
    Industrial..............................................             0
    Ordinary................................................     3,671,469
    Credit Life.............................................             0
    Group Life..............................................       199,912
SUPPLEMENTARY CONTRACTS IN FORCE:
------------------------------------------------------------
    Ordinary -- Not Involving Life Contingencies
        Amount on Deposit...................................        19,131
        Income Payable......................................           969
    Ordinary -- Involving Life Contingencies
        Income Payable......................................         2,996
    Group -- Not Involving Life Contingencies
        Amount on Deposit...................................            28
        Income Payable......................................             0
    Group -- Involving Life Contingencies
        Income Payable......................................            15

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                            (AMOUNTS IN $ THOUSANDS)

ANNUITIES:
------------------------------------------------------------
    Ordinary
------------------------------------------------------------
        Immediate -- Amount of Income Payable...............             0
        Deferred -- Fully Paid -- Account Balance...........             0
        Deferred -- Not Fully Paid -- Account Balance.......             0
    Group
------------------------------------------------------------
        Amount of Income Payable............................             0
        Fully Paid -- Account Balance.......................        61,031
        Not Fully Paid -- Account Balance...................             0
ACCIDENT AND HEALTH INSURANCE -- PREMIUMS IN FORCE:
------------------------------------------------------------
    Ordinary................................................             0
    Group...................................................             0
    Credit..................................................             0
DEPOSIT FUNDS AND DIVIDEND ACCUMULATIONS:
------------------------------------------------------------
    Deposit Funds -- Account Balance........................       632,579
    Dividend Accumulations -- Account Balance...............             0
CLAIM PAYMENTS 1997:
------------------------------------------------------------
    Group Accident and Health -- Year Ended December 31,
     1997...................................................             0
        1997................................................             0
        1996................................................             0
        1995................................................             0
        1994................................................             0
        1993................................................             0
        Prior...............................................             0
CLAIM PAYMENTS 1997:
------------------------------------------------------------
    Other Accident and Health -- Year Ended December 31,
     1997
        1997................................................             0
        1996................................................             0
        1995................................................             0
        1994................................................             0
        1993................................................             0
        Prior...............................................             0
    Other coverages that use developmental methods to
     calculate claims reserves -- Year Ended December 31,
     1997
        1997................................................             0
        1996................................................             0
        1995................................................             0
        1994................................................             0
        1993................................................             0
        Prior...............................................             0

                     MONY LIFE INSURANCE COMPANY OF AMERICA
          UNAUDITED INTERIM STATEMENT OF ADMITTED ASSETS, LIABILITIES,
                     CAPITAL AND SURPLUS -- STATUTORY BASIS
                                 JUNE 30, 1998
                                 (IN THOUSANDS)

                           ASSETS
Cash and invested assets:
     Cash and short-term investments........................  $   25,974
     Bonds..................................................   1,095,489
     Common stocks..........................................          76
     Mortgage loans.........................................     138,017
     Real estate............................................       9,536
     Policy loans...........................................      48,674
     Other invested assets..................................       7,443
                                                              ----------
          Total cash and invested assets....................   1,325,209
Investment income due and accrued...........................      23,042
Other assets................................................           6
Separate account assets.....................................   4,211,882
                                                              ----------
          Total assets......................................  $5,560,139
                                                              ==========

              LIABILITIES, CAPITAL AND SURPLUS
Liabilities:
     Life insurance and annuity reserves....................  $1,216,022
     Deposits left with the Company.........................      23,292
     Policy claims in process of settlement.................       7,268
     Federal income taxes due or accrued....................      26,802
     Transfers from separate accounts.......................    (140,762)
     Other liabilities......................................      48,211
     Separate account liabilities...........................   4,211,882
     Interest maintenance reserve...........................       4,579
     Investment reserves....................................       6,000
     Asset valuation reserve................................      15,041
                                                              ----------
          Total liabilities.................................   5,418,335
Capital and surplus:
     Capital stock, $1.00 par value; authorized, 5,000,000
      shares
       Issued and outstanding, 2,500,000 shares.............       2,500
     Additional paid-in capital.............................     133,500
     Unassigned funds.......................................       5,804
                                                              ----------
          Total capital and surplus.........................     141,804
                                                              ----------
          Total liabilities, capital and surplus............  $5,560,139
                                                              ==========

   The accompanying notes are an integral part of these financial statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA
         UNAUDITED INTERIM STATEMENTS OF OPERATIONS -- STATUTORY BASIS

                                                                FOR THE SIX MONTHS ENDED
                                                                        JUNE 30,
                                                                ------------------------
                                                                  1998            1997
                                                                  ----            ----
                                                                     (IN THOUSANDS)
Premiums, annuity considerations and fund deposits..........    $442,820        $395,251
Net investment income.......................................      48,222          49,739
Other income (net)..........................................         (14)            118
                                                                --------        --------
                                                                 491,028         445,108
                                                                --------        --------
Policyholder and contractholder benefits....................     263,826         191,859
Change in policy and contract reserves......................     (25,861)        (21,816)
Commissions.................................................      19,101          17,868
Operating expenses..........................................      44,066          30,022
Transfer to separate accounts...............................     175,055         206,407
                                                                --------        --------
                                                                 476,187         424,340
                                                                --------        --------
Net gain from operations before federal income tax..........      14,841          20,768
Federal income taxes........................................       7,587          10,390
                                                                --------        --------
Net gain from operations....................................       7,254          10,378
     Net realized capital losses............................         (78)         (1,897)
                                                                --------        --------
Net income..................................................    $  7,176        $  8,481
                                                                ========        ========

   The accompanying notes are an integral part of these financial statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA
     UNAUDITED INTERIM STATEMENTS OF CAPITAL AND SURPLUS -- STATUTORY BASIS

                                                                FOR THE SIX MONTHS ENDED
                                                                        JUNE 30,
                                                                ------------------------
                                                                  1998            1997
                                                                  ----            ----
                                                                     (IN THOUSANDS)
Capital and surplus, beginning of period....................    $133,151        $121,814
                                                                --------        --------
Net income..................................................       7,176           8,482
Change in net unrealized capital gains......................        (124)            (37)
Change in non-admitted assets...............................         371             142
Change in asset valuation reserve...........................       1,230             149
                                                                --------        --------
Net change in capital and surplus for the period............       8,653           8,736
                                                                --------        --------
Capital and surplus, end of period..........................    $141,804        $130,550
                                                                ========        ========

   The accompanying notes are an integral part of these financial statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA
         UNAUDITED INTERIM STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                               FOR THE SIX MONTHS ENDED
                                                                       JUNE 30,
                                                               ------------------------
                                                                 1998            1997
                                                                 ----            ----
                                                                    (IN THOUSANDS)
CASH FROM OPERATIONS:
     Premiums, annuity considerations and fund deposits.....   $442,792        $395,250
     Investment income, net of investment expenses..........     47,250          45,364
     Other income...........................................        (14)            141
     Policy benefits paid...................................   (264,718)       (191,539)
     Transfers to separate accounts.........................   (186,874)       (220,565)
     Commissions, other expenses and taxes paid.............    (61,795)        (46,757)
     Federal income taxes (excluding tax on capital
      gains)................................................          0              (3)
                                                               --------        --------
               Net cash from operations.....................    (23,359)        (18,109)
                                                               --------        --------
CASH FROM INVESTMENTS:
     Proceeds from investments sold, matured or repaid:
          Bonds.............................................     89,715          66,670
          Stocks............................................        955               0
          Mortgage loans....................................     10,704          14,640
          Real estate.......................................     14,017          11,451
          Other invested assets.............................        357           1,356
          Other.............................................         (2)          3,318
                                                               --------        --------
               Total investment proceeds....................    115,746          97,435
                                                               --------        --------
     Cost of investments acquired:
          Bonds.............................................    109,190          88,935
          Stocks............................................          0              68
          Mortgage loans....................................     13,517           6,378
          Real estate.......................................        355             777
          Other invested assets.............................        800           6,517
          Change in policy loans............................      2,781           2,865
                                                               --------        --------
               Total investments acquired...................    126,643         105,540
                                                               --------        --------
               Net cash from investments....................    (10,897)         (8,105)
                                                               --------        --------
CASH FROM FINANCING AND MISCELLANEOUS SOURCES:
     Cash provided:
          Other sources.....................................     14,274          (2,452)
                                                               --------        --------
               Net cash from financing and miscellaneous
                  sources...................................     14,274          (2,452)
                                                               --------        --------
     Net change in cash and short-term investments..........    (19,982)        (28,666)
Cash and short-term investments, beginning of period........     45,956          90,207
                                                               --------        --------
Cash and short-term investments, end of period..............   $ 25,974        $ 61,541
                                                               ========        ========

   The accompanying notes are an integral part of these financial statements.

                     MONY LIFE INSURANCE COMPANY OF AMERICA

                NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

1. ORGANIZATION:

     MONY Life Insurance Company of America (the "Company"), an Arizona corporation, is a wholly owned subsidiary of The Mutual Life Insurance Company of New York ("MONY"), a mutual life insurance company. The Company's primary business is to provide interest-sensitive life insurance and asset accumulation products to business owners, growing families, and pre-retirees. The Company's insurance and financial products are marketed and distributed directly to individuals primarily through MONY's career agency sales force. These products are sold throughout the United States (except New York) and Puerto Rico.

     On September 8, 1997, MONY announced that it is pursuing converting to a stock life insurance company through demutualization. In connection with the demutualization, MONY has prepared a Plan of Reorganization ("the Plan") which is subject to approval by the Insurance Department of the State of New York as well as adoption by MONY's Board of Trustees and approval by MONY's policyholders.

     In accordance with the Plan, subject to the approvals indicated above, among other things, MONY will convert from a New York mutual life insurance company to a New York stock life insurance company (the "Plan of Demutualization") and become a wholly owned subsidiary of MONY Group, Inc. (the "Holding Company"), a holding company organized in Delaware for the purpose of becoming the parent holding company of MONY.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The unaudited interim financial statements of MONY Life Insurance Company of America have been prepared on the basis of accounting practices and procedures prescribed or permitted by the Insurance Department of the State of Arizona, which are currently considered generally accepted accounting principles for stock life insurance subsidiaries (domiciled in Arizona) of mutual life insurance companies.

     The accompanying unaudited interim financial statements, in the opinion of the Company's management, reflect all normal recurring adjustments necessary for a fair presentation of the interim financial position and results of operations. Results of operations for the six months ended June 30, 1998 are not necessarily indicative of results to be expected for the full year. These interim financial statements should be read in conjunction with the Company's annual audited financial statements.

3. ESTIMATED FAIR VALUE OF FIXED INCOME AND MORTGAGE INVESTMENTS:

     The Company's fixed income securities are carried at amortized cost which represents the principal amount adjusted by unamortized premium or discount. The carrying value of securities which are not in good standing was reduced by write-downs required by the National Association of Insurance Commissioners
(NAIC) of $0.4 million at June 30, 1998.

     Fair values of fixed income securities are based upon quoted market prices, where available. The fair values of fixed income securities not actively traded and other non-publicly traded securities are estimated using values obtained from independent pricing services or, in the case private placements, by discounting expected future cash flows using a current market interest rate commensurate with the credit, quality and term of the investments. Fixed income securities, which include short-term investments and bonds, had an estimated fair value of $1,136.1 million and an amortized cost of $1,109.0 million at June 30, 1998.

     Mortgage loans are collateralized by commercial and agricultural real estate and consist primarily of first mortgage liens on completed income producing properties or agricultural properties. The fair value of mortgage loans is estimated by discounting expected future cash flows, using current interest rates for similar loans to borrowers with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. The resulting estimated fair values are not necessarily indicative of the values that could be negotiated in an actual sale. The estimated fair value of the Company's investment in mortgage loans at June 30, 1998 approximates its carrying value of $138.0 million.

                                   APPENDIX A

                          DEATH BENEFIT PERCENTAGE FOR
                   GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

                                                              APPLICABLE
ATTAINED AGE                                                  PERCENTAGE
------------                                                  ----------
40 and Under................................................     250%
41..........................................................     243
42..........................................................     236
43..........................................................     229
44..........................................................     222
45..........................................................     215
46..........................................................     209
47..........................................................     203
48..........................................................     197
49..........................................................     191
50..........................................................     185
51..........................................................     178
52..........................................................     171
53..........................................................     164
54..........................................................     157
55..........................................................     150
56..........................................................     146
57..........................................................     142
58..........................................................     138
59..........................................................     134
60..........................................................     130
61..........................................................     128
62..........................................................     126
63..........................................................     124
64..........................................................     122
65..........................................................     120
66..........................................................     119
67..........................................................     118
68..........................................................     117
69..........................................................     116
70..........................................................     115
71..........................................................     113
72..........................................................     111
73..........................................................     109
74..........................................................     107
75-90.......................................................     105
91..........................................................     104
92..........................................................     103
93..........................................................     102
94-100......................................................     101

                                   APPENDIX B

                  MONTHLY PER $1,000 SPECIFIED AMOUNT FACTORS

ISSUE                                                             FACTOR
AGE                                                             PER $1,000
-----                                                           ----------
0-17........................................................      $0.07
18-36.......................................................       0.08
37..........................................................       0.09
38..........................................................       0.09
39..........................................................       0.10
40..........................................................       0.10
41..........................................................       0.10
42..........................................................       0.11
43..........................................................       0.11
44..........................................................       0.12
45..........................................................       0.12
46..........................................................       0.12
47..........................................................       0.13
48..........................................................       0.13
49..........................................................       0.14
50..........................................................       0.14
51..........................................................       0.14
52..........................................................       0.15
53..........................................................       0.15
54..........................................................       0.16
55..........................................................       0.16
56..........................................................       0.16
57..........................................................       0.17
58..........................................................       0.17
59..........................................................       0.18
60..........................................................       0.18
61..........................................................       0.18
62..........................................................       0.19
63..........................................................       0.19
64..........................................................       0.20
65..........................................................       0.20
66..........................................................       0.20
67..........................................................       0.21
68..........................................................       0.21
69..........................................................       0.22
70..........................................................       0.22
71..........................................................       0.22
72..........................................................       0.23
73..........................................................       0.23
74..........................................................       0.24
75..........................................................       0.24
76..........................................................       0.24
77..........................................................       0.25
78..........................................................       0.25
79..........................................................       0.26
80..........................................................       0.26
81..........................................................       0.26
82..........................................................       0.27
83..........................................................       0.27
84..........................................................       0.28
85..........................................................       0.28

                                   APPENDIX C

                         GUARANTEED DEATH BENEFIT RIDER
                 MONTHLY GUARANTEE PREMIUM FOR GUARANTEED DEATH
              BENEFIT RIDER WITH TEN YEAR/AGE 70 GUARANTEE PERIOD

                                                                MONTHLY GUARANTEE
                                                                     PREMIUM
                                                                -----------------
Specified Amount = $200,000
Male age 45 Preferred Nonsmoker Death Benefit Option 1......         $229.17
Female age 45 Preferred Nonsmoker Death Benefit Option 1....         $174.00
Male age 45 Standard Smoker Death Benefit Option 1..........         $379.83
Male age 45 Preferred Nonsmoker Death Benefit Option 2......         $229.17
Male age 35 Preferred Nonsmoker Death Benefit Option 1......         $155.83
Male age 55 Preferred Nonsmoker Death Benefit Option 1......         $370.83

                                   APPENDIX D

                ILLUSTRATIONS OF DEATH PROCEEDS, FUND VALUES AND
                        CASH VALUES, AND PREMIUM OUTLAYS

     The following tables illustrate how the key financial elements of the Policy work, specifically, how the death benefits, Fund Values and Cash Values could vary over an extended period of time. In addition, each table compares these values with premiums paid accumulated with interest.

The Policies illustrated include the following:

                                                BENEFIT   SPECIFIED   SEE
SEX   AGE                 SMOKER                OPTION     AMOUNT     PAGE
---   ---                 ------                -------   ---------   ----
Male  45    Preferred Non-smoker                   1      $200,000      D-
Male  45    Standard Smoker                        1      $200,000      D-
Male  45    Preferred Non-smoker                   2      $200,000      D-
Male  35    Preferred Non-smoker                   1      $200,000      D-
Male  55    Preferred Non-smoker                   1      $200,000      D-

     The tables show how Death Proceeds, Fund Values and Cash Values of a hypothetical Policy could vary over an extended period of time if the Subaccounts of the Variable Account had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the periods indicated in each table. The values will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the death benefits, Fund Values and Cash Values will be different if the returns averaged 0%, 6% or 12% over a period of years but went above or below those figures in individual Policy years. These illustrations assume that no Policy Loan has been taken. The amounts shown would differ if unisex rates were used.

     The amounts shown for Death Proceeds, Fund Values and Cash Values reflect the fact the net investment return on the Policy is lower than the gross investment return on the Subaccounts of the Variable Account. This results from the charges levied against the Subaccounts of the Variable Account (i.e., the mortality and expense risk charge) as well as the premium loads, administrative charges and Surrender Charges. The difference between the Fund Value and the Cash Value in the first 14 years is the Surrender Charge.

     The tables illustrate cost of insurance and expense charges at both current
rates (which are described under Cost of Insurance, page   ) and at the maximum
rates guaranteed in the Policies. The amounts shown at the end of each Policy year reflect a daily charge against the Funds as well as those assessed against the Subaccounts. These charges include the charge against the Subaccounts for mortality and expense risks and the effect on each Subaccount's investment experience of the charge to Portfolio assets for investment management and direct expenses. The mortality and expense risk fee is .35% annually on a guaranteed basis.

     The tables also reflect a deduction for a daily investment advisory fee and for other expenses of the Portfolio at a rate equivalent to an annual rate of 0.75% of the aggregate average daily net assets of the Portfolio. This hypothetical rate is representative of the average maximum investment advisory fee and other expenses of the Portfolios applicable to the Subaccounts of the Variable Account. Actual fees and other expenses vary by Portfolio and may be subject to agreements by the sponsor to waive or otherwise reimburse each Portfolio for operating expenses which exceed certain limits. There can be no assurance that the expense reimbursement arrangements will continue in the future, and any unreimbursed expenses would be reflected in the values included on the tables.

     The effect of these investment management, direct expenses and mortality and expense risk charges on a 0% gross rate of return would result in a net rate of return of -.75%, on 6% it would be 5.25%, and on 12% it would be 11.25%.

     The tables assume the deduction of charges including administrative and sales charges. There are tables for the Policies listed in the chart above for death benefit Options 1 or 2 and each option is illustrated using current and guaranteed policy cost factors. The tables reflect the fact that the Company does not currently make any charge against the Variable Account for state or federal taxes. If such a charge is made in the future, it will take a higher rate of return to produce after-tax returns of 0%, 6% or 12%.

     The following are descriptions of Table columns and key terms:

     Age:  Younger Insured's attained age at the end of the policy year

     Premium Outlay: The annualized out-of-pocket premium payments for each policy year including scheduled and any anticipated unscheduled premium payments. Premium payments are assumed to be paid at the beginning of each premium paying period. Amounts of surrenders and loans plus loan interest if any, are shown on the pages captioned "Premiums, Full Surrender and Policy Loans".

     Premium Accumulated at 5%: is equal to the premiums compounded at an annual effective rate of 5% and is shown at the end of the year.

GUARANTEED CHARGES AT 0.00%, 6.00% OR 12.00%

     Cash Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum. The cash value also takes into account any loans illustrated, as well as, the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

     Fund Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum. The Fund Value DOES NOT take into account the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

     Death Proceeds: The benefit payable if the insured's death occurs at the end of the policy year, assuming a 0.00%, 6.00% or 12,00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximums.

CURRENT CHARGES AT 0.00%, 6.00% OR 12.00%

     Cash Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates. The cash value also takes into account any loans illustrated, as well as, the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

     Fund Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates. The Fund Value DOES NOT take into account the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

     Death Proceeds: The benefit payable if the insured's death occurs at the end of the policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates.

     The Company will furnish, upon request, a comparable illustration based on the age and sex of the proposed Insured, standard Premium Class assumptions and an initial Specified Amount and Scheduled Premium Payments of the applicant's choice. If a Policy is purchased, an individualized illustration will be delivered reflecting the Scheduled Premium Payment chosen and the Insured's actual risk class. After issuance, the Company will provide upon request an illustration of future Policy benefits based on both guaranteed and current cost factor assumptions and actual Account Value.

     The following is the page of supplemental footnotes to each of the flexible premium variable life to age 100 numeric summary and standard ledger statements which follow and which begin on pages B-4.

            STANDARD LEDGER STATEMENT -- SUPPLEMENTAL FOOTNOTE PAGE
                            MONY CUSTOM EQUITYMASTER
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY
                     MONY LIFE INSURANCE COMPANY OF AMERICA

ADDITIONAL INFORMATION

     This policy has been tested for the possibility of classification as a modified endowment. This test is not a guarantee that a policy will not be classified as a modified endowment.

     This illustration has been checked against federal tax laws relating to their definition of life insurance and is in compliance based on proposed premium payments and coverages. Any decrease in specified amount and/or a change in death benefit option 2 to death benefit option 1 and/or surrenders occurring in the first 15 years may cause a taxable event. In addition, if the policy is defined as a modified endowment policy, a loan, surrender, or assignment or pledge (unless such assignment or pledge is for burial expenses and the maximum death benefit is not in excess of $25,000) may be considered a taxable distribution and a ten percent penalty may be added to any tax on the distribution. Please consult your tax advisor for advice.

                               GUIDELINE PREMIUMS

  AGE, GENDER, UNDERWRITING CLASSIFICATION     INITIAL GUIDELINE   INITIAL GUIDELINE
          AND DEATH BENEFIT OPTION              SINGLE PREMIUM      ANNUAL PREMIUM
  ----------------------------------------     -----------------   -----------------
Age 45, Male, Non-Smoker Preferred, Option 1      $28,330.66           $2,420.01
Age 45, Male, Smoker Standard, Option 1           $33,905.16           $2,881.48
Age 45, Male, Non-Smoker, Preferred, Option 2     $28,330.66           $9,458.29
Age 35, Male, Non-Smoker, Preferred, Option 1     $17,379.05           $1,518.57
Age 55, Male, Non-Smoker, Preferred, Option 1     $46,771.69           $4,057.53

     Values shown on this illustration are based on a policyowner tax bracket of 0%.

     Premiums are assumed to be paid at the beginning of the payment period. Policy values and ages are shown as of the end of the policy year and reflect the effect of all loans and surrenders. The death proceeds, fund value and value upon surrender will differ if premiums are paid in different amounts, frequencies, or not on the due date.

     The policy's cash value is net of any applicable surrender charge.

     Premiums less the following deductions are added to the fund value:

     1.  A premium tax charge of 2.25% of gross premiums in all policy years.

     2. A sales charge on the gross premiums. The sales charges equal 6% of each premium dollar paid up to the Target Premium, and 3% of all premiums after the tenth Policy year.

     3.  A DAC tax charge of 1.50% of gross premiums in all policy years.

     Those columns assuming guaranteed charges use the current monthly mortality charges, current monthly administrative charges, current charges for mortality and expense risks, current charges for rider benefits, if any, and current premium sales charge ("current charges" for the first year) as well as the assumed hypothetical gross annual investment return indicated. Thereafter these columns use guaranteed monthly mortality charges, guaranteed monthly administrative charges, guaranteed charges for mortality and expense risks, guaranteed charges for rider benefits if any, guaranteed maximum premium sales charge, and the assumed hypothetical gross annual investment return indicated. Those columns assuming current charges are based upon "current charges" and the assumed hypothetical gross annual investment return indicated.

     The current charges declared by MONY Life Insurance Company of America are guaranteed for the first policy year and apply to policies issued as of the illustration preparation date and could change between the preparation date and the date the policy is issued. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company of America.

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            0.00% (-.75% NET)            0.00% (-.75% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       1,323         0      876   200,000         0      876   200,000         0      876   200,000
   5       1,323     3,428    4,221   200,000     3,428    4,221   200,000     3,479    4,272   200,000
   10      1,323     7,817    7,949   200,000     7,817    7,949   200,000     8,101    8,233   200,000
   20      1,323    14,448   14,448   200,000    14,448   14,448   200,000    16,065   16,065   200,000
@ Age 70   1,323    12,911   12,911   200,000    12,911   12,911   200,000    17,458   17,458   200,000
@ Age 85  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 31 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 31 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 37 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                            GUARANTEED CHARGES                          CURRENT CHARGES
                           -----------------------------------------------------   -------------------------
END              PREMIUM       0.00% (-.75% NET)           0.00% (-.75% NET)           0.00% (-.75% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND     DEATH      CASH    FUND     DEATH      CASH    FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS
  1    1,323      1,389         0     876    200,000        0     876    200,000        0     876    200,000
  2    1,323      2,847       546   1,736    200,000      546   1,736    200,000      552   1,742    200,000
  3    1,323      4,379     1,523   2,581    200,000    1,523   2,581    200,000    1,539   2,597    200,000
  4    1,323      5,986     2,484   3,410    200,000    2,484   3,410    200,000    2,514   3,440    200,000
  5    1,323      7,675     3,428   4,221    200,000    3,428   4,221    200,000    3,479   4,272    200,000
  6    1,323      9,447     4,352   5,014    200,000    4,352   5,014    200,000    4,431   5,092    200,000
  7    1,323     11,309     5,256   5,785    200,000    5,256   5,785    200,000    5,370   5,899    200,000
  8    1,323     13,263     6,137   6,534    200,000    6,137   6,534    200,000    6,296   6,693    200,000
  9    1,323     15,315     6,992   7,256    200,000    6,992   7,256    200,000    7,206   7,471    200,000
 10    1,323     17,470     7,817   7,949    200,000    7,817   7,949    200,000    8,101   8,233    200,000
 11    1,323     19,732     8,863   8,863    200,000    8,863   8,863    200,000    9,229   9,229    200,000
 12    1,323     22,108     9,737   9,737    200,000    9,737   9,737    200,000   10,200  10,200    200,000
 13    1,323     24,602    10,566  10,566    200,000   10,566  10,566    200,000   11,141  11,141    200,000
 14    1,323     27,221    11,347  11,347    200,000   11,347  11,347    200,000   12,035  12,035    200,000
 15    1,323     29,971    12,072  12,072    200,000   12,072  12,072    200,000   12,867  12,867    200,000
 16    1,323     32,858    12,732  12,732    200,000   12,732  12,732    200,000   13,642  13,642    200,000
 17    1,323     35,890    13,317  13,317    200,000   13,317  13,317    200,000   14,353  14,353    200,000
 18    1,323     39,074    13,811  13,811    200,000   13,811  13,811    200,000   14,991  14,991    200,000
 19    1,323     42,416    14,195  14,195    200,000   14,195  14,195    200,000   15,555  15,555    200,000
 20    1,323     45,926    14,448  14,448    200,000   14,448  14,448    200,000   16,065  16,065    200,000
 21    1,323     49,611    14,549  14,549    200,000   14,549  14,549    200,000   16,527  16,527    200,000
 22    1,323     53,481    14,473  14,473    200,000   14,473  14,473    200,000   16,906  16,906    200,000
 23    1,323     57,544    14,196  14,196    200,000   14,196  14,196    200,000   17,186  17,186    200,000
 24    1,323     61,810    13,689  13,689    200,000   13,689  13,689    200,000   17,371  17,371    200,000
 25    1,323     66,289    12,911  12,911    200,000   12,911  12,911    200,000   17,458  17,458    200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                            GUARANTEED CHARGES                          CURRENT CHARGES
                           -----------------------------------------------------   -------------------------
END              PREMIUM       0.00% (-.75% NET)           0.00% (-.75% NET)           0.00% (-.75% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND     DEATH      CASH    FUND     DEATH      CASH    FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS
 26    1,323     70,992    11,807  11,807    200,000   11,807  11,807    200,000   17,425  17,425    200,000
 27    1,323     75,931    10,303  10,303    200,000   10,303  10,303    200,000   17,257  17,257    200,000
 28    1,323     81,116     8,300   8,300    200,000    8,300   8,300    200,000   16,930  16,930    200,000
 29    1,323     86,561     5,674   5,674    200,000    5,674   5,674    200,000   16,381  16,381    200,000
 30    1,323     92,278     2,288   2,288    200,000    2,288   2,288    200,000   15,569  15,569    200,000
 31    1,323     98,281    LAPSED  LAPSED     LAPSED   LAPSED  LAPSED     LAPSED   14,436  14,436    200,000
 32    1,323     104,584                                                           12,919  12,919    200,000
 33    1,323     111,202                                                           10,938  10,938    200,000
 34    1,323     118,151                                                            8,397   8,397    200,000
 35    1,323     125,448                                                            5,182   5,182    200,000
 36    1,323     133,109                                                            1,154   1,154    200,000
 37    1,323     141,153                                                           LAPSED  LAPSED     LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                        GUARANTEED CHARGES*          GUARANTEED CHARGES**           CURRENT CHARGES***
                    ---------------------------   ---------------------------   --------------------------
                         0.00% (-.75% NET)             6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM    CASH     FUND      DEATH      CASH     FUND      DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS    VALUE    VALUE    PROCEEDS    VALUE    VALUE    PROCEEDS
   1       1,323         0      876     200,000        0      938     200,000        0      938   200,000
   5       1,323     3,428    4,221     200,000    4,305    5,099     200,000    4,361    5,155   200,000
   10      1,323     7,817    7,949     200,000   11,137   11,270     200,000   11,472   11,604   200,000
   20      1,323    14,448   14,448     200,000   29,129   29,129     200,000   31,345   31,345   200,000
@ Age 70   1,323    12,911   12,911     200,000   37,182   37,182     200,000   43,076   43,076   200,000
@ Age 85   1,323    LAPSED   LAPSED      LAPSED   LAPSED   LAPSED      LAPSED   59,917   59,917   200,000
@ Age 90   1,323    LAPSED   LAPSED      LAPSED   LAPSED   LAPSED      LAPSED    7,383    7,383   200,000

* Policy lapses in policy year 31 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 37 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 46 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                           GUARANTEED CHARGES                        CURRENT CHARGES
                           ---------------------------------------------------   ------------------------
END              PREMIUM      0.00% (-.75% NET)          6.00% (5.25% NET)          6.00% (5.25% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND    DEATH      CASH    FUND    DEATH      CASH    FUND    DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS   VALUE   VALUE   PROCEEDS   VALUE   VALUE   PROCEEDS
  1     1,323     1,389         0     876  200,000         0     938  200,000         0     938  200,000
  2     1,323     2,847       546   1,736  200,000       724   1,915  200,000       730   1,920  200,000
  3     1,323     4,379     1,523   2,581  200,000     1,875   2,933  200,000     1,891   2,950  200,000
  4     1,323     5,986     2,484   3,410  200,000     3,068   3,994  200,000     3,101   4,027  200,000
  5     1,323     7,675     3,428   4,221  200,000     4,305   5,099  200,000     4,361   5,155  200,000
  6     1,323     9,447     4,352   5,014  200,000     5,585   6,247  200,000     5,673   6,334  200,000
  7     1,323    11,309     5,256   5,785  200,000     6,910   7,439  200,000     7,039   7,568  200,000
  8     1,323    13,263     6,137   6,534  200,000     8,277   8,674  200,000     8,459   8,856  200,000
  9     1,323    15,315     6,992   7,256  200,000     9,687   9,951  200,000     9,937  10,201  200,000
 10     1,323    17,470     7,817   7,949  200,000    11,137  11,270  200,000    11,472  11,604  200,000
 11     1,323    19,732     8,863   8,863  200,000    12,890  12,890  200,000    13,328  13,328  200,000
 12     1,323    22,108     9,737   9.737  200,000    14,560  14,560  200,000    15,121  15,121  200,000
 13     1,323    24,602    10,566  10,566  200,000    16,277  16,277  200,000    16,983  16,983  200,000
 14     1,323    27,221    11,347  11,347  200,000    18,040  18,040  200,000    18,899  18,899  200,000
 15     1,323    29,971    12,072  12,072  200,000    19,843  19,843  200,000    20,859  20,859  200,000
 16     1,323    32,858    12,732  12,732  200,000    21,680  21,680  200,000    22,867  22,867  200,000
 17     1,323    35,890    13,317  13,317  200,000    23,542  23,542  200,000    24,921  24,921  200,000
 18     1,323    39,074    13,811  13,811  200,000    25,416  25,416  200,000    27,014  27,014  200,000
 19     1,323    42,416    14,195  14,195  200,000    27,285  27,285  200,000    29,148  29,148  200,000
 20     1,323    45,926    14,448  14,448  200,000    29,129  29,129  200,000    31,345  31,345  200,000
 21     1,323    49,611    14,549  14,549  200,000    30,929  30,929  200,000    33,613  33,613  200,000
 22     1,323    53,481    14,473  14,473  200,000    32,660  32,660  200,000    35,925  35,925  200,000
 23     1,323    57,544    14,196  14,196  200,000    34,301  34,301  200,000    38,269  38,269  200,000
 24     1,323    61,810    13,689  13,689  200,000    35,821  35,821  200,000    40,652  40,652  200,000
 25     1,323    66,289    12,911  12,911  200,000    37,182  37,182  200,000    43,076  43,076  200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                           GUARANTEED CHARGES                        CURRENT CHARGES
                           ---------------------------------------------------   ------------------------
END              PREMIUM      0.00% (-.75% NET)          6.00% (5.25% NET)          6.00% (5.25% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND    DEATH      CASH    FUND    DEATH      CASH    FUND    DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS   VALUE   VALUE   PROCEEDS   VALUE   VALUE   PROCEEDS
 26     1,323    70,992    11,807  11,807  200,000    38,332  38,332  200,000    45,526  45,526  200,000
 27     1,323    75,931    10,303  10,303  200,000    39,200  39,200  200,000    47,991  47,991  200,000
 28     1,323    81,116     8,300   8,300  200,000    39,691  39,691  200,000    50,457  50,457  200,000
 29     1,323    86,561     5,674   5,674  200,000    39,691  39,691  200,000    52,876  52,876  200,000
 30     1,323    92,278     2,288   2,288  200,000    39,066  39,066  200,000    55,216  55,216  200,000
 31     1,323    98,281    LAPSED  LAPSED   LAPSED    37,661  37,661  200,000    57,438  57,438  200,000
 32     1,323    104,584                              35,301  35,301  200,000    59,494  59,494  200,000
 33     1,323    111,202                              31,773  31,773  200,000    61,328  61,328  200,000
 34     1,323    118,151                              26,810  26,810  200,000    62,872  62,872  200,000
 35     1,323    125,448                              20,053  20,053  200,000    64,046  64,046  200,000
 36     1,323    133,109                              11,003  11,003  200,000    64,753  64,753  200,000
 37     1,323    141,155                              LAPSED  LAPSED   LAPSED    64,888  64,888  200,000
 38     1,323    149,600                                                         64,320  64,320  200,000
 39     1,323    158,469                                                         62,769  62,769  200,000
 40     1,323    167,781                                                         59,917  59,917  200,000
 41     1,323    177,559                                                         55,447  55,447  200,000
 42     1,323    187,826                                                         48,831  48,831  200,000
 43     1,323    198,606                                                         39,388  39,388  200,000
 44     1,323    209,925                                                         26,043  26,043  200,000
 45     1,323    221,811                                                          7,383   7,383  200,000
 46     1,323    234,290                                                         LAPSED  LAPSED   LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                        GUARANTEED CHARGES*           GUARANTEED CHARGES**            CURRENT CHARGES***
                    ---------------------------   ----------------------------   ----------------------------
                         0.00% (-.75% NET)            12.00% (11.25% NET)            12.00% (11.25% NET)
 POLICY   PREMIUM    CASH     FUND      DEATH      CASH      FUND      DEATH      CASH      FUND      DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS     VALUE     VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS
   1       1,323         0      876     200,000         0       999   200,000          0       999   200,000
   5       1,323     3,428    4,221     200,000     5,336     6,130   200,000      5,398     6,191   200,000
   10      1,323     7,817    7,949     200,000    15,927    16,059   200,000     16,324    16,456   200,000
   20      1,323    14,448   14,448     200,000    61,553    61,553   200,000     64,679    64,679   200,000
@ Age 70   1,323    12,911   12,911     200,000   105,845   105,845   200,000    113,582   113,582   200,000
@ Age 85   1,323    LAPSED   LAPSED      LAPSED   508,652   508,652   534,085    563,513   563,513   591,688
@ Age 90   1,323    LAPSED   LAPSED      LAPSED   828,345   828,345   869,763    933,169   933,169   979,828

* Policy lapses in policy year 31 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                GUARANTEED CHARGES                                 CURRENT CHARGES
                           ------------------------------------------------------------   ---------------------------------
END              PREMIUM      0.00% (-.75% NET)              12.00% (11.25% NET)                 12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND    DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
  1     1,323     1,389         0     876  200,000            0         999     200,000           0         999     200,000
  2     1,323     2,847       546   1,736  200,000          910       2,100     200,000         916       2,107     200,000
  3     1,323     4,379     1,523   2,581  200,000        2,257       3,315     200,000       2,274       3,332     200,000
  4     1,323     5,986     2,484   3,410  200,000        3,728       4,654     200,000       3,763       4,689     200,000
  5     1,323     7,675     3,428   4,221  200,000        5,336       6,130     200,000       5,398       6,191     200,000
  6     1,323     9,447     4,352   5,014  200,000        7,094       7,756     200,000       7,192       7,853     200,000
  7     1,323    11,309     5,256   5,785  200,000        9,017       9,546     200,000       9,162       9,691     200,000
  8     1,323    13,263     6,137   6,534  200,000       11,118      11,515     200,000      11,328      11,725     200,000
  9     1,323    15,315     6,992   7,256  200,000       13,416      13,680     200,000      13,708      13,972     200,000
 10     1,323    17,470     7,817   7,949  200,000       15,927      16,059     200,000      16,324      16,456     200,000
 11     1,323    19,732     8,863   8,863  200,000       18,945      18,945     200,000      19,471      19,471     200,000
 12     1,323    22,108     9,737   9.737  200,000       22,115      22,115     200,000      22,800      22,800     200,000
 13     1,323    24,602    10,566  10,566  200,000       25,597      25,597     200,000      26,472      26,472     200,000
 14     1,323    27,221    11,347  11,347  200,000       29,422      29,422     200,000      30,508      30,508     200,000
 15     1,323    29,971    12,072  12,072  200,000       33,623      33,623     200,000      34,937      34,937     200,000
 16     1,323    32,858    12,732  12,732  200,000       38,232      38,232     200,000      39,805      39,805     200,000
 17     1,323    35,890    13,317  13,317  200,000       43,289      43,289     200,000      45,157      45,157     200,000
 18     1,323    39,074    13,811  13,811  200,000       48,832      48,832     200,000      51,041      51,041     200,000
 19     1,323    42,416    14,195  14,195  200,000       54,903      54,903     200,000      57,520      57,520     200,000
 20     1,323    45,926    14,448  14,448  200,000       61,553      61,553     200,000      64,679      64,679     200,000
 21     1,323    49,611    14,549  14,549  200,000       68,836      68,836     200,000      72,601      72,601     200,000
 22     1,323    53,481    14,473  14,473  200,000       76,822      76,822     200,000      81,352      81,352     200,000
 23     1,323    57,544    14,196  14,196  200,000       85,587      85,587     200,000      91,019      91,019     200,000
 24     1,323    61,810    13,689  13,689  200,000       95,227      95,227     200,000     101,720     101,720     200,000
 25     1,323    66,289    12,911  12,911  200,000      105,845     105,845     200,000     113,582     113,582     200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                GUARANTEED CHARGES                                 CURRENT CHARGES
                           ------------------------------------------------------------   ---------------------------------
END              PREMIUM      0.00% (-.75% NET)              12.00% (11.25% NET)                 12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND    DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 26     1,323    70,992    11,807  11,807  200,000      117,566     117,566     200,000     126,739     126,739     200,000
 27     1,323    75,931    10,303  10,303  200,000      130,537     130,537     200,000     141,352     141,352     200,000
 28     1,323    81,116     8,300   8,300  200,000      144,939     144,939     200,000     157,604     157,604     200,000
 29     1,323    86,561     5,674   5,674  200,000      161,005     161,005     200,000     175,706     175,706     200,000
 30     1,323    92,278     2,288   2,288  200,000      179,042     179,042     200,000     195,901     195,901     209,614
 31     1,323    98,281    LAPSED  LAPSED   LAPSED      199,406     199,406     209,376     218,335     218,335     229,252
 32     1,323    104,584                                222,003     222,003     233,103     243,170     243,170     255,328
 33     1,323    111,202                                246,953     246,953     259,300     270,654     270,654     284,186
 34     1,323    118,151                                274,483     274,483     288,208     301,060     301,060     316,113
 35     1,323    125,448                                304,840     304,840     320,083     334,686     334,686     351,421
 36     1,323    133,109                                338,285     338,285     355,200     371,859     371,859     390,452
 37     1,323    141,153                                375,094     375,094     393,848     412,933     412,933     433,579
 38     1,323    149,600                                415,553     415,553     436,331     458,295     458,295     481,209
 39     1,323    158,469                                459,967     459,967     482,966     508,345     508,345     533,762
 40     1,323    167,781                                508,652     508,652     534,085     563,513     563,513     591,688
 41     1,323    177,559                                561,942     561,942     590,039     624,272     624,272     655,485
 42     1,323    187,826                                620,186     620,186     651,195     691,105     691,105     725,661
 43     1,323    198,606                                683,749     683,749     717,937     764,525     764,525     802,752
 44     1,323    209,925                                753,009     753,009     790,660     845,035     845,035     887,287
 45     1,323    221,811                                828,345     828,345     869,763     933,169     933,169     979,828
 46     1,323    234,290                                910,133     910,133     955,639   1,029,472   1,029,472   1,080,946
 47     1,323    247,393                              1,001,198   1,001,198   1,041,246   1,136,221   1,136,221   1,181,670
 48     1,323    261,152                              1,103,166   1,103,166   1,136,261   1,255,059   1,255,059   1,292,711
 49     1,323    275,599                              1,218,081   1,218,081   1,242,443   1,388,172   1,388,172   1,415,935
 50     1,323    290,767                              1,348,624   1,348,624   1,362,110   1,538,085   1,538,085   1,553,466

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                GUARANTEED CHARGES                                 CURRENT CHARGES
                           ------------------------------------------------------------   ---------------------------------
END              PREMIUM      0.00% (-.75% NET)              12.00% (11.25% NET)                 12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND    DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 51     1,323    306,695                              1,492,374   1,492,374   1,507,298   1,703,795   1,703,795   1,720,833
 52     1,323    323,418                              1,650,054   1,650,054   1,666,555   1,886,851   1,886,851   1,905,720
 53     1,323    340,978                              1,821,428   1,821,428   1,839,642   2,089,117   2,089,117   2,110,009
 54     1,323    359,416                              2,007,836   2,007,836   2,027,914   2,312,558   2,312,558   2,335,684
 55     1,323    378,776                              2,213,192   2,213,192   2,235,324   2,559,344   2,559,344   2,584,937

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                        GUARANTEED CHARGES*          GUARANTEED CHARGES**           CURRENT CHARGES***
                    ---------------------------   ---------------------------   ---------------------------
                         0.00% (-.75% NET)             0.00% (-.75% NET)             0.00% (-.75% NET)
 POLICY   PREMIUM    CASH     FUND      DEATH      CASH     FUND      DEATH      CASH     FUND      DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS    VALUE    VALUE    PROCEEDS    VALUE    VALUE    PROCEEDS
   1       1,932         0    1,419     200,000        0    1,419     200,000        0    1,419     200,000
   5       1,932     5,593    6,752     200,000    5,593    6,752     200,000    5,673    6,833     200,000
   10      1,932    12,196   12,389     200,000   12,196   12,389     200,000   12,536   12,730     200,000
   20      1,932    18,908   18,908     200,000   18,908   18,908     200,000   20,182   20,182     200,000
@ Age 70   1,932    13,304   13,304     200,000   13,304   13,304     200,000   17,644   17,644     200,000
@ Age 85  LAPSED    LAPSED   LAPSED      LAPSED   LAPSED   LAPSED      LAPSED   LAPSED   LAPSED      LAPSED
@ Age 90  LAPSED    LAPSED   LAPSED      LAPSED   LAPSED   LAPSED      LAPSED   LAPSED   LAPSED      LAPSED

* Policy lapses in policy year 29 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 29 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 32 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Age 45 Female Smoker Standard                                   Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,932.08-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                            GUARANTEED CHARGES                          CURRENT CHARGES
                           -----------------------------------------------------   -------------------------
END              PREMIUM       0.00% (-.75% NET)           0.00% (-.75% NET)           0.00% (-.75% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND     DEATH      CASH    FUND     DEATH      CASH    FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS
  1     1,932     2,029         0   1,419    200,000        0   1,419    200,000        0   1,419    200,000
  2     1,932     4,159     1,064   2,803    200,000    1,064   2,803    200,000    1,077   2,815    200,000
  3     1,932     6,395     2,610   4,156    200,000    2,610   4,156    200,000    2,640   4,186    200,000
  4     1,932     8,744     4,121   5,473    200,000    4,121   5,473    200,000    4,174   5,526    200,000
  5     1,932    11,210     5,593   6,752    200,000    5,593   6,752    200,000    5,673   6,833    200,000
  6     1,932    13,799     7,023   7,989    200,000    7,023   7,989    200,000    7,136   8,102    200,000
  7     1,932    16,518     8,404   9,177    200,000    8,404   9,177    200,000    8,558   9,331    200,000
  8     1,932    19,372     9,732  10,312    200,000    9,732  10,312    200,000    9,936  10,515    200,000
  9     1,932    22,369    10,999  11,385    200,000   10,999  11,385    200,000   11,264  11,650    200,000
 10     1,932    25,517    12,196  12,389    200,000   12,196  12,389    200,000   12,536  12,730    200,000
 11     1,932    28,821    13,587  13,587    200,000   13,587  13,587    200,000   14,009  14,009    200,000
 12     1,932    32,291    14,698  14,698    200,000   14,698  14,698    200,000   15,207  15,207    200,000
 13     1,932    35,934    15,712  15,712    200,000   15,712  15,712    200,000   16,309  16,309    200,000
 14     1,932    39,759    16,623  16,623    200,000   16,623  16,623    200,000   17,286  17,286    200,000
 15     1,932    43,776    17,418  17,418    200,000   17,418  17,418    200,000   18,148  18,148    200,000
 16     1,932    47,994    18,083  18,083    200,000   18,083  18,083    200,000   18,881  18,881    200,000
 17     1,932    52,422    18,596  18,596    200,000   18,596  18,596    200,000   19,464  19,464    200,000
 18     1,932    57,072    18,927  18,927    200,000   18,927  18,927    200,000   19,878  19,878    200,000
 19     1,932    61,954    19,042  19,042    200,000   19,042  19,042    200,000   20,122  20,122    200,000
 20     1,932    67,080    18,908  18,908    200,000   18,908  18,908    200,000   20,182  20,182    200,000
 21     1,932    72,463    18,489  18,489    200,000   18,489  18,489    200,000   20,134  20,134    200,000
 22     1,932    78,115    17,753  17,753    200,000   17,753  17,753    200,000   19,851  19,851    200,000
 23     1,932    84,049    16,670  16,670    200,000   16,670  16,670    200,000   19,349  19,349    200,000
 24     1,932    90,280    15,205  15,205    200,000   15,205  15,205    200,000   18,622  18,622    200,000
 25     1,932    96,823    13,304  13,304    200,000   13,304  13,304    200,000   17,644  17,644    200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Age 45 Female Smoker Standard                                   Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,932.08-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                            GUARANTEED CHARGES                          CURRENT CHARGES
                           -----------------------------------------------------   -------------------------
END              PREMIUM       0.00% (-.75% NET)           0.00% (-.75% NET)           0.00% (-.75% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND     DEATH      CASH    FUND     DEATH      CASH    FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS
 26     1,932    103,693   10,888  10,888    200,000   10,888  10,888    200,000   16,361  16,361    200,000
 27     1,932    110,906    7,843   7,843    200,000    7,843   7,843    200,000   14,769  14,769    200,000
 28     1,932    118,480    4,022   4,022    200,000    4,022   4,022    200,000   12,813  12,813    200,000
 29     1,932    126,433   LAPSED  LAPSED     LAPSED   LAPSED  LAPSED     LAPSED   10,336  10,336    200,000
 30     1,932    134,783                                                            7,237   7,237    200,000
 31     1,932    143,551                                                            3,407   3,407    200,000
 32     1,932    152,757                                                           LAPSED  LAPSED     LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Age 45 Female Smoker Standard                                   Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,932.08-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       1,932         0    1,419   200,000         0    1,513   200,000         0    1,513   200,000
   5       1,932     5,593    6,752   200,000     6,978    8,137   200,000     7,066    8,226   200,000
   10      1,932    12,196   12,389   200,000    17,429   17,623   200,000    17,837   18,031   200,000
   20      1,932    18,908   18,908   200,000    41,265   41,265   200,000    43,114   43,114   200,000
@ Age 70   1,932    13,304   13,304   200,000    49,957   49,957   200,000    55,342   55,342   200,000
@ Age 85   1,932    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    30,895   30,895   200,000
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 29 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 37 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 42 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Age 45 Female Smoker Standard                                   Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,932.08-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                            GUARANTEED CHARGES                          CURRENT CHARGES
                           -----------------------------------------------------   -------------------------
END              PREMIUM       0.00% (-.75% NET)           6.00% (5.25% NET)           6.00% (5.25% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND     DEATH      CASH    FUND     DEATH      CASH    FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS
  1    1,932      2,029         0   1,419    200,000        0   1,513    200,000        0   1,513    200,000
  2    1,932      4,159     1,064   2,803    200,000    1,342   3,081    200,000    1,354   3,093    200,000
  3    1,932      6,395     2,610   4,156    200,000    3,162   4,708    200,000    3,194   4,740    200,000
  4    1,932      8,744     4,121   5,473    200,000    5,041   6,394    200,000    5,098   6,451    200,000
  5    1,932     11,210     5,593   6,752    200,000    6,978   8,137    200,000    7,066   8,226    200,000
  6    1,932     13,799     7,023   7,989    200,000    8,970   9,936    200,000    9,098  10,064    200,000
  7    1,932     16,518     8,404   9,177    200,000   11,016  11,789    200,000   11,193  11,966    200,000
  8    1,932     19,372     9,732  10,312    200,000   13,112  13,692    200,000   13,349  13,929    200,000
  9    1,932     22,369    10,999  11,385    200,000   15,251  15,638    200,000   15,565  15,952    200,000
 10    1,932     25,517    12,196  12,389    200,000   17,429  17,623    200,000   17,837  18,031    200,000
 11    1,932     28,821    13,587  13,587    200,000   19,922  19,922    200,000   20,435  20,435    200,000
 12    1,932     32,291    14,698  14,698    200,000   22,262  22,262    200,000   22,891  22,891    200,000
 13    1,932     35,934    15,712  15,712    200,000   24,636  24,636    200,000   25,389  25,389    200,000
 14    1,932     39,759    16,623  16,623    200,000   27,040  27,040    200,000   27,901  27,901    200,000
 15    1,932     43,776    17,418  17,418    200,000   29,465  29,465    200,000   30,441  30,441    200,000
 16    1,932     47,994    18,083  18,083    200,000   31,899  31,899    200,000   32,996  32,996    200,000
 17    1,932     52,422    18,596  18,596    200,000   34,323  34,323    200,000   35,551  35,551    200,000
 18    1,932     57,072    18,927  18,927    200,000   36,712  36,712    200,000   38,090  38,090    200,000
 19    1,932     61,954    19,042  19,042    200,000   39,036  39,036    200,000   40,614  40,614    200,000
 20    1,932     67,080    18,908  18,908    200,000   41,265  41,265    200,000   43,114  43,114    200,000
 21    1,932     72,463    18,489  18,489    200,000   43,369  43,369    200,000   45,660  45,660    200,000
 22    1,932     78,115    17,753  17,753    200,000   45,318  45,318    200,000   48,147  48,147    200,000
 23    1,932     84,049    16,670  16,670    200,000   47,090  47,090    200,000   50,593  50,593    200,000
 24    1,932     90,280    15,205  15,205    200,000   48,651  48,651    200,000   52,996  52,996    200,000
 25    1,932     96,823    13,304  13,304    200,000   49,957  49,957    200,000   55,342  55,342    200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Age 45 Female Smoker Standard                                   Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,932.08-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                            GUARANTEED CHARGES                          CURRENT CHARGES
                           -----------------------------------------------------   -------------------------
END              PREMIUM       0.00% (-.75% NET)           6.00% (5.25% NET)           6.00% (5.25% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND     DEATH      CASH    FUND     DEATH      CASH    FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS
 26    1,932     103,693   10,888  10,888    200,000   50,943  50,943    200,000   57,593  57,593    200,000
 27    1,932     110,906    7,843   7,843    200,000   51,513  51,513    200,000   59,750  59,750    200,000
 28    1,932     118,480    4,022   4,022    200,000   51,547  51,547    200,000   61,779  61,779    200,000
 29    1,932     126,433   LAPSED  LAPSED     LAPSED   50,899  50,899    200,000   63,567  63,567    200,000
 30    1,932     134,783                               49,397  49,397    200,000   65,050  65,050    200,000
 31    1,932     143,551                               46,848  46,848    200,000   66,154  66,154    200,000
 32    1,932     152,757                               43,035  43,035    200,000   66,773  66,773    200,000
 33    1,932     162,424                               37,705  37,705    200,000   66,783  66,783    200,000
 34    1,932     172,574                               30,529  30,529    200,000   66,034  66,034    200,000
 35    1,932     183,281                               21,055  21,055    200,000   64,347  64,347    200,000
 36    1,932     194,421                                8,651   8,651    200,000   61,529  61,529    200,000
 37    1,932     206,171                               LAPSED  LAPSED     LAPSED   57,284  57,284    200,000
 38    1,932     218,508                                                           51,265  51,265    200,000
 39    1,932     231,463                                                           42,765  42,765    200,000
 40    1,932     245,064                                                           30,895  30,895    200,000
 41    1,932     259,346                                                           14,791  14,791    200,000
 42    1,932     274,342                                                           LAPSED  LAPSED     LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Age 45 Female Smoker Standard                                   Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,932.08-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*             GUARANTEED CHARGES**                 CURRENT CHARGES***
                    --------------------------   ---------------------------------   ---------------------------------
                        0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
   1       1,932         0    1,419   200,000            0       1,608     200,000           0       1,608     200,000
   5       1,932     5,593    6,752   200,000        8,603       9,762     200,000       8,701       9,860     200,000
   10      1,932    12,196   12,389   200,000       24,984      25,178     200,000      25,476      25,669     200,000
   20      1,932    18,908   18,908   200,000       91,845      91,845     200,000      94,631      94,631     200,000
@ Age 70   1,932    13,304   13,304   200,000      158,601     158,601     200,000     165,137     165,137     200,000
@ Age 85   1,932    LAPSED   LAPSED    LAPSED      768,788     768,788     807,228     811,134     811,134     851,691
@ Age 90   1,932    LAPSED   LAPSED    LAPSED    1,246,739   1,246,739   1,309,076   1,326,609   1,326,609   1,392,939

* Policy lapses in policy year 29 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Age 45 Female Smoker Standard                                   Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,932.08-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                              GUARANTEED CHARGES                              CURRENT CHARGES
                           ---------------------------------------------------------   -----------------------------
END              PREMIUM       0.00% (-.75% NET)            12.00% (11.25% NET)             12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH      CASH      FUND      DEATH      CASH      FUND       DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS
  1     1,932     2,029         0    1,419   200,000          0     1,608   200,000          0     1,608     200,000
  2     1,932     4,159     1,064    2,803   200,000      1,631     3,370   200,000      1,644     3,383     200,000
  3     1,932     6,395     2,610    4,156   200,000      3,760     5,306   200,000      3,794     5,340     200,000
  4     1,932     8,744     4,121    5,473   200,000      6,079     7,431   200,000      6,140     7,493     200,000
  5     1,932    11,210     5,593    6,752   200,000      8,603     9,762   200,000      8,701     9,860     200,000
  6     1,932    13,799     7,023    7,989   200,000     11,351    12,317   200,000     11,495    12,461     200,000
  7     1,932    16,518     8,404    9,177   200,000     14,342    15,115   200,000     14,544    15,317     200,000
  8     1,932    19,372     9,732   10,312   200,000     17,596    18,176   200,000     17,874    18,453     200,000
  9     1,932    22,369    10,999   11,385   200,000     21,136    21,522   200,000     21,508    21,895     200,000
 10     1,932    25,517    12,196   12,289   200,000     24,984    25,178   200,000     25,476    25,669     200,000
 11     1,932    28,821    13,587   13,587   200,000     29,462    29,462   200,000     30,091    30,091     200,000
 12     1,932    32,291    14,698   14,698   200,000     34,148    34,148   200,000     34,933    34,933     200,000
 13     1,932    35,934    15,712   15,712   200,000     39,273    39,273   200,000     40,232    40,232     200,000
 14     1,932    39,759    16,623   16,623   200,000     44,883    44,883   200,000     46,015    46,015     200,000
 15     1,932    43,776    17,418   17,418   200,000     51,028    51,028   200,000     52,350    52,350     200,000
 16     1,932    47,994    18,083   18,083   200,000     57,761    57,761   200,000     59,295    59,295     200,000
 17     1,932    52,422    18,596   18,596   200,000     65,140    65,140   200,000     66,911    66,911     200,000
 18     1,932    57,072    18,927   18,927   200,000     73,229    73,229   200,000     75,271    75,271     200,000
 19     1,932    61,954    19,042   19,042   200,000     82,100    82,100   200,000     84,475    84,475     200,000
 20     1,932    67,080    18,908   18,908   200,000     91,845    91,845   200,000     94,631    94,631     200,000
 21     1,932    72,463    18,489   18,489   200,000    102,576   102,576   200,000    105,916   105,916     200,000
 22     1,932    78,115    17,753   17,753   200,000    114,429   114,429   200,000    118,412   118,412     200,000
 23     1,932    84,049    16,670   16,670   200,000    127,577   127,577   200,000    132,308   132,308     200,000
 24     1,932    90,280    15,205   15,205   200,000    142,220   142,220   200,000    147,805   147,805     200,000
 25     1,932    96,823    13,304   13,304   200,000    158,601   158,601   200,000    165,137   165,137     200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Age 45 Female Smoker Standard                                   Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,932.08-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                               GUARANTEED CHARGES                                 CURRENT CHARGES
                           -----------------------------------------------------------   ---------------------------------
END              PREMIUM      0.00% (-.75% NET)             12.00% (11.25% NET)                 12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND    DEATH      CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 26     1,932    103,693   10,888  10,888  200,000     177,010     177,010     203,562     184,526     184,526     212,205
 27     1,932    110,906    7,843   7,843  200,000     197,525     197,525     223,203     206,026     206,026     232,809
 28     1,932    118,480    4,022   4,022  200,000     220,217     220,217     244,441     229,842     229,842     255,124
 29     1,932    126,433   LAPSED  LAPSED   LAPSED     245,343     245,343     267,424     256,229     256,229     279,289
 30     1,932    134,783                               273,204     273,204     292,329     285,492     285,492     305,476
 31     1,932    143,551                               304,163     304,163     319,372     317,985     317,985     333,884
 32     1,932    152,757                               338,316     338,316     355,232     353,892     353,892     371,587
 33     1,932    162,424                               375,973     375,973     394,771     393,552     393,552     413,230
 34     1,932    172,574                               417,469     417,469     438,342     437,332     437,332     459,199
 35     1,932    183,231                               463,165     463,165     486,323     485,631     485,631     509,913
 36     1,932    194,421                               513,444     513,444     539,117     538,887     538,887     565,831
 37     1,932    206,171                               568,712     568,712     597,148     597,563     597,563     627,442
 38     1,932    218,508                               629,394     629,394     660,863     662,165     662,165     695,273
 39     1,932    231,463                               695,927     695,927     730,724     733,182     733,182     769,841
 40     1,932    245,064                               768,788     768,788     807,228     811,134     811,134     851,691
 41     1,932    259,346                               848,483     848,483     890,907     896,638     896,638     941,470
 42     1,932    274,342                               935,549     935,549     982,327     990,242     990,242   1,039,754
 43     1,932    290,088                             1,030,553   1,030,553   1,082,081   1,092,691   1,092,691   1,147,326
 44     1,932    306,621                             1,134,078   1,134,078   1,190,782   1,204,585   1,204,585   1,264,814
 45     1,932    323,981                             1,246,739   1,246,739   1,309,076   1,326,609   1,326,609   1,392,939
 46     1,932    342,209                             1,369,104   1,369,104   1,437,559   1,459,602   1,459,602   1,532,582
 47     1,932    361,348                             1,505,603   1,505,603   1,565,827   1,607,612   1,607,612   1,671,917
 48     1,932    381,444                             1,658,671   1,658,671   1,708,432   1,773,174   1,773,174   1,826,370
 49     1,932    402,545                             1,831,347   1,831,347   1,867,974   1,959,662   1,959,662   1,998,855
 50     1,932    424,700                             2,027,591   2,027,591   2,047,866   2,170,759   2,170,759   2,192,467

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Age 45 Female Smoker Standard                                   Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,932.08-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                               GUARANTEED CHARGES                                 CURRENT CHARGES
                           -----------------------------------------------------------   ---------------------------------
END              PREMIUM      0.00% (-.75% NET)             12.00% (11.25% NET)                 12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND    DEATH      CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 51     1,932    447,964                             2,243,695   2,243,695   2,266,131   2,404,174   2,404,174   2,428,216
 52     1,932    472,391                             2,480,740   2,480,740   2,505,547   2,662,241   2,662,241   2,688,863
 53     1,932    498,039                             2,738,370   2,738,370   2,765,754   2,947,523   2,947,523   2,976,998
 54     1,932    524,970                             3,018,609   3,018,609   3,048,795   3,262,832   3,262,832   3,295,460
 55     1,932    553,247                             3,327,334   3,327,334   3,360,607   3,611,251   3,611,251   3,647,364

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Age 45 Female Smoker Standard                                   Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,932.08-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            0.00% (-.75% NET)            0.00% (-.75% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       1,323         0      876   200,876         0      876   200,876         0      876   200,876
   5       1,323     3,426    4,220   204,220     3,426    4,220   204,220     3,478    4,272   204,272
   10      1,323     7,803    7,936   207,936     7,803    7,936   207,936     8,096    8,229   208,229
   20      1,323    14,189   14,189   214,189    14,189   14,189   214,189    15,897   15,897   215,897
@ Age 70   1,323    12,166   12,166   212,166    12,166   12,166   212,166    16,981   16,981   216,981
@ Age 85  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 31 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 31 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 36 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Age 45 Female Smoker Standard                                   Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,932.08-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                            GUARANTEED CHARGES                          CURRENT CHARGES
                           -----------------------------------------------------   -------------------------
END              PREMIUM       0.00% (-.75% NET)           0.00% (-.75% NET)           0.00% (-.75% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND     DEATH      CASH    FUND     DEATH      CASH    FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS
  1    1,323      1,389         0     876    200,876        0     876    200,876        0     876    200,876
  2    1,323      2,847       546   1,736    201,736      546   1,736    201,736      552   1,742    201,742
  3    1,323      4,379     1,523   2,581    202,581    1,523   2,581    202,581    1,539   2,597    202,597
  4    1,323      5,986     2,483   3,409    203,409    2,483   3,409    203,409    2,514   3,440    203,440
  5    1,323      7,675     3,426   4,220    204,220    3,426   4,220    204,220    3,478   4,272    204,272
  6    1,323      9,447     4,350   5,011    205,011    4,350   5,011    205,011    4,430   5,092    205,092
  7    1,323     11,309     5,253   5,782    205,782    5,253   5,782    205,782    5,369   5,898    205,898
  8    1,323     13,263     6,131   6,528    206,528    6,131   6,528    206,528    6,294   6,691    206,691
  9    1,323     15,315     6,983   7,247    207,247    6,983   7,247    207,247    7,204   7,468    207,468
 10    1,323     17,470     7,803   7,936    207,936    7,803   7,936    207,936    8,096   8,229    208,229
 11    1,323     19,732     8,843   8,843    208,843    8,843   8,843    208,843    9,223   9,223    209,223
 12    1,323     22,108     9,709   9,709    209,709    9,709   9,709    209,709   10,191  10,191    210,191
 13    1,323     24,602    10,528  10,528    210,528   10,528  10,528    210,528   11,128  11,128    211,128
 14    1,323     27,221    11,295  11,295    211,295   11,295  11,295    211,295   12,014  12,014    212,014
 15    1,323     29,971    12,002  12,002    212,002   12,002  12,002    212,002   12,835  12,835    212,835
 16    1,323     32,858    12,639  12,639    212,639   12,639  12,639    212,639   13,594  13,594    213,594
 17    1,323     35,890    13,195  13,195    213,195   13,195  13,195    213,195   14,284  14,284    214,284
 18    1,323     39,074    13,653  13,653    213,653   13,653  13,653    213,653   14,895  14,895    214,895
 19    1,323     42,416    13,992  13,992    213,992   13,992  13,992    213,992   15,425  15,425    215,425
 20    1,323     45,926    14,189  14,189    214,189   14,189  14,189    214,189   15,897  15,897    215,897
 21    1,323     49,611    14,221  14,221    214,221   14,221  14,221    214,221   16,315  16,315    216,315
 22    1,323     53,481    14,063  14,063    214,063   14,063  14,063    214,063   16,642  16,642    216,642
 23    1,323     57,544    13,689  13,689    213,689   13,689  13,689    213,689   16,860  16,860    216,860
 24    1,323     61,810    13,070  13,070    213,070   13,070  13,070    213,070   16,974  16,974    216,974
 25    1,323     66,289    12,166  12,166    212,166   12,166  12,166    212,166   16,981  16,981    216,981

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Age 45 Female Smoker Standard                                   Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,932.08-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                            GUARANTEED CHARGES                          CURRENT CHARGES
                           -----------------------------------------------------   -------------------------
END              PREMIUM       0.00% (-.75% NET)           0.00% (-.75% NET)           0.00% (-.75% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND     DEATH      CASH    FUND     DEATH      CASH    FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS
 26    1,323     70,992    10,924  10,924    210,924   10,924  10,924    210,924   16,856  16,856    216,856
 27    1,323     75,931     9,273   9,273    209,273    9,273   9,273    209,273   16,585  16,585    216,585
 28    1,323     81,116     7,121   7,121    207,121    7,121   7,121    207,121   16,141  16,141    216,141
 29    1,323     86,561     4,361   4,361    204,361    4,361   4,361    204,361   15,459  15,459    215,459
 30    1,323     92,278       879     879    200,879      879     879    200,879   14,496  14,496    214,496
 31    1,323     98,281    LAPSED  LAPSED     LAPSED   LAPSED  LAPSED     LAPSED   13,197  13,197    213,197
 32    1,323     104,584                                                           11,500  11,500    211,500
 33    1,323     111,202                                                            9,334   9,334    209,334
 34    1,323     118,151                                                            6,614   6,614    206,614
 35    1,323     125,448                                                            3,251   3,251    203,251
 36    1,323     133,109                                                           LAPSED  LAPSED     LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Smoker Standard                              Prepared On: 09/11/1998
Age 45 Female Smoker Standard                                   Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $1,932.08-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       1,323         0      876   200,876         0      938   200,938         0      938   200,938
   5       1,323     3,426    4,220   204,220     4,304    5,097   205,097     4,361    5,154   205,154
   10      1,323     7,803    7,936   207,936    11,118   11,250   211,250    11,466   11,598   211,598
   20      1,323    14,189   14,189   214,189    28,580   28,580   228,580    30,999   30,999   230,999
@ Age 70   1,323    12,166   12,166   212,166    35,153   35,153   235,153    41,853   41,853   241,853
@ Age 85   1,323    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    33,741   33,741   233,741
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 31 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 36 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 43 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                            GUARANTEED CHARGES                          CURRENT CHARGES
                           -----------------------------------------------------   -------------------------
END              PREMIUM       0.00% (-.75% NET)           6.00% (5.25% NET)           6.00% (5.25% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND     DEATH      CASH    FUND     DEATH      CASH    FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS
  1    1,323      1,389         0     876    200,876        0     938    200,938        0     938    200,938
  2    1,323      2,847       546   1,736    201,736      724   1,914    201,914      730   1,920    201,920
  3    1,323      4,379     1,523   2,581    202,581    1,875   2,933    202,933    1,891   2,950    202,950
  4    1,323      5,986     2,483   3,409    203,409    3,068   3,993    203,993    3,101   4,027    204,027
  5    1,323      7,675     3,426   4,220    204,220    4,304   5,097    205,097    4,361   5,154    205,154
  6    1,323      9,447     4,350   5,011    205,011    5,583   6,244    206,244    5,672   6,334    206,334
  7    1,323     11,309     5,253   5,782    205,782    6,905   7,434    207,434    7,037   7,566    207,566
  8    1,323     13,263     6,131   6,528    206,528    8,269   8,666    208,666    8,457   8,854    208,854
  9    1,323     15,315     6,983   7,247    207,247    9,674   9,939    209,939    9,933  10,198    210,198
 10    1,323     17,470     7,803   7,936    207,936   11,118  11,250    211,250   11,466  11,598    211,598
 11    1,323     19,732     8,843   8,843    208,843   12,860  12,860    212,860   13,319  13,319    213,319
 12    1,323     22,108     9,709   9,709    209,709   14,516  14,516    214,516   15,107  15,107    215,107
 13    1,323     24,602    10,528  10,528    210,528   16,215  16,215    216,215   16,961  16,961    216,961
 14    1,323     27,221    11,295  11,295    211,295   17,951  17,951    217,951   18,864  18,864    218,864
 15    1,323     29,971    12,002  12,002    212,002   19,720  19,720    219,720   20,803  20,803    220,803
 16    1,323     32,858    12,639  12,639    212,639   21,511  21,511    221,511   22,782  22,782    222,782
 17    1,323     35,890    13,195  13,195    213,195   23,313  23,313    223,313   24,795  24,795    224,795
 18    1,323     39,074    13,653  13,653    213,653   25,107  25,107    225,107   26,832  26,832    226,832
 19    1,323     42,416    13,992  13,992    213,992   26,871  26,871    226,871   28,893  28,893    228,893
 20    1,323     45,926    14,189  14,189    214,189   28,580  28,580    228,580   30,999  30,999    230,999
 21    1,323     49,611    14,221  14,221    214,221   30,203  30,203    230,203   33,159  33,159    233,159
 22    1,323     53,481    14,063  14,063    214,063   31,710  31,710    231,710   35,335  35,335    235,335
 23    1,323     57,544    13,689  13,689    213,689   33,067  33,067    233,067   37,508  37,508    237,508
 24    1,323     61,810    13,070  13,070    213,070   34,232  34,232    234,232   39,682  39,682    239,682
 25    1,323     66,289    12,166  12,166    212,166   35,153  35,153    235,153   41,853  41,853    241,853

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                            GUARANTEED CHARGES                          CURRENT CHARGES
                           -----------------------------------------------------   -------------------------
END              PREMIUM       0.00% (-.75% NET)           6.00% (5.25% NET)           6.00% (5.25% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND     DEATH      CASH    FUND     DEATH      CASH    FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS
 26    1,323     70,992    10,924  10,924    210,924   35,760  35,760    235,760   43,995  43,995    243,995
 27    1,323     75,931     9,273   9,273    209,273   35,961  35,961    235,961   46,089  46,089    246,089
 28    1,323     81,116     7,121   7,121    207,121   35,636  35,636    235,636   48,103  48,103    248,103
 29    1,323     86,561     4,361   4,361    204,361   34,643  34,643    234,643   49,966  49,966    249,966
 30    1,323     92,278       879     879    200,879   32,826  32,826    232,826   51,622  51,622    251,622
 31    1,323     98,281    LAPSED  LAPSED     LAPSED   30,017  30,017    230,017   53,001  53,001    253,001
 32    1,323     104,584                               26,044  26,044    226,044   54,023  54,023    254,023
 33    1,323     111,202                               20,721  20,721    220,721   54,591  54,591    254,591
 34    1,323     118,151                               13,842  13,842    213,842   54,592  54,592    254,592
 35    1,323     125,448                                5,156   5,156    205,156   53,899  53,899    253,899
 36    1,323     133,109                               LAPSED  LAPSED     LAPSED   52,361  52,361    252,361
 37    1,323     141,153                                                           49,827  49,827    249,827
 38    1,323     149,600                                                           46,123  46,123    246,123
 39    1,323     158,469                                                           40,883  40,883    240,883
 40    1,323     167,781                                                           33,741  33,741    233,741
 41    1,323     177,559                                                           24,417  24,417    224,417
 42    1,323     187,826                                                           12,460  12,460    212,460
 43    1,323     198,606                                                           LAPSED  LAPSED     LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*           GUARANTEED CHARGES**            CURRENT CHARGES***
                    --------------------------   ----------------------------   ----------------------------
                        0.00% (-.75% NET)            12.00% (11.25% NET)            12.00% (11.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH      FUND      DEATH      CASH      FUND      DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS
   1       1,323         0      876   200,876          0       999   200,999          0       999   200,999
   5       1,323     3,426    4,220   204,220      5,335     6,128   206,128      5,397     6,191   206,191
   10      1,323     7,803    7,936   207,936     15,898    16,030   216,030     16,315    16,447   216,447
   20      1,323    14,189   14,189   214,189     60,350    60,350   260,350     63,941    63,941   263,941
@ Age 70   1,323    12,166   12,166   212,166    100,148   100,148   300,148    110,276   110,276   310,276
@ Age 85   1,323    LAPSED   LAPSED    LAPSED    268,483   268,483   468,483    453,642   453,642   653,642
@ Age 90   1,323    LAPSED   LAPSED    LAPSED    252,535   252,535   452,535    661,426   661,426   861,426

* Policy lapses in policy year 31 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 51 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                             GUARANTEED CHARGES                               CURRENT CHARGES
                           -------------------------------------------------------   ---------------------------------
END              PREMIUM       0.00% (-.75% NET)           12.00% (11.25% NET)              12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH      CASH     FUND     DEATH       CASH        FUND        DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS
  1     1,323     1,389         0      876   200,876         0      999   200,999            0         999     200,999
  2     1,323     2,847       546    1,736   201,736       910    2,100   202,100          916       2,107     202,107
  3     1,323     4,379     1,523    2,581   202,581     2,256    3,315   203,315        2,274       3,332     203,332
  4     1,323     5,986     2,483    3,409   203,409     3,727    4,653   204,653        3,763       4,689     204,689
  5     1,323     7,675     3,426    4,220   204,220     5,335    6,128   206,128        5,397       6,191     206,191
  6     1,323     9,447     4,350    5,011   205,011     7,091    7,752   207,752        7,191       7,852     207,852
  7     1,323    11,309     5,253    5,782   205,782     9,010    9,539   209,539        9,161       9,690     209,690
  8     1,323    13,263     6,131    6,528   206,528    11,107   11,504   211,504       11,325      11,722     211,722
  9     1,323    15,315     6,983    7,247   207,247    13,397   13,662   213,662       13,702      13,967     213,967
 10     1,323    17,470     7,803    7,936   207,936    15,898   16,030   216,030       16,315      16,447     216,447
 11     1,323    19,732     8,843    8,843   208,843    18,899   18,899   218,899       19,457      19,457     219,457
 12     1,323    22,108     9,709    9,709   209,709    22,045   22,045   222,045       22,777      22,777     222,777
 13     1,323    24,602    10,528   10,528   210,528    25,494   25,494   225,494       26,436      26,436     226,436
 14     1,323    27,221    11,295   11,295   211,295    29,271   29,271   229,271       30,450      30,450     230,450
 15     1,323    29,971    12,002   12,002   212,002    33,404   33,404   233,404       34,840      34,840     234,840
 16     1,323    32,858    12,639   12,639   212,639    37,920   37,920   237,920       39,652      39,652     239,652
 17     1,323    35,890    13,195   13,195   213,195    42,847   42,847   242,847       44,921      44,921     244,921
 18     1,323    39,074    13,653   13,653   213,653    48,212   48,212   248,212       50,686      50,686     250,686
 19     1,323    42,416    13,992   13,992   213,992    54,037   54,037   254,037       56,998      56,998     256,998
 20     1,323    45,926    14,189   14,189   214,189    60,350   60,350   260,350       63,941      63,941     263,941
 21     1,323    49,611    14,221   14,221   214,221    67,174   67,174   267,174       71,586      71,586     271,586
 22     1,323    53,481    14,063   14,063   214,063    74,538   74,538   274,538       79,970      79,970     279,970
 23     1,323    57,544    13,689   13,689   213,689    82,471   82,471   282,471       89,152      89,152     289,152
 24     1,323    61,810    13,070   13,070   213,070    91,001   91,001   291,001       99,223      99,223     299,223
 25     1,323    66,289    12,166   12,166   212,166    100,148  100,148  300,148      110,276     110,276     310,276

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                              GUARANTEED CHARGES                                CURRENT CHARGES
                           ---------------------------------------------------------   ---------------------------------
END              PREMIUM       0.00% (-.75% NET)            12.00% (11.25% NET)               12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH      CASH      FUND      DEATH       CASH        FUND        DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS
 26     1,323    70,992    10,924   10,924   210,924    109,919   109,919   309,919      122,391     122,391     322,391
 27     1,323    75,931     9,273    9,273   209,273    120,303   120,303   320,303      135,664     135,664     335,664
 28     1,323    81,116     7,121    7,121   207,121    131,264   131,264   331,264      150,192     150,192     350,192
 29     1,323    86,561     4,361    4,361   204,361    142,745   142,745   342,745      166,042     166,042     366,042
 30     1,323    92,278       879      879   200,879    154,677   154,677   354,677      183,307     183,307     383,307
 31     1,323    98,281    LAPSED   LAPSED    LAPSED    166,977   166,977   366,977      202,081     202,081     402,081
 32     1,323    104,584                                179,559   179,559   379,559      222,457     222,457     422,457
 33     1,323    111,202                                192,321   192,321   392,321      244,531     244,531     444,531
 34     1,323    118,151                                205,140   205,140   405,140      268,392     268,392     468,392
 35     1,323    125,448                                217,845   217,845   417,845      294,135     294,135     494,135
 36     1,323    133,109                                230,195   230,195   430,195      321,844     321,844     521,844
 37     1,323    141,153                                241,869   241,869   441,869      351,621     351,621     551,621
 38     1,323    149,600                                252,459   252,459   452,459      383,564     383,564     583,564
 39     1,323    158,469                                261,498   261,498   461,498      417,593     417,593     617,593
 40     1,323    167,781                                268,483   268,483   468,483      453,642     453,642     653,642
 41     1,323    177,559                                272,882   272,882   472,882      491,740     491,740     691,740
 42     1,323    187,826                                274,131   274,131   474,131      531,762     531,762     731,762
 43     1,323    198,606                                271,620   271,620   471,620      573,582     573,582     773,582
 44     1,323    209,925                                264,682   264,682   464,682      616,885     616,885     816,885
 45     1,323    221,811                                252,535   252,535   452,535      661,426     661,426     861,426
 46     1,323    234,290                                234,269   234,269   434,269      706,924     706,924     906,924
 47     1,323    247,393                                208,749   208,749   408,749      753,017     753,017     953,017
 48     1,323    261,152                                174,502   174,502   374,502      799,280     799,280     999,280
 48     1,323    275,599                                129,375   129,375   329,375      846,275     846,275   1,046,275
 50     1,323    290,767                                 69,777    69,777   269,777      893,821     893,821   1,093,821

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                             GUARANTEED CHARGES                               CURRENT CHARGES
                           -------------------------------------------------------   ---------------------------------
END              PREMIUM       0.00% (-.75% NET)           12.00% (11.25% NET)              12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH      CASH     FUND     DEATH       CASH        FUND        DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS
 51     1,323    306,695                                LAPSED   LAPSED    LAPSED      941,638     941,638   1,141,638
 51     1,323    323,418                                                               988,262     988,262   1,188,262
 53     1,323    340,978                                                             1,034,946   1,034,946   1,234,946
 54     1,323    359,416                                                             1,081,483   1,081,483   1,281,483
 55     1,323    378,776                                                             1,127,792   1,127,792   1,327,792

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            0.00% (-.75% NET)            0.00% (-.75% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1         752         0      415   200,000         0      415   200,000         0      415   200,000
   5         752     1,561    2,013   200,000     1,561    2,013   200,000     1,573    2,024   200,000
   10        752     3,779    3,855   200,000     3,779    3,855   200,000     3,835    3,910   200,000
   20        752     8,456    8,456   200,000     8,456    8,456   200,000     8,793    8,793   200,000
@ Age 70     752     4,569    4,569   200,000     4,569    4,569   200,000     9,758    9,758   200,000
@ Age 85  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 38 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 38 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 43 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                             GUARANTEED CHARGES                           CURRENT CHARGES
                           -------------------------------------------------------   --------------------------
END              PREMIUM       0.00% (-.75% NET)            0.00% (-.75% NET)            0.00% (-.75% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
  1      752        790         0      415   200,000         0      415   200,000         0      415   200,000
  2      752      1,618       146      823   200,000       146      823   200,000       148      824   200,000
  3      752      2,489       624    1,226   200,000       624    1,226   200,000       628    1,229   200,000
  4      752      3,403     1,096    1,622   200,000     1,096    1,622   200,000     1,103    1,629   200,000
  5      752      4,363     1,561    2,013   200,000     1,561    2,013   200,000     1,573    2,024   200,000
  6      752      5,370     2,020    2,396   200,000     2,020    2,396   200,000     2,037    2,413   200,000
  7      752      6,428     2,472    2,772   200,000     2,472    2,772   200,000     2,496    2,797   200,000
  8      752      7,539     2,916    3,141   200,000     2,916    3,141   200,000     2,949    3,174   200,000
  9      752      8,706     3,352    3,502   200,000     3,352    3,502   200,000     3,395    3,545   200,000
 10      752      9,930     3,779    3,855   200,000     3,779    3,855   200,000     3,835    3,910   200,000
 11      752     11,216     4,387    4,387   200,000     4,387    4,387   200,000     4,458    4,458   200,000
 12      752     12,567     4,907    4,907   200,000     4,907    4,907   200,000     4,996    4,996   200,000
 13      752     13,985     5,414    5,414   200,000     5,414    5,414   200,000     5,525    5,525   200,000
 14      752     15,473     5,906    5,906   200,000     5,906    5,906   200,000     6,041    6,041   200,000
 15      752     17,036     6,383    6,383   200,000     6,383    6,383   200,000     6,543    6,543   200,000
 16      752     18,678     6,843    6,843   200,000     6,843    6,843   200,000     7,028    7,028   200,000
 17      752     20,401     7,283    7,283   200,000     7,283    7,283   200,000     7,495    7,495   200,000
 18      752     22,211     7,701    7,701   200,000     7,701    7,701   200,000     7,942    7,942   200,000
 19      752     24,111     8,093    8,093   200,000     8,093    8,093   200,000     8,374    8,374   200,000
 20      752     26,106     8,456    8,456   200,000     8,456    8,456   200,000     8,793    8,793   200,000
 21      752     28,201     8,786    8,786   200,000     8,786    8,786   200,000     9,199    9,199   200,000
 22      752     30,400     9,078    9,078   200,000     9,078    9,078   200,000     9,580    9,580   200,000
 23      752     32,710     9,329    9,329   200,000     9,329    9,329   200,000     9,934    9,934   200,000
 24      752     35,135     9,533    9,533   200,000     9,533    9,533   200,000    10,255   10,255   200,000
 25      752     37,681     9,683    9,683   200,000     9,683    9,683   200,000    10,540   10,540   200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                             GUARANTEED CHARGES                           CURRENT CHARGES
                           -------------------------------------------------------   --------------------------
END              PREMIUM       0.00% (-.75% NET)            0.00% (-.75% NET)            0.00% (-.75% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
 26      752     40,355     9,768    9,768   200,000     9,768    9,768   200,000    10,782   10,782   200,000
 27      752     43,162     9,778    9,778   200,000     9,778    9,778   200,000    10,973   10,973   200,000
 28      752     46,109     9,695    9,695   200,000     9,695    9,695   200,000    11,105   11,105   200,000
 29      752     49,204     9,499    9,499   200,000     9,499    9,499   200,000    11,171   11,171   200,000
 30      752     52,454     9,167    9,167   200,000     9,167    9,167   200,000    11,168   11,168   200,000
 31      752     55,866     8,675    8,675   200,000     8,675    8,675   200,000    11,075   11,075   200,000
 32      752     59,449     8,000    8,000   200,000     8,000    8,000   200,000    10,898   10,898   200,000
 33      752     63,211     7,113    7,113   200,000     7,113    7,113   200,000    10,618   10,618   200,000
 34      752     67,161     5,984    5,984   200,000     5,984    5,984   200,000    10,238   10,238   200,000
 35      752     71,309     4,569    4,569   200,000     4,569    4,569   200,000     9,758    9,758   200,000
 36      752     75,664     2,809    2,809   200,000     2,809    2,809   200,000     9,152    9,152   200,000
 37      752     80,236       622      622   200,000       622      622   200,000     8,404    8,404   200,000
 38      752     85,038    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED     7,487    7,487   200,000
 39      752     90,079                                                               6,333    6,333   200,000
 40      752     95,373                                                               4,896    4,896   200,000
 41      752     100,931                                                              3,115    3,115   200,000
 42      752     106,767                                                                918      918   200,000
 43      752     112,895                                                             LAPSED   LAPSED    LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 45 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
2                                                                   Form # B1-98
Initial Modal Premium: $1,322.78-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1         752         0      415   200,000         0      447   200,000         0      447   200,000
   5         752     1,561    2,013   200,000     1,995    2,446   200,000     2,008    2,459   200,000
   10        752     3,779    3,855   200,000     5,405    5,481   200,000     5,472    5,547   200,000
   20        752     8,456    8,456   200,000    15,963   15,963   200,000    16,429   16,429   200,000
@ Age 70     752     4,569    4,569   200,000    33,240   33,240   200,000    40,010   40,010   200,000
@ Age 85     752    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    33,873   33,873   200,000
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED

* Policy lapses in policy year 38 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 46 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 53 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 35 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $751.91-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                             GUARANTEED CHARGES                           CURRENT CHARGES
                           -------------------------------------------------------   --------------------------
END              PREMIUM       0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
  1       752       790         0      415   200,000         0      447   200,000         0      447   200,000
  2       752     1,618       146      823   200,000       237      914   200,000       239      915   200,000
  3       752     2,489       624    1,226   200,000       801    1,402   200,000       805    1,406   200,000
  4       752     3,403     1,096    1,622   200,000     1,387    1,913   200,000     1,394    1,920   200,000
  5       752     4,363     1,561    2,013   200,000     1,995    2,446   200,000     2,008    2,459   200,000
  6       752     5,370     2,020    2,396   200,000     2,628    3,004   200,000     2,647    3,023   200,000
  7       752     6,428     2,472    2,772   200,000     3,284    3,585   200,000     3,311    3,612   200,000
  8       752     7,539     2,916    3,141   200,000     3,965    4,191   200,000     4,003    4,229   200,000
  9       752     8,706     3,352    3,502   200,000     4,672    4,823   200,000     4,723    4,874   200,000
 10       752     9,930     3,779    3,855   200,000     5,405    5,481   200,000     5,472    5,547   200,000
 11       752    11,216     4,387    4,387   200,000     6,361    6,361   200,000     6,447    6,447   200,000
 12       752    12,567     4,907    4,907   200,000     7,278    7,278   200,000     7,387    7,387   200,000
 13       752    13,985     5,414    5,414   200,000     8,232    8,232   200,000     8,371    8,371   200,000
 14       752    15,473     5,906    5,906   200,000     9,224    9,224   200,000     9,395    9,395   200,000
 15       752    17,036     6,383    6,383   200,000    10,255   10,255   200,000    10,460   10,460   200,000
 16       752    18,678     6,843    6,843   200,000    11,323   11,323   200,000    11,566   11,566   200,000
 17       752    20,401     7,283    7,283   200,000    12,430   12,430   200,000    12,713   12,713   200,000
 18       752    22,211     7,701    7,701   200,000    13,573   13,573   200,000    13,902   13,902   200,000
 19       752    24,111     8,093    8,093   200,000    14,751   14,751   200,000    15,140   15,140   200,000
 20       752    26,106     8,456    8,456   200,000    15,963   15,963   200,000    16,429   16,429   200,000
 21       752    28,201     8,786    8,786   200,000    17,206   17,206   200,000    17,773   17,773   200,000
 22       752    30,400     9,078    9,078   200,000    18,477   18,477   200,000    19,164   19,164   200,000
 23       752    32,710     9,329    9,329   200,000    19,774   19,774   200,000    20,601   20,601   200,000
 24       752    35,135     9,533    9,533   200,000    21,093   21,093   200,000    22,082   22,082   200,000
 25       752    37,681     9,683    9,683   200,000    22,428   22,428   200,000    23,604   23,604   200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 35 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $751.91-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                             GUARANTEED CHARGES                           CURRENT CHARGES
                           -------------------------------------------------------   --------------------------
END              PREMIUM       0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
 26       752    40,355     9,768    9,768   200,000    23,770   23,770   200,000    25,163   25,163   200,000
 27       752    43,162     9,778    9,778   200,000    25,110   25,110   200,000    26,754   26,754   200,000
 28       752    46,109     9,695    9,695   200,000    26,431   26,431   200,000    28,373   28,373   200,000
 29       752    49,204     9,499    9,499   200,000    27,714   27,714   200,000    30,012   30,012   200,000
 30       752    52,454     9,167    9,167   200,000    28,937   28,937   200,000    31,672   31,672   200,000
 31       752    55,866     8,675    8,675   200,000    30,076   30,076   200,000    33,336   33,336   200,000
 32       752    59,449     8,000    8,000   200,000    31,107   31,107   200,000    35,009   35,009   200,000
 33       752    63,211     7,113    7,113   200,000    32,002   32,002   200,000    36,677   36,677   200,000
 34       752    67,161     5,984    5,984   200,000    32,728   32,728   200,000    38,344   38,344   200,000
 35       752    71,309     4,569    4,569   200,000    33,240   33,240   200,000    40,010   40,010   200,000
 36       752    75,664     2,809    2,809   200,000    33,479   33,479   200,000    41,656   41,656   200,000
 37       752    80,236       622      622   200,000    33,364   33,364   200,000    43,269   43,269   200,000
 38       752    85,038    LAPSED   LAPSED    LAPSED    32,788   32,788   200,000    44,827   44,827   200,000
 39       752    90,079                                 31,621   31,621   200,000    46,276   46,276   200,000
 40       752    95,373                                 29,708   29,708   200,000    47,577   47,577   200,000
 41       752    100,931                                26,869   26,869   200,000    48,680   48,680   200,000
 42       752    106,767                                22,898   22,898   200,000    49,525   49,525   200,000
 43       752    112,895                                17,543   17,543   200,000    50,041   50,041   200,000
 44       752    119,329                                10,485   10,485   200,000    50,140   50,140   200,000
 45       752    126,085                                 1,295    1,295   200,000    49,720   49,720   200,000
 46       752    133,179                                LAPSED   LAPSED    LAPSED    48,652   48,652   200,000
 47       752    140,627                                                             46,793   46,793   200,000
 48       752    148,448                                                             43,964   43,964   200,000
 49       752    156,660                                                             39,798   39,798   200,000
 50       752    165,282                                                             33,873   33,873   200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 35 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $751.91-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                             GUARANTEED CHARGES                           CURRENT CHARGES
                           -------------------------------------------------------   --------------------------
END              PREMIUM       0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
 51      752     174,336                                                             25,743   25,743   200,000
 52      752     183,842                                                             14,688   14,688   200,000
 53      752     193,824                                                             LAPSED   LAPSED    LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 35 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $751.91-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*             GUARANTEED CHARGES**                 CURRENT CHARGES***
                    --------------------------   ---------------------------------   ---------------------------------
                        0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
   1        752          0      415   200,000            0         479     200,000           0         479     200,000
   5        752      1,561    2,013   200,000        2,507       2,958     200,000       2,521       2,972     200,000
   10       752      3,779    3,855   200,000        7,756       7,831     200,000       7,837       7,912     200,000
   20       752      8,456    8,456   200,000       32,195      32,195     200,000      32,866      32,866     200,000
@ Age 70    752      4,569    4,569   200,000      163,025     163,025     200,000     171,179     171,179     200,000
@ Age 85    752     LAPSED   LAPSED    LAPSED      760,174     760,174     798,182     813,493     813,493     854,168
@ Age 90    752     LAPSED   LAPSED    LAPSED    1,230,455   1,230,455   1,291,978   1,339,849   1,339,849   1,406,841

* Policy lapses in policy year 38 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 35 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $751.91-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                 GUARANTEED CHARGES                                  CURRENT CHARGES
                           --------------------------------------------------------------   ---------------------------------
END              PREMIUM       0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
  1      752        790         0      415   200,000            0         479     200,000           0         479     200,000
  2      752      1,618       146      823   200,000          332       1,009     200,000         334       1,010     200,000
  3      752      2,489       624    1,226   200,000          993       1,595     200,000         997       1,599     200,000
  4      752      3,403     1,096    1,622   200,000        1,716       2,242     200,000       1,724       2,250     200,000
  5      752      4,363     1,561    2,013   200,000        2,507       2,958     200,000       2,521       2,972     200,000
  6      752      5,370     2,020    2,396   200,000        3,373       3,749     200,000       3,394       3,770     200,000
  7      752      6,428     2,472    2,772   200,000        4,322       4,623     200,000       4,353       4,654     200,000
  8      752      7,539     2,916    3,141   200,000        5,363       5,588     200,000       5,407       5,632     200,000
  9      752      8,706     3,352    3,502   200,000        6,504       6,654     200,000       6,564       6,715     200,000
 10      752      9,930     3,779    3,855   200,000        7,756       7,831     200,000       7,837       7,912     200,000
 11      752     11,216     4,387    4,387   200,000        9,334       9,334     200,000       9,439       9,439     200,000
 12      752     12,567     4,907    4,907   200,000       10,992      10,992     200,000      11,129      11,129     200,000
 13      752     13,985     5,414    5,414   200,000       12,824      12,824     200,000      12,999      12,999     200,000
 14      752     15,473     5,906    5,906   200,000       14,846      14,846     200,000      15,065      15,065     200,000
 15      752     17,036     6,383    6,383   200,000       17,077      17,077     200,000      17,347      17,347     200,000
 16      752     18,678     6,843    6,843   200,000       19,540      19,540     200,000      19,866      19,866     200,000
 17      752     20,401     7,283    7,283   200,000       22,256      22,256     200,000      22,647      22,647     200,000
 18      752     22,211     7,701    7,701   200,000       25,252      25,252     200,000      25,716      25,716     200,000
 19      752     24,111     8,093    8,093   200,000       28,555      28,555     200,000      29,110      29,110     200,000
 20      752     26,106     8,456    8,456   200,000       32,195      32,195     200,000      32,866      32,866     200,000
 21      752     28,201     8,786    8,786   200,000       36,207      36,207     200,000      37,024      37,024     200,000
 22      752     30,400     9,078    9,078   200,000       40,628      40,628     200,000      41,618      41,618     200,000
 23      752     32,710     9,329    9,329   200,000       45,500      45,500     200,000      46,694      46,694     200,000
 24      752     35,135     9,533    9,533   200,000       50,872      50,872     200,000      52,302      52,302     200,000
 25      752     37,681     9,683    9,683   200,000       56,793      56,793     200,000      58,497      58,497     200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 35 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $751.91-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                 GUARANTEED CHARGES                                  CURRENT CHARGES
                           --------------------------------------------------------------   ---------------------------------
END              PREMIUM       0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 26      752     40,355     9,768    9,768   200,000       63,321      63,321     200,000      65,341      65,341     200,000
 27      752     43,162     9,778    9,778   200,000       70,518      70,518     200,000      72,902      72,902     200,000
 28      752     46,109     9,695    9,695   200,000       78,452      78,452     200,000      81,259      81,259     200,000
 29      752     49,204     9,499    9,499   200,000       87,201      87,201     200,000      90,500      90,500     200,000
 30      752     52,454     9,167    9,167   200,000       96,852      96,852     200,000     100,726     100,726     200,000
 31      752     55,866     8,675    8,675   200,000      107,511     107,511     200,000     112,045     112,045     200,000
 32      752     59,449     8,000    8,000   200,000      119,300     119,300     200,000     124,593     124,593     200,000
 33      752     63,211     7,113    7,113   200,000      132,364     132,364     200,000     138,512     138,512     200,000
 34      752     67,161     5,984    5,984   200,000      146,872     146,872     200,000     153,977     153,977     200,000
 35      752     71,309     4,569    4,569   200,000      163,025     163,025     200,000     171,179     171,179     200,000
 36      752     75,664     2,809    2,809   200,000      181,046     181,046     208,203     190,289     190,289     218,832
 37      752     80,236       622      622   200,000      201,035     201,035     227,170     211,463     211,463     238,953
 38      752     85,038    LAPSED   LAPSED    LAPSED      223,156     223,156     247,703     234,925     234,925     260,767
 39      752     90,079                                   247,651     247,651     269,939     260,926     260,926     284,410
 40      752     95,373                                   274,799     274,799     294,035     289,752     289,752     310,035
 41      752     100,931                                  304,931     304,931     320,178     321,726     321,726     337,813
 42      752     106,767                                  338,214     338,214     355,125     357,119     357,119     374,975
 43      752     112,895                                  374,958     374,958     393,705     396,285     396,285     416,100
 44      752     119,329                                  415,497     415,497     436,272     439,612     439,612     461,593
 45      752     126,085                                  460,195     460,195     483,204     487,525     487,525     511,902
 46      752     133,179                                  509,433     509,433     534,904     540,487     540,487     567,511
 47      752     140,627                                  563,616     563,616     591,797     599,003     599,003     628,953
 48      752     148,448                                  623,168     623,168     654,327     663,624     663,624     696,805
 49      752     156,660                                  688,532     688,532     722,959     734,917     734,917     771,663
 50      752     165,282                                  760,174     760,174     798,182     813,493     813,493     854,168

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 35 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $751.91-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                 GUARANTEED CHARGES                                  CURRENT CHARGES
                           --------------------------------------------------------------   ---------------------------------
END              PREMIUM       0.00% (-.75% NET)               12.00% (11.25% NET)                 12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH       CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS     VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 51      752     174,336                                  838,582     838,582     880,511     900,025     900,025     945,027
 52      752     183,842                                  924,272     924,272     970,485     995,200     995,200   1,044,960
 53      752     193,824                                1,017,777   1,017,777   1,068,666   1,099,744   1,099,744   1,154,731
 54      752     204,305                                1,119,652   1,119,652   1,175,635   1,214,374   1,214,374   1,275,092
 55      752     215,309                                1,230,455   1,230,455   1,291,978   1,339,849   1,339,849   1,406,841
 56      752     226,864                                1,350,734   1,350,734   1,418,270   1,476,940   1,476,940   1,550,787
 57      752     238,997                                1,484,677   1,484,677   1,544,065   1,628,917   1,628,917   1,694,074
 58      752     251,737                                1,634,684   1,634,684   1,683,724   1,798,125   1,798,125   1,852,069
 59      752     265,113                                1,803,765   1,803,765   1,839,840   1,987,683   1,987,683   2,027,437
 60      752     279,158                                1,995,876   1,995,876   2,015,834   2,201,195   2,201,195   2,223,207
 61      752     293,905                                2,207,418   2,207,418   2,229,492   2,437,203   2,437,203   2,461,575
 62      752     309,390                                2,439,451   2,439,451   2,463,846   2,697,915   2,697,915   2,724,894
 63      752     325,649                                2,691,617   2,691,617   2,718,533   2,985,983   2,985,983   3,015,843
 64      752     342,721                                2,965,892   2,965,892   2,995,551   3,304,205   3,304,205   3,337,247
 65      752     360,647                                3,268,046   3,268,046   3,300,726   3,655,673   3,655,673   3,692,230

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 35 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 35 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $751.91-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**           CURRENT CHARGES***
                    --------------------------   ---------------------------   ---------------------------
                        0.00% (-.75% NET)             0.00% (-.75% NET)             0.00% (-.75% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND      DEATH      CASH     FUND      DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS    VALUE    VALUE    PROCEEDS
   1       2,305         0    1,634   200,000         0    1,634     200,000        0    1,634     200,000
   5       2,305     6,286    7,669   200,000     6,286    7,669     200,000    6,585    7,969     200,000
   10      2,305    13,364   13,594   200,000    13,364   13,594     200,000   15,100   15,330     200,000
   20      2,305    13,343   13,343   200,000    13,343   13,343     200,000   28,269   28,269     200,000
@ Age 70   2,305    17,750   17,750   200,000    17,750   17,750     200,000   23,530   23,530     200,000
@ Age 85   2,305    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED      LAPSED    4,225    4,225     200,000
@ Age 90  LAPSED    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED      LAPSED   LAPSED   LAPSED      LAPSED

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
*** Policy lapses in policy year 31 based on current charges and a gross investment return of 0.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 55 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $2,305.37-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                            GUARANTEED CHARGES                          CURRENT CHARGES
                           -----------------------------------------------------   -------------------------
END              PREMIUM       0.00% (-.75% NET)           0.00% (-.75% NET)           0.00% (-.75% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND     DEATH      CASH    FUND     DEATH      CASH    FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS
  1    2,305      2,421         0   1,634    200,000        0   1,634    200,000        0   1,634    200,000
  2    2,305      4,962     1,142   3,216    200,000    1,142   3,216    200,000    1,174   3,248    200,000
  3    2,305      7,631     2,909   4,753    200,000    2,909   4,753    200,000    2,999   4,843    200,000
  4    2,305     10,433     4,626   6,239    200,000    4,626   6,239    200,000    4,803   6,417    200,000
  5    2,305     13,376     6,286   7,669    200,000    6,286   7,669    200,000    6,585   7,969    200,000
  6    2,305     16,465     7,881   9,034    200,000    7,881   9,034    200,000    8,344   9,497    200,000
  7    2,305     19,709     9,402  10,324    200,000    9,402  10,324    200,000   10,078  11,000    200,000
  8    2,305     23,115    10,834  11,526    200,000   10,834  11,526    200,000   11,784  12,475    200,000
  9    2,305     26,691    12,162  12,623    200,000   12,162  12,623    200,000   13,459  13,920    200,000
 10    2,305     30,447    13,364  13,594    200,000   13,364  13,594    200,000   15,100  15,330    200,000
 11    2,305     34,389    14,822  14,822    200,000   14,822  14,822    200,000   17,100  17,100    200,000
 12    2,305     38,530    15,878  15,878    200,000   15,878  15,878    200,000   18,818  18,818    200,000
 13    2,305     42,877    16,737  16,737    200,000   16,737  16,737    200,000   20,476  20,476    200,000
 14    2,305     47,441    17,373  17,373    200,000   17,373  17,373    200,000   22,052  22,052    200,000
 15    2,305     52,234    17,750  17,750    200,000   17,750  17,750    200,000   23,530  23,530    200,000
 16    2,305     57,266    17,817  17,817    200,000   17,817  17,817    200,000   24,860  24,860    200,000
 17    2,305     62,550    17,509  17,509    200,000   17,509  17,509    200,000   26,019  26,019    200,000
 18    2,305     68,098    16,736  16,736    200,000   16,736  16,736    200,000   26,973  26,973    200,000
 19    2,305     73,924    15,389  15,389    200,000   15,389  15,389    200,000   27,731  27,731    200,000
 20    2,305     80,041    13,343  13,343    200,000   13,343  13,343    200,000   28,269  28,269    200,000
 21    2,305     86,463    10,455  10,455    200,000   10,455  10,455    200,000   28,562  28,562    200,000
 22    2,305     93,207     6,567   6,567    200,000    6,567   6,567    200,000   28,523  28,523    200,000
 23    2,305     100,288    1,495   1,495    200,000    1,495   1,495    200,000   28,086  28,086    200,000
 24    2,305     107,723   LAPSED  LAPSED     LAPSED   LAPSED  LAPSED     LAPSED   27,168  27,168    200,000
 25    2,305     115,530                                                           25,674  25,674    200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 55 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $2,305.37-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                            GUARANTEED CHARGES                          CURRENT CHARGES
                           -----------------------------------------------------   -------------------------
END              PREMIUM       0.00% (-.75% NET)           0.00% (-.75% NET)           0.00% (-.75% NET)
 OF    PREMIUM   ACCUM'D    CASH    FUND     DEATH      CASH    FUND     DEATH      CASH    FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS    VALUE   VALUE   PROCEEDS
 26    2,305     123,727                                                           23,490  23,490    200,000
 27    2,305     132,334                                                           20,485  20,485    200,000
 28    2,305     141,371                                                           16,504  16,504    200,000
 29    2,305     150,861                                                           11,212  11,212    200,000
 30    2,305     160,824                                                            4,225   4,225    200,000
 31    2,305     171,286                                                           LAPSED  LAPSED     LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 55 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $2,305.37-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*          GUARANTEED CHARGES**          CURRENT CHARGES***
                    --------------------------   --------------------------   --------------------------
                        0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
   1       2,305         0    1,634   200,000         0    1,745   200,000         0    1,745   200,000
   5       2,305     6,286    7,669   200,000     7,882    9,265   200,000     8,208    9,592   200,000
   10      2,305    13,364   13,594   200,000    19,314   19,545   200,000    21,338   21,568   200,000
   20      2,305    13,343   13,343   200,000    37,968   37,968   200,000    56,620   56,620   200,000
@ Age 70   2,305    17,750   17,750   200,000    31,265   31,265   200,000    38,300   38,300   200,000
@ Age 85   2,305    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    83,867   83,867   200,000
@ Age 90   2,305    LAPSED   LAPSED    LAPSED    LAPSED   LAPSED    LAPSED    63,619   63,619   200,000

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 28 based on guaranteed charges and a gross investment return of 6.00%.
*** Policy lapses in policy year 39 based on current charges and a gross investment return of 6.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 55 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $2,305.37-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                             GUARANTEED CHARGES                           CURRENT CHARGES
                           -------------------------------------------------------   --------------------------
END              PREMIUM       0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
  1     2,305     2,421         0    1,634   200,000         0    1,745   200,000         0    1,745   200,000
  2     2,305     4,962     1,142    3,216   200,000     1,465    3,540   200,000     1,498    3,573   200,000
  3     2,305     7,631     2,909    4,753   200,000     3,549    5,394   200,000     3,644    5,488   200,000
  4     2,305    10,433     4,626    6,239   200,000     5,689    7,303   200,000     5,879    7,493   200,000
  5     2,305    13,376     6,286    7,669   200,000     7,882    9,265   200,000     8,208    9,592   200,000
  6     2,305    16,465     7,881    9,034   200,000    10,120   11,273   200,000    10,633   11,786   200,000
  7     2,305    19,709     9,402   10,324   200,000    12,397   13,319   200,000    13,157   14,079   200,000
  8     2,305    23,115    10,834   11,526   200,000    14,699   15,391   200,000    15,781   16,472   200,000
  9     2,305    26,691    12,162   12,623   200,000    17,011   17,472   200,000    18,507   18,968   200,000
 10     2,305    30,447    13,364   13,594   200,000    19,314   19,545   200,000    21,338   21,568   200,000
 11     2,305    34,389    14,822   14,822   200,000    22,004   22,004   200,000    24,686   24,686   200,000
 12     2,305    38,530    15,878   15,878   200,000    24,432   24,432   200,000    27,923   27,923   200,000
 13     2,305    42,877    16,737   16,737   200,000    26,804   26,804   200,000    31,281   31,281   200,000
 14     2,305    47,441    17,373   17,373   200,000    29,094   29,094   200,000    34,743   34,743   200,000
 15     2,305    52,234    17,750   17,750   200,000    31,265   31,265   200,000    38,300   38,300   200,000
 16     2,305    57,266    17,817   17,817   200,000    33,268   33,268   200,000    41,911   41,911   200,000
 17     2,305    62,550    17,509   17,509   200,000    35,037   35,037   200,000    45,561   45,561   200,000
 18     2,305    68,098    16,736   16,736   200,000    36,485   36,485   200,000    49,224   49,224   200,000
 19     2,305    73,924    15,389   15,389   200,000    37,503   37,503   200,000    52,915   52,915   200,000
 20     2,305    80,041    13,343   13,343   200,000    37,968   37,968   200,000    56,620   56,620   200,000
 21     2,305    86,463    10,455   10,455   200,000    37,736   37,736   200,000    60,328   60,328   200,000
 22     2,305    93,207     6,567    6,567   200,000    36,649   36,649   200,000    63,976   63,976   200,000
 23     2,305    100,288    1,495    1,495   200,000    34,515   34,515   200,000    67,520   67,520   200,000
 24     2,305    107,723   LAPSED   LAPSED    LAPSED    31,096   31,096   200,000    70,910   70,910   200,000
 25     2,305    115,530                                26,073   26,073   200,000    74,089   74,089   200,000

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 55 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $2,305.37-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                             GUARANTEED CHARGES                           CURRENT CHARGES
                           -------------------------------------------------------   --------------------------
END              PREMIUM       0.00% (-.75% NET)            6.00% (5.25% NET)            6.00% (5.25% NET)
 OF    PREMIUM   ACCUM'D    CASH     FUND     DEATH      CASH     FUND     DEATH      CASH     FUND     DEATH
YEAR   OUTLAY     AT 5%    VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS   VALUE    VALUE    PROCEEDS
 26     2,305    123,727                                19,003   19,003   200,000    76,992   76,992   200,000
 27     2,305    132,334                                 9,270    9,270   200,000    79,547   79,547   200,000
 28     2,305    141,371                                LAPSED   LAPSED    LAPSED    81,647   81,647   200,000
 29     2,305    150,861                                                             83,183   83,183   200,000
 30     2,305    160,824                                                             83,867   83,867   200,000
 31     2,305    171,286                                                             83,537   83,537   200,000
 32     2,305    182,271                                                             81,870   81,870   200,000
 33     2,305    193,805                                                             78,458   78,458   200,000
 34     2,305    205,916                                                             72,651   72,651   200,000
 35     2,305    218,633                                                             63,619   63,619   200,000
 36     2,305    231,985                                                             50,164   50,164   200,000
 37     2,305    246,005                                                             30,482   30,482   200,000
 38     2,305    260,726                                                              1,804    1,804   200,000
 39     2,305    276,183                                                             LAPSED   LAPSED    LAPSED

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 55 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $2,305.37-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

NUMERIC SUMMARY                 The following table shows how differences in investment
                                returns and policy charges would affect policy cash value
                                and death benefit.

                       GUARANTEED CHARGES*           GUARANTEED CHARGES**            CURRENT CHARGES***
                    --------------------------   ----------------------------   ----------------------------
                        0.00% (-.75% NET)            12.00% (11.25% NET)            12.00% (11.25% NET)
 POLICY   PREMIUM    CASH     FUND     DEATH      CASH      FUND      DEATH      CASH      FUND      DEATH
  YEAR    OUTLAY    VALUE    VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS    VALUE     VALUE    PROCEEDS
   1       2,305         0    1,634   200,000          0     1,855   200,000          0     1,855   200,000
   5       2,305     6,286    7,669   200,000      9,757    11,140   200,000     10,113    11,496   200,000
   10      2,305    13,364   13,594   200,000     27,938    28,169   200,000     30,303    30,533   200,000
   20      2,305    13,343   13,343   200,000     95,873    95,873   200,000    118,811   118,811   200,000
@ Age 70   2,305    17,750   17,750   200,000     55,748    55,748   200,000     64,339    64,339   200,000
@ Age 85   2,305    LAPSED   LAPSED    LAPSED    269,847   269,847   283,339    363,140   363,140   381,297
@ Age 90   2,305    LAPSED   LAPSED    LAPSED    449,303   449,303   471,768    610,796   610,796   641,336

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
*** Policy continues to age 100 based on current charges and a gross investment return of 12.00%.


APPLICANT'S OR POLICYOWNER'S    I have received a copy of this illustration and understand
ACKNOWLEDGEMENT                 that any not-guaranteed elements are subject to change and could be either higher or lower. The agent has told me that they are not guaranteed.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date
                                ------------------------------------------------------
                                -------------------------
                                Signature of Applicant or Policyowner
                                Date

REPRESENTATIVE'S                I certify that this illustration has been presented to the
ACKNOWLEDGEMENT                 applicant and that I have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.
                                ------------------------------------------------------
                                -------------------------
                                Signature of Representative
                                Date

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 55 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $2,305.37-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT

                                                    GUARANTEED CHARGES
                           ---------------------------------------------------------------------
END              PREMIUM           0.00% (-.75% NET)                  12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D     CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   OUTLAY     AT 5%      VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
  1     2,305     2,421            0       1,634     200,000           0       1,855     200,000
  2     2,305     4,962        1,142       3,216     200,000       1,802       3,877     200,000
  3     2,305     7,631        2,909       4,753     200,000       4,244       6,088     200,000
  4     2,305    10,433        4,626       6,239     200,000       6,890       8,504     200,000
  5     2,305    13,376        6,286       7,669     200,000       9,757      11,140     200,000
  6     2,305    16,465        7,881       9,034     200,000      12,861      14,013     200,000
  7     2,305    19,709        9,402      10,324     200,000      16,217      17,139     200,000
  8     2,305    23,115       10,834      11,526     200,000      19,839      20,531     200,000
  9     2,305    26,691       12,162      12,623     200,000      23,742      24,203     200,000
 10     2,305    30,447       13,364      13,594     200,000      27,938      28,169     200,000
 11     2,305    34,389       14,822      14,822     200,000      32,876      32,876     200,000
 12     2,305    38,530       15,878      15,878     200,000      37,958      37,958     200,000
 13     2,305    42,877       16,737      16,737     200,000      43,443      43,443     200,000
 14     2,305    47,441       17,373      17,373     200,000      49,362      49,362     200,000
 15     2,305    52,234       17,750      17,750     200,000      55,748      55,748     200,000
 16     2,305    57,266       17,817      17,817     200,000      62,632      62,632     200,000
 17     2,305    62,550       17,509      17,509     200,000      70,047      70,047     200,000
 18     2,305    68,098       16,736      16,736     200,000      78,027      78,027     200,000
 19     2,305    73,924       15,389      15,389     200,000      86,614      86,614     200,000
 20     2,305    80,041       13,343      13,343     200,000      95,873      95,873     200,000
 21     2,305    86,463       10,455      10,455     200,000     105,903     105,903     200,000
 22     2,305    93,207        6,567       6,567     200,000     116,842     116,842     200,000
 23     2,305    100,288       1,495       1,495     200,000     128,887     128,887     200,000
 24     2,305    107,723      LAPSED      LAPSED      LAPSED     142,302     142,302     200,000
 25     2,305    115,530                                         157,441     157,441     200,000

               CURRENT CHARGES
      ---------------------------------
END          12.00% (11.25% NET)
 OF     CASH        FUND        DEATH
YEAR    VALUE       VALUE     PROCEEDS
  1           0       1,855     200,000
  2       1,836       3,911     200,000
  3       4,343       6,187     200,000
  4       7,093       8,707     200,000
  5      10,113      11,496     200,000
  6      13,429      14,582     200,000
  7      17,071      17,993     200,000
  8      21,073      21,764     200,000
  9      25,470      25,931     200,000
 10      30,303      30,533     200,000
 11      36,043      36,043     200,000
 12      42,121      42,121     200,000
 13      48,828      48,828     200,000
 14      56,212      56,212     200,000
 15      64,339      64,339     200,000
 16      73,259      73,259     200,000
 17      83,055      83,055     200,000
 18      93,818      93,818     200,000
 19     105,690     105,690     200,000
 20     118,811     118,811     200,000
 21     133,348     133,348     200,000
 22     149,483     149,483     200,000
 23     167,456     167,456     200,000
 24     187,572     187,572     200,000
 25     210,048     210,048     220,550

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 55 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $2,305.37-Premium Mode: Annual-Riders: None

                          LIFE INSURANCE ILLUSTRATION

                            MONY Custom EstateMaster

        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

STANDARD LEDGER STATEMENT continued

                                                    GUARANTEED CHARGES
                           ---------------------------------------------------------------------
END              PREMIUM           0.00% (-.75% NET)                  12.00% (11.25% NET)
 OF    PREMIUM   ACCUM'D     CASH        FUND        DEATH       CASH        FUND        DEATH
YEAR   OUTLAY     AT 5%      VALUE       VALUE     PROCEEDS      VALUE       VALUE     PROCEEDS
 26     2,305    123,727                                         174,786     174,786     200,000
 27     2,305    132,334                                         194,991     194,991     204,740
 28     2,305    141,371                                         217,658     217,658     228,541
 29     2,305    150,861                                         242,550     242,550     254,678
 30     2,305    160,824                                         269,847     269,847     283,339
 31     2,305    171,286                                         299,736     299,736     314,723
 32     2,305    182,271                                         332,418     332,418     349,038
 33     2,305    193,805                                         368,096     368,096     386,501
 34     2,305    205,916                                         406,986     406,986     427,336
 35     2,305    218,633                                         449,303     449,303     471,768
 36     2,305    231,985                                         495,259     495,259     520,022
 37     2,305    246,005                                         546,403     546,403     568,259
 38     2,305    260,726                                         603,639     603,639     621,749
 39     2,305    276,183                                         668,106     668,106     681,468
 40     2,305    292,412                                         741,295     741,295     748,708
 41     2,305    309,454                                         821,896     821,896     830,114
 42     2,305    327,347                                         910,317     910,317     919,421
 43     2,305    346,135                                       1,006,441   1,006,441   1,016,506
 44     2,305    365,862                                       1,111,017   1,111,017   1,122,127
 45     2,305    386,576                                       1,226,223   1,226,223   1,238,485

               CURRENT CHARGES
      ---------------------------------
END          12.00% (11.25% NET)
 OF     CASH        FUND        DEATH
YEAR    VALUE       VALUE     PROCEEDS
 26     234,902     234,902     246,647
 27     262,373     262,373     275,491
 28     292,719     292,719     307,355
 29     326,211     326,211     342,522
 30     363,140     363,140     381,297
 31     403,822     403,822     424,013
 32     448,585     448,585     471,014
 33     497,771     497,771     522,660
 34     551,722     551,722     579,308
 35     610,796     610,796     641,336
 36     675,360     675,360     709,128
 37     746,901     746,901     776,777
 38     826,512     826,512     851,307
 39     915,645     915,645     933,958
 40   1,015,985   1,015,985   1,026,145
 41   1,126,899   1,126,899   1,138,168
 42   1,249,425   1,249,425   1,261,919
 43   1,384,810   1,384,810   1,398,658
 44   1,534,369   1,534,369   1,549,712
 45   1,699,554   1,699,554   1,716,549

This is an illustration, not a policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for MONY Series Fund, Inc. or Enterprise Accumulation Trust portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company of America, MONY Series Fund, Inc. or Enterprise Accumulation Trust that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 55 Male Non-Smoker Preferred                         Prepared On: 09/11/1998
Age 55 Female Non-Smoker Preferred                              Version 98.09.01
Specified Amount: $200,000-Death Benefit Option: Specified Amount for Option
1                                                                   Form # B1-98
Initial Modal Premium: $2,305.37-Premium Mode: Annual-Riders: None

                                    PART II

                   (INFORMATION NOT REQUIRED IN A PROSPECTUS)

                                    PART II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and Reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that Section.

RULE 484 UNDERTAKING

     The By-Laws of MONY Life Insurance Company of America ("MONY America") provide, in Article VI as follows:

          SECTION 1. The Corporation shall indemnify any existing or former director, officer, employee or agent of the Corporation against all expenses incurred by them and each of them which may arise or be incurred, rendered or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee or agent of the Corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, all subject and pursuant to the provisions of the Articles of Incorporation of this Corporation.

          SECTION 2. The indemnification provided in this By-Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS RELATING TO SECTION 26 OF THE
  INVESTMENT COMPANY ACT OF 1940

     Registrant and MONY Life Insurance Company of America represent that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company of America.

CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The Facing Sheet.

     Cross-Reference to items required by Form N-8B-2.

     Prospectus consisting of        pages.

     The Undertaking to file reports.

     The signatures.

     Written consents of the following persons:

          a. Edward P. Bank, Vice President and Deputy General Counsel, The Mutual Life Insurance Company of New York

          b. PricewaterhouseCoopers LLP, Independent Accountants

     The following exhibits:

          1. The following exhibits correspond to those required by paragraph A of the instructions as exhibits to Form N-8B2:

             (1) Resolution of the Board of Directors of MONY America authorizing establishment of MONY America Variable Account L, filed as
        Exhibit 1 to Registration Statement on Form S-6, dated February 21, 1985 (Registration Nos. 2-95900 and 811-4235), is incorporated herein by reference.

             (2) Not applicable.

             (3) (a) Underwriting Agreement between MONY Life Insurance Company of America, MONY Series Fund, Inc., and MONY Securities Corp., filed as
        Exhibit 3(a) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated January 6, 1995 (Registration Nos. 33-82570 and 811-4235), is incorporated by referenced herein.

             (b) Proposed specimen agreement between MONY Securities Corp. and registered representatives, filed as Exhibit 3(b) of Pre-Effective Amendment No. 1, dated December 17, 1990, to Registration Statement on Form N-4 (Registration Nos. 33-37722 and 811-6126) is incorporated herein by reference.

             (c) Commission schedule (with Commission Contract), filed as
        Exhibit 3(c) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated January 6, 1995 (Registration Nos. 33-82570 and 811-4235), is incorporated by referenced herein.

             (4) Not applicable.

             (5) Form of policy, filed herewith as Exhibit 1(5).

             (6) Articles of Incorporation and By-Laws of MONY America filed as Exhibits 6(a) and 6(b), respectively, to Registration Statement Registration No. 33-13183) dated April 6, 1987, is incorporated herein by reference.

             (7) Not applicable.

             (8) (a) Form of agreement to purchase shares. Application Form for Flexible Premium Variable Universal Life Insurance Policy, filed as
        Exhibit 1.(10) to Pre-Effective Amendment No. 1, dated January 6, 1995, to Registration Statement on Form S-6 (Registration No. 33-82570), is incorporated herein by reference.

             (b) Investment Advisory Agreement between MONY Life Insurance Company of America and MONY Series Fund, Inc. filed as Exhibit 5(i) to Post-Effective amendment No. 14 to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated February 27, 1998, is incorporated herein by reference.

             Portfolio Manager Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and OpCap Advisors, as sub-advisor, filed as Exhibit 5 to Post-Effective Amendment No. 8, dated September 30, 1994, to Registration Statement on Form N-1A (Registration No. 33-21534), is incorporated herein by reference.

             Portfolio Manager Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Gabelli Asset Management Co., as sub-adviser, filed as Exhibit 5 to Post-Effective Amendment No. 8, dated September 30, 1994, to Registration Statement on Form N-1A (Registration No. 33-21534), is incorporated herein by reference.

             Portfolio Manager Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Brinson Partners, Inc., as sub-adviser, filed as Exhibit 5 to Post-Effective Amendment No. 8, dated September 30, 1994, to Registration Statement on Form N-1A (Registration No. 33-21534), is incorporated herein by reference.

             Portfolio Manager Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Caywood-Scholl Capital Management, Inc., as sub-adviser, filed as Exhibit 5 to Post-Effective Amendment No. 8, dated September 30, 1994, to Registration Statement on Form N-1A (Registration No. 33-21534), is incorporated herein by reference.

             (c) Services Agreement between The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America filed as Exhibit 5(ii) to Pre-Effective Amendment to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated July 19, 1985, is incorporated herein by reference.

             (9) Not applicable.

             (10) Application Form for Flexible Premium Variable Universal Life Insurance Policy, filed as Exhibit 1.(10) to Pre-Effective Amendment No. 1, dated January 6, 1995, to Registration Statement on Form S-6 (Registration No. 33-82570), is incorporated herein by reference.

          2. Opinion and consent of Edward P. Bank, Vice President and Deputy General Counsel, The Mutual Life Insurance Company of New York, as to legality of the securities being registered, is filed herewith as Exhibit 2.

          3. Not applicable.

          4. Not applicable.

          5. Not applicable.

          6. Not Applicable.

          7. Consent of PricewaterhouseCoopers LLP as to the inclusion of their reports on the audits of the financial statements of MONY America Variable Account L and the statutory financial statements of MONY Life Insurance Company of America, is filed herewith as Exhibit 7.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, MONY America Variable Account L of MONY Life Insurance Company of America, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on this 28th day of September, 1998.

                                          MONY AMERICA VARIABLE ACCOUNT L OF
                                          MONY LIFE INSURANCE COMPANY OF AMERICA

                                          By:      /s/ MICHAEL I. ROTH
                                            ------------------------------------
                                              Michael I. Roth, Director,
                                              Chairman of the Board and Chief
                                              Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed below by the following persons in the capacities and on the date indicated.

SIGNATURE                                                                                  DATE
---------                                                                                  ----

              /s/ MICHAEL I. ROTH                 Director, Chairman of the Board   September 28, 1998
------------------------------------------------    and Chief Executive Officer
                Michael I. Roth

               /s/ SAMUEL J. FOTI                 Director, President and Chief     September 28, 1998
------------------------------------------------    Operating Officer
                 Samuel J. Foti

              /s/ RICHARD DADDARIO                Director, Vice President and      September 28, 1998
------------------------------------------------    Controller
                Richard Daddario                    (Principal Financial and
                                                    Accounting Officer)

             /s/ KENNETH M. LEVINE                Director and Executive Vice       September 28, 1998
------------------------------------------------    President
               Kenneth M. Levine

            /s/ PHILLIP A. EISENBERG              Director, Vice President and      September 28, 1998
------------------------------------------------    Chief Actuary
              Phillip A. Eisenberg

              /s/ MARGARET G. GALE                Director and Vice President       September 28, 1998
------------------------------------------------
                Margaret G. Gale

              /s/ CHARLES P. LEONE                Director and Vice President       September 28, 1998
------------------------------------------------
                Charles P. Leone

             /s/ RICHARD E. CONNORS               Director                          September 28, 1998
------------------------------------------------
               Richard E. Connors

              /s/ STEPHEN J. HALL                 Director                          September 28, 1998
------------------------------------------------
                Stephen J. Hall

                                 EXHIBIT INDEX

 1.(5).  Form of Policy

 2.      Opinion and Consent of Edward P. Bank
 7.      Consent of PricewaterhouseCoopers LLP

27.      Financial Data Schedule